

AGREE REALTY
RETHINK RETAIL

ANNUAL
REPORT
2023

ANNUAL REPORT

for the year ended
DECEMBER 31, 2023

Agree Realty Corporation (NYSE: ADC) is a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) whose mission is to **RETHINK RETAIL** through the acquisition and development of properties net leased to industry-leading, omni-channel retail tenants throughout the United States.

Building upon the foundation of excellence established throughout the past five decades, Agree Realty continues to be a market leader in the net lease space. As of December 31, 2023, our growing portfolio consisted of 2,135 properties located in 49 states and contained approximately 44.2 million square feet of gross leasable area.



2023
Wawa
2022
ROSS
DRESS FOR LESS
Walmart

2021
McDonald's
SHERWIN-WILLIAMS
2020
QuikTrip
TRADER JOE'S
AutoZone
2019
O'Reilly AUTO PARTS
LOWE'S
TRACTOR SUPPLY CO
HOBBY LOBBY
2018
BEST BUY
TJ·maxx
COSTCO
Kroger
THE HOME DEPOT



Dear Fellow Shareholders,

As we embark on our 30th year as a public company, we reflect on another operationally strong year despite the turbulent markets and macroeconomic volatility. In 2023, we invested approximately $1.34 billion across 319 retail net lease properties and surpassed 2,000 properties in our portfolio while continuing to focus on the country's strongest operators. Our disciplined approach has served to strengthen our best-in-class portfolio, resulting in a record of over 69% of annualized base rents derived from investment grade retailers.

Our prudent decision to pre-equitize our balance sheet during the fourth quarter of 2022 coupled with the only 5.5-year term loan recently achieved in the REIT sector, enabled us to execute and drive investment spreads that position our Company for growth in 2024. This proven strategy of proactive balance sheet management and disciplined investment activity has delivered outsized earnings growth to our shareholders. Over the past five years, the Company has grown AFFO per share at a compound annual rate of 7% while growing our well-covered dividend at a compound annual rate of 6%. This growth is the highest among our peers and was accomplished while simultaneously strengthening our portfolio and deleveraging our balance sheet.

Given our peer leading growth, best-in-class retail portfolio and fortress-like balance sheet, our recent stock price performance has undoubtedly been disappointing. However, we have not wavered in our approach, and recent insider purchases demonstrate our confidence in the Company's long-term value proposition. Management and Directors continue to put more skin into the game as they independently invested $16 million via open market purchases of our common stock during the past year.

With that, please allow me the opportunity to discuss how our Company's approach positions us for continued success.

Retail Thought Leadership & Investment Foresight

We launched our acquisition platform in 2010 with a focus on retailers that are e-commerce and recession resistant. As the retail landscape has evolved, we have articulated and executed upon an omni-channel vision and highlighted the critical role that free-standing net lease plays in enabling retailers' omni-channel strategies. Today, most successful retailers have adopted a comprehensive approach that relies both on brick & mortar operations and e-commerce distribution. The early identification of those leading operators has allowed us to develop strong relationships and become a full-service real estate solution to today's top omni-channel retailers.

Over the past decade, we have meaningfully increased our exposure to once little-known retailers that are now industry leaders, including: Tractor Supply, Gerber Collision, Sunbelt Rentals and The TJX Companies. Simultaneously, we have pared back or avoided exposure to retailers that did not adapt their strategy to succeed in an omni-channel world. Most notably, we significantly reduced our exposure to Walgreens as we watched them struggle to make the necessary innovations to the front end of their stores to drive traffic, revenue, and margins. In 2012, Walgreens comprised approximately 30% of ABR, and today our exposure is down to roughly 1% of ABR.

The results of our thought leadership and investment foresight are clear. In 2010, our portfolio was comprised of 73 retail properties with approximately 70% of ABR derived from Borders, Kmart, and Walgreens. Since the inception of our acquisition platform, we have added over 2,000 high-quality retail net lease properties, investing more than $8 billion to construct the preeminent retail portfolio in the country. Nine of our top 10 tenants carry investment grade credit ratings, and all are industry leaders. Our focus on leading operators ensures that our tenants have the balance sheets to experiment, invest and deliver a comprehensive omni-channel offering.

Maintaining Our Discipline

While we are laser-focused on a "sandbox" comprised of leading retailers, our past experiences also remind us of the importance of diversification. We remain steadfastly committed to maintaining a well-diversified portfolio and avoiding outsized exposures to any tenant or sector. Today, no sector makes up more than 10% of ABR, and our top three sector concentration is the lowest among our net lease peers. Our disciplined investment approach is also evidenced by other critical portfolio metrics. We have the lowest retail rent per square foot in the net lease sector, and the highest ground lease exposure at close to 12% of ABR. We believe ground leases provide superior risk-adjusted returns and we continue to uncover unique opportunities to invest in this asset class.





Our methodical approach also extends to capital deployment. The rapid rise in interest rates has sidelined buyers and resulted in decreased transaction activity, leaving little competition for assets...aside from sellers' own expectations. Our team remained patient while we waited for prices to reach attractive levels and proactively searched for those sellers that needed to transact. We could have chosen to move up the risk curve, buying lower quality assets or credits to drive near-term earnings growth while diluting the quality of our portfolio. Alternatively, we could have invested more capital at lower spreads, creating minimal near-term earnings growth while increasing our asset base, hence making it potentially more difficult to drive future earnings growth.

In lieu of pursuing alternate strategies, we remained steadfast to our disciplined investment criteria. We acquired $1.2 billion of high-quality retail net lease assets during 2023, while pushing cap rates above 7% for the first time since 2019 and increasing our investment grade exposure by approximately 130 basis points year-over-year. We will continue to adhere to our stringent investment criteria while targeting investment spreads of at least 100 basis points, ensuring that we drive appropriate per share earnings growth.

Capital Markets Leader

Maintaining a conservative and flexible balance sheet has been a foundational principle of our Company's strategy since its inception. We have also sought and pioneered innovative ways to raise capital. In 2018, we were the first net lease REIT to issue forward equity. Many of our peers have since followed suit, with forward equity accounting for approximately 85% of all common stock issuances in the net lease sector during the past two years. We have continued to establish our capital markets leadership in recent years with the lowest cost preferred equity issuance in the history of net lease REITs at 4.25%. Lastly, this past year, we issued a market-leading 5.5-year term loan that fit into our well-staggered debt maturity schedule and was attractively priced at a fixed rate of 4.52% inclusive of prior hedging activity.

Including the aforementioned term loan, we raised over $720 million of debt and equity capital this past year. Additionally, we entered into $150 million of forward starting swaps, fixing the effective base rate for a future 10-year unsecured debt issuance at sub 4%. Consistent with our emphasis on long-term value creation, our focus remains on long-term, fixed-rate unsecured debt financings rather than short-term debt instruments that provide short-lived earnings accretion but create near-term refinancing headwinds.

We will look to continue opportunistically raising capital, while maintaining a conservative leverage profile and ensuring that our balance sheet enables our growth, rather than restricting it. With over $1 billion of total liquidity and proforma Net Debt to Recurring EBITDA of 4.3 times at year end, plus no material debt maturities until 2028, our balance sheet is very well positioned to support our continued growth.

In Conclusion

While our stock price performance this past year has been disappointing, it does not reflect our Company's many accomplishments. We strengthened the country's leading retail portfolio and fortified our best-in-class balance sheet, both of which have helped us deliver peer-leading AFFO per share growth over the past five years. In 2024, we are **DIALED IN** on maintaining discipline to our time-tested strategy focused on creating long-term value for our shareholders. I would like to thank our many loyal shareholders, our Board of Directors, our retail partners, and our outstanding Team for their continued support of Agree Realty Corporation.

Sincerely,

Joey Agree

President & Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-12928

AGREE REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	**38-3148187**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

32301 Woodward Avenue, Royal Oak, Michigan	**48073**
(Address of principal executive offices)	(Zip Code)

(248) 737-4190
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $.0001 par value	ADC	New York Stock Exchange
Depositary Shares, each representing one-thousandth of a share of 4.25% Series A Cumulative Redeemable Preferred Stock, $0.0001 par value	ADCPrA	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's shares of common stock held by non-affiliates was $6,195,174,672 as of June 30, 2023, based on the closing price of $65.39 on the New York Stock Exchange on that date.

At February 12, 2024, there were 100,519,355 shares of common stock, $.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the annual stockholder meeting to be held in 2024 are incorporated by reference into Part III of this Annual Report on Form 10-K as noted herein.

AGREE REALTY CORPORATION
<u>Index to Form 10-K</u>

(This page has been left blank intentionally.)

PART I

<u>**Cautionary Note Regarding Forward-Looking Statements**</u>

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by use of the words "anticipate," "estimate," "should," "expect," "believe," "intend," "may," "will," "seek," "could," "project" or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and which could materially affect the Company's results of operations, financial condition, cash flows, performance or future achievements or events. Currently, one of the most significant factors, however, is the adverse effect of macroeconomic conditions, including inflation and the potential impacts of pandemics, epidemics or other public health emergencies or fear of such events on the financial condition, results of operations, cash flows and performance of the Company and its tenants, the real estate market and the global economy and financial markets. The extent to which macroeconomic trends may impact the Company and its tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Moreover, you should interpret many of the risks identified in this report, as well as the risks set forth below, as being heightened as a result of the ongoing and numerous adverse impacts of macroeconomic conditions. Additional factors which may cause actual results to differ materially from current expectations include, but are not limited to: changes in general economic, financial and real estate market conditions; the financial failure of, or other default in payment by, tenants under their leases and the potential resulting vacancies; the Company's concentration with certain tenants and in certain markets, which may make the Company more susceptible to adverse events; changes in the Company's business strategy; risks that the Company's acquisition and development projects will fail to perform as expected; adverse changes and disruption in the retail sector and the financing stability of the Company's tenants, which could impact tenants' ability to pay rent and expense reimbursement; the Company's ability to pay dividends; risks relating to information technology and cybersecurity attacks, loss of confidential information and other related business disruptions; loss of key management personnel; the potential need to fund improvements or other capital expenditures out of operating cash flow; financing risks, such as the inability to obtain debt or equity financing on favorable terms or at all; the level and volatility of interest rates; the Company's ability to renew or re-lease space as leases expire; limitations in the Company's tenants' leases on real estate tax, insurance and operating cost reimbursement obligations; loss or bankruptcy of one or more of the Company's major tenants, and bankruptcy laws that may limit the Company's remedies if a tenant becomes bankrupt and rejects its leases; potential liability for environmental contamination, which could result in substantial costs; the Company's level of indebtedness, which could reduce funds available for other business purposes and reduce the Company's operational flexibility; covenants in the Company's credit agreements and unsecured notes, which could limit the Company's flexibility and adversely affect its financial condition; credit market developments that may reduce availability under the Company's revolving credit facility; an increase in market interest rates which could raise the Company's interest costs on existing and future debt; a decrease in interest rates, which may lead to additional competition for the acquisition of real estate or adversely affect the Company's results of operations; the Company's hedging strategies, which may not be successful in mitigating the Company's risks associated with interest rates; legislative or regulatory changes, including changes to laws governing real estate investment trusts ("REITs"); the Company's ability to maintain its qualification as a REIT for federal income tax purposes and the limitations imposed on its business by its status as a REIT; and the Company's failure to qualify as a REIT for federal income tax purposes, which could adversely affect the Company's operations and ability to make distributions.

Unless the context otherwise requires, references in this Annual Report on Form 10-K to the terms "registrant," the "Company," "Agree Realty," "we," "our" or "us" refer to Agree Realty Corporation and all of its consolidated subsidiaries, including its majority owned operating partnership, Agree Limited Partnership (the "Operating Partnership"). Agree Realty has elected to treat certain subsidiaries as taxable real estate investment trust subsidiaries which are collectively referred to herein as the "TRS."

Item 1:   **Business**

General

The Company is a fully integrated REIT primarily focused on the ownership, acquisition, development and management of retail properties net leased to industry leading tenants. The Company was founded in 1971 by its current Executive Chairman, Richard Agree, and its common stock was listed on the New York Stock Exchange ("NYSE") in 1994. The Company's assets are held by, and all of its operations are conducted through, directly or indirectly, the Operating Partnership of which the Company is the sole general partner and in which it held a 99.7% common interest as of December 31, 2023. Under the agreement of limited partnership of the Operating Partnership, the Company, as the sole general partner, has exclusive responsibility and discretion in the management and control of the Operating Partnership.

As of December 31, 2023, the Company's portfolio consisted of 2,135 properties located in 49 states and totaling approximately 44.2 million square feet of Gross Leasable Area ("GLA"). The portfolio was approximately 99.8% leased and had a weighted average remaining lease term of approximately 8.4 years. A significant majority of the Company's properties are leased to national tenants and approximately 69.1% of our annualized base rent was derived from tenants, or parent entities thereof, with an investment grade credit rating from S&P Global Ratings, Moody's Investors Service, Fitch Ratings or the National Association of Insurance Commissioners. Substantially all of our tenants are subject to net lease agreements. A net lease typically requires the tenant to be responsible for minimum monthly rent and property operating expenses including property taxes, insurance and maintenance.

As of December 31, 2023, the Company had 72 full-time employees, covering acquisitions, development, legal, asset management, accounting, finance, administrative and executive functions.

The Company was incorporated in December 1993 under the laws of the State of Maryland. The Company believes that it has operated, and it intends to continue to operate, in such a manner to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). In order to maintain qualification as a REIT, the Company must, among other things, distribute at least 90% of its REIT taxable income each year and meet asset and income tests. Additionally, its charter limits ownership of the Company, directly or constructively, by any single person to 9.8% of the value or number of shares, whichever is more restrictive, of its outstanding common stock and 9.8% of the value of the aggregate of all of its outstanding stock, subject to certain exceptions. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income that is distributed currently to its stockholders.

The Company's principal executive offices are located at 32301 Woodward Avenue, Royal Oak MI 48073 and its telephone number is (248) 737-4190. The Company's website is www.agreerealty.com. The Company's reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC") pursuant to Section 13 or 15(d) of the Exchange Act and can be accessed through this site, free of charge, as soon as reasonably practicable after we electronically file or furnish such reports. These filings are also available on the SEC's website at www.sec.gov. The Company's website also contains copies of its corporate governance guidelines and code of business conduct and ethics, as well as the charters of its audit, compensation and nominating and governance committees. The information on the Company's website is not part of this report.

Recent Developments

For a discussion of business developments that occurred in 2023, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" later in this report. Certain summarized highlights are contained below.

Investments and Disposition Activity

During 2023, the Company completed approximately $1.28 billion of investments in net leased retail real estate. Total investment volume includes the acquisition of 282 properties for an aggregate purchase price of approximately $1.19 billion, and the completed development of 21 properties for an aggregate cost of approximately $86.2 million. These 303 properties are net leased to tenants operating in 27 sectors and are located in 40 states. These assets are 100% leased for a weighted average lease term of approximately 11.4 years.

During 2023, the Company sold six assets, including one former corporate headquarters office building, for net proceeds of $13.8 million.

Leasing

During 2023, excluding properties that were sold, the Company executed new leases, extensions or options on approximately 1,873,000 square feet of GLA throughout its portfolio. The annualized base contractual rent associated with these new leases, extensions or options is approximately $15.8 million.

Dividends

The Company increased its monthly dividend per common share from $0.24 to $0.243 in April 2023 and further increased the monthly dividend per common share to $0.247 in October 2023.

The December 2023 dividend per share of $0.247 represents an annualized dividend of $2.964 per share and an annualized dividend yield of approximately 4.7% based on the last reported sales price of our common stock listed on the NYSE of $62.95 on December 29, 2023.

The Company has routinely paid cash dividends to our common shareholders. Common cash dividends were paid quarterly for 107 consecutive quarters between 1994 and 2020 prior to moving to monthly common cash dividends in 2021. We have since paid 37 consecutive monthly dividends. Although we expect to continue our policy of paying regular dividends, we cannot guarantee that we will maintain our current level of common dividends, that we will continue our recent pattern of increasing dividends per share or what our actual dividend yield will be in any future period.

In addition to its common dividends, the Company paid monthly cash dividends on its 4.25% Series A Cumulative Redeemable Preferred Stock.

Financing

Equity

In September 2022, the Company entered into a $750 million at-the-market ("ATM") program (the "2022 ATM Program") through which the Company, from time to time, may sell shares of common stock and/or enter into forward sale agreements.

As of December 31, 2023, the Company completed forward sale agreements under the 2022 ATM Program for 10,197,230 shares of common stock, for anticipated future net proceeds of $669.1 million, after deducting fees and expenses. The Company has settled 6,363,359 shares of these forward sale agreements as of December 31, 2023 for net proceeds of approximately $433.4 million, after deducting fees and expenses. The Company is required to settle the remaining forward agreements by January 2025.

The Company had approximately $75.8 million of availability remaining under the 2022 ATM Program as of December 31, 2023.

Debt

In July 2023, the Company closed on an unsecured $350 million 5.5-year term loan (the "2029 Unsecured Term Loan") which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500 million and matures in January 2029. Borrowings under the 2029 Unsecured Term Loan are priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings, plus a SOFR adjustment of 10 basis points. Based on the Company's credit ratings at the time of closing, pricing on the 2029 Unsecured Term Loan was 95 basis points over SOFR. The Company used the existing $350 million of forward starting interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.57% until January 2029.

Business Strategies

Our primary business objectives are to capitalize on distinct market positioning in the retail net lease space, focus on 21st century industry-leading retailers through our external growth platforms, leverage our real estate acumen and relationships to identify superior risk-adjusted opportunities, maintain a conservative and flexible capital structure that enables growth, and provide consistent, high-quality earnings growth and a well-covered growing dividend. The following is a discussion of our investment, financing and asset management strategies.

Investment

We are primarily focused on the long-term, fee simple ownership of properties net leased to national or large, regional retailers operating in sectors we believe to be more e-commerce and recession resistant than other retail sectors. Our leases are typically long-term net leases that require the tenant to pay all property operating expenses, including real estate taxes, insurance and maintenance. We believe that a diversified portfolio of such properties provides for stable and predictable cash flow.

We seek to expand and enhance our portfolio by identifying the best risk-adjusted investment opportunities across our three external avenues for growth: development, Developer Funding Platform ("DFP") and acquisitions.

> Development: We have been developing retail properties since the formation of our predecessor company in 1971 and our development platform seeks to employ our capabilities to direct all aspects of the development process, including site selection, land acquisition, lease negotiation, due diligence, design and construction. Our developments are typically build-to-suit projects that result in fee simple ownership of the property upon completion.

> Developer Funding Platform: Our DFP, previously called Partner Capital Solutions, collaborates with developers or retailers on their in-process developments. We offer construction expertise and access to capital to facilitate the successful completion of their projects. We typically take fee simple ownership of DFP projects upon completion.

> Acquisitions: Our acquisitions platform expands our investment capabilities by pursuing opportunities that meet both our real estate and return on investment criteria.

We believe that development and DFP projects have the potential to generate superior risk-adjusted returns on investment in properties that are substantially similar to those we acquire.

We focus on four core principles that underlie our investment criteria:

- Omni-channel critical (e-commerce resistance), focusing on leading operators that have matured in omni-channel structure or those in e-commerce resistant sectors;
- Recession resistance, emphasizing a balanced portfolio with exposure to counter-cyclical sectors and retailers with strong credit profiles;
- Avoidance of private equity sponsorship, emphasizing leading operators with strong balance sheets and minimizing exposure to the possibility of such sponsorship overleveraging their acquisitions and reducing retailers' abilities to invest in their businesses; and
- Adherence to strong real estate fundamentals and fungible buildings, protecting against unforeseen changes to our investment philosophies.

Each platform leverages the Company's real estate acumen to pursue investments in net lease retail real estate. Factors that we consider when evaluating an investment include but are not limited to:

- Overall market-specific characteristics, such as demographics, market rents, competition and retail synergy;
- Asset-specific characteristics, such as the age, size, location, zoning, use and environmental history, accessibility, physical condition, signage and visibility of the property;
- Tenant-specific characteristics, including but not limited to the financial profile, operating history, business plan,

size, market positioning, geographic footprint, management team, industry and/or sector-specific trends and other characteristics specific to the tenant and parent thereof;

- Unit-level operating characteristics, including store sales performance and profitability, if available;
- Lease-specific terms, including term of the lease, rent to be paid by the tenant and other tenancy considerations; and
- Transaction considerations, such as purchase price, seller profile and other non-financial terms.

Financing

We seek to maintain a capital structure that provides us with the flexibility to manage our business and pursue our growth strategies, while allowing us to service our debt requirements and generate appropriate risk-adjusted returns for our stockholders. We believe these objectives are best achieved by a capital structure that consists primarily of common equity and prudent amounts of preferred equity and debt financing. However, we may raise capital in any form and under terms that we deem acceptable and in the best interest of our stockholders.

We have previously utilized common and preferred stock equity offerings, secured mortgage borrowings, unsecured bank borrowings, private placements and public offerings of senior unsecured notes and the sale of properties to meet our capital requirements. We continually evaluate our financing policies on an on-going basis in light of current economic conditions, access to various capital markets, relative costs of equity and debt securities, the market value of our properties and other factors.

We occasionally sell common stock through forward sale agreements, enabling the Company to set the price of shares upon pricing the offering while delaying the issuance of shares and the receipt of the net proceeds by the Company.

As of December 31, 2023, the Company's ratio of total debt to enterprise value, assuming the conversion of common limited partnership interests in the Operating Partnership ("Operating Partnership Common Units") into shares of common stock, was approximately 27.2%, and its ratio of total debt to total gross assets (before accumulated depreciation) was approximately 29.6%.

As of December 31, 2023, our total debt outstanding before deferred financing costs and original issue discount was $2.43 billion, including $44.9 million of secured mortgage debt that had a weighted average fixed interest rate of 3.78% and a weighted average maturity of 5.8 years, $2.16 billion of unsecured borrowings, which includes $350.0 million of unsecured term loans and $1.81 billion of unsecured notes, that had a weighted average fixed interest rate of 3.50% (including the effects of interest rate swap agreements) and a weighted average maturity of 6.5 years, and $227.0 million of floating rate borrowings under our revolving credit facility at a weighted average interest rate of approximately 6.27%.

Certain financial agreements to which the Company is a party contain covenants that limit its ability to incur debt under certain circumstances; however, our organizational documents do not limit the absolute amount or percentage of indebtedness that we may incur. As such, we may modify our borrowing policies at any time without stockholder approval.

Asset Management

We maintain a proactive leasing and capital improvement program that, combined with the quality and locations of our properties, has made our properties attractive to tenants. We intend to continue to hold our properties for long-term investment and, accordingly, place a strong emphasis on the quality of construction and an on-going program of regular and preventative maintenance. Our properties are designed and built to require minimal capital improvements other than renovations or alterations, typically paid for by tenants. Personnel from our corporate headquarters conduct regular inspections of each property, maintain regular contact with major tenants and engage in consistent dialogue to understand store performance and tenant sustainability.

We have a management information system designed to provide our management with the operating data necessary to make informed business decisions on a timely basis. This system provides us rapid access to lease data, tenants' sales history, cash flow budgets and forecasts. Such a system helps us to maximize cash flow from operations and closely monitor corporate expenses.

Competition

The U.S. commercial real estate investment market is a highly competitive industry. We actively compete with many entities engaged in the acquisition, development and operation of commercial properties. As such, we compete with other investors for a limited supply of properties and financing for these properties. Investors include traded and non-traded public REITs, private equity firms, institutional investment funds, insurance companies and private individuals, many of which have greater financial resources than we do and the ability to accept more risk than we believe we can prudently manage. There can be no assurance that we will be able to compete successfully with such entities in our acquisition, development and leasing activities in the future.

Significant Tenants

No tenant accounted for more than 10.0% of our annualized base rent as of December 31, 2023. See "Item 2 – Properties" for additional information on our top tenants and the composition of our tenant base.

Regulation

Environmental

Investments in real property create the potential for environmental liability on the part of the owner or operator of such real property. If hazardous substances are discovered on or emanating from a property, the owner or operator of the property may under certain statutory schemes be held strictly liable for all costs and liabilities relating to such hazardous substances. We have obtained a Phase I environmental study (which involves inspection without soil sampling or ground water analysis) conducted by independent environmental consultants on each of our properties and, in certain instances, have conducted additional investigation, including Phase II environmental assessments.

We have no knowledge of any hazardous substances existing on our properties in violation of any applicable laws; however, no assurance can be given that such substances are not currently located on any of our properties.

We believe that we are in compliance, in all material respects, with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. Furthermore, we have not received notice from any governmental authority of any noncompliance, liability or other claim in connection with any of our properties.

Americans with Disabilities Act of 1990

Our properties, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990 and similar state and local laws and regulations (collectively, the "ADA"). Investigation of a property may reveal non-compliance with the ADA. Our tenants will typically have primary responsibility for complying with the ADA, but we may incur costs if the tenant does not comply. As of December 31, 2023, we have not received notice from any governmental authority, nor are we otherwise aware, of any non-compliance with the ADA that we believe would have a material adverse effect on our business, financial position or results of operations.

Human Capital

Team Members and Values

As of December 31, 2023, the Company had 72 full-time team members covering acquisitions, development, legal, asset management, accounting, finance, administrative, and executive functions as compared to 76 full-time team members as of December 31, 2022.

Our core values are the foundation of our Company culture and include:

- We All Do the Dishes - We are a team. We all roll up our sleeves and dig in, no matter the task.
- Brick by Brick - We achieve results by making consistent, disciplined decisions.
- Greatness Requires Grit - We have a resilient mindset to achieve and exceed our goals.

- Punch Your Ticket - We push ourselves to be the best we can at our position and embrace the opportunities that new challenges present.

We work to attract the best talent externally to meet the current and future demands of our business. We utilize social media, professional recruiters and other organizations to find motivated and talented team members and employ competency-based behavioral interviewing techniques.

Talent Management

Professional development is a cornerstone of our talent management system, and we diligently work to develop talent from within. We emphasize professional development through both technical and soft-skill development and training. To empower team members to reach their potential, the Company provides a range of on-the-job training and mentoring, knowledge sharing, continuing education and "lunch-and-learn" programs. Our talent management practices include the utilization of our core competency frameworks, professional development plans, career pathing and succession planning and carefully designed promotion and internal mobility opportunities.

Our team members' goal setting and performance feedback processes include formal quarterly and annual reviews and self and team leader reviews, as well as ongoing one-on-one meetings with team leaders. Professional development plans based on critical core competencies are created and monitored to ensure progress is made along established timelines.

Financial and Health Wellness

As part of our compensation philosophy, we offer and maintain market competitive total rewards programs for team members in order to attract and retain superior talent. These programs not only include wages and incentives, but also health, welfare, and retirement benefits.

Our compensation philosophies include:

- Total compensation that is both fair and competitive. The Company seeks fairness in total compensation with reference to external and internal comparisons.
- Attract, retain and motivate team members. Compensation is used to achieve business objectives by attracting, retaining and motivating top talent.
- Reward superior individual and Company performance on both a short-term and long-term basis. Performance-based pay aligns the interests of management with the interests of our stockholders and motivates and rewards individual efforts and company success.
- Align executives' and team members' long-term interests with those of our stockholders. The Company seeks to align these interests by providing a significant portion of executive officer compensation in the form of restricted common stock. In addition, all team members are eligible to receive a portion of compensation in the form of restricted common stock.

The structure of our compensation programs balance incentive earnings for both short-term and long-term performance. Specifically, the programs include a base salary, incentive compensation through annual cash bonuses and equity participation, and a retirement plan with Company match.

The "Agree Wellness Program" affords team members paid time off and holidays, fully equipped on-site fitness amenities, and leaves of absence for specified events. Insurance coverages are provided for all team members and their dependents, including medical, dental, vision, disability, and life insurance. The Company pays 100% of medical, short-term, long-term, and life insurance premiums for team members and their families.

Environmental, Social and Governance ("ESG")

As part of the Company's commitment to continuously improving our understanding of and performance across material ESG topics, the Company engaged a third-party consultant since 2022 to help identify opportunities for improvement across our programs, policies, and disclosures to meet the expectations of our stakeholders. The Company executed an ongoing sustainability and ESG strategy to enhance our oversight structure, risk management, policies, data collection, reporting, and stakeholder engagement. Additionally, the Company received Gold Level recognition from Green Lease Leaders.

Environmental Sustainability

We understand that environmental sustainability is an ongoing endeavor and embrace the responsibility to be a steward of the environment, use natural resources carefully, and work with our retail partners on shared sustainability initiatives. We remain committed to using our time, talents, resources, and relationships to grow in a manner that makes the world and the environment better for future generations.

Our focus on industry-leading, national and super-regional retailers provides for long-term relationships with many environmentally conscientious retailers. This is particularly meaningful because the Company's portfolio is primarily comprised of properties that are leased to tenants under long-term net leases where the tenant is generally responsible for maintaining the property and implementing environmentally responsible practices.

In 2023, we engaged with our retail partners on shared sustainability initiatives at our properties, and executing green leases with various tenants, as well as systematically monitoring ESG policies for current and prospective tenants. We will continue working with our tenants and consultant to update our greenhouse gas emissions inventory.

Social Company Culture and Team Members

The Agree Wellness Program focuses on physical and financial wellness to enhance team members' well-being. The Company believes that team members who are healthy, fit, financially secure and motivated are team members who achieve personal and professional success. Ongoing professional development is offered to help all team members advance their careers. The Company regularly sponsors local charities and has received numerous local awards recognizing its outstanding corporate culture and wellness initiatives. The Company supports healthy living through enhanced health insurance, an on-site gym, training and education, various complementary meal programs and many other benefits.

We support team members with generous cash compensation plans, equity ownership programs, retirement plans and ongoing access to financial planning resources. Team members are compensated for their performance and rewarded for their outstanding work. Alignment of individual, team, corporate and stockholder objectives provides for continuity, teamwork and increased collaboration. Our team members are paid commensurate with their qualifications, responsibilities, productivity, quality of work and adherence to our core values.

The Agree Culture Committee is composed of team members from departments throughout the organization. The Company's Culture Committee hosts a variety of events that are focused on team building and camaraderie as well as contributing to the communities in which they live.

Governance Fiduciary Duties and Ethics

We believe that nothing is more important than a company's reputation for integrity and serving as a responsible fiduciary for its stockholders. We are committed to managing the Company for the benefit of our stockholders and are focused on maintaining good corporate governance.

Our board of directors has 10 directors, eight of whom are independent, including the Company's new independent director added in 2024. Six new independent directors have been added since 2018. Independent directors meet regularly, without the presence of officers or team members. A Lead Independent Director was appointed in 2019.

The board of directors has adopted an insider trading policy that applies to all directors, officers and team members. The Company does not have a stockholder rights plan ("poison pill") and maintains stock ownership guidelines for directors and named executive officers requiring specified levels of stock ownership. Time-vested stock grants to officers and team members vest over a three-year period to provide long-term alignment, while performance-based stock grants to named executive officers utilize total shareholder return, with the amount of the grants intended to increase as total returns to stockholders increase, further enhancing alignment. Our board of directors has established a succession plan for the Chief Executive Officer to cover emergencies and other occurrences. Finally, the Company annually submits "say-on-pay" advisory votes to its stockholders.

Available Information

We make available free of charge through our website at www.agreerealty.com all reports we electronically file with, or furnish to, the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K, as well as any amendments to those reports, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC. These filings are also accessible on the SEC's website at www.sec.gov.

Item 1A: Risk Factors

The following factors and other factors discussed in this Annual Report on Form 10-K could cause the Company's actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere in future SEC reports. You should carefully consider each of the risks, assumptions, uncertainties and other factors described below and elsewhere in this report, as well as any reports, amendments or updates reflected in subsequent filings or furnishings with the SEC. We believe these risks, assumptions, uncertainties and other factors, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results and could materially and adversely affect our business operations, results of operations, financial condition and liquidity.

Risks Related to Our Business and Operations

Economic and financial conditions may have a negative effect on our business and operations.

Changes in global or national economic conditions, such as the global economic and financial market downturn, rising tensions between China and Taiwan and the conflicts in Ukraine and in the Middle East, may cause or continue to cause, among other things, tightening in the credit markets, lower levels of liquidity, increases in the rate of default and bankruptcy and lower consumer spending and business spending, which could adversely affect our business and operations. For example, the current and continued macro-economic conditions of high inflation and increased interest rates have increased the costs associated with acquiring new properties and decreased the availability of financing on terms that we find acceptable, which has reduced our ability to acquire properties at our historical rate with attractive terms. Potential consequences of changes in economic and financial conditions include:

- Changes in the performance of our tenants, which may result in lower rent and lower recoverable expenses that the tenant can afford to pay and tenant defaults under the leases;
- Current or potential tenants may delay or postpone entering into long-term net leases with us;
- The ability to borrow on terms and conditions that we find acceptable may be limited or unavailable, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from acquisition and development activities, reduce our ability to make cash distributions to our stockholders and increase our future interest expense;
- Our ability to access the capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions;
- The recognition of impairment charges on or reduced values of our properties, which may adversely affect our results of operations or limit our ability to dispose of assets at attractive prices and may reduce the availability of buyer financing; and
- One or more lenders under our revolving credit facility could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given certain fixed costs and commitments associated with our operations, which could materially impact our results of operations and/or financial condition.

Our business is significantly dependent on single tenant properties.

We focus our development and investment activities on ownership of real properties that are primarily net leased to a single tenant. Therefore, the financial failure of, or other default in payment by, a single tenant under its lease and the potential resulting vacancy is likely to cause a significant reduction in our operating cash flows from that property and a significant reduction in the value of the property and could cause a significant impairment loss. In addition, we would be responsible for all of the operating costs of a property following a vacancy at a single tenant building. Because our properties have generally been built to suit a particular tenant's specific needs and desires, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in releasing such property.

Bankruptcy laws will limit our remedies if a tenant becomes bankrupt and rejects its leases.

If a tenant becomes bankrupt or insolvent, that could diminish the income we receive from that tenant's leases. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its leasehold with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be an unsecured claim subject to statutory limitations, and therefore any amounts received in bankruptcy are likely to be substantially less valuable than the remaining rent we otherwise were owed under the leases. In addition, any payment on a claim we have for unpaid past rent could be substantially less than the amount owed.

Our portfolio is concentrated in certain states, which makes us more susceptible to adverse events in these areas.

Our properties are located in 49 states throughout the United States and in particular, the state of Texas (where 143 properties out of 2,135 properties are located, or 7.2% of our annualized base rent was derived as of December 31, 2023), Florida (137 properties, or 6.1% of our annualized base rent), Illinois (124 properties, or 5.5% of our annualized base rent), North Carolina (127 properties, or 5.5% of our annualized base rent), and Ohio (133 properties, or 5.3% of our annualized rent). An economic downturn or other adverse events or conditions such as natural disasters in any of these areas, or any other area where we may have significant concentration in the future, could result in a material reduction of our cash flows or material losses to our company.

Our tenants are concentrated in certain retail sectors, which makes us susceptible to adverse conditions impacting these sectors.

As of December 31, 2023, 9.6%, 8.7% and 8.6% of our annualized contractual base rent and interest were derived from tenants operating in the grocery store, home improvement, and tire and auto service sectors, respectively. Similarly, we have concentrations in other sectors such as dollar stores, convenience stores, and general merchandise. Any decrease in consumer demand for the products and services offered by our tenants operating in any industries for which we have concentrations could have an adverse effect on our tenants' revenues, costs and results of operations, thereby adversely affecting their ability to meet their lease obligations to us. As we continue to invest in properties, our portfolio may become more or less concentrated by industry sector.

There are risks associated with our development and acquisition activities.

We intend to continue the development of new properties and to consider possible acquisitions of existing properties. We anticipate that our new developments will be financed under the revolving credit facility or other forms of financing that will result in a risk that permanent fixed rate financing on newly developed projects might not be available or would be available only on disadvantageous terms. In addition, new project development is subject to a number of risks, including risks of construction delays or cost overruns that may increase anticipated project costs. Furthermore, new project commencement risks also include receipt of zoning, occupancy, other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not pursued to completion. If permanent debt or equity financing is not available on acceptable terms to finance new development or acquisitions undertaken without permanent financing, further development activities or acquisitions might be curtailed, or cash available for distribution might be adversely affected. Acquisitions entail risks that investments will fail to perform in accordance with expectations, as well as general investment risks associated with any new real estate investment.

Loss of revenues from tenants would reduce the Company's cash flow.

Our tenants encounter significant macroeconomic, governmental and competitive forces. Beginning in 2022, in an effort to combat inflation and restore price stability, the Federal Reserve significantly raised its benchmark federal funds rate, which led to increases in interest rates in the credit markets. The Federal Reserve may continue to raise the federal funds rate, which will likely lead to higher interest rates in the credit markets and the possibility of slowing economic growth and/or a recession. Additionally, U.S. government policies implemented to address inflation, including actions by the Federal Reserve to increase interest rates, could negatively impact consumer spending and adversely impact the broader economy. Adverse changes in consumer spending or consumer preferences for particular goods, services or store-based retailing could severely impact their ability to pay rent. Shifts from in-store to online shopping could increase due to changing consumer shopping patterns as well as the increase in consumer adoption and use of mobile electronic devices. This expansion of e-commerce could have an adverse impact on our tenant's ongoing viability. The default, financial distress, bankruptcy or liquidation of one or more of our tenants could cause substantial vacancies in our property portfolio or impact our tenants' ability to pay rent. Vacancies reduce our revenues, increase property expenses and could decrease the value of each vacant property. Upon the expiration of a lease, the tenant may choose not to renew the lease, renegotiate the economics of any option period(s) as a condition of exercising one or more of them, and/or we may not be able to release the vacant property at a comparable lease rate or without incurring additional expenditures in connection with such renewal or re-leasing. These risks could be exacerbated by a deterioration in the financial condition of any major tenant with leases in multiple locations.

The availability and timing of cash dividends is uncertain.

We expect to continue to pay regular dividends to our stockholders. However, we bear all expenses incurred by our operations, and our funds generated by operations, after deducting these expenses, may not be sufficient to cover desired levels of dividends to our stockholders. We cannot assure our stockholders that sufficient funds will be available to pay dividends.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions, or other limitations under our indebtedness, annual dividend requirements or the REIT provisions of the Internal Revenue Code, state law and such other factors as our board of directors deems relevant. Further, we may issue new shares of common stock as compensation to our team members or in connection with public offerings or acquisitions. Any future issuances may substantially increase the cash required to pay dividends at current or higher levels.

Any preferred shares we may offer may have a fixed dividend rate that would not increase with any increases in the dividend rate of our common stock. Conversely, payment of dividends on our common stock is subject to payment in full of the dividends on any preferred shares and payment of interest on any debt securities we may offer.

If we do not maintain or increase the dividend on our common stock, it could have an adverse effect on the market price of our shares.

We face risks relating to information technology and cybersecurity attacks, loss of confidential information and other business disruptions.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes and we rely on commercially available systems, software, tools and monitoring to provide infrastructure and security for processing, transmitting and storing information. Any failure, inadequacy or interruption could materially harm our business and/or damage our business relationships and our reputation. Furthermore, our business is subject to risks from and may be impacted by cybersecurity attacks or cyber intrusion, including attempts to gain unauthorized access to our confidential data and other electronic security breaches. Such cyber-attacks can range from individual attempts to gain unauthorized access to our information technology systems to more sophisticated security threats. While we employ a number of measures to prevent, detect and mitigate these threats, there is no guarantee such efforts will be successful in preventing a cyber-attack. Cybersecurity incidents could cause operational interruption, damage to our business relationships, private data exposure (including personally identifiable information, or proprietary and confidential information, of ours and our team members, as well as third parties) and affect the efficiency of our business operations. Any such incidents could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information and reduce the benefits of our technologies. Further, while we carry cyber liability insurance, such insurance may not be adequate to cover all losses related to such events.

Our environmental, social and governance commitments could result in additional costs, and our inability to achieve them could have an adverse impact on our reputation and performance.

From time to time, we communicate our strategies, commitments and targets related to sustainability and other environmental, social and governance matters. These strategies, commitments and targets reflect our current plans and aspirations, and we may be unable to achieve them. We may from time to time incur additional expense to meet such targets. Any failure to meet these sustainability targets could adversely impact our business, financial condition and results of operations. In addition, standards and processes for measuring and reporting carbon emissions and other sustainability metrics may change over time, and may result in inconsistent data, or could result in significant revisions to our strategies, commitments and targets, or our ability to achieve them. Any scrutiny of our sustainability disclosures or our failure to achieve related strategies, commitments and targets could negatively impact our reputation or performance.

General Real Estate Risk

Our performance and value are subject to general economic conditions and risks associated with our real estate assets.

There are risks associated with owning and leasing real estate. Although many of our leases contain terms that obligate the tenants to bear substantially all of the costs of operating our properties, investing in real estate involves a number of risks. Income from and the value of our properties may be adversely affected by:

- Changes in general or local economic conditions;
- The attractiveness of our properties to potential tenants;
- Changes in supply of or demand for similar or competing properties in an area;
- Bankruptcies, financial difficulties or lease defaults by our tenants;
- Changes in operating costs and expense and our ability to control rents;
- Our ability to lease properties at favorable rental rates;
- Our ability to sell a property when we desire to do so at a favorable price;
- Property damage or casualty loss;
- Impacts of climate change;
- The potential risk of functional obsolescence of properties over time;
- Changes in or increased costs of compliance with governmental rules, regulations and fiscal policies, including changes in the ADA and similar regulations and tax, real estate, environmental and zoning laws, and our potential liability thereunder.

Economic and financial market conditions have and may continue to exacerbate many of the foregoing risks. If a tenant fails to perform on its lease covenants, that would not excuse us from meeting any mortgage debt obligation secured by the property and could require us to fund reserves in favor of our mortgage lenders, thereby reducing funds available for payment of cash dividends on our shares of common stock.

The fact that real estate investments are relatively illiquid may reduce economic returns to investors.

We may desire to sell a property in the future because of changes in market conditions or poor tenant performance or to avail ourselves of other opportunities. We may also be required to sell a property in the future to meet secured debt obligations or to avoid a secured debt loan default. Real estate properties cannot generally be sold quickly, and we cannot assure you that we could always obtain a favorable price. We may be required to invest in the restoration or modification of a property before we can sell it, or we may need to obtain landlord consent to sell certain assets in which we have a leasehold interest in the land underlying the buildings. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions and, as a result, could adversely affect our financial condition, results of operations, cash flows and our ability to pay dividends on our common stock.

Our ability to renew leases or re-lease space on favorable terms as leases expire significantly affects our business.

We are subject to the risks that, upon expiration of leases for space located in our properties, the premises may not be re-let or the terms of re-letting (including the cost of concessions to tenants) may be less favorable than current lease terms. If a tenant does not renew its lease or if a tenant defaults on its lease obligations, there is no assurance we could obtain a substitute tenant on acceptable terms. If we cannot obtain another tenant with comparable building structural space and configuration needs, we may be required to modify the property for a different use, which may involve a significant capital expenditure and a delay in re-leasing the property. Further, if we are unable to re-let promptly all or a substantial portion of our retail space or if the rental rates upon such re-letting were significantly lower than expected rates, our net income and ability to make expected distributions to stockholders would be adversely affected. There can be no assurance that we will be able to retain tenants in any of our properties upon the expiration of their leases.

Our leases contain certain limitations on tenants' real estate tax, insurance and operating cost reimbursement obligations.

Our tenants under net leases generally are responsible for paying the real estate taxes, insurance costs and operating costs associated with the leased property. However, certain leases contain limitations on the tenant's cost reimbursement obligations and, therefore, there are costs which may be incurred and which will not be reimbursed in full by tenants. This could reduce our operating cash flows from those properties and could reduce the value of those properties.

Potential liability for environmental contamination could result in substantial costs.

Under federal, state and local environmental laws, we may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or actual responsibility, simply because of our current or past ownership or operation of the real estate. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to make distributions to our stockholders. This potential liability results from the following:

- As owner, we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination;
- The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination;
- Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs; and
- Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or lease an affected property. In addition, some environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

We own and may in the future acquire properties that will be operated as convenience stores with gas station facilities. The operation of convenience stores with gas station facilities at our properties will create additional environmental concerns. Similarly, we may lease properties to users or producers of other hazardous materials. We require that the tenants who operate these facilities do so in material compliance with current laws and regulations.

A majority of our leases require our tenants to comply with environmental laws and to indemnify us against environmental liability arising from the operation of the properties. However, we could be subject to strict liability under environmental laws because we own the properties. There are certain losses, including losses from environmental liabilities, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. There is also a risk that tenants may not satisfy their environmental compliance and indemnification obligations under the leases. Any of these events could substantially increase our cost of operations, require us to fund environmental indemnities in favor of our secured lenders and reduce our ability to service our secured debt and pay dividends to stockholders and any debt security interest payments. Environmental problems at any properties could also put us in default under loans secured by those properties, as well as loans secured by unaffected properties.

Uninsured losses relating to real property may adversely affect our returns.

Our leases generally require tenants to carry comprehensive liability and extended coverage insurance on our properties. However, there are certain losses, including losses from environmental liabilities, terrorist acts or catastrophic acts of nature, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. If there is an uninsured loss or a loss in excess of insurance limits, we could lose both the revenues generated by the affected property and the capital we have invested in the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate an affected property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. In the event of a substantial unreimbursed loss, we would remain obligated to repay any mortgage indebtedness or other obligations related to the property.

It has generally become more difficult and expensive to obtain property insurance, including coverage for terrorism. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property insurance on our properties at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (for example, earthquake, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable.

If we were unable to obtain adequate insurance on our properties for certain risks, it could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments that require us to maintain adequate insurance to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experience damage which would otherwise have been covered by insurance, it could materially and adversely affect our financial condition and the operations of our properties.

Risks Related to Our Debt Financings

Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility, and we may have future capital needs and may not be able to obtain additional financing on acceptable terms.

At December 31, 2023, our ratio of total debt to enterprise value (assuming conversion of Operating Partnership Common Units into shares of common stock) was approximately 27.2%. Incurring substantial debt may adversely affect our business and operating results by:

- Requiring us to use a substantial portion of our cash flow to pay interest and principal, which reduces the amount available for distributions, acquisitions and capital expenditures;
- Making us more vulnerable to economic and industry downturns and reducing our flexibility to respond to changing business and economic conditions;
- Requiring us to agree to less favorable terms, including higher interest rates, in order to incur additional debt, and otherwise limiting our ability to borrow for operations, working capital or to finance acquisitions in the future; or
- Limiting our flexibility in conducting our business, including our ability to finance or refinance our assets, contribute assets to joint ventures or sell assets as needed, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms.

In addition, the use of leverage presents an additional element of risk in the event that (1) the cash flow from lease payments on our properties is insufficient to meet debt obligations, (2) we are unable to refinance our debt obligations as necessary or on as favorable terms, (3) there is an increase in interest rates, (4) we default on our financial obligations or (5) debt service requirements increase. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the property could be foreclosed upon with a consequential loss of income and asset value to us.

We generally intend to maintain a ratio of total indebtedness (including construction or acquisition financing) to total market capitalization of 65% or less. Nevertheless, we may operate with debt levels which are in excess of 65% of total market capitalization for extended periods of time. If our debt capitalization policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our operating cash flow and our ability to make expected distributions to stockholders, and could result in an increased risk of default on our obligations.

Covenants in our credit agreements and note purchase agreements could limit our flexibility and adversely affect our financial condition.

The terms of the financing agreements and other indebtedness require us to comply with a number of customary financial and other covenants. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations. Our financing agreements contain certain cross-default provisions which could be triggered in the event that we default on our other indebtedness. These cross-default provisions may require us to repay or restructure the revolving credit facility in addition to any mortgage or other debt that is in default. If our properties were foreclosed upon, or if we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be adversely affected.

Our unsecured revolving credit facility, certain term loan agreements and certain note purchase agreements contain various restrictive corporate covenants, including a maximum total leverage ratio, a maximum secured leverage ratio and a minimum fixed charge coverage ratio. In addition, our unsecured revolving credit facility, certain term loan agreements and certain note purchase agreements have unencumbered pool covenants, which include a maximum unencumbered leverage ratio and a minimum unencumbered interest coverage ratio. These covenants may restrict our ability to pursue certain business initiatives or certain transactions that might otherwise be advantageous. Furthermore, failure to meet certain of these financial covenants could cause an event of default under and/or accelerate some or all of such indebtedness which could have a material adverse effect on us.

An increase in market interest rates could raise our interest costs on existing and future debt or adversely affect our stock price, and a decrease in interest rates may lead to additional competition for the acquisition of real estate or adversely affect our results of operations.

Our interest costs for any new debt and our current debt obligations may rise if interest rates increase. This increased cost could make the financing of any new acquisition more expensive as well as lower our current period earnings. For example, the increase in interest rates has led to an increase in our cost of capital, resulting in requiring acquisition opportunities to have higher investment yields to achieve our investment goals and objectives. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay to lease our assets and limit our ability to reposition our portfolio promptly in response to changes in economic or other conditions. An increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which could adversely affect the market price of our common stock. Decreases in interest rates may lead to additional competition for the acquisition of real estate due to a reduction in desirable alternative income-producing investments. Increased competition for the acquisition of real estate may lead to a decrease in the yields on real estate targeted for acquisition. In such circumstances, if we are not able to offset the decrease in yields by obtaining lower interest costs on our borrowings, our results of operations may be adversely affected.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. These instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, that a court could rule that such agreements are not legally enforceable, and that we may have to post collateral to enter into hedging transactions, which we may lose if we are unable to honor our obligations. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the REIT income tests. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

Future offerings of debt and equity may not be available to us or may adversely affect the market price of our common stock.

We expect to continue to increase our capital resources by making additional offerings of equity and debt securities in the future, which could include classes or series of preferred stock, common stock and senior or subordinated notes. Our ability to raise additional capital may be restricted at a time when we would like or need, including as a result of market conditions. Future market dislocations could cause us to seek sources of potentially less attractive capital and impact our flexibility to react to changing economic and business conditions. All debt securities and other borrowings, as well as all classes or series of preferred stock, will be senior to our common stock in a liquidation of our company. Additional equity offerings could dilute our stockholders' equity and reduce the market price of shares of our common stock. In addition, depending on the terms and pricing of an additional offering of our common stock and the value of our properties, our stockholders may experience dilution in both the book value and fair value of their shares. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after an offering or the perception that such sales could occur, and this could materially and adversely affect our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue preferred stock or other securities convertible into equity securities with a distribution preference or a liquidation preference that may limit our ability to make distributions on our common stock. Our ability to estimate the amount, timing or nature of additional offerings is limited as these factors will depend upon market conditions and other factors.

Risks Related to Our Corporate Structure

Our charter, bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

Our charter contains 9.8% ownership limits. Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and contains provisions that limit any person to actual or constructive ownership of no more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock and no more than 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. Our board of directors, in its sole discretion, may exempt, subject to the satisfaction of certain conditions, any person from the ownership limits. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The ownership limits may delay or impede, and we may use the ownership limits deliberately to delay or impede, a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

We have a staggered board. Our directors are divided into three classes serving three-year staggered terms. The staggering of our board of directors may discourage offers for the Company or make an acquisition more difficult, even when an acquisition may be viewed to be in the best interest of our stockholders.

We could issue stock without stockholder approval. Our board of directors could, without stockholder approval, issue authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors could, without stockholder approval, classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares. Our board of directors could establish a series of stock that could, depending on the terms of such series, delay, defer or prevent a transaction or change of control that might involve a premium price for our common stock or otherwise be viewed to be in the best interest of our stockholders.

Provisions of Maryland law may limit the ability of a third party to acquire control of our company. Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares, including:

- "Business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter would require the recommendation of our board of directors and impose special appraisal rights and special stockholder voting requirements on these combinations; and

- "Control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The business combination statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has exempted from the business combination provisions of the Maryland General Corporation Law, or MGCL, any business combination with Mr. Richard Agree or any other person acting in concert or as a group with Mr. Richard Agree.

In addition, our bylaws contain a provision exempting from the control share acquisition statute Richard Agree, Edward Rosenberg, any spouses or the foregoing, any brothers or sisters of the foregoing, any ancestors of the foregoing, any other lineal descendants of any of the foregoing, any estates of any of the foregoing, any trusts established for the benefit of any of the foregoing and any other entity controlled by any of the foregoing, our other officers, our team members, any of the associates or affiliates of the foregoing and any other person acting in concert of as a group with any of the foregoing.

Additionally, Title 3, Subtitle 8 of the MGCL, permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement certain takeover defenses. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price.

Our charter, our bylaws, the limited partnership agreement of the Operating Partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be viewed to be in the best interest of our stockholders.

An officer and director may have interests that conflict with the interests of stockholders.

An officer and member of our board of directors owns Operating Partnership Units. This individual may have personal interests that conflict with the interests of our stockholders with respect to business decisions affecting us and the Operating Partnership, such as interests in the timing and pricing of property sales or refinancing in order to obtain favorable tax treatment.

Federal Income Tax Risks

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes we must continually satisfy numerous income, asset and other tests, thus having to forego investments we might otherwise make and hindering our investment performance.

Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.

We will be subject to increased taxation if we fail to qualify as a REIT for federal income tax purposes. Although we believe that we are organized and operate in such a manner so as to qualify as a REIT under the Internal Revenue Code, no assurance can be given that we will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and applicable treasury regulations is also increased in the context of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. Additionally, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the approval of our stockholders. A REIT that annually distributes at least 90% of its taxable income to its stockholders generally is not taxed at the corporate level on such distributed income. We have not requested and do not plan to request a ruling from the Internal Revenue Service (the "IRS") that we qualify as a REIT.

If we fail to qualify as a REIT, we will face tax consequences that will substantially reduce the funds available for payment of cash dividends:

- We would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates.
- We may be subject to increased state and local taxes.
- Unless we are entitled to relief under statutory provisions, we could not elect to be treated as a REIT for four taxable years following the year in which we failed to qualify.

In addition, if we fail to qualify as a REIT, we will no longer be required to pay dividends (other than any mandatory dividends on any preferred shares we may offer). As a result of these factors, our failure to qualify as a REIT could adversely affect the market price for our common stock.

U.S. federal tax reform legislation could affect REITs generally, the geographic markets in which we operate, our stock and our results of operations, both positively and negatively in ways that are difficult to anticipate.

Changes to the federal income tax laws are proposed regularly. Additionally, the REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain such changes could have an adverse impact on our business and financial results. In particular, H.R. 1, which took effect for taxable years that began on or after January 1, 2018 (subject to certain exceptions), as amended by the Coronavirus Aid, Relief, and Economic Security Act made many significant changes to the federal income tax laws that profoundly impacted the taxation of individuals, corporations (both regular C corporations as well as corporations that have elected to be taxed as REITs), and the taxation of taxpayers with overseas assets and operations. A number of changes that affect non-corporate taxpayers will expire at the end of 2025 unless Congress acts to extend them. These changes impact us and our stockholders in various ways, some of which are adverse or potentially adverse compared to prior law. While the IRS has issued some guidance with respect to certain of the new provisions, there are numerous interpretive issues that will require further guidance, and technical corrections legislation may be needed to clarify certain aspects of the new law and give proper effect to Congressional intent. There can be no assurance, however, that technical clarifications or further changes needed to prevent unintended or unforeseen tax consequences will be enacted by Congress. In addition, while certain elements of tax reform legislation do not impact us directly as a REIT, they could impact the geographic markets in which we operate, the tenants that populate our properties and the customers who frequent our properties in ways, both positive and negative, that are difficult to anticipate. Other legislative proposals could be enacted in the future that could affect REITs and their stockholders. Prospective investors are urged to consult their tax advisors regarding the effect of these tax law changes and any other potential tax law changes on an investment in our common stock.

Changes in tax laws may prevent us from maintaining our qualification as a REIT.

As we have previously described, we intend to maintain our qualification as a REIT for federal income tax purposes. However, this intended qualification is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect our status as a REIT. If there is a change in the tax law that prevents us from qualifying as a REIT or that requires REITs generally to pay corporate level income taxes, we may not be able to make the same level of distributions to our stockholders.

Complying with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

In order to qualify as a REIT, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities, securities of TRSs and qualified real estate assets) cannot include more than 10% of the voting securities or 10% of the value of all securities, of any one issuer. In addition, in general, no more than 5% of the total value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of securities of any one issuer, and no more than 20% of the total value of our assets can be represented by one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

We may have to borrow funds or sell assets to meet our distribution requirements.

Subject to some adjustments that are unique to REITs, a REIT generally must distribute 90% of its taxable income. For the purpose of determining taxable income, we may be required to accrue interest, rent and other items treated as earned for tax purposes but that we have not yet received. In addition, we may be required not to accrue as expenses for tax purposes some expenses that actually have been paid, including, for example, payments of principal on our debt, or some of our deductions might be disallowed by the IRS. As a result, we could have taxable income in excess of cash available for distribution. If this occurs, we may have to borrow funds or liquidate some of our assets in order to meet the distribution requirement applicable to a REIT.

Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. A TRS will typically pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Our TRSs will pay federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but will not be required to be distributed to us. There can be no assurance that we will be able to comply with the 20% limitation discussed above or to avoid application of the 100% excise tax discussed above.

Liquidation of our assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any gain if we sell assets in transactions that are considered to be "prohibited transactions," which are explained in the risk factor below.

We may be subject to other tax liabilities even if we qualify as a REIT.

Even if we remain qualified as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property. For example, we will be subject to federal income tax on any of our REIT taxable income (including capital gains) that we do not distribute annually to our stockholders. Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. The need to avoid prohibited transactions could cause us to forego or defer sales of properties that might otherwise be in our best interest to sell.

In addition, any net taxable income earned directly by our TRSs, or through entities that are disregarded for federal income tax purposes as entities separate from our TRSs, will be subject to federal and possibly state corporate income tax. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations.

The maximum federal income tax rate applicable to "qualified dividend income" payable by non-REIT corporations to certain non-corporate U.S. stockholders is generally 20% and a 3.8% Medicare tax may also apply. Dividends paid by REITs, however, generally are not eligible for the reduced rates applicable to qualified dividend income. Commencing with taxable years that began on or after January 1, 2018 and continuing through 2025, H.R. 1 temporarily reduced the effective tax rate on ordinary REIT dividends (i.e., dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us) for U.S. holders of our common stock that are individuals, estates or trusts by permitting such holders to claim a deduction in determining their taxable income equal to 20% of any such dividends they receive. Taking into account H.R. 1's reduction in the maximum individual federal income tax rate from 39.6% to 37%, this results in a maximum effective rate of regular income tax on ordinary REIT dividends of 29.6% through 2025 (as compared to the 20% maximum federal income tax rate applicable to qualified dividend income received from a non-REIT corporation). The more favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions. This could materially and adversely affect the value of the stock of REITs, including our common stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets that is clearly identified in the manner specified in the Internal Revenue Code does not constitute gross income and is not counted for purposes of income tests that apply to us as a REIT. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRSs.

General Risks

Loss of our key personnel could materially impair our ability to operate successfully.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and our relationships with lenders, business partners, existing and prospective tenants and industry personnel, which could materially and adversely affect us.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results, which could result in a loss of investor confidence and adversely affect the market price of our common stock.

We are required to establish and maintain internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Disclosure controls and procedures are processes designed to ensure that information required to be disclosed is communicated to management and reported in a timely manner. We cannot be certain that we will be successful in continuing to maintain adequate control over our financial reporting and disclosure controls and procedures. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur could result in misstatements or restatements of our financial statements or a decline in the price of our securities. In addition, as our business continues to grow, and as we continue to make significant acquisitions, our internal controls will become more complex and may require significantly more resources to ensure that our disclosure controls and procedures remain effective. Moreover, the existence of any material weakness or significant deficiency in our internal controls and procedures may require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. If we cannot provide reliable financial reports, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of our common stock.

The market price and trading volume of shares of our common stock may fluctuate or decline.

The market price and trading volume of our common stock may fluctuate widely due to various factors, including:

- Broad market fluctuations;
- Market reaction to any additional indebtedness we incur or debt or equity securities we or the Operating Partnership issue in the future;
- Additions or departures of key management personnel;
- Changes in our credit ratings;
- The financial condition, performance and prospects of our tenants;
- Changes in market interest rates; and
- The realization of any of the other risk factors presented in this Annual Report on Form 10-K.

Many of the factors listed above are beyond our control. Those factors may cause the market price of our common stock to decline significantly, regardless of our financial condition, results of operations and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

An epidemic or pandemic (such as the outbreak and worldwide spread of COVID-19), and the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities implement to address it, may precipitate or materially exacerbate one or more of the other risks, and may significantly disrupt our tenants' ability to operate their businesses and/or pay rent to us or prevent us from operating our business in the ordinary course for an extended period.

An epidemic or pandemic could have a material and adverse effect on or cause disruption to our business or financial condition, results of operations, cash flows and the market value and trading price of our securities due to, among other factors:

- A complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;
- Reduced economic activity could severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
- Reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending;
- Difficulty accessing debt and equity capital on attractive terms, or at all, potential impacts to our credit ratings, and a prolonged severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis and our tenants' ability to fund their business operations and meet their obligations to us;
- Negative impacts to our future compliance with financial covenants of our Revolving Credit Facility and other debt agreements could result in a default and potentially an acceleration of indebtedness, which non-compliance could negatively impact our ability to make additional borrowings under our Revolving Credit Facility and pay dividends;
- Any impairment in value of our tangible or intangible assets which could be recorded as a result of weaker economic conditions;
- A decline in business activity and demand for real estate transactions could adversely affect our ability or desire to grow our portfolio of properties;
- A deterioration in our or our tenants' ability to operate in affected areas or delays in the supply of products or services to us or our tenants from vendors that are needed for our or our tenants' efficient operations could adversely affect our operations and those of our tenants; and
- The potential negative impact on the health of our personnel, particularly if a significant number of them are impacted, could result in a deterioration in our ability to ensure business continuity during this disruption.

The extent to a future pandemic impacts our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

A future pandemic precludes any prediction as to the full adverse impacts on our business. Nevertheless, a future pandemic presents a material uncertainty and risk with respect to our financial condition, results of operations, cash flows and performance.

Item 1B: **Unresolved Staff Comments**

There are no unresolved staff comments.

Item 1C. **Cybersecurity**

Risk Management and Strategy

Managing Material Risks & Integrated Risk Management

We have a comprehensive and systematic cybersecurity risk assessment program, which covers the identification, analysis, evaluation, and management of cybersecurity risks. The program follows a risk-based approach, which prioritizes the cybersecurity risks according to their likelihood and impact and allocates the appropriate resources and actions to mitigate these risks and leverages the National Institute of Standards and Technology (NIST) framework.

The program is cross-functional involving the participation and input of internal stakeholders, third-party consultants and board oversight. The program is reviewed and updated on a monthly basis, or whenever there is a significant change in our environment, operations, or objectives.

Engagement and Oversight of Third-parties

We have contracted a reputable, global third-party external Security Operations Center ("SOC") to ensure that cybersecurity processes, tools, and monitoring are operating continuously. The SOC service provides a holistic view of our security landscape using a cloud-native Security Incident & Event Management platform, removing security siloes to gain actionable insights and providing continuous 24/7 detect and response services, as well as proactively identifying threats to prevent security disruptions.

We engage the SOC on a regular basis to conduct external audits and assessments of our cybersecurity posture and performance. The SOC provides independent and objective feedback and recommendations on how to improve our cybersecurity strategy, policies, processes, and controls. The SOC also assists the Company in identifying and prioritizing the most critical and emerging cybersecurity risks and threats, and to align our cybersecurity initiatives with the best practices and standards in the industry.

We also have a robust and rigorous oversight process for managing cybersecurity risks related to our third-party service providers. The process includes,

- conducting due diligence and background checks on the potential service providers,
- verifying their cybersecurity credentials, capabilities, and track record,
- establishing clear and specific contractual terms and conditions regarding the Company's cybersecurity expectations, obligations, and the responsibilities of the service providers, and
- monitoring and auditing the service providers' performance, compliance, reporting and escalation procedures for any cybersecurity issues or incidents identified.

Risks from Cybersecurity Threats

While we face a variety of cybersecurity risks, such as phishing attempts, ransomware attacks, and unauthorized access attempts, such risks have not materially affected us to date, including our business strategy, results of operations or financial condition. For more information about the cybersecurity risks we face, see "Item 1A – Risk Factors - *We face risks relating to information technology and cybersecurity attacks, loss of confidential information and other business disruptions.*"

Governance

Board of Directors' Oversight

Our board of directors takes an active and informed role in our risk management policies and strategies. Our executive officers, which are responsible for our day-to-day risk management practices, present to the board of directors on the material risks to our Company, including risks related to information technology and cybersecurity.

The audit committee has formal oversight responsibility for cybersecurity and is responsible for reviewing the Company's policies and procedures with respect to cybersecurity risk assessment and risk management. As part of the board of directors and audit committee's oversight, the Chief Information Officer ("CIO") provides quarterly updates to the audit committee with respect to cybersecurity incidents, mitigation, and management.

Management's Role Managing Risk

Our CIO is responsible for developing and overseeing matters related to cybersecurity and serves as the Company's Chief Information Security Officer. The CIO reports directly to the Chief Operating Officer, who is accountable for the overall information technology and security strategy and governance of the Company.

We have a comprehensive and continuous cybersecurity training program for our employees, which aims to raise their awareness and knowledge of cybersecurity threats and challenges, and to enhance their skills and competencies in preventing and responding to the cybersecurity incidents. The program covers the Company's cybersecurity policies, guidelines, cybersecurity best practice guidelines, cybersecurity scenarios and simulations.

In connection with improving the management of cybersecurity risk, the Company has:

- audited our systems with the help of information security consultants;
- completed ransomware simulations and enhanced our Disaster Recovery and Business Continuity Plan to reflect lessons learned;
- conducted recovery simulation of our proprietary database to determine restoration timing;
- conducted penetration testing and remediated all issues identified; and
- enhanced e-mail filtering software to limit the possibility of phishing or ransomware attacks.

Monitor Cybersecurity Incidents

We have a well-defined and tested cybersecurity incident response plan, which outlines the roles and responsibilities, procedures and protocols, tools and resources, and communication and escalation channels that will be activated and implemented in the event of a cybersecurity incident. The plan aims to detect and contain the incident, analyze and assess its nature, scope, and severity, and restore and resume the normal operations and functions of the Company.

Item 2: **Properties**

As of December 31, 2023, the Company's portfolio consisted of 2,135 properties located in 49 states and totaling approximately 44.2 million square feet of GLA.

As of December 31, 2023, the Company's portfolio was approximately 99.8% leased and had a weighted average remaining lease term of approximately 8.4 years. A significant majority of the Company's properties are leased to national tenants and approximately 69.1% of our annualized base rent was derived from tenants, or parent entities thereof, with an investment grade credit rating from S&P Global Ratings, Moody's Investors Service, Fitch Ratings or National Association of Insurance Commissioners. Substantially all of our tenants are subject to net lease agreements. A net lease typically requires the tenant to be responsible for minimum monthly rent and property operating expenses including property taxes, insurance and maintenance. In addition, our tenants are typically subject to future rent increases based on fixed amounts or increases in the consumer price index and certain leases provide for additional rent calculated as a percentage of the tenants' gross sales above a specified level.

Tenant Diversification

The following table presents annualized base rents for all tenants that generated 1.5% or greater of our total annualized base rent as of December 31, 2023:

($ in thousands)

Tenant / Concept	Annualized Base Rent (1)	% of Ann. Base Rent
Walmart	$ 33,864	6.1 %
Tractor Supply	28,155	5.1 %
Dollar General	26,831	4.8 %
Best Buy	19,515	3.5 %
CVS	17,310	3.1 %
TJX Companies	17,008	3.1 %
Dollar Tree	16,987	3.1 %
Kroger	16,315	2.9 %
O'Reilly Auto Parts	16,107	2.9 %
Hobby Lobby	14,637	2.6 %
Lowe's	14,025	2.5 %
Burlington	13,770	2.5 %
7-Eleven	12,431	2.2 %
Sunbelt Rentals	12,374	2.2 %
Gerber Collision	11,880	2.1 %
Sherwin-Williams	11,423	2.1 %
Wawa	10,185	1.8 %
Home Depot	8,880	1.6 %
BJ's Wholesale Club	8,713	1.6 %
Other(2)	245,955	44.2 %
Total	**$ 556,365**	**100.0 %**

(1) Represents annualized contractual base rent on a straight-line basis as of December 31, 2023.
(2) Includes tenants generating less than 1.5% of annualized contractual base rent.

Tenant Sector Diversification

The following table presents annualized base rents for all sectors as of December 31, 2023:

($ in thousands)

Tenant Sector	Annualized Base Rent (1)	% of Ann. Base Rent
Grocery Stores	$ 53,240	9.6 %
Home Improvement	48,147	8.7 %
Tire and Auto Service	47,661	8.6 %
Convenience Stores	46,135	8.3 %
Dollar Stores	42,310	7.6 %
Off-Price Retail	34,920	6.3 %
General Merchandise	32,331	5.8 %
Auto Parts	31,636	5.7 %
Farm and Rural Supply	29,883	5.4 %
Pharmacy	23,701	4.3 %
Consumer Electronics	21,730	3.9 %
Crafts and Novelties	16,915	2.9 %
Discount Stores	14,399	2.6 %
Warehouse Clubs	13,699	2.5 %
Equipment Rental	12,700	2.3 %
Health Services	11,085	2.0 %
Dealerships	10,276	1.7 %
Restaurants - Quick Service	9,215	1.7 %
Health and Fitness	8,660	1.6 %
Specialty Retail	6,620	1.2 %
Sporting Goods	6,208	1.1 %
Financial Services	6,030	1.1 %
Restaurants - Casual Dining	5,594	1.0 %
Home Furnishings	4,001	0.7 %
Theaters	3,854	0.7 %
Pet Supplies	3,430	0.6 %
Beauty and Cosmetics	3,233	0.6 %
Shoes	2,875	0.5 %
Entertainment Retail	2,323	0.4 %
Apparel	1,531	0.3 %
Miscellaneous	1,239	0.2 %
Office Supplies	784	0.1 %
Total	**$ 556,365**	**100.0 %**

(1) Represents annualized contractual base rent on a straight-line basis as of December 31, 2023.

Geographic Diversification

The following table presents annualized base rents, by state, for our portfolio as of December 31, 2023:

($ in thousands)

Tenant Sector	Annualized Base Rent (1)	% of Ann. Base Rent
Texas	$ 40,096	7.2 %
Florida	33,844	6.1 %
Illinois	30,816	5.5 %
North Carolina	30,778	5.5 %
Ohio	29,341	5.3 %
Michigan	27,810	5.0 %
Pennsylvania	26,126	4.7 %
New Jersey	23,122	4.2 %
California	22,191	4.0 %
New York	21,193	3.8 %
Georgia	20,564	3.7 %
Wisconsin	15,719	2.8 %
Virginia	15,270	2.7 %
Missouri	14,908	2.7 %
Louisiana	14,033	2.5 %
Kansas	13,661	2.5 %
Connecticut	12,762	2.3 %
South Carolina	12,443	2.2 %
Mississippi	12,379	2.2 %
Minnesota	11,596	2.1 %
Massachusetts	11,274	2.0 %
Tennessee	10,308	1.9 %
Oklahoma	9,419	1.7 %
Alabama	9,308	1.7 %
Kentucky	8,448	1.5 %
Indiana	8,437	1.5 %
Maryland	8,367	1.5 %
Other(2)	62,152	11.2 %
Total	**$ 556,365**	**100.0 %**

(1) Represents annualized contractual base rent on a straight-line basis as of December 31, 2023.
(2) Includes states generating less than 1.5% of annualized contractual base rent.

Lease Expirations

The following table presents contractual lease expirations within the Company's portfolio as of December 31, 2023, assuming that no tenants exercise renewal options:

($ and GLA in thousands)

Year	Number of Leases	Annualized Base Rent (1)		Gross Leasable Area	
		Dollars	% of Total	Square Feet	% of Total
2024	28	$ 6,106	1.1 %	722	1.6 %
2025	73	17,153	3.1 %	1,684	3.8 %
2026	120	26,874	4.8 %	2,769	6.3 %
2027	155	34,038	6.1 %	3,119	7.1 %
2028	175	45,925	8.3 %	4,155	9.5 %
2029	182	55,189	9.9 %	5,379	12.2 %
2030	265	55,218	9.9 %	4,240	9.7 %
2031	180	42,434	7.6 %	3,119	7.1 %
2032	232	48,165	8.7 %	3,559	8.1 %
2033	193	45,005	8.1 %	3,485	7.9 %
Thereafter	706	180,258	32.4 %	11,691	26.7 %
Total	**2,309**	**$ 556,365**	**100.0 %**	**43,922**	**100.0 %**

(1) Represents annualized contractual base rent on a straight-line basis as of December 31, 2023.

Developments

During the year ended December 31, 2023, the Company had 37 development or Developer Funding Platform projects completed or under construction, for which 16 remained under construction as of December 31, 2023. Anticipated total costs for the 16 projects are approximately $63.7 million.

Item 3:   Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of business. We are not presently involved in any litigation nor, to our knowledge, is any other litigation threatened against us, other than routine litigation arising in the ordinary course of business, which is expected to be covered by our liability insurance and all of which collectively is not expected to have a material adverse effect on our liquidity, results of operations or business or financial condition.

Item 4:   Mine Safety Disclosures

Not applicable.

PART II

Item 5:   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividend Policy

The Company's common stock is traded on the NYSE under the symbol "ADC." At February 12, 2024, there were 100,519,355 shares of our common stock issued and outstanding which were held by approximately 159 stockholders of record. The number of stockholders of record does not reflect persons or entities that held their shares in nominee or "street" name. In addition, at February 12, 2024 there were 347,619 outstanding Operating Partnership Common Units held by a limited partner other than our Company. The Operating Partnership Common Units are exchangeable into shares of common stock on a one-for-one basis.

The Company intends to continue to declare regular dividends. However, our distributions are determined by our board of directors and will depend upon cash generated by operating activities, our financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the board of directors deems relevant. The Company has historically paid cash dividends, although we may choose to pay a portion in stock dividends in the future. To qualify as a REIT, distributions of at least 90% of our REIT taxable income prior to net capital gains must be made to our stockholders, as well as meet certain other requirements. The distributions must be paid in the taxable year the income is recognized; or in the following taxable year if they are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year. Generally, such distributions are treated for REIT tax purposes as paid by us and received by our stockholders on December 31 of the year in which they are declared, however such distributions may be treated for REIT tax purposes as a distribution in the year in which they are paid if REIT distribution requirements have been met through earlier distributions. In addition, at our election, a distribution for a taxable year may be declared in the following taxable year if it is declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions qualify as dividends paid for the 90% REIT distribution test for the previous year and are taxable to holders of our capital stock in the year in which paid.

Purchases of Equity Securities by the Issuer

Common stock repurchases during the three months ended December 31, 2023 were:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2023 - October 31, 2023	—	$ -	—	—
November 1, 2023 - November 30, 2023	106	56.96	—	—
December 1, 2023 - December 31, 2023	5	60.98	—	—
Total	111	$ 57.15	—	—

During the three months ended December 31, 2023, the Company withheld 111 shares from employees to satisfy estimated statutory income tax obligations related to vesting of restricted stock awards. The value of the common stock withheld was based on the closing price of our common stock on the applicable vesting date.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities during the year ended December 31, 2023.

Equity Compensation Plans

For information about our equity compensation plan, please see "Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K.

Item 6:   **[Reserved]**

Item 7:   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion should be read in conjunction with the consolidated financial statements, and related notes thereto, included elsewhere in this Annual Report on Form 10-K and the "Cautionary Note Regarding Forward-Looking

Statements" in "Item 1A – Risk Factors" above. Also refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's previously filed Annual Report on Form 10-K for the year ended December 31, 2022 for additional discussion of our financial condition and results of operations, including a comparison of our results of operations for the years ended December 31, 2022 and December 31, 2021.

Overview

The Company is a fully integrated REIT primarily focused on the ownership, acquisition, development and management of retail properties net leased to industry leading tenants. The Company was founded in 1971 by its current Executive Chairman, Richard Agree, and its common stock was listed on the NYSE in 1994. The Company's assets are held by, and all of its operations are conducted through, directly or indirectly, the Operating Partnership, of which the Company is the sole general partner and in which the Company held a 99.7% common interest as of December 31, 2023. Refer to Note 1-*Organization* in the Notes to the Consolidated Financial Statements in this Form 10-K for further information on the ownership structure. Under the agreement of limited partnership of the Operating Partnership, the Company, as the sole general partner, has exclusive responsibility and discretion in the management and control of the Operating Partnership.

As of December 31, 2023, the Company's portfolio consisted of 2,135 properties located in 49 states and totaling approximately 44.2 million square feet of GLA. The portfolio was approximately 99.8% leased and had a weighted average remaining lease term of approximately 8.4 years. A significant majority of the Company's properties are leased to national tenants and approximately 69.1% of our annualized base rent was derived from tenants, or parent entities thereof, with an investment grade credit rating from S&P Global Ratings, Moody's Investors Service, Fitch Ratings or the National Association of Insurance Commissioners. A net lease typically requires the tenant to be responsible for minimum monthly rent and property operating expenses including property taxes, insurance and maintenance.

The Company elected to be taxed as a REIT for federal income tax purposes commencing with the taxable year ended December 31, 1994. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes and we intend to continue operating in such a manner.

Results of Operations

Overall

The Company's real estate investment portfolio grew from approximately $5.74 billion in net investment amount representing 1,839 properties with 38.1 million square feet of gross leasable space as of December 31, 2022 to approximately $6.74 billion in net investment amount representing 2,135 properties with 44.2 million square feet of gross leasable space at December 31, 2023. The Company's real estate investments were made throughout and between the periods presented and were not all outstanding for the entire period; accordingly, a portion of the increase in rental income between periods is related to recognizing revenue in 2023 on acquisitions that were made during 2022. Similarly, the full rental income impact of acquisitions made during 2023 will not be seen until 2024.

Acquisitions

During the year ended December 31, 2023, the Company acquired 282 retail net lease assets for approximately $1.20 billion, which includes acquisition and closing costs. These properties are located in 40 states and are leased to tenants operating in 26 diverse retail sectors for a weighted average lease term of approximately 11.3 years. The underwritten weighted-average capitalization rate on the acquisitions was 6.9%.[1]

Dispositions

During the year ended December 31, 2023, the Company sold six assets, including one former corporate headquarters office building, for net proceeds of $13.8 million. The weighted-average capitalization rate on the dispositions was 6.1%.[1]

---

[1] When used within this discussion, "weighted average capitalization rate" for acquisitions and dispositions is defined by the Company as the sum of contractual fixed annual rents computed on a straight-line basis over the primary lease terms and anticipated annual net tenant recoveries, divided by the purchase and sale prices for occupied properties.

Development and Developer Funding Platform

During the year ended December 31, 2023, the Company commenced 13 development and Developer Funding Platform projects. At December 31, 2023 the Company had 16 development or Developer Funding Platform projects under construction.

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

	Year Ended				Variance	
	December 31, 2023		December 31, 2022		(in dollars)	(percentage)
Rental Income	$	537,403	$	429,632	$ 107,771	25 %
Real Estate Tax Expense	$	40,092	$	32,079	$ 8,013	25 %
Property Operating Expense	$	24,961	$	18,585	$ 6,376	34 %
Depreciation and Amortization Expense	$	176,277	$	133,570	$ 42,707	32 %

The variances in rental income, real estate tax expense, property operating expense and depreciation and amortization expense shown above were due to the acquisition and the ownership of an increased number of properties during the year ended December 31, 2023 compared to the year ended December 31, 2022, as further described under *Results of Operations - Overall* above.

General and administrative expenses increased $4.7 million, or 15%, to $34.8 million for the year ended December 31, 2023, compared to $30.1 million for the year ended December 31, 2022. The increase was primarily the result of increased compensation costs due to inflationary increases and higher stock based compensation expense as a result of changing the vesting period for awards granted in 2023. General and administrative expenses as a percentage of total revenue decreased to 6.5% for the year ended December 31, 2023 from 7.0% for the year ended December 31, 2022.

Interest expense increased $17.7 million, or 28%, to $81.1 million for the year ended December 31, 2023, compared to $63.4 million for the year ended December 31, 2022. The increase in interest expense was primarily a result of higher levels of borrowings in 2023 in comparison to 2022 in order to finance the acquisition and development of additional properties, as well as higher interest rates under the Revolving Credit Facility. Borrowings increased due to the $350 million 2029 Unsecured Term Loan that closed in July 2023 and the issuance of the $300 million 2032 Senior Unsecured Public Notes in August 2022. These borrowings resulted in increases in interest expense during the year ended December 31, 2023 of $6.7 million related to the 2029 Unsecured Term Loan, $7.1 million related to the 2032 Senior Unsecured Public Notes, and $0.5 million related to the amortization of deferred financing fees. In addition, borrowing levels and interest rates on the Revolving Credit Facility during the year ended December 31, 2023 were higher than the comparative period in 2022 resulting in an increase in interest expense of $4.4 million. These increases in interest expense during 2023 were partially offset by an increase of $0.7 million of capitalized interest during the year ended December 31, 2023 as compared to the same period in 2022 due to the increased level of activity in development and Development Funding Platform projects during 2023 as well as a decrease of $0.5 million of interest expense related to mortgages driven by the repayment of mortgage principal during 2023 and 2022. (see *Liquidity and Capital Resources – Debt* below).

Gain on sale of assets decreased $3.5 million to $1.8 million for the year ended December 31, 2023, compared to $5.3 million for the year ended December 31, 2022. Six properties were sold during the year ended December 31, 2023 while seven properties were sold during the year ended December 31, 2022. Gains on sales of assets are dependent on the levels of disposition activity and the assets' basis relative to their sales prices. As a result, such gains are not necessarily comparable period-to-period.

Provision for impairment increased $6.2 million to $7.2 million for the year ended December 31, 2023, compared to $1.0 million for the year ended December 31, 2022. Provisions for impairment are recorded when events or changes in circumstances indicate that the carrying amount may not be recoverable through operations plus estimated disposition proceeds and are not necessarily comparable period-to-period.

Net income increased $17.5 million, or 11%, to $170.5 million for the year ended December 31, 2023, compared to $153.0 million for the year ended December 31, 2022. The change was the result of the growth in the portfolio partially offset by the items discussed above. After allocation of income to non-controlling interest and preferred stockholders, net income attributable to common stockholders increased $17.5 million, or 12% to $162.5 million for the year ended December 31, 2023, compared to $145.0 million for the year ended December 31, 2022.

Liquidity and Capital Resources

The Company's principal demands for funds include payment of operating expenses, payment of principal and interest on our outstanding indebtedness, dividends and distributions to its stockholders and holders of the units of the Operating Partnership (the "Operating Partnership Common Units"), and future property acquisitions and development.

In September 2023, the Company repaid a $4.6 million, 5.01% per annum, interest only mortgage note at maturity.

In July 2023, the Company closed on an unsecured $350 million 5.5-year term loan (the "2029 Unsecured Term Loan") which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500 million and matures in January 2029. Borrowings under the Term Loan are priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings, plus a SOFR adjustment of 10 basis points. Based on the Company's credit ratings at the time of closing, pricing on the 2029 Unsecured Term Loan was 95 basis points over SOFR. The Company used the existing $350 million of forward starting interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.57% until January 2029.

The Company expects to meet its short-term liquidity requirements through cash and cash equivalents held as of December 31, 2023, cash provided from operations, and borrowings under its revolving credit facility. As of December 31, 2023, available cash and cash equivalents, including cash held in escrow, was $14.5 million.

As of December 31, 2023, the Company had $227.0 million outstanding on its revolving credit facility and $773.0 million available for future borrowings, subject to its compliance with covenants. The Company anticipates funding its long-term capital needs through cash provided from operations, borrowings under its revolving credit facility, and the issuance of debt and common or preferred equity or other instruments convertible into or exchangeable for common or preferred equity.

We continually evaluate alternative financing and believe that we can obtain financing on reasonable terms. However, there can be no assurance that additional financing or capital will be available, or that the terms will be acceptable or advantageous to us. Our ability to access capital on favorable terms as well as to use cash from operations to continue to meet our liquidity needs, is uncertain and cannot be predicted and could be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A, "Risk Factors."

Capitalization

As of December 31, 2023, the Company's total enterprise value was approximately $8.94 billion. Total enterprise value consisted of $6.35 billion of common equity (based on the December 31, 2023 closing price of Company common stock on the NYSE of $62.95 per common share and assuming the conversion of Operating Partnership Common Units), $175.0 million of preferred equity (stated at liquidation value), and $2.43 billion of total debt including (i) $227.0 million of borrowings under its revolving credit facility; (ii) $1.81 billion of senior unsecured notes; (iii) $350.0 million of unsecured term loans (iv) $44.9 million of mortgage notes payable; less $14.5 million cash, cash equivalents and cash held in escrow. The Company's total debt to total enterprise value was 27.2% at December 31, 2023.

At December 31, 2023, the non-controlling interest in the Operating Partnership consisted of a 0.3% common ownership interest in the Operating Partnership. The Operating Partnership Common Units may, under certain circumstances, be exchanged for shares of Company common stock on a one-for-one basis. The Company, as sole general partner of the Operating Partnership, has the option to settle exchanged Operating Partnership Common Units held by others for cash based on the current trading price of our shares. Assuming the exchange of all Operating Partnership Common Units, there would have been 100,866,974 shares of common stock outstanding at December 31, 2023.

Equity

Shelf Registration

The Company has filed with the SEC an automatic shelf registration statement on Form S-3ASR, registering an unspecified amount of common stock, preferred stock, depositary shares, warrants of the Company and guarantees of debt securities of the Operating Partnership, as well as an unspecified amount of debt securities of the Operating Partnership, at an indeterminate aggregate initial offering price. The Company may periodically offer one or more of these securities in amounts, prices and on terms to be announced when and if these securities are offered. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

Common Stock Offerings

In December 2021, the Company completed a follow-on public offering of 5,750,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 750,000 shares, in connection with forward sale agreements. During 2022, the Company settled all of the December 2021 forward sale agreements. The offering resulted in net proceeds to the Company of approximately $368.7 million after deducting fees and expenses and making certain other adjustments.

In May 2022, the Company completed a follow-on public offering of 5,750,000 shares of common stock, including the full exercise of the underwriters' option to purchase 750,000 shares in connection with forward sale agreements. The Company settled all of the May 2022 forward sales agreements in 2022 which resulted in net proceeds to the Company of approximately $386.7 million, after deducting fees and expenses and making certain other adjustments.

In October 2022, the Company completed a follow-on public offering of 5,750,000 shares of common stock, including the full exercise of the underwriters' option to purchase 750,000 shares, in connection with forward sale agreements. During 2022, the Company settled 1,600,000 shares of common stock under the forward sale agreements, realizing net proceeds of $106.2 million. During 2023, the Company settled the remaining 4,150,000 shares of these October 2022 forward sale agreements, realizing net proceeds of $275.0 million. The offering resulted in total net proceeds to the Company of $381.2 million after deducting fees and expenses and making certain adjustments.

Preferred Stock Offering

As of December 31, 2023, the Company had 7,000,000 depositary shares (the "Depositary Shares") outstanding, each representing 1/1,000th of a share of Series A Preferred Stock.

Dividends on the Series A Preferred Shares are payable monthly in arrears on the first day of each month (or, if not on a business day, on the next succeeding business day). The dividend rate is 4.25% per annum of the $25,000 (equivalent to $25.00 per Depositary Share) liquidation preference. Dividends on the Series A Preferred Shares are in the amount of $0.08854 per Depositary Share, equivalent to $1.0625 per annum.

The Company may not redeem the Series A Preferred Shares before September 2026 except in limited circumstances to preserve its status as a real estate investment trust for federal income tax purposes and except in certain circumstances upon the occurrence of a change of control of the Company. Beginning in September 2026, the Company, at its option, may redeem the Series A Preferred Shares, in whole or from time to time in part, by paying $25.00 per Depositary Share, plus any accrued and unpaid dividends. Upon the occurrence of a change in control of the Company, if the Company does not otherwise redeem the Series A Preferred Shares, the holders have a right to convert their shares into common stock of the Company at the $25.00 per share liquidation value, plus any accrued and unpaid dividends. This conversion value is limited by a share cap if the Company's stock price falls below a certain threshold.

ATM Programs

The Company enters into ATM programs through which the Company, from time to time, sells shares of common stock and enters into forward sale agreements. The results of ATM programs are shown in the following table.

Program Year		Program Size ($ million)	Shares Issued	Net Proceeds Received ($ million)
2020	*	$400.0	3,334,056	$209.5
2021	*	$500.0	5,453,975	$379.1
2022		$750.0	10,197,230	$669.1

* ATM Programs have been terminated and no future issuance will occur under them.

In September 2022, the Company entered into a $750 million ATM program (the "2022 ATM Program") through which the Company, from time to time, may sell shares of common stock and/or enter into forward sale agreements.

As of December 31, 2023, the Company entered into forward sale agreements to sell an aggregate of 10,197,230 shares of common stock under the 2022 ATM Program, for anticipated net proceeds of $669.1 million. The Company has settled 6,363,359 shares of these forward sale agreements as of December 31, 2023 for net proceeds of approximately $433.4 million after deducting fees and expenses. The Company is required to settle the remaining outstanding shares of common stock under the 2022 ATM Program by January 2025. The Company had approximately $75.8 million of availability remaining under this program as of December 31, 2023.

Debt

The below table summarizes the Company's outstanding debt as of December 31, 2023 and December 31, 2022 (_presented in thousands_):

	All-in Interest Rate	Coupon Rate	Maturity	Principal Amount Outstanding	
				December 31, 2023	December 31, 2022
Senior Unsecured Revolving Credit Facility					
Revolving Credit Facility [(1)]	6.27 %		January 2026	$ 227,000	$ 100,000
Total Credit Facility				**$ 227,000**	**$ 100,000**
Unsecured Term Loan					
2029 Unsecured Term Loan [(2)]	4.52 %		January 2029	$ 350,000	$ —
Total Unsecured Term Loan				**$ 350,000**	**$ —**
Senior Unsecured Notes [(3)]					
2025 Senior Unsecured Notes	4.16 %	4.16 %	May 2025	$ 50,000	$ 50,000
2027 Senior Unsecured Notes	4.26 %	4.26 %	May 2027	50,000	50,000
2028 Senior Unsecured Public Notes [(4)]	2.11 %	2.00 %	June 2028	350,000	350,000
2028 Senior Unsecured Notes	4.42 %	4.42 %	July 2028	60,000	60,000
2029 Senior Unsecured Notes	4.19 %	4.19 %	September 2029	100,000	100,000
2030 Senior Unsecured Notes	4.32 %	4.32 %	September 2030	125,000	125,000
2030 Senior Unsecured Public Notes [(4)]	3.49 %	2.90 %	October 2030	350,000	350,000
2031 Senior Unsecured Notes	4.42 %	4.47 %	October 2031	125,000	125,000
2032 Senior Unsecured Public Notes [(4)]	3.96 %	4.80 %	October 2032	300,000	300,000
2033 Senior Unsecured Public Notes [(4)]	2.13 %	2.60 %	June 2033	300,000	300,000
Total Senior Unsecured Notes				**$ 1,810,000**	**$ 1,810,000**
Mortgage Notes Payable					
Single Asset Mortgage Loan	5.01 %		September 2023	—	4,622
Portfolio Credit Tenant Lease	6.27 %		July 2026	2,618	3,523
Four Asset Mortgage Loan	3.63 %		December 2029	42,250	42,250
Total Mortgage Notes Payable				**$ 44,868**	**$ 50,395**
Total Principal Amount Outstanding				**$ 2,431,868**	**$ 1,960,395**

(1) The interest rate of the Revolving Credit Facility assumes SOFR as of December 31, 2023 of 5.39%.
(2) The interest rate of the Unsecured Term Loan reflects the spread of 95 basis points plus the impact of the interest rate swaps which convert $350 million of SOFR based interest to a fixed interest rate of 3.57%.
(3) All-in interest rate for Senior Unsecured Notes reflects the straight-line amortization of the terminated swap agreements, as applicable.
(4) The principal amounts outstanding are presented excluding their original issue discounts.

Senior Unsecured Revolving Credit Facility

The Company's First Amendment to the Third Amended and Restated Revolving Credit Agreement provides for a $1.0 billion Revolving Credit Facility and converted the interest rate on the existing $1.0 billion Revolving Credit Facility from a spread over LIBOR to a spread over SOFR plus a SOFR adjustment of 10 basis points. The Revolving Credit Facility includes an accordion option that allows the Company to request additional lender commitments up to a total of $1.75 billion. The Revolving Credit Facility will mature in January 2026 with Company options to extend the maturity date to January 2027.

The Revolving Credit Facility's interest rate is based on a pricing grid with a range of 72.5 to 140 basis points over SOFR, determined by the Company's credit ratings and leverage ratio, plus a SOFR adjustment of 10 basis points. The margins for the Revolving Credit Facility are subject to improvement based on the Company's leverage ratio, provided its credit ratings meet a certain threshold. Based on the Company's credit ratings and leverage ratio at the time of closing, pricing on the Revolving Credit Facility was 87.5 basis points over SOFR. In connection with the Company's ongoing environmental, social and governance ("ESG") initiatives, pricing on the Revolving Credit Facility will decrease 1 basis point beginning in January 2024 due to improvements in the Company's ESG rating score during 2023. Pricing may further be reduced if additional specific ESG rating improvements are achieved.

The Company and Richard Agree, the Executive Chairman of the Company, were parties to a Reimbursement Agreement dated November 18, 2014 (the "Reimbursement Agreement"). Pursuant to the Reimbursement Agreement, Mr. Agree had agreed to reimburse the Company for any loss incurred under the Revolving Credit Facility in an amount not to exceed $14.0 million to the extent that the value of the Operating Partnership's assets available to satisfy the Operating Partnership's obligations under the Revolving Credit Facility is less than $14.0 million. The parties terminated the Reimbursement Agreement and entered into a new reimbursement agreement dated October 3, 2023 (the "New Reimbursement Agreement"). Pursuant to the New Reimbursement Agreement, Mr. Agree has agreed to reimburse the Company for his proportionate share of loss incurred under the Revolving Credit Facility in an amount to be determined by facts and circumstances at the time of loss.

Unsecured Term Loan

On July 31, 2023, the Company closed on the 2029 Unsecured Term Loan, an unsecured $350 million 5.5-year term loan which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500 million and matures in January 2029. Borrowings under the 2029 Unsecured Term Loan are priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings, plus a SOFR adjustment of 10 basis points. The Company used the existing $350 million of forward starting interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.57% until January 2029.

Senior Unsecured Notes – Private Placement

The Senior Unsecured Notes (collectively the "Private Placements") were issued in private placements to individual investors. The Private Placements did not involve a public offering in reliance on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act.

Senior Unsecured Notes – Public Offerings

The Senior Unsecured Public Notes (collectively the "Public Notes") are fully and unconditionally guaranteed by Agree Realty Corporation and certain wholly owned subsidiaries of the Operating Partnership. These guarantees are senior unsecured obligations of the guarantors, rank equally in right of payment with all other existing and future senior unsecured indebtedness and are effectively subordinated to all secured indebtedness of the Operating Partnership and each guarantor (to the extent of the value of the collateral securing such indebtedness) of the guarantors.

The Public Notes are governed by an Indenture, dated August 17, 2020, among the Operating Partnership, the Company and respective trustee (as amended and supplemented by an officer's certificate dated at the issuance of each of the Public Notes, the "Indenture"). The Indenture contains various restrictive covenants, including limitations on the ability of the guarantors and the issuer to incur additional indebtedness and requirements to maintain a pool of unencumbered assets.

Mortgage Notes Payable

As of December 31, 2023, the Company had total gross mortgage indebtedness of $44.9 million which was collateralized by related real estate and tenants' leases with an aggregate net book value of $79.3 million. The weighted average interest rate on the Company's mortgage notes payable was 3.78% as of December 31, 2023.

The Company has entered into mortgage loans which are secured by multiple properties and contain cross-default and cross-collateralization provisions. Cross-collateralization provisions allow a lender to foreclose on multiple properties in the event that the Company defaults under the loan. Cross-default provisions allow a lender to foreclose on the related property in the event a default is declared under another loan.

Loan Covenants

Certain loan agreements contain various restrictive covenants, including the following financial covenants: maximum leverage ratio, maximum secured leverage ratios, consolidated net worth requirements, a minimum fixed charge coverage ratio, a maximum unencumbered leverage ratio, a minimum unsecured interest expense ratio, a minimum interest coverage ratio, a minimum unsecured debt yield and a minimum unencumbered interest expense ratio. As of December 31, 2023, the most restrictive covenant was the minimum unencumbered interest expense ratio. The Company was in compliance with all of its material loan covenants and obligations as of December 31, 2023.

Cash Flows

Operating - Most of the Company's cash from operations is generated by rental income from its investment portfolio. Net cash provided by operating activities for the year ended December 31, 2023 increased by $29.5 million over 2022, primarily due to the increase in the size of the Company's real estate investment portfolio, partially offset by normal course changes in working capital as well as the proceeds received in connection with the settlement of interest rate swaps during 2022. No such settlements were completed in 2023.

Investing - Net cash used in investing activities was $341.0 million lower during the year ended December 31, 2023, compared to 2022 primarily due to:

- Cash used for property acquisitions decreased $372.5 million due to the overall decrease in the level of acquisition activity; and

- Proceeds from asset sales decreased by $31.1 million. Proceeds from asset sales are dependent on levels of disposition activity and the specific assets sold and are not necessarily comparable period-to-period.

Financing - Net cash provided by financing activities decreased by $368.5 million during the year ended December 31, 2023, compared to 2022 primarily due to:

- Net proceeds from the issuance of common stock decreased by $567.9 million;

- Net borrowings under the Revolving Credit Facility increased by $187.0 million. During 2023, the Company borrowed a net of $127.0 million under the Revolving Credit Facility while net repayments of $60.0 million were completed in 2022;

- Total dividends and distributions paid to the Company's common and preferred stockholders and non-controlling interest increased by $57.4 million to $286.1 million in 2023 as compared to $228.7 million in 2022 due to the increase in the annualized common dividend rate and increased number of common shares outstanding. The Company's annualized common stock dividend declared during the fourth quarter of 2023 of $2.964 per common share, represents a 2.9% increase over the annualized dividend amount of $2.880 per common share declared in December 2022;

- Net proceeds from unsecured borrowings increased by $52.5 million. During the year ended December 31, 2023, $350 million of proceeds were received as a result of the issuance of the 2029 Unsecured Term Loan while $297.5 million of proceeds were received during the year ended December 31, 2022 from the issuance of the 2032 Senior Unsecured Public Notes; and

- Payments of mortgage notes payable decreased $19.0 million driven by the principal repayment on interest only mortgage notes payable. During 2023, the Company repaid a $4.6 million, 5.01% per annum, interest only mortgage note as compared to the repayment of a $23.6 million, 3.60% per annum, interest only mortgage note during 2022.

Material Cash Requirements

In conducting our business, the Company enters into contractual obligations, including those for debt and operating leases for land.

	2024	2025	2026	2027	2028	Thereafter	Total
Mortgage Notes Payable	$ 963	$ 1,026	$ 629	$ —	$ —	$ 42,250	$ 44,868
Revolving Credit Facility [(1)]	—	—	227,000	—	—	—	227,000
Unsecured Term Loan	—	—	—	—	—	350,000	350,000
Senior Unsecured Notes	—	50,000	—	50,000	410,000	1,300,000	1,810,000
Land Lease Obligations	7,449	1,197	1,195	1,042	1,013	27,796	39,692
Estimated Interest Payments on Outstanding Debt [(2)]	99,497	98,217	83,652	81,812	75,811	136,285	575,274
Total	**$ 107,909**	**$ 150,440**	**$ 312,476**	**$ 132,854**	**$ 486,824**	**$ 1,856,331**	**$ 3,046,834**

(1) The Revolving Credit Facility matures in January 2026, with options to extend the maturity date by six months up to two times, for a maximum maturity of January 2027.

(2) Estimated interest payments calculated for (i) variable rate debt based on the rate in effect at period-end and (ii) fixed rate debt based on the coupon interest rate.

In addition to items reflected in the table above, the Company has preferred stock with cumulative cash dividends, as described under *Equity – Preferred Stock Offering* above.

During the year ended December 31, 2023 the Company had 37 development or Developer Funding Platform projects completed or under construction, for which 16 remain under construction as of December 31, 2023. Anticipated total costs for the 16 projects are approximately $63.7 million. These construction commitments will be funded using cash provided from operations, current capital resources on hand, and/or other sources of funding available to the Company.

The Company's recurring obligations under its tenant leases for maintenance, taxes, and/or insurance will also be funded through the sources available to the Company described earlier.

Dividends

During the fourth quarter of 2023 the Company declared monthly dividends of $0.247 per common share for October, November, and December 2023. The holder of the Operating Partnership Common Units is entitled to an equal distribution per Operating Partnership Common Unit held. The dividends and distributions payable for October and November were paid during the quarter. The December dividends and distributions were recorded as a liability on the Consolidated Balance Sheet at December 31, 2023 and were paid on January 16, 2024.

During the fourth quarter of 2023, the Company declared monthly dividends on the Series A Preferred Shares for October, November, and December 2023 in the amount of $0.08854 per Depositary Share. The dividends payable for October and November were paid during the quarter. The December dividend was recorded as a liability on the Consolidated Balance Sheet at December 31, 2023 and were paid on January 2, 2024.

Recent Accounting Pronouncements

Refer to Note 2 – *Summary of Significant Accounting Policies* in the consolidated financial statements for a summary and anticipated impact of each accounting pronouncement on the Company's financial statements.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires the Company's management to use judgment in the application of accounting policies, including making estimates and assumptions. Management bases estimates on the best information available at the time, its experience and on various other assumptions believed to be reasonable under the circumstances. These estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. If management's judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, it is possible that different accounting principles would have been applied, resulting in a different presentation of the consolidated financial statements. From time-to-time, the Company may re-evaluate its estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. A summary of the Company's critical accounting policies is included below. This summary should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 to our consolidated financial statements.

Accounting for Acquisitions of Real Estate

The acquisition of property for investment purposes is typically accounted for as an asset acquisition. The Company allocates the purchase price to land, building, assumed debt, if any, and identified intangible assets and liabilities, based in each case on their relative estimated fair values and without giving rise to goodwill. In making estimates of fair values, the Company may use various sources, including data provided by independent third parties, as well as information obtained by the Company as a result of due diligence, including expected future cash flows of the property and various characteristics of the markets where the property is located. Certain assumptions, including those around market land values and market rental rates, are inherently subjective. While assumptions of market land values and market rental rates are based on available market data, the application of market data to the unique nature of properties acquired may require significant judgment. The use of different assumptions in the allocation of the purchase price of the acquired properties could affect the timing of recognition of the related revenue and expenses.

Impairments

We review our real estate investments for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through operations plus estimated disposition proceeds. Events or circumstances that may occur include, but are not limited to, significant changes in real estate market conditions, estimated residual values, our ability or expectation to re-lease properties that are vacant or become vacant or a change in the anticipated holding period for a property. Identification of such events may involve certain assumptions, estimates, and significant judgment.

Management determines whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the residual value of the real estate, to the carrying cost of the individual asset. Impairments are measured to the extent the current book value exceeds the estimated fair value of the asset less disposition costs for any assets classified as held for sale.

The valuation of impaired assets is determined using valuation techniques including discounted cash flow analysis, analysis of recent comparable sales transactions and/or purchase offers received from third parties. The Company may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate.

The expected cash flows of a property are dependent on estimates and other factors subject to change, including (1) changes in the national, regional, and/or local economic climates and/or market conditions, (2) competition from other retail, (3) increases in operating costs, (4) bankruptcy and/or other changes in a tenant's condition and (5) expected holding period. These factors could cause our expected future cash flows from a property to change, and, as a result, an impairment could be considered to have occurred. Determination of the fair value of a property for purposes of measuring impairment may involve significant judgment.

Non-GAAP Financial Measures

Funds from Operations ("FFO" or "Nareit FFO")

FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("Nareit") to mean net income computed in accordance with GAAP, excluding gains (or losses) from sales of real estate assets and/or changes in control, plus real estate related depreciation and amortization and any impairment charges on depreciable real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most real estate industry investors consider FFO to be helpful in evaluating a real estate company's operations.

FFO should not be considered an alternative to net income as the primary indicator of the Company's operating performance, or as an alternative to cash flow as a measure of liquidity. Further, while the Company adheres to the Nareit definition of FFO, its presentation of FFO is not necessarily comparable to similarly titled measures of other REITs due to the fact that all REITs may not use the same definition.

Core Funds from Operations ("Core FFO")

The Company defines Core FFO as Nareit FFO with the addback of (i) noncash amortization of acquisition purchase price related to above- and below- market lease intangibles and discount on assumed mortgage debt and (ii) certain infrequently occurring items that reduce or increase net income in accordance with GAAP. Management believes that its measure of Core FFO facilitates useful comparison of performance to its peers who predominantly transact in sale-leaseback transactions and are thereby not required by GAAP to allocate purchase price to lease intangibles. Unlike many of its peers, the Company has acquired the substantial majority of its net-leased properties through acquisitions of properties from third parties or in connection with the acquisitions of ground leases from third parties.

Core FFO should not be considered an alternative to net income as the primary indicator of the Company's operating performance, or as an alternative to cash flow as a measure of liquidity. Further, the Company's presentation of Core FFO is not necessarily comparable to similarly titled measures of other REITs due to the fact that all REITs may not use the same definition.

Adjusted Funds from Operations ("AFFO")

AFFO is a non-GAAP financial measure of operating performance used by many companies in the REIT industry. AFFO further adjusts FFO and Core FFO for certain non-cash items that reduce or increase net income computed in accordance with GAAP. Management considers AFFO a useful supplemental measure of the Company's performance, however,

AFFO should not be considered an alternative to net income as an indication of its performance, or to cash flow as a measure of liquidity or ability to make distributions. The Company's computation of AFFO may differ from the methodology for calculating AFFO used by other equity REITs, and therefore may not be comparable to such other REITs.

The following table provides a reconciliation of net income to FFO, Core FFO, and AFFO for the years ended December 31, 2023, 2022 and 2021 (*presented in thousands*):

| | | Year Ended | |
	December 31, 2023	December 31, 2022	December 31, 2021
Reconciliation from Net Income to Funds from Operations			
Net income	$ 170,547	$ 153,035	$ 122,876
Less Series A preferred stock dividends	7,437	7,437	2,148
Net income attributable to Operating Partnership common unitholders	163,110	145,598	120,728
Depreciation of rental real estate assets	115,617	88,685	66,732
Amortization of lease intangibles - in-place leases and leasing costs	58,967	44,107	28,379
Provision for impairment	7,175	1,015	1,919
(Gain) loss on sale or involuntary conversion of assets, net	(1,849)	(5,258)	(15,111)
Funds from Operations - Operating Partnership common unitholders	$ 343,020	$ 274,147	$ 202,647
Loss on extinguishment of debt and settlement of related hedges	—	—	14,614
Amortization of above (below) market lease intangibles, net and assumed mortgage debt discount, net	33,430	33,563	24,284
Core Funds from Operations - Operating Partnership common unitholders	$ 376,450	$ 307,710	$ 241,545
Straight-line accrued rent	(12,142)	(13,176)	(11,857)
Stock-based compensation expense	8,338	6,464	5,467
Amortization of financing costs and original issue discounts	4,403	3,141	1,197
Non-real estate depreciation	1,693	778	618
Adjusted Funds from Operations - Operating Partnership common unitholders	$ 378,742	$ 304,917	$ 236,970
Funds from Operations per common share and partnership unit - diluted	$ 3.58	$ 3.45	$ 3.00
Core Funds from Operations per common share and partnership unit - diluted	$ 3.93	$ 3.87	$ 3.58
Adjusted Funds from Operations per common share and partnership unit - diluted	$ 3.95	$ 3.83	$ 3.51
Weighted average shares and Operating Partnership common units outstanding			
Basic	95,539,028	79,006,952	67,149,861
Diluted	95,785,031	79,512,005	67,486,698
Additional supplemental disclosure			
Scheduled principal repayments	$ 905	$ 850	$ 799
Capitalized interest	$ 1,957	$ 1,261	$ 249
Capitalized building improvements	$ 9,819	$ 7,945	$ 5,821

Item 7A: <u>**Quantitative and Qualitative Disclosures about Market Risk**</u>

The Company is exposed to interest rate risk primarily through borrowing activities. There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

The Company's interest rate risk is monitored using a variety of techniques. The table below presents the principal payments (*presented in thousands*) and the weighted average interest rates on outstanding debt, by year of expected maturity, to evaluate the expected cash flows and sensitivity to interest rate changes. Average interest rates shown reflect the impact of the swap agreements employed to fix interest rates.

	2024	2025	2026	2027	2028	Thereafter	Total
Mortgage Notes Payable	$ 963	$ 1,026	$ 629	$ —	$ —	$ 42,250	$ 44,868
Average Interest Rate	6.27 %	6.27 %	6.27 %			3.63 %	
Revolving Credit Facility [1]	$ —	$ —	$ 227,000	$	$ —	$ —	$ 227,000
Average Interest Rate			6.20 %				
Unsecured Term Loan	$ —	$ —	$ —	$ —	$ —	$ 350,000	$ 350,000
Average Interest Rate [2]						4.52 %	
Senior Unsecured Notes	$ —	$ 50,000	$ —	$ 50,000	$ 410,000	$ 1,300,000	$ 1,810,000
Average Interest Rate		4.16 %		4.26	2.45 %	3.51 %	

(1) The Revolving Credit Facility matures in January 2026, with options to extend the maturity date by six months up to two times, for a maximum maturity of January 2027.

(2) The interest rate of the Unsecured Term Loan reflects the credit spread of 95 basis points plus the impact of the interest rate swaps which convert $350 million of SOFR based interest to a fixed interest rate of 3.57%.

The table above incorporates those exposures that exist as of December 31, 2023; it does not consider those exposures or positions which could arise after that date. As a result, the Company's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period and interest rates.

The Company seeks to limit the impact of interest rate changes on earnings and cash flows and to lower the overall borrowing costs by closely monitoring our variable rate debt and converting such debt to fixed rates when the Company deems such conversion advantageous. From time to time, the Company may enter into interest rate swap agreements or other interest rate hedging contracts. While these agreements are intended to lessen the impact of rising interest rates, they also expose the Company to the risks that the other parties to the agreements will not perform. The Company could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly effective cash flow hedges under GAAP guidance.

In June 2023, the Company entered into $350 million of forward starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in SOFR. The swaps exchange variable rate interest on $350 million of SOFR indexed debt to a weighted average fixed interest rate of 3.57% beginning August 1, 2023 through January 1, 2029. The swaps are designated to hedge the variable rate interest payments indexed to SOFR in the Senior Unsecured Term Loan which matures January 2029. As of December 31, 2023, these interest rate swaps were valued as a liability of approximately $1.3 million.

In December 2023, the Company entered into $150 million forward-starting interest rate swap agreements to hedge against changes in future cash flows resulting from changes in SOFR. The swaps exchange variable rate SOFR interest on $150 million of SOFR indexed debt to a weighted average fixed interest rate of 3.60% beginning December 31, 2024 through the maturity date of December 31, 2034. The swaps are designated to hedge previously unhedged variable rate interest payments indexed to SOFR. As of December 31, 2023, these interest rate swaps were valued as a liability of approximately $3.2 million.

The Company does not use derivative instruments for trading or other speculative purposes, and the Company did not have any other derivative instruments as of December 31, 2023.

The fair value of the mortgage notes payable and senior unsecured notes is estimated to be $41.2 million and $1.60 billion, respectively, as of December 31, 2023. The fair value of the Revolving Credit Facility and Unsecured Term Loan approximate their carrying values as they are variable rate debt.

Item 8: **Financial Statements and Supplementary Data**

The financial statements and supplementary data are listed in the Index to the Financial Statements and Financial Statement Schedules appearing on Page F-1 of this Annual Report on Form 10-K and are included in this Annual Report on Form 10-K following page F-1.

Item 9: **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A: **Controls and Procedures**

Disclosure Controls and Procedures

At the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in reports that the Company files or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a15-(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our Company;
2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, our management concluded that we maintained effective internal control over financial reporting as of December 31, 2023.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report issued by our independent registered public accounting firm, Grant Thornton LLP, required under this item is contained on page F-2 of this Annual Report on Form 10-K.

Item 9B: **Other Information**

Rule 10b5-1 Trading Plans – Directors and Section 16 Officers

During the three months ended December 31, 2023, none of the Company's directors or Section 16 officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any "non-Rule 10b5-1 trading arrangement".

Item 9C: **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10:   **Directors, Executive Officers and Corporate Governance**

The information required by this item is set forth under the following captions in our proxy statement to be filed with respect to our 2024 Annual Meeting of Stockholders (the "Proxy Statement"), all of which is incorporated by reference: "Proposal I – Election of Directors"; "Board Matters–The Board of Directors"; "Board Matters –Committees of the Board"; "Board Matters –Corporate Governance"; "Executive Officers"; and "Additional Information – Proposals for 2025 Annual Meeting."

Item 11:   **Executive Compensation**

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Compensation Discussion and Analysis," "Executive Compensation Tables," "Board Matters – Director Compensation," "Board Matters – Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

Item 12:   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The following table summarizes the equity compensation plan under which our common stock may be issued as of December 31, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrant and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	—	—	169,809 [1]
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	—	—	169,809

(1) Relates to various stock-based awards available for issuance under the Agree Realty Corporation 2020 Omnibus Incentive Plan, including incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, performance shares and units, unrestricted stock awards and dividend equivalent rights.

Additional information required by this item is set forth under the following caption in our Proxy Statement, all of which is incorporated herein by reference: "Security Ownership of Certain Beneficial Owners and Management."

Item 13:   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Related Person Transactions" and "Board Matters –The Board of Directors."

Item 14:   **Principal Accountant Fees and Services**

The information required by this item is set forth under the following caption in our Proxy Statement, all of which is incorporated herein by reference: "Audit Committee Matters."

PART IV

ITEM 15:   **Exhibits and Financial Statement Schedules**

15(a)(1).   The following documents are filed as a part of this Annual Report on Form 10-K:
- Reports of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2023 and 2022
- Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021
- Consolidated Statement of Equity for the Years Ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Cash Flow for the Years Ended December 31, 2023, 2022 and 2021
- Notes to the Consolidated Financial Statements

15(a)(2).   The following is a list of the financial statement schedules required by Item 8:
Schedule III – Real Estate and Accumulated Depreciation

15(a)(3).   Exhibits

Exhibit No.	Description
3.1.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013).
3.1.2	Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 6, 2015).
3.1.3	Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 3, 2016).
3.1.4	Articles Supplementary of the Company, dated February 26, 2019 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 28, 2019).
3.1.5	Articles of Amendment of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 25, 2019).
3.1.6	Amendment to Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 10, 2021).
3.1.7	Articles Supplementary of the Company, dated September 13, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 13, 2021).
3.2.1	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on May 9, 2013).
3.2.2	First Amendment to Amended and Restated Bylaws of Agree Realty Corporation, effective February 26, 2019 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on February 28, 2019).
4.1	Amended and Restated Registration Rights Agreement, dated July 8, 1994 by and among the Company, Richard Agree, Edward Rosenberg and Joel Weiner (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).

4.2	Form of certificate representing shares of common stock (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 filed on August 24, 2009).
4.3	Form of 4.32% Senior Guaranteed Note, Series 2018-A, due September 26, 2030 (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018).
4.4	Form of 4.32% Senior Guaranteed Note, Series 2018-B, due September 26, 2030 (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018).
4.5	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).
4.6	Indenture, dated as of August 17, 2020, among the Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 17, 2020).
4.7	Indenture Officer's Certificate, dated as of August 17, 2020, among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 17, 2020).
4.8	Form of Global Note for 2.900% Notes due 2030 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 17, 2020).
4.9	Form of Guarantee by and among Agree Limited Partnership, the Guarantors named therein and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 17, 2020).
4.10	Indenture Officer's Certificate, dated as of May 14, 2021, among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.11	Form of Global Note for 2.000% Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.12	Form of Global Note for 2.600% Notes due 2033 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.13	Form of 2028 Guarantee by and among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.14	Form of 2033 Guarantee by and among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.15	Master Deposit Agreement, by and among Agree Realty Corporation, Computershare Inc. and Computershare Trust Company, N.A., as depositary, and the holders from time to time of the depositary receipts described therein relating to shares of preferred stock of the Company, dated as of September 17, 2022 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on September 17, 2021).

4.16	Indenture Officer's Certificate, dated as of August 22, 2022, among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 22, 2022).
4.17	Form of Global Note for 4.800% Notes due 2032 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 22, 2022).
4.18	Form of 2032 Guarantee by and among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 22, 2022).
10.1.1	Note Purchase Agreement, dated as of August 3, 2017, among Agree Limited Partnership, the Company and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).
10.1.2	Uncommitted Master Note Facility, dated as of August 3, 2017, among Agree Limited Partnership, the Company and Teachers Insurance and Annuity Associate of America ("TIAA") and each TIAA Affiliate (as defined therein) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).
10.1.3	First Supplement to Uncommitted Master Note Facility, dated as of September 26, 2018, among Agree Limited Partnership, Agree Realty Corporation and Teachers Insurance and Annuity Association of America ("TIAA") (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018).
10.1.4	Uncommitted Master Note Facility, dated as of August 3, 2017, among Agree Limited Partnership, the Company and Teachers Insurance and AIG Asset Management (U.S.), LLC ("AIG") and each AIG Affiliate (as defined therein) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).
10.1.5	First Supplement to Uncommitted Master Note Facility, dated as of September 26, 2018, among Agree Limited Partnership, Agree Realty Corporation, AIG Asset Management (U.S.), LLC and the institutional investors named therein (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018).
10.2+	Summary of Director Compensation (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022).
10.3.1+	Agree Realty Corporation 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2014).
10.3.2+	Form of Restricted Stock Agreement under the Agree Realty Corporation 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).
10.3.3+	Form of Performance Share Award Agreement pursuant to the Agree Realty Corporation 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017).
10.3.4+	Form of Performance Unit Award Notice pursuant to the Agree Realty Corporation 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).

10.4.1+	Agree Realty Corporation 2017 Executive Incentive Plan, dated February 16, 2017 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2016).
10.5	Note Purchase Agreement dated as of May 28, 2015 by and among Agree Limited Partnership, the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 1, 2015).
10.6	Note Purchase Agreement, dated as of July 28, 2016, by and among Agree Limited Partnership, the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).
10.7	Form of Revolving Note (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 23, 2018).
10.8*	Reimbursement Agreement, dated as of October 3, 2023 by and between the Company and Richard Agree.
10.9	Note Purchase Agreement, dated as of June 14, 2019, among Agree Limited Partnership, the Company and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019).
10.10.1+	Agree Realty Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on March 23, 2020).
10.10.2+	Form of Restricted Stock Agreement under the Agree Realty Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 20, 2020).
10.10.3+	Form of Performance Unit Agreement under the Agree Realty Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on July 20, 2020).
10.10.4	Form of Restricted Stock Notice (Non-Employee Directors) under the Agree Realty Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).
10.5+	Amended Employment Agreement, dated July 1, 2014, by and between the Company and Joey Agree (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).
10.6+	Summary of Material Terms of Compensation Arrangement with Danielle M. Spehar (effective December 7, 2019). (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).
10.7+	Employment Agreement, dated October 1, 2023, by and between Agree Realty Corporation and Joel Agree (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on October 24, 2023).
10.8+	Employment Agreement dated June 18, 2020, between Agree Realty Corporation and Craig Erlich (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 19, 2020).
10.8.1+	Addendum to Employment Agreement dated August 19, 2020, between Agree Realty Corporation and Craig Erlich (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on October 19, 2020).

10.9	Second Amended and Restated Agreement of Limited Partnership of Agree Limited Partnership, dated as of September 17, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 17, 2021).
10.10.1	Third Amended and Restated Credit Agreement, dated as of December 15, 2021, by and among Agree Realty Corporation, Agree Limited Partnership, PNC Bank, National Association as Administrative Agent, and a syndicate of lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 16, 2021).
10.10.2	First Amendment to Third Amendment and Restated Credit Agreement, dated as of December 15, 2021 by and among Agree Realty Corporation, Agree Limited Partnership, PNC Bank, National Association as Administrative Agent, and a syndicate of lenders named therein (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022).
10.11+	Employment Agreement, dated January 5, 2022, between Agree Realty Corporation and Peter Coughenour (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).
10.12	Term Loan Agreement, dated as of July 31, 2023 by and among Agree Realty Corporation, Agree Limited Partnership, PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 1, 2023).
19.1*	Agree Realty Corporation Insider Trading Policy, adopted September 4, 2019, and amended December 7, 2023.
21*	Subsidiaries of Agree Realty Corporation.
22*	Subsidiary Guarantors of Agree Realty Corporation.
23.1*	Consent of Grant Thornton LLP.
24*	Power of Attorney (included on the signature page of this Annual Report on Form 10-K).
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Joel N. Agree, Chief Executive Officer.
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Peter Coughenour, Chief Financial Officer.
32.1*†	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Joel N. Agree, Chief Executive Officer.
32.2*†	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Peter Coughenour, Chief Financial Officer.
97.1*	Agree Realty Corporation Compensation Recovery Policy, effective as of December 1, 2023.
101*	The following materials from Agree Realty Corporation's Annual Report on Form 10-K for the year ended December 31, 2023 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Income, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statements of Cash Flows, and (v) related notes to these consolidated financial statements, tagged as blocks of text.

104*   Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.

\+   Management contract or compensatory plan or arrangement.

†   The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Agree Realty Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

15(b)   The Exhibits listed in Item 15(a)(3) are hereby filed with this Annual Report on Form 10-K.

15(c)   The financial statement schedule listed at Item 15(a)(2) is hereby filed with this Annual Report on Form 10-K.

Item 16:   **Form 10-K Summary**

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Agree Realty Corporation

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Agree Realty Corporation (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control— Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 13, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
February 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Agree Realty Corporation

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Agree Realty Corporation (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 13, 2024 expressed an unqualified opinion.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value measurements used in the purchase price allocation of real estate acquisitions

As described further in Notes 2 and 4 to the financial statements, the acquisition of property for investment purposes is typically accounted for as an asset acquisition. The Company allocates the purchase price to the assets acquired and liabilities assumed including land, building, assumed debt, if any, and identified intangible assets and liabilities, based in each case on their relative estimated fair values and without giving rise to goodwill. During 2023, the Company purchased 282 retail net lease assets for approximately $1.20 billion. We identified the fair value measurements used in the purchase price allocation of real estate acquisitions as a critical audit matter.

The principal consideration for our determination that the fair value measurements used in the purchase price allocation of real estate acquisitions are a critical audit matter is that auditing management's determination of fair value is complex and involved subjectivity. In particular, the fair value estimates are sensitive to significant assumptions. Those significant assumptions include market land value and market rent.

Our audit procedures related to the fair value measurements used in the purchase price allocation of real estate acquisitions included the following, among others. We obtained an understanding, evaluated the design, and tested the operating effectiveness of relevant controls to allocate the purchase price of real estate acquisitions, including controls over the selection and review of inputs and assumptions used to estimate fair value. For a selection of real estate acquisitions, our real estate valuation professionals evaluated the reasonableness of key inputs and assumptions used to determine fair value by comparing the Company's market land and market rent values to independently developed ranges using relevant market data derived from industry transaction databases and published industry reports. For a selection of real estate acquisitions and leases, we compared the Company's market land and market rent values to independently developed ranges for reasonableness and to consider if management bias was present. Our procedures included performing sensitivity analyses over the significant assumptions.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2013.

Philadelphia, Pennsylvania
February 13, 2024

AGREE REALTY CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per-share data)

		December 31, 2023		December 31, 2022
ASSETS				
Real Estate Investments				
Land	$	2,282,354	$	1,941,599
Buildings		4,861,692		4,054,679
Less accumulated depreciation		(433,958)		(321,142)
		6,710,088		5,675,136
Property under development		33,232		65,932
Net Real Estate Investments		6,743,320		5,741,068
Real Estate Held for Sale, net		3,642		—
Cash and Cash Equivalents		10,907		27,763
Cash Held in Escrows		3,617		1,146
Accounts Receivable - Tenants, net		82,954		65,841
Lease Intangibles, net of accumulated amortization of $360,061 and $263,011 at December 31, 2023 and December 31, 2022, respectively		854,088		799,448
Other Assets, net		76,308		77,923
Total Assets	$	7,774,836	$	6,713,189

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per-share data)

	December 31, 2023	December 31, 2022
LIABILITIES		
Mortgage Notes Payable, net	$ 42,811	$ 47,971
Unsecured Term Loan, net	346,798	—
Senior Unsecured Notes, net	1,794,312	1,792,047
Unsecured Revolving Credit Facility	227,000	100,000
Dividends and Distributions Payable	25,534	22,345
Accounts Payable, Accrued Expenses, and Other Liabilities	101,401	83,722
Lease Intangibles, net of accumulated amortization of $42,813 and $35,992 at December 31, 2023 and December 31, 2022, respectively	36,827	36,714
Total Liabilities	2,574,683	2,082,799
EQUITY		
Preferred stock, $.0001 par value per share, 4,000,000 shares authorized, 7,000 shares Series A outstanding, at stated liquidation value of $25,000 per share, at December 31, 2023 and December 31, 2022	175,000	175,000
Common stock, $.0001 par value, 180,000,000 shares authorized, 100,519,355 and 90,173,424 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	10	9
Additional paid-in-capital	5,354,120	4,658,570
Dividends in excess of net income	(346,473)	(228,132)
Accumulated other comprehensive income (loss)	16,554	23,551
Total Equity - Agree Realty Corporation	5,199,211	4,628,998
Non-controlling interest	942	1,392
Total Equity	5,200,153	4,630,390
Total Liabilities and Equity	$ 7,774,836	$ 6,713,189

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except share and per-share data)

		Year Ended				
		2023		2022		2021
Revenues						
Rental income	$	537,403	$	429,632	$	339,067
Other		92		182		256
Total Revenues		537,495		429,814		339,323
Operating Expenses						
Real estate taxes		40,092		32,079		25,513
Property operating expenses		24,961		18,585		13,996
Land lease expense		1,664		1,617		1,552
General and administrative		34,788		30,121		25,456
Depreciation and amortization		176,277		133,570		95,729
Provision for impairment		7,175		1,015		1,919
Total Operating Expenses		284,957		216,987		164,165
Gain (loss) on sale of assets, net		1,849		5,341		14,941
Gain (loss) on involuntary conversion, net		—		(83)		170
Income from Operations		254,387		218,085		190,269
Other (Expense) Income						
Interest expense, net		(81,119)		(63,435)		(50,378)
Income tax (expense) benefit		(2,910)		(2,860)		(2,401)
Loss on early extinguishment of term loans and settlement of related interest rate swaps		—		—		(14,614)
Other (expense) income		189		1,245		—
Net Income		170,547		153,035		122,876
Less net income attributable to non-controlling interest		588		598		603
Net income attributable to Agree Realty Corporation		169,959		152,437		122,273
Less Series A preferred stock dividends		7,437		7,437		2,148
Net Income Attributable to Common Stockholders	$	162,522	$	145,000	$	120,125
Net Income Per Share Attributable to Common Stockholders						
Basic	$	1.70	$	1.84	$	1.79
Diluted	$	1.70	$	1.83	$	1.78
Other Comprehensive Income						
Net income	$	170,547	$	153,035	$	122,876
Amortization of interest rate swaps		(2,519)		(684)		950
Change in fair value and settlement of interest rate swaps		(4,501)		29,881		29,980
Total comprehensive income (loss)		163,527		182,232		153,806
Less comprehensive income (loss) attributable to non-controlling interest		565		741		770
Comprehensive Income (Loss) Attributable to Agree Realty Corporation	$	162,962	$	181,491	$	153,036
Weighted Average Number of Common Shares Outstanding - Basic		95,191,409		78,659,333		66,802,242
Weighted Average Number of Common Shares Outstanding - Diluted		95,437,412		79,164,386		67,139,079

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED STATEMENT OF EQUITY
(In thousands, except share and per-share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Dividends in excess of net income	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount					
Balance, December 31, 2020	—	$ —	60,021,483	$ 6	$ 2,652,090	$ (91,343)	$ (36,266)	$ 1,762	$ 2,526,249
Issuance of Series A preferred stock, net of issuance costs	7,000	175,000	—	—	(4,692)	—	—	—	170,308
Issuance of common stock, net of issuance costs	—	—	11,179,982	1	744,846	—	—	—	744,847
Repurchase of common shares	—	—	(28,051)	—	(1,813)	—	—	—	(1,813)
Issuance of stock under the 2020 Omnibus Incentive Plan	—	—	138,894	—	320	—	—	—	320
Forfeiture of restricted stock	—	—	(26,997)	—	(560)	—	—	—	(560)
Stock-based compensation	—	—	—	—	5,358	—	—	—	5,358
Series A preferred dividends declared for the period	—	(2,148)	—	—	—	—	—	—	(2,148)
Common stock dividends and distributions declared for the period	—	—	—	—	—	(176,148)	—	(903)	(177,051)
Amortization, changes in fair value, and settlement of interest rate swaps	—	—	—	—	—	—	30,763	167	30,930
Net income	—	2,148	—	—	—	120,125	—	603	122,876
Balance, December 31, 2021	7,000	$ 175,000	71,285,311	$ 7	$ 3,395,549	$ (147,366)	$ (5,503)	$ 1,629	$ 3,419,316
Issuance of common stock, net of issuance costs	—	—	18,799,566	2	1,257,821	—	—	—	1,257,823
Repurchase of common shares	—	—	(30,366)	—	(1,912)	—	—	—	(1,912)
Issuance of stock under the 2020 Omnibus Incentive Plan	—	—	129,099	—	648	—	—	—	648
Forfeiture of restricted stock	—	—	(10,186)	—	(61)	—	—	—	(61)
Stock-based compensation	—	—	—	—	6,525	—	—	—	6,525
Series A preferred dividends declared for the period	—	(7,437)	—	—	—	—	—	—	(7,437)
Common stock dividends and distributions declared for the period	—	—	—	—	—	(225,766)	—	(978)	(226,744)
Amortization, changes in fair value, and settlement of interest rate swaps	—	—	—	—	—	—	29,054	143	29,197
Net income	—	7,437	—	—	—	145,000	—	598	153,035
Balance, December 31, 2022	7,000	$ 175,000	90,173,424	$ 9	$ 4,658,570	$ (228,132)	$ 23,551	$ 1,392	$ 4,630,390
Issuance of common stock, net of issuance costs	—	—	10,267,768	1	689,896	—	—	—	689,897
Repurchase of common shares	—	—	(36,780)	—	(2,684)	—	—	—	(2,684)
Issuance of stock under the 2020 Omnibus Incentive Plan	—	—	129,775	—	—	—	—	—	—
Forfeiture of restricted stock	—	—	(14,832)	—	(11)	—	—	—	(11)
Stock-based compensation	—	—	—	—	8,349	—	—	—	8,349
Series A preferred dividends declared for the period	—	(7,437)	—	—	—	—	—	—	(7,437)
Common stock dividends and distributions declared for the period	—	—	—	—	—	(280,863)	—	(1,015)	(281,878)
Amortization, changes in fair value, and settlement of interest rate swaps	—	—	—	—	—	—	(6,997)	(23)	(7,020)
Net income	—	7,437	—	—	—	162,522	—	588	170,547
Balance, December 31, 2023	7,000	$ 175,000	100,519,355	$ 10	$ 5,354,120	$ (346,473)	$ 16,554	$ 942	$ 5,200,153

Cash dividends declared per depositary share of Series A preferred stock:	
For the twelve months ended December 31, 2021	$ 0.307
For the twelve months ended December 31, 2022	$ 1.063
For the twelve months ended December 31, 2023	$ 1.063

Cash dividends declared per common share:	
For the twelve months ended December 31, 2021	$ 2.604
For the twelve months ended December 31, 2022	$ 2.805
For the twelve months ended December 31, 2023	$ 2.919

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Cash Flows from Operating Activities			
Net income	$ 170,547	$ 153,035	$ 122,876
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	176,277	133,570	95,729
Amortization from above (below) market lease intangibles, net	33,096	33,337	24,284
Amortization from financing costs, credit facility costs and debt discount	4,737	4,065	2,360
Stock-based compensation	8,338	6,464	4,798
Straight-line accrued rent	(12,142)	(13,176)	(11,857)
Provision for impairment	7,175	1,015	1,919
Gain(loss) on settlement of interest rate swaps	—	28,414	16,748
(Gain) loss on sale of assets	(1,849)	(5,341)	(14,941)
Write-off of unamortized financing costs upon debt extinguishment	—	—	1,250
(Increase) decrease in accounts receivable	(5,086)	799	(4,447)
(Increase) decrease in other assets	121	4,891	(3,231)
Increase (decrease) in accounts payable, accrued expenses, and other liabilities	10,384	15,048	10,827
Net Cash Provided by Operating Activities	391,598	362,121	246,315
Cash Flows from Investing Activities			
Acquisition of real estate investments and other assets	(1,206,025)	(1,578,511)	(1,400,685)
Development of real estate investments and other assets, net of reimbursements (including capitalized interest of $1,957 in 2023, $1,261 in 2022, and $249 in 2021)	(82,368)	(81,875)	(41,464)
Payment of leasing costs	(447)	(503)	(468)
Net proceeds from sale of assets	13,843	44,914	56,002
Net Cash Used in Investing Activities	(1,274,997)	(1,615,975)	(1,386,615)
Cash Flows from Financing Activities			
Proceeds from Series A preferred stock offering, net	—	—	170,308
Proceeds from common stock offerings, net	689,896	1,257,823	744,847
Repurchase of common shares	(2,684)	(1,912)	(1,813)
Unsecured revolving credit facility borrowings	1,231,000	1,035,000	594,000
Unsecured revolving credit facility repayments	(1,104,000)	(1,095,000)	(526,000)
Payments of mortgage notes payable	(5,527)	(24,490)	(799)
Proceeds from unsecured term loan	350,000	—	—
Payments of unsecured term loans	—	—	(240,000)
Proceeds from senior unsecured notes	—	297,513	640,623
Payments on senior notes	—	—	—
Payment of Series A preferred dividends	(7,437)	(7,438)	(1,529)
Payment of common stock dividends	(277,676)	(220,304)	(194,296)
Distributions to non-controlling interest	(1,012)	(971)	(1,042)
Payments for financing costs	(3,546)	(2,708)	(6,704)
Net Cash Provided by Financing Activities	869,014	1,237,513	1,177,595
Net Increase (Decrease) in Cash and Cash Equivalents and Cash Held in Escrow	(14,385)	(16,341)	37,295
Cash and cash equivalents and cash held in escrow, beginning of period	28,909	45,250	7,955
Cash and cash equivalents and cash held in escrow, end of period	$ 14,524	$ 28,909	$ 45,250
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest (net of amounts capitalized)	$ 87,481	$ 58,784	$ 56,150
Cash paid for income tax	$ 3,065	$ 2,395	$ 1,816
Supplemental Disclosure of Non-Cash Investing and Financing Activities			
Lease right of use assets added under new ground leases	$ —	$ 1,816	$ 6,302
Mortgage note payable assumed, net of $2,548 mortgage debt discount	$ —	$ 39,702	$ —
Series A preferred dividends declared and unpaid	$ 620	$ 620	$ 620
Common stock dividends and limited partners' distributions declared and unpaid	$ 24,914	$ 21,725	$ 16,261
Change in accrual of development, construction and other real estate investment costs	$ 2,785	$ 3,199	$ (5,537)

See accompanying notes to consolidated financial statements.

Note 1 – Organization

Agree Realty Corporation (the "Company"), a Maryland corporation, is a fully integrated real estate investment trust ("REIT") primarily focused on the ownership, acquisition, development and management of retail properties net leased to industry leading tenants. The Company was founded in 1971 by its current Executive Chairman, Richard Agree, and its common stock was listed on the New York Stock Exchange in 1994.

The Company's assets are held by, and all of its operations are conducted through, directly or indirectly, Agree Limited Partnership (the "Operating Partnership"), of which Agree Realty Corporation is the sole general partner and in which it held a 99.7% and 99.6% common equity interest as of December 31, 2023 and 2022, respectively. There is a one-for-one relationship between the limited partnership interests in the Operating Partnership ("Operating Partnership Common Units") owned by the Company and shares of Company common stock outstanding. The Company also owns 100% of the Series A preferred equity interest in the Operating Partnership. This preferred equity interest corresponds on a one-for-one basis to the Company's Series A Preferred Stock (Refer to Note 6 - *Common and Preferred Stock*), providing income and distributions to the Company equal to the dividends payable on that stock.

At December 31, 2023 and 2022, respectively, the non-controlling interest in the Operating Partnership consisted of a 0.3% and 0.4% common ownership interest in the Operating Partnership held by the Company's founder and Executive Chairman. The Operating Partnership Common Units may, under certain circumstances, be exchanged for shares of common stock on a one-for-one basis. The Company, as sole general partner of the Operating Partnership, has the option to settle exchanged Operating Partnership Common Units held by others for cash based on the current trading price of its shares. Assuming the exchange of all non-controlling Operating Partnership Common Units, there would have been 100,866,974 shares of common stock outstanding at December 31, 2023.

As of December 31, 2023, the Company owned 2,135 properties, with a total gross leasable area ("GLA") of approximately 44.2 million square feet. As of December 31, 2023, the Company's portfolio was approximately 99.8% leased and had a weighted average remaining lease term (excluding extension options) of approximately 8.4 years. A significant majority of its properties are leased to national tenants and approximately 69.1% of its annualized base rent was derived from tenants, or parent entities thereof, with an investment grade credit rating from S&P Global Ratings, Moody's Investors Service, Fitch Ratings or the National Association of Insurance Commissioners.

The terms "Agree Realty," the "Company," "Management," "we," "our" or "us" refer to Agree Realty Corporation and all of its consolidated subsidiaries, including the Operating Partnership.

Note 2 – Summary of Significant Accounting Policies

Consolidation

Under the agreement of limited partnership of the Operating Partnership, the Company, as the sole general partner, has exclusive responsibility and discretion in the management and control of the Operating Partnership. The Company consolidates the Operating Partnership under the guidance set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, *Consolidation*, and as a result, the Consolidated Financial Statements include the accounts of the Company, the Operating Partnership and its wholly owned subsidiaries. All material intercompany accounts and transactions are eliminated, including the Company's Series A preferred equity interest in the Operating Partnership.

Real Estate Investments

The Company records the acquisition of real estate at cost, including acquisition and closing costs. For properties developed by the Company, all direct and indirect costs related to planning, development and construction, including interest, real estate taxes and other miscellaneous costs incurred during the construction period, are capitalized for financial reporting purposes and recorded as property under development until construction has been completed.

Assets Held for Sale

Assets are classified as real estate held for sale based on specific criteria as outlined in FASB ASC Topic 360, *Property, Plant & Equipment*. Properties classified as real estate held for sale are recorded at the lower of their carrying value or their fair value, less anticipated selling costs. Any properties classified as held for sale are not depreciated. Assets are generally classified as real estate held for sale once management has actively engaged in marketing the asset and has received a firm purchase commitment that is expected to close within one year.

Acquisitions of Real Estate

The acquisition of property for investment purposes is typically accounted for as an asset acquisition. The Company allocates the purchase price to land, building, assumed debt, if any, and identified intangible assets and liabilities, based in each case on their relative estimated fair values and without giving rise to goodwill. Intangible assets and liabilities represent the value of in-place leases and above- or below-market leases. In making estimates of fair values, the Company may use various sources, including data provided by independent third parties, as well as information obtained by the Company as a result of its due diligence, including expected future cash flows of the property and various characteristics of the markets where the property is located.

In allocating the fair value of the identified tangible and intangible assets and liabilities of an acquired property, land is valued based upon comparable market data or independent appraisals. Buildings are valued on an as-if vacant basis based on a cost approach utilizing estimates of cost and the economic age of the building or an income approach utilizing various market data. In-place lease intangibles are valued based on the Company's estimates of costs related to tenant acquisition and the carrying costs that would be incurred during the time it would take to locate a tenant if the property were vacant, considering current market conditions and costs to execute similar leases at the time of the acquisition. Above- and below-market lease intangibles are recorded based on the present value of the difference between the contractual amounts to be paid pursuant to the leases at the time of acquisition and the Company's estimate of current market lease rates for the property. In the case of sale-leaseback transactions, it is typically assumed that the lease is not in-place prior to the close of the transaction.

Depreciation and Amortization

Land, buildings and improvements are recorded and stated at cost. The Company's properties are depreciated using the straight-line method over the estimated remaining useful life of the assets, which are generally 40 years for buildings and 10 to 20 years for improvements. Properties classified as held for sale and properties under development or redevelopment are not depreciated. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

In-place lease intangible assets and the capitalized above- and below-market lease intangibles are amortized over the non-cancelable term of the lease as well as any option periods included in the estimated fair value. In-place lease intangible assets are amortized to amortization expense and above- and below-market lease intangibles are amortized as a net adjustment to rental income. In the event of early lease termination, the remaining net book value of any above- or below-market lease intangible is recognized as an adjustment to rental income.

The following schedule summarizes the Company's amortization of lease intangibles for the years ended December 31, 2023, 2022 and 2021 (*presented in thousands*):

	For the Year Ended December 31,					
	2023		**2022**		**2021**	
Lease intangibles (in-place)	$	58,396	$	43,553	$	27,827
Lease intangibles (above-market)		39,917		39,603		30,596
Lease intangibles (below-market)		(6,821)		(6,266)		(6,312)
Total	**$**	**91,492**	**$**	**76,890**	**$**	**52,111**

The following schedule represents estimated future amortization of lease intangibles as of December 31, 2023 (*presented in thousands*):

Year Ending December 31,	2024	2025	2026	2027	2028	Thereafter	Total
Lease intangibles (in-place)	$ 61,552	$ 58,498	$ 55,050	$ 49,437	$ 43,295	$ 186,828	$ 454,660
Lease intangibles (above-market)	37,642	35,308	33,579	30,984	27,510	234,405	399,428
Lease intangibles (below-market)	(5,223)	(4,787)	(4,433)	(4,084)	(3,265)	(15,035)	(36,827)
Total	$ 93,971	$ 89,019	$ 84,196	$ 76,337	$ 67,540	$ 406,198	$ 817,261

Impairments

The Company reviews real estate investments and related lease intangibles for possible impairment when certain events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through operations plus estimated disposition proceeds. Events or changes in circumstances that may occur include, but are not limited to, significant changes in real estate market conditions, estimated residual values, the Company's ability or expectation to re-lease properties that are vacant or become vacant or a change in the anticipated holding period for a property.

Management determines whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the residual value of the real estate, to the carrying cost of the individual asset.

Impairments are measured to the extent the current book value exceeds the estimated fair value of the asset less disposition costs for any assets classified as held for sale.

The valuation of impaired assets is determined using valuation techniques including discounted cash flow analysis, analysis of recent comparable sales transactions and purchase offers received from third parties, which are Level 3 inputs. The Company may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate. Estimating future cash flows is highly subjective and estimates can differ materially from actual results.

Cash and Cash Equivalents and Cash Held in Escrow

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of deposit, checking, and money market accounts. The account balances periodically exceed the Federal Deposit Insurance Corporation ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Cash held in escrows primarily relates to proposed like-kind exchange transactions pursued under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The Company had $13.4 million and $27.1 million in cash and cash equivalents and cash held in escrow as of December 31, 2023 and 2022, respectively, in excess of the FDIC insured limit.

The following table provides a reconciliation of cash and cash equivalents and cash held in escrow, both as reported within the Consolidated Balance Sheets, to the total of the cash and cash equivalents and cash held in escrow as reported within the Consolidated Statements of Cash Flows (*presented in thousands*):

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 10,907	$ 27,763
Cash held in escrow	3,617	1,146
Total of cash and cash equivalents and cash held in escrow	$ 14,524	$ 28,909

Revenue Recognition and Accounts Receivable

The Company leases real estate to its tenants under long-term net leases which are accounted for as operating leases. Under this method, leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term. Rental increases based upon changes in the consumer price indexes, or other variable factors, are recognized only after changes in such factors have occurred and are then applied according to the lease agreements. Certain leases also provide for additional rent based on tenants' sales volumes. These rents are recognized when determinable after the tenant exceeds a sales breakpoint.

Recognizing rent escalations on a straight-line method results in rental revenue in the early years of a lease being higher than actual cash received, creating a straight-line rent receivable asset which is included in the accounts receivable - tenants line item in the Consolidated Balance Sheets. The balance of straight-line rent receivables at December 31, 2023 and 2022 was $65.9 million and $53.9 million, respectively. To the extent any of the tenants under these leases become unable to pay their contractual cash rents, the Company may be required to write down the straight-line rent receivable from those tenants, which would reduce rental income.

The Company reviews the collectability of charges under its tenant operating leases on a regular basis, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located. In the event that collectability with respect to any tenant changes, the Company recognizes an adjustment to rental revenue. The Company's review of collectability of charges under its operating leases also includes any accrued rental revenue related to the straight-line method of reporting rental revenue.

As of December 31, 2023, the Company has three leases across three tenants where collection is not considered probable. For these tenants, the Company is recording rental income on a cash basis and has written off any outstanding receivables, including straight-line rent receivables. Adjustments to rental revenue related to tenants accounted for on the cash basis resulted in an increase to rental income and net income of $0.4 million for the year ended December 31, 2023 due to the receipt of amounts previously considered uncollectible, and a reduction to rental income and net income of $0.4 million for the year ended December 31, 2022.

In addition to the tenant-specific collectability assessment performed, the Company may also recognize a general allowance, as a reduction to rental revenue, for its operating lease receivables which are not expected to be fully collectible based on the potential for settlement of arrears. The Company had no general allowance as of December 31, 2023 and 2022.

The Company's leases provide for reimbursement from tenants for common area maintenance, insurance, real estate taxes and other operating expenses. A portion of the Company's operating cost reimbursement revenue is estimated each period and is recognized as rental revenue in the period the recoverable costs are incurred and accrued, and the related revenue is earned. The balance of unbilled operating cost reimbursement receivable at December 31, 2023 and 2022 was $14.0 million and $11.1 million, respectively. Unbilled operating cost reimbursement receivable is reflected in accounts receivable - tenants, net in the Consolidated Balance Sheets.

The Company has adopted the practical expedient in FASB ASC Topic 842, *Leases ("ASC 842")* that allows lessors to combine non-lease components with the lease components when the timing and patterns of transfer for the lease and non-lease components are the same and the lease is classified as an operating lease. As a result, all rentals and reimbursements pursuant to tenant leases are reflected as one-line, rental income, in the Consolidated Statement of Operations and Comprehensive Income.

Earnings per Share

Earnings per share of common stock has been computed pursuant to the guidance in the FASB ASC Topic 260, *Earnings Per Share*. The guidance requires the classification of the Company's unvested restricted common shares ("restricted shares"), which contain rights to receive non-forfeitable dividends, as participating securities requiring the two-class method of computing net income per share of common stock. In accordance with the two-class method, earnings per share has been computed by dividing net income less net income attributable to unvested restricted shares by the weighted average number of shares of common stock outstanding less unvested restricted shares. Diluted earnings per share is computed by dividing net income less net income attributable to unvested restricted shares by the weighted average shares of common shares and potentially dilutive securities in accordance with the treasury stock method.

The following is a reconciliation of the numerator and denominator used in the computation of basic and diluted net earnings per share of common stock for each of the periods presented (*presented in thousands, except for share data*):

	Year Ended December 31,		
	2023	2022	2021
Net income attributable to Agree Realty Corporation	$ 169,959	$ 152,437	$ 122,273
Less: Series A preferred stock dividends	(7,437)	(7,437)	(2,148)
Net income attributable to common stockholders	162,522	145,000	120,125
Less: Income attributable to unvested restricted shares	(405)	(376)	(369)
Net income used in basic and diluted earnings per share	$ 162,117	$ 144,624	$ 119,756
Weighted average number of common shares outstanding	95,431,468	78,885,063	67,004,069
Less: Unvested restricted shares	(240,059)	(225,730)	(201,827)
Weighted average number of common shares outstanding used in basic earnings per share	95,191,409	78,659,333	66,802,242
Weighted average number of common shares outstanding used in basic earnings per share	95,191,409	78,659,333	66,802,242
Effect of dilutive securities:			
Share-based compensation	131,261	129,474	118,460
ATM Forward Equity Offerings	39,519	63,381	203,957
December 2021 Forward Equity Offering	—	89,963	14,420
May 2022 Forward Equity Offering	—	173,429	—
September 2022 Forward Equity Offering	75,223	48,806	—
Weighted average number of common shares outstanding used in diluted earnings per share	95,437,412	79,164,386	67,139,079
Operating Partnership Units ("OP Units")	347,619	347,619	347,619
Weighted average number of common shares and OP Units outstanding used in diluted earnings per share	95,785,031	79,512,005	67,486,698

For the year ended December 31, 2023, 185 shares of common stock related to restricted shares granted in 2021 and 2022 were anti-dilutive and were not included in the computation of diluted earnings per share.

For the year ended December 31, 2022, 62 shares of common stock related to restricted shares granted in 2022 were anti-dilutive and were not included in the computation of diluted earnings per share.

For the year ended December 31, 2021, 849 shares of common stock related to the 2021 ATM forward equity offerings, 5,360 shares of common stock related to the 2020 ATM forward equity offerings, and 2,092 restricted shares were anti-dilutive and were not included in the computation of diluted earnings per share.

Forward Equity Sales

The Company occasionally sells shares of common stock through forward sale agreements to enable the Company to set the price of such shares upon pricing the offering (subject to certain adjustments) while delaying the issuance of such shares and the receipt of the net proceeds by the Company.

To account for the forward sale agreements, the Company considers the accounting guidance governing financial instruments and derivatives. To date, the Company has concluded that its forward sale agreements are not liabilities as they do not embody obligations to repurchase its shares nor do they embody obligations to issue a variable number of shares for which the monetary value are predominantly fixed, varying with something other than the fair value of the shares, or varying inversely in relation to its shares. The Company then evaluates whether the agreements meet the derivatives and hedging guidance scope exception to be accounted for as equity instruments. The Company has concluded that the agreements are classifiable as equity contracts based on the following assessments: (i) none of the agreements' exercise contingencies are based on observable markets or indices besides those related to the market for the Company's own stock price and operations; and (ii) none of the settlement provisions precluded the agreements from being indexed to its own stock.

The Company also considers the potential dilution resulting from the forward sale agreements on the earnings per share calculations. The Company uses the treasury stock method to determine the dilution resulting from forward sale agreements during the period of time prior to settlement.

Equity Offering Costs

Underwriting commissions and offering costs of equity offerings have been reflected as a reduction of additional paid-in-capital in the Company's Consolidated Balance Sheets.

Income Taxes

The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code and related regulations. The Company generally will not be subject to federal income taxes on amounts distributed to stockholders, providing it distributes 100% of its REIT taxable income and meets certain other requirements for qualifying as a REIT. For each of the years in the three-year period ended December 31, 2023, the Company believes it has qualified as a REIT. Accordingly, no provision has been made for federal income taxes related to the Company's REIT taxable income in the accompanying consolidated financial statements. Notwithstanding the Company's qualification for taxation as a REIT, the Company is subject to certain state taxes on its income and real estate.

Earnings and profits that determine the taxability of distributions to stockholders differ from net income reported for financial reporting purposes due to differences in the estimated useful lives and methods used to compute depreciation and the carrying value (basis) of the investments in properties for tax purposes, among other things.

The Company and its taxable REIT subsidiaries ("TRS") have made a timely TRS election pursuant to the provisions of the REIT Modernization Act. A TRS is able to engage in activities resulting in income that previously would have been disqualified from being eligible REIT income under the federal income tax regulations. As a result, certain activities of the Company which occur within its TRS entities are subject to federal and state income taxes. All provisions for federal income taxes in the accompanying consolidated financial statements are attributable to the Company's TRS.

The Company regularly analyzes its various federal and state filing positions and only recognizes the income tax effect in its financial statements when certain criteria regarding uncertain income tax positions have been met. The Company believes that its income tax positions would more likely than not be sustained upon examination by all relevant taxing authorities. Therefore, no provisions for uncertain income tax positions have been recorded in the consolidated financial statements.

Management's Responsibility to Evaluate Our Ability to Continue as a Going Concern

When preparing financial statements for each annual and interim reporting period, management has the responsibility to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. In making its evaluation, the Company considers, among other things, any risks and/or uncertainties to its results of operations, contractual obligations in the form of near-term debt maturities, dividend requirements, or other factors impacting the Company's liquidity and capital resources. No conditions or events that raised substantial doubt about the ability to continue as a going concern within one year were identified as of the issuance date of the consolidated financial statements contained in this Annual Report on Form 10-K.

Reclassifications

Certain reclassifications of prior period amounts have been made in the consolidated financial statements and footnotes in order to conform to the current presentation.

Segment Reporting

The Company is primarily in the business of acquiring, developing and managing retail real estate. The Company's chief operating decision maker, which is its Chief Executive Officer, does not distinguish or group operations on a geographic or other basis when assessing the financial performance of the Company's portfolio of properties. Accordingly, the Company has a single reportable segment for disclosure purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

The Company's estimates of fair value of financial and non-financial assets and liabilities are based on the framework established in the fair value accounting guidance, ASC Topic 820 *Fair Value Measurement* ("ASC 820"). The framework specifies a hierarchy of valuation inputs which was established to increase consistency, clarity and comparability in fair value measurements and related disclosures. The guidance describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, two of which are considered observable and one that is considered unobservable. The following describes the three levels:

Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuation is based upon inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include option pricing models, discounted cash flow models and similar techniques.

Recent Accounting Pronouncements

In March 2022, the FASB issued ASU 2022-03, *"Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (Topic 820)"* ("ASU 2022-03"). ASU 2022-03 clarifies that contractual sale restrictions on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, are not considered in measuring the fair value of equity securities. In addition, the amendment requires the disclosure of: (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) any circumstances that could cause a lapse in the restrictions. The amendments in ASU 2022-03 are effective for the Company for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The amendment is applied prospectively and early adoption is permitted. There was no impact upon adoption of the guidance on January 1, 2024 as the Company does not have sale restrictions on equity securities.

In August 2023, the FASB issued ASU 2023-05, *Business Combinations – Joint Venture Formations (Subtopic 805-60)* ("ASU 2023-05"). ASU 2023-05 addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. ASU 2023-05 will require that a joint venture apply a new basis of accounting upon formation. By applying a new basis of accounting, a joint venture, upon formation, will recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). The amendments in ASC 2023-05 are effective prospectively for all joint ventures formed on or after January 1, 2025. Joint ventures formed prior to January 1, 2025 may elect to apply the amendments retrospectively and early adoption is permitted. The Company does not have joint ventures and as such does not anticipate any impact from the amendments.

In November 2023, the FASB issues ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 is intended to improve reportable segment disclosure by requiring disclosure of incremental segment information on an annual and interim basis such as, annual and interim disclosure of significant segment expenses that are regularly provided to the chief operating decision maker, interim disclosure of a reportable segment's profit or loss and assets and require that a public entity that has a single reportable segment provide all the disclosures required by ASU 2023-07 and all existing segment disclosures in Topic 280. The amendments in ASU 2023-07 do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The disclosures are applied retrospectively to all periods presented and early adoption is permitted. The Company has one reportable segment and continues to evaluate additional disclosures that may be required for entities with a single reportable segment.

In December 2023, the FASB issues ASU 2023-09, I*ncome Taxes (Topic 740) – Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 requires annual disclosure of specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold within the rate reconciliation. In addition, the amendments require annual disclosure of income taxes paid disaggregated by federal, state and foreign jurisdictions as well as individual jurisdictions in which income taxes paid is equal to or greater than 5 percent of total income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis, however early adoption and retrospective adoption is permitted. The Company continues to evaluate the potential impact of the guidance and potential additional disclosures required.

Note 3 – Leases

Tenant Leases

The Company is primarily focused on the ownership, acquisition, development and management of retail properties leased to industry leading tenants.

Substantially all of the Company's tenants are subject to net lease agreements. A net lease typically requires the tenant to be responsible for minimum monthly rent and actual property operating expenses incurred, including property taxes, insurance and maintenance. In addition, the Company's tenants are typically subject to future rent increases based on fixed amounts or increases in the consumer price index and certain leases provide for additional rent calculated as a percentage of the tenants' gross sales above a specified level. Certain of the Company's properties are subject to leases under which it retains responsibility for specific costs and expenses of the property.

The Company's leases typically provide the tenant with one or more multi-year renewal options to extend their leases, subject to generally the same terms and conditions, including rent increases, consistent with the initial lease term.

The Company attempts to maximize the amount it expects to derive from the underlying real estate property following the end of the lease, to the extent it is not extended. The Company maintains a proactive leasing program that, combined with the quality and locations of its properties, has made its properties attractive to tenants. The Company intends to continue to hold its properties for long-term investment and, accordingly, places a strong emphasis on the quality of construction and an on-going program of regular and preventative maintenance.

The Company has elected the practical expedient in ASC 842 on not separating non-lease components from associated lease components. The lease and non-lease components combined as a result of this election largely include tenant rentals and maintenance charges, respectively. The Company applies the accounting requirements of ASC 842 to the combined component.

The following table includes information regarding contractual lease payments for the Company's operating leases for which it is the lessor, for the years ended December 31, 2023, 2022 and 2021 *(presented in thousands)*.

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Total lease payments	$ 558,200	$ 450,369	$ 352,797
Less: Operating cost reimbursements and percentage rents	60,694	47,962	36,929
Total non-variable lease payments	$ 497,506	$ 402,407	$ 315,868

At December 31, 2023, future non-variable lease payments to be received from the Company's operating leases for the next five years and thereafter are as follows *(presented in thousands)*:

Year Ending December 31,	2024	2025	2026	2027	2028	Thereafter	Total
Future non-variable lease payments	$ 558,548	$ 553,567	$ 534,151	$ 507,623	$ 470,740	$ 2,341,234	$ 4,965,863

Deferred Revenue

As of December 31, 2023 and 2022, there was $21.9 million and $18.1 million, respectively, in deferred revenues resulting from rents paid in advance. Deferred revenues are recognized within accounts payable, accrued expenses, and other liabilities on the Consolidated Balance Sheets as of these dates.

Land Lease Obligations

The Company is the lessee under land lease agreements for certain of its properties. ASC 842 requires a lessee to recognize right of use assets and lease obligation liabilities that arise from leases, whether qualifying as operating or finance. As of December 31, 2023 and 2022, the Company had $60.2 million and $60.9 million, respectively, of right of use assets, net, recognized within other assets in the Consolidated Balance Sheets, while the corresponding lease obligations, net, of

$23.0 million and $23.6 million, respectively, were recognized within accounts payable, accrued expenses, and other liabilities on the Consolidated Balance Sheets as of these dates.

The Company's land leases do not include any variable lease payments. These leases typically provide multi-year renewal options to extend their term as lessee at the Company's option. Option periods are included in the calculation of the lease obligation liability only when options are reasonably certain to be exercised. Certain of the Company's land leases qualify as finance leases as a result of purchase options that are reasonably certain of being exercised or automatic transfer of title to the Company at the end of the lease term.

Amortization of right of use assets for operating land leases is classified as land lease expense and was $1.7 million, $1.6 million, and $1.6 million for the years ending December 31, 2023, 2022 and 2021, respectively. There was no amortization of right of use assets for finance land leases, as the underlying leased asset (land) has an infinite life. Interest expense on finance land leases was $0.3 million, $0.3 million and $0.2 million during the years ended December 31, 2023, 2022 and 2021.

In calculating its lease obligations under ground leases, the Company uses discount rates estimated to be equal to what it would have to pay to borrow on a collateralized basis over a similar term, for an amount equal to the lease payments, in a similar economic environment.

The following tables include information on the Company's land leases for which it is the lessee, for the years ending December 31, 2023, 2022 and 2021 *(presented in thousands)*.

| | **Year Ended** | | |
	December 31, 2023	**December 31, 2022**	**December 31, 2021**
Operating leases:			
Operating cash outflows	$ 1,197	$ 1,197	$ 1,112
Weighted-average remaining lease term - operating leases (years)	33.2	33.5	33.8
Finance leases:			
Operating cash outflows	$ 252	$ 255	$ 215
Financing cash outflows	$ 84	$ 81	$ 93
Weighted-average remaining lease term - finance leases (years)	0.8	1.8	2.8
Supplemental Disclosure:			
Right-of-use assets obtained in exchange for new lease liabilities, including value assigned to above market lease terms	$ —	$ 1,816	$ 6,302
Right-of-use assets net change	$ —	$ 1,816	$ 6,302

The following is a maturity analysis of lease liabilities for operating land leases as of December 31, 2023 for the following five years. (*presented in thousands*)

Year Ending December 31,	2024	2025	2026	2027	2028	Thereafter	Total
Lease payments	$ 1,197	$ 1,197	$ 1,195	$ 1,042	$ 1,013	$ 27,796	$ 33,440
Imputed interest	(690)	(669)	(647)	(627)	(609)	(13,254)	(16,496)
Total lease liabilities	$ 507	$ 528	$ 548	$ 415	$ 404	$ 14,542	$ 16,944

The weighted-average discount rate used in computing operating and finance lease obligations approximated 4% at December 31, 2023, 2022 and 2021.

The following is a maturity analysis of lease liabilities for finance land leases as of December 31, 2023 for the following five years. *(presented in thousands)*

Year Ending December 31,	2024	2025	2026	2027	2028	Thereafter	Total
Lease payments	$ 6,252	$ —	$ —	$ —	$ —	$ —	$ 6,252
Imputed interest	(207)	—	—	—	—	—	(207)
Total lease liabilities	$ 6,045	$ —	$ —	$ —	$ —	$ —	$ 6,045

Note 4 – Real Estate Investments

Real Estate Portfolio

As of December 31, 2023, the Company owned 2,135 properties, with a total GLA of approximately 44.2 million square feet. Net Real Estate Investments totaled $6.74 billion as of December 31, 2023. As of December 31, 2022, the Company owned 1,839 properties, with a total GLA of approximately 38.1 million square feet. Net Real Estate Investments totaled $5.74 billion as of December 31, 2022.

Acquisitions

During 2023, the Company purchased 282 retail net lease assets for approximately $1.20 billion, which includes acquisition and closing costs. These properties are located in 40 states and had a weighted average remaining lease term of approximately 11.3 years. The aggregate 2023 acquisitions were allocated approximately $325.2 million to land, $726.1 million to buildings and improvements, and $147.4 million to lease intangibles.

During 2022, the Company purchased 434 retail net lease assets for approximately $1.60 billion, which includes acquisition, closing costs and the assumption of a $42.3 million mortgage note. These properties are located in 43 states and had a weighted average lease term of approximately 10.2 years. The aggregate 2022 acquisitions were allocated approximately $387.7 million to land, $1.00 billion to buildings and improvements, $204.9 million to lease intangibles, net and $2.5 million to assumed mortgage debt discount.

The 2023 and 2022 acquisitions were primarily funded as cash purchases and the assumption of a mortgage note payable with a principal balance of $42.3 million. There was no material contingent consideration associated with these acquisitions.

None of the Company's acquisitions during 2023 or 2022 caused any new or existing tenant to comprise 10% or more of the Company's total annualized contractual base rent at December 31, 2023 or 2022.

Developments

During the third quarter of 2023, the Company changed the name of its Partner Capital Solutions program to Developer Funding Platform ("DFP").

During 2023, the Company commenced 13 and completed 21 development or DFP projects. At December 31, 2023, the Company had 16 development or DFP projects under construction.

During 2022, the Company commenced 28 and completed seven development or DFP projects. At December 31, 2022, the Company had 24 development or DFP projects under construction.

Dispositions

During 2023, the Company sold real estate properties for net proceeds of $13.8 million and recorded a net gain of $1.8 million.

During 2022, the Company sold real estate properties for net proceeds of $44.9 million and recorded a net gain of $5.3 million.

During 2021, the Company sold real estate properties for net proceeds of $56.0 million and recorded a net gain of $14.9 million.

During the year ended December 31, 2023, the Company completed construction and moved its headquarters to a new corporate office building. Prior to the move, the Company's headquarters were located in two office buildings owned by the Company. The Company began marketing for sale the previous corporate office buildings in early 2023, disposing of one in October 2023 to a third party. The Company received two bona fide offers on the remaining corporate office building during the fourth quarter of 2023, the highest of which was received from an entity controlled by one of the Company's Independent Directors. The transaction to sell the building for $3.7 million to the related party entity was approved by the Company's Audit Committee prior to accepting the offer and entering into the purchase and sale agreement. As a result of the offers received related to the remaining corporate office building, the Company recognized impairment of $2.7 million to state the carrying value of the building at it's fair value. The building was classified as held for sale as of December 31, 2023 and the all cash disposition closed on January 16, 2024. No amounts were due to or due from the Independent Director or the related party entity as of December 31, 2023 or subsequent to closing the disposition.

Assets Held for Sale

The Company classified one property as real estate held for sale at December 31, 2023, the assets for which are separately presented in the Consolidated Balance Sheets. No properties were classified as held for sale at December 31, 2022.

Real estate held for sale consisted of the following as of December 31, 2023 and 2022 (*presented in thousands*):

	December 31, 2023	December 31, 2022
Land	$ 671	$ —
Building	2,978	—
	3,649	—
Accumulated depreciation and amortization, net	(7)	—
Total Real Estate Held for Sale, net	$ 3,642	$ —

Provisions for Impairment

As a result of the Company's review of real estate investments, it recognized provision for impairment of $7.2 million, $1.0 million and $1.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. The estimated fair value of the impaired real estate assets at their time of impairment during 2023, 2022 and 2021 was $6.3 million, $1.8 million and $1.0 million, respectively.

Note 5 – Debt

As of December 31, 2023, the Company had total gross indebtedness of $2.43 billion, including (i) $44.9 million of mortgage notes payable; (ii) $350.0 million unsecured term loan; (iii) $1.81 billion of senior unsecured notes; and (iv) $227.0 million outstanding under the Revolving Credit Facility (defined below).

Mortgage Notes Payable

As of December 31, 2023, the Company had total gross mortgage indebtedness of $44.9 million, which was collateralized by related real estate and tenants' leases with an aggregate net book value of $79.3 million. The weighted average interest rate on the Company's mortgage notes payable was 3.78% as of December 31, 2023 and 3.94% as of December 31, 2022.

Mortgage notes payable consisted of the following *(presented in thousands):*

	December 31, 2023	December 31, 2022
Note payable in monthly installments of interest only at 5.01% per annum, matured in September 2023	$ —	$ 4,622
Note payable in monthly installments of $92 including interest at 6.27% per annum, with a final monthly payment due July 2026	2,618	3,523
Note payable in monthly installments of interest only at 3.63% per annum, with a balloon payment due December 2029	42,250	42,250
Total principal	44,868	50,395
Unamortized debt issuance costs and assumed debt discount, net	(2,057)	(2,424)
Total	$ 42,811	$ 47,971

During the year ended December 31, 2023, the Company repaid the $4.6 million, 5.01% per annum, interest only mortgage note at maturity.

In connection with a four-property acquisition during the twelve months ended December 31, 2022, the Company assumed an interest only, mortgage note payable with a principal balance of $42.3 million and stated interest rate of 3.63% maturing December 2029. In connection with the purchase price allocation, the mortgage debt was recorded at fair value as of the date of acquisition resulting in a $2.5 million debt discount that will be amortized over the term of the mortgage note payable into Interest Expense in the Consolidated Statements of Operations and Comprehensive Income.

The mortgage loans encumbering the Company's properties are generally non-recourse, subject to certain exceptions for which the Company would be liable for any resulting losses incurred by the lender. These exceptions vary from loan to loan, but generally include fraud or material misrepresentations, misstatements or omissions by the borrower, intentional or grossly negligent conduct by the borrower that harms the property or results in a loss to the lender, filing of a bankruptcy petition by the borrower, either directly or indirectly, and certain environmental liabilities. At December 31, 2023, there were no mortgage loans with partial recourse to the Company.

The Company has entered into mortgage loans that are secured by multiple properties and contain cross-default and cross-collateralization provisions. Cross-collateralization provisions allow a lender to foreclose on multiple properties in the event that the Company defaults under the loan. Cross-default provisions allow a lender to foreclose on the related property in the event a default is declared under another loan.

Unsecured Term Loan

The following table presents the unsecured term loan principal balances net of unamortized debt issuance costs as of December 31, 2023 and December 31, 2022 (*presented in thousands*):

	All-in Interest Rate [1]	Maturity	December 31, 2023	December 31, 2022
2029 Unsecured Term Loan	4.52 %	January 2029	$ 350,000	$ —
Total Principal			350,000	—
Unamortized debt issuance costs, net			(3,202)	—
Total			$ 346,798	$ —

(1) Interest rate at December 31, 2023 reflects the spread of 95 basis points plus the impact of interest rate swaps which converted $350 million of SOFR-based interest to a fixed interest rate of 3.57%.

On July 31, 2023, the Company closed on the unsecured $350 million 5.5-year term loan (the "2029 Unsecured Term Loan") which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500 million and matures in January 2029. Borrowings under the 2029 Unsecured Term Loan are priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings, plus a SOFR adjustment of 10 basis points. Based on the Company's credit ratings at the time of closing, pricing on the 2029 Unsecured Term Loan was 95 basis points over SOFR. The Company used the existing $350 million of forward starting interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.57% until January 2029.

Senior Unsecured Notes

The following table presents the senior unsecured notes principal balances net of unamortized debt issuance costs and original issue discounts for the Company's private placement and public offerings as of December 31, 2023, and 2022 (*presented in thousands):*

	All-in Interest Rate [1]	Coupon Rate	Maturity	December 31, 2023	December 31, 2022
2025 Senior Unsecured Notes	4.16 %	4.16 %	May 2025	$ 50,000	$ 50,000
2027 Senior Unsecured Notes	4.26 %	4.26 %	May 2027	50,000	50,000
2028 Senior Unsecured Public Notes	2.11 %	2.00 %	June 2028	350,000	350,000
2028 Senior Unsecured Notes	4.42 %	4.42 %	July 2028	60,000	60,000
2029 Senior Unsecured Notes	4.19 %	4.19 %	September 2029	100,000	100,000
2030 Senior Unsecured Notes	4.32 %	4.32 %	September 2030	125,000	125,000
2030 Senior Unsecured Public Notes	3.49 %	2.90 %	October 2030	350,000	350,000
2031 Senior Unsecured Notes	4.42 %	4.47 %	October 2031	125,000	125,000
2032 Senior Unsecured Public Notes	3.96 %	4.80 %	October 2032	300,000	300,000
2033 Senior Unsecured Public Notes	2.13 %	2.60 %	June 2033	300,000	300,000
Total Principal				1,810,000	1,810,000
Unamortized debt issuance costs and original issue discounts, net				(15,688)	(17,953)
Total				$ 1,794,312	$ 1,792,047

(1) The all-in interest rate reflects the straight-line amortization of the terminated swap agreements, as applicable.

The Company has entered into forward-starting interest rate swap agreements to hedge against changes in future cash flows on forecasted issuances of debt. Refer to Note 9 – *Derivative Instruments and Hedging Activity*. In connection with pricing certain Senior Unsecured Notes and Senior Unsecured Public Notes, the Company terminated forward-starting interest rate swap agreements to fix the interest rate on all or a portion of the respective notes.

Senior Unsecured Notes – Private Placements

The Senior Unsecured Notes (collectively the "Private Placements") were issued in private placements to individual investors. The Private Placements did not involve a public offering in reliance on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act.

Senior Unsecured Notes – Public Offerings

The Senior Unsecured Public Notes (collectively the "Public Notes") are fully and unconditionally guaranteed by Agree Realty Corporation and certain wholly owned subsidiaries of the Operating Partnership. These guarantees are senior unsecured obligations of the guarantors, rank equally in right of payment with all other existing and future senior unsecured indebtedness and are effectively subordinated to all secured indebtedness of the Operating Partnership and each guarantor (to the extent of the value of the collateral securing such indebtedness) of the guarantors.

The Public Notes are governed by an indenture, dated August 17, 2020, among the Operating Partnership, the Company and trustee (as supplemented by an officer's certificate dated at the issuance of each of the Public Notes, the "Indenture"). The Indenture contains various restrictive covenants, including limitations on the ability of the guarantors and the issuer to incur additional indebtedness and requirements to maintain a pool of unencumbered assets.

Senior Unsecured Revolving Credit Facility

In December 2021, the Company entered into a Third Amended and Restated Revolving Credit Agreement which provided for a $1.0 billion senior unsecured revolving credit facility (the "Revolving Credit Facility") that bore interest based on a pricing grid with a range of 72.5 to 140 basis points over LIBOR, determined by the Company's credit ratings and leverage ratio. Based on the Company's credit ratings and leverage ratio at the time of closing, pricing on the Revolving Credit Facility was 77.5 basis points over LIBOR.

In November 2022, the Company entered into a First Amendment to the Third Amended and Restated Revolving Credit Agreement which converted the interest rate on its $1.0 billion Revolving Credit Facility from a spread over LIBOR to a spread over SOFR plus a SOFR adjustment of 10 basis points.

The margins for the Revolving Credit Facility are subject to improvement based on the Company's leverage ratio, provided its credit ratings meet a certain threshold. Based on the Company's credit ratings and leverage ratio at the time of closing plus the SOFR adjustment of 10 basis points, pricing on the Revolving Credit Facility was 87.5 basis points over SOFR. At December 31, 2023, the Revolving Credit Facility bore interest of 6.265%, which is comprised of SOFR of 5.39% plus the spread of 87.5 basis points. In connection with the Company's ongoing environmental, social and governance ("ESG") initiatives, pricing on the Revolving Credit Facility will decrease 1 basis point beginning in January 2024 due to improvements in the Company's ESG rating score during 2023. Pricing may further be reduced if additional specific ESG rating improvements are achieved.

The Revolving Credit Facility includes an accordion option that allows the Company to request additional lender commitments up to a total of $1.75 billion. The Revolving Credit Facility will mature in January 2026 with Company options to extend the maturity date to January 2027.

The Company and Richard Agree, the Executive Chairman of the Company, were parties to a Reimbursement Agreement dated November 18, 2014 (the "Reimbursement Agreement"). Pursuant to the Reimbursement Agreement, Mr. Agree had agreed to reimburse the Company for any loss incurred under the Revolving Credit Facility in an amount not to exceed $14.0 million to the extent that the value of the Operating Partnership's assets available to satisfy the Operating Partnership's obligations under the Revolving Credit Facility is less than $14.0 million. The parties terminated the

Reimbursement Agreement and entered into a new reimbursement agreement dated October 3, 2023 (the "New Reimbursement Agreement"). Pursuant to the New Reimbursement Agreement, Mr. Agree has agreed to reimburse the Company for his proportionate share of loss incurred under the Revolving Credit Facility in an amount to be determined by facts and circumstances at the time of loss.

Debt Maturities

The following table presents scheduled principal payments related to the Company's debt as of December 31, 2023 (*presented in thousands*):

	Scheduled Principal	Balloon Payment	Total
2024	$ 963	$ —	$ 963
2025	1,026	50,000	51,026
2026 [(1)]	629	227,000	227,629
2027	—	50,000	50,000
2028	—	410,000	410,000
Thereafter	—	1,692,250	1,692,250
Total scheduled principal payments	$ 2,618	$ 2,429,250	$ 2,431,868

(1) The Revolving Credit Facility matures in January 2026, with options to extend the maturity to January 2027. The Revolving Credit Facility had a $227.0 million outstanding balance as of December 31, 2023.

Loan Covenants

Certain loan agreements contain various restrictive covenants, including the following financial covenants: maximum total leverage ratio, maximum secured leverage ratios, consolidated net worth requirements, a minimum fixed charge coverage ratio, a maximum unencumbered leverage ratio, a minimum unsecured interest expense ratio, a minimum interest coverage ratio, a minimum unsecured debt yield and a minimum unencumbered interest expense ratio. As of December 31, 2023, the most restrictive covenant was the minimum unencumbered interest expense ratio. The Company was in compliance with all of its loan covenants and obligations as of December 31, 2023.

Note 6 – Common and Preferred Stock

Shelf Registration

On May 5, 2023, the Company filed an automatic shelf registration statement on Form S-3ASR with the Securities and Exchange Commission registering an unspecified amount of common stock, preferred stock, depositary shares, warrants and guarantees of debt securities of the Operating Partnership, as well as an unspecified amount of debt securities of the Operating Partnership, at an indeterminate aggregate initial offering price. The Company may periodically offer one or more of these securities in amounts, prices and on terms to be announced when and if these securities are offered. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

Common Stock Offerings

In December 2021, the Company completed a follow-on public offering of 5,750,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 750,000 shares, in connection with forward sale agreements. As of December 31, 2022, the Company settled all of these forward sale agreements. The offering resulted in net proceeds to the Company of approximately $368.7 million after deducting fees and expenses and making certain other adjustments.

In May 2022, the Company completed a follow-on public offering of 5,750,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 750,000 shares, in connection with forward sale agreements. As of December 31, 2022, the Company settled all of these forward sale agreements. The offering resulted in net proceeds to the Company of approximately $386.7 million after deducting fees and expenses and making certain other adjustments.

In October 2022, the Company completed a follow-on public offering of 5,750,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 750,000 shares, in connection with forward sale agreements. As of December 31, 2022, the Company settled 1,600,000 shares of these October 2022 forward sale agreements, realizing net proceeds of $106.2 million. During the year ended December 31, 2023, the Company settled the remaining 4,150,000 shares of these October 2022 forward sale agreements, realizing net proceeds of $275.0 million. The offering resulted in total net proceeds to the Company of $381.2 million after deducting fees and expenses and making certain adjustments.

Preferred Stock Offering

As of December 31, 2023, the Company had 7,000,000 depositary shares (the "Depositary Shares") outstanding, each representing 1/1,000th of a share of Series A Preferred Stock.

Dividends on the Series A Preferred Shares are payable monthly in arrears on the first day of each month (or, if not on a business day, on the next succeeding business day). The dividend rate is 4.25% per annum of the $25,000 (equivalent to $25.00 per Depositary Share) liquidation preference. Monthly dividends on the Series A Preferred Shares have been and will be in the amount of $0.08854 per Depositary Share, equivalent to $1.0625 per annum.

The Company may not redeem the Series A Preferred Shares before September 2026, except in limited circumstances to preserve its status as a real estate investment trust for federal income tax purposes and except in certain circumstances upon the occurrence of a change of control of the Company. Beginning in September 2026, the Company, at its option, may redeem the Series A Preferred Shares, in whole or from time to time in part, by paying $25.00 per Depositary Share, plus any accrued and unpaid dividends. Upon the occurrence of a change in control of the Company, if the Company does not otherwise redeem the Series A Preferred Shares, the holders have a right to convert their shares into common stock of the Company at the $25.00 per share liquidation value, plus any accrued and unpaid dividends. This conversion value is limited by a share cap if the Company's stock price falls below a certain threshold.

ATM Programs

The Company enters into at-the-market ("ATM") programs through which the Company, from time to time, sells shares of common stock and enters into forward sale agreements. The results of the ATM programs are shown in the following table.

Program Year		Program Size ($ million)	Shares Issued	Net Proceeds Received ($ million)
2020	*	$400.0	3,334,056	$209.5
2021	*	$500.0	5,453,975	$379.1
2022		$750.0	10,197,230	$669.1

* ATM Programs have been terminated and no future issuance will occur under them.

In September 2022, the Company entered into a $750 million ATM program (the "2022 ATM Program") through which the Company, from time to time, may sell shares of common stock and/or enter into forward sale agreements.

As of December 31, 2023, the Company entered into forward sale agreements to sell an aggregate of 10,197,230 shares of common stock under the 2022 ATM Program, for anticipated net proceeds of $669.1 million. Through December 31, 2022, the Company settled 245,591 shares of these forward sale agreements for net proceeds of approximately $18.1 million, after deducting fees and expenses. During the year ended December 31, 2023, the Company has settled 6,117,768 shares of these forward sale agreements as of December 31, 2023 for net proceeds of approximately $415.4 million, after deducting fees and expense. The Company is required to settle the remaining outstanding shares of common stock under the 2022 ATM Program by January 2025. The Company had approximately $75.8 million of availability remaining under this program as of December 31, 2023.

Note 7 – Dividends and Distributions Payable

The Company declared dividends per common share of $2.919, $2.805 and $2.4056 during the years ended December 31, 2023, 2022 and 2021.

On December 12, 2023, the Company declared a dividend per common share of $0.247 per share for the month ended December 31, 2023. The holders of Operating Partnership Common Units are entitled to an equal distribution per Operating Partnership Unit held. The monthly common dividend for December 2023 has been reflected as a reduction of stockholders' equity and the distribution has been reflected as a reduction of the limited partners' non-controlling interest. The December 2023 dividends and distributions were recorded as a liability on the consolidated balance sheet as of December 31, 2023 and were paid on January 16, 2024.

The Company declared dividends on the Series A Preferred Shares of $1.0625 per Depositary Share during the year ended December 31, 2023 and 2022 and $0.30695 per Depositary Share during the year ended December 31, 2021, covering the periods subsequent to the September 2021 preferred stock issuance date (see Note 6- Common and Preferred Stock). These dividends were reflected entirely as ordinary income for federal income tax purposes. The December 2023 dividend declared on the Series A Preferred Shares of $0.08854 per Depositary Share has been reflected as a reduction of stockholders' equity and was recorded as a liability on the consolidated balance sheet as of December 31, 2023 and paid on January 2, 2024.

For federal income tax purposes, distributions paid have been characterized as follows:

For the Year Ended December 31,	2023 [1]	2022	2021
Ordinary Income	$ 2.498	$ 2.518	$ 2.398
Return of Capital	0.174	0.287	0.206
Total	$ 2.672	$ 2.805	$ 2.604

(1) The common dividend of $0.247 per common share, declared December 12, 2023 and paid January 16, 2024 will be considered a 2024 distribution for federal tax purposes and, therefore, has been excluded from the 2023 federal income tax characterization.

Note 8 – Income Taxes

Uncertain Tax Positions

The Company is subject to the provisions of FASB ASC Topic 740-10 ("ASC 740-10") and has analyzed its various federal and state filing positions. The Company believes that its income tax filing positions and deductions are documented and supported. Additionally, the Company believes that its accruals for tax liabilities are adequate. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740-10. The Company's federal income tax returns are open for examination by taxing authorities for all tax years after December 31, 2019. The Company has elected to record related interest and penalties, if any, as income tax expense on the Consolidated Statements of Operations and Comprehensive Income. We have no material interest or penalties relating to income taxes recognized for years ended December 31, 2023, 2022 and 2021.

Income Tax Expense

During the years ended December 31, 2023, 2022 and 2021, the Company recognized net federal and state income tax expense of approximately $2.9 million, $2.9 million and $2.4 million, respectively.

Note 9 – Derivative Instruments and Hedging Activity

Background

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risk, including interest rate, liquidity and credit risk primarily by managing the amount, sources and duration of its debt funding and, to a limited extent, the use of derivative instruments. For additional information regarding the leveling of the Company's derivatives, refer to Note 10 – *Fair Value Measurements*.

The Company's objective in using interest rate derivatives is to manage its exposure to interest rate movements and add stability to interest expense. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreement without exchange of the underlying notional amount.

2023 Hedge Activity

In June 2023, the Company entered into $350 million of forward starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in SOFR. The swaps exchange variable rate SOFR interest on $350 million of SOFR indexed debt to a weighted average fixed interest rate of 3.57% beginning August 1, 2023 through the maturity date of January 1, 2029. The swaps are designated to hedge the variable rate interest payments of the 2029 Unsecured Term Loan indexed to SOFR. As of December 31, 2023, these interest rate swaps were valued as a liability of approximately $1.3 million.

In December 2023, the Company entered into $150 million forward-starting interest rate swap agreements to hedge against changes in future cash flows resulting from changes in SOFR. The swaps exchange variable rate SOFR interest on $150 million of SOFR indexed debt to a weighted average fixed interest rate of 3.60% beginning December 31, 2024 through the maturity date of December 31, 2034. The swaps are designated to hedge previously unhedged variable rate interest payments indexed to SOFR. As of December 31, 2023, these interest rate swaps were valued as a liability of approximately $3.2 million

2022 Settlements - Hedging 2022 Debt Issuances

In May and July 2021, the Company entered into forward-starting interest rate swap agreements to hedge against changes in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance date of $300 million of long-term debt. The Company hedged its exposure to the variability in future cash flows for a forecasted issuance of long-term debt over a maximum period ending December 2022. In August 2022, the Company terminated the swap agreements upon the debt issuance, receiving $28.4 million upon termination. This settlement was included as a component of accumulated Other Comprehensive Income ("OCI"), to be recognized as an adjustment to income over the term of the debt.

2021 Settlements - Hedging 2021 Debt Issuances

In August 2020, the Company entered into forward-starting interest rate swap agreements to hedge against changes in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance date of $100 million of long-term debt. The Company hedged its exposure to the variability in future cash flows for a forecasted issuance of long-term debt over a maximum period ending February 2022. In May 2021, the Company terminated the swap agreements upon the debt issuance, receiving $8.0 million upon termination. This settlement was included as a component of accumulated OCI, to be recognized as an adjustment to income over the term of the debt.

In December 2020, the Company entered into forward-starting interest rate swap agreements to hedge against changes in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance date of $100 million of long-term debt. The Company hedged its exposure to the variability in future cash flows for a forecasted issuance of long-term debt over a maximum period ending February 2022. In May 2021, the Company terminated the swap agreements upon the debt issuance, receiving $5.6 million upon termination. This settlement was included as a component of accumulated OCI, to be recognized as an adjustment to income over the term of the debt.

In February 2021, the Company entered into forward-starting interest rate swap agreements to hedge against changes in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance date of $100 million of long-term debt. The Company hedged its exposure to the variability in future cash flows for a forecasted issuance of long-term debt over a maximum period ending February 2022. In May 2021, the Company terminated the swap agreements upon the debt issuance, receiving $3.1 million upon termination. This settlement was included as a component of accumulated OCI, to be recognized as an adjustment to income over the term of the debt.

2021 Settlements – Extinguishment of Term Loans

Prior to May 2021, the Company had entered interest rate swap agreements to hedge against future cash flows on variable-rate borrowings. These interest rate swap agreements were settled in May 2021. The Company incurred a charge of $14.6 million upon this repayment and settlement, including swap termination costs of $13.4 million and the write-off of previously unamortized debt issuance costs of $1.2 million. Details of the interest rate swaps and related terminations is as follows:

In July 2014, the Company entered into interest rate swap agreements to hedge against changes in future cash flows resulting from changes in interest rates on $65 million in variable-rate borrowings. Under the terms of the interest rate swap agreements, the Company received from the counterparty interest on the notional amount based on one month LIBOR and paid to the counterparty a fixed rate of 2.09%. These swaps effectively converted $65 million of variable-rate borrowings to fixed-rate borrowings from July 21, 2014 to July 21, 2021. In May 2021, the Company terminated the swap agreements upon the payoff of the related term loan, paying $0.3 million upon termination. This settlement was recognized as an expense during the year ended December 31, 2021.

In June 2016, the Company entered into an interest rate swap agreement to hedge against changes in future cash flows resulting from changes in interest rates on $40 million in variable-rate borrowings. Under the terms of the interest rate swap agreement, the Company received from the counterparty interest on the notional amount based on one month LIBOR and paid to the counterparty a fixed rate of 1.40%. This swap effectively converted $40 million of variable-rate borrowings to fixed-rate borrowings from August 1, 2016 to July 1, 2023. In May 2021, the Company terminated the swap agreements upon the payoff of the related term loan, paying $1.0 million upon termination. This settlement was recognized as an expense during the year ended December 31, 2021.

In December 2018, the Company entered into interest rate swap agreements to hedge against changes in future cash flows resulting from changes in interest rates on $100 million in variable-rate borrowings. Under the terms of the interest rate swap agreements, the Company received from the counterparty interest on the notional amount based on one month LIBOR and paid to the counterparty a fixed rate of 2.66%. These swaps effectively converted $100 million of variable-rate borrowings to fixed-rate borrowings from December 27, 2018 to January 15, 2026. In May 2021, the Company terminated the swap agreements upon the payoff of the related term loan, paying $9.2 million upon termination. This settlement was recognized as an expense during the year ended December 31, 2021.

In October 2019, the Company entered into interest rate swap agreements to hedge against changes in future cash flows resulting from changes in interest rates on $65 million in variable-rate borrowings. Under the terms of the interest rate swap agreements, the Company received from the counterparty interest on the notional amount based on one month LIBOR and paid to the counterparty a fixed rate of 1.4275%. This swap effectively converted $65 million of variable-rate borrowings to fixed-rate borrowings from July 12, 2021 to January 12, 2024. In May 2021, the Company terminated the swap agreements upon the payoff of the related term loan, paying $1.8 million upon termination. This settlement was recognized as an expense during the year ended December 31, 2021.

Also, in October 2019, the Company entered into an interest rate swap agreement to hedge against changes in future cash flows resulting from changes in interest rates on $35 million in variable-rate borrowings. Under the terms of the interest rate swap agreement, the Company receives from the counterparty interest on the notional amount based on one month LIBOR and pays to the counterparty a fixed rate of 1.4265%. This swap effectively converted $35 million of variable-rate borrowings to fixed-rate borrowings from September 29, 2020 to January 12, 2024. In May 2021, the Company terminated the swap agreements upon the payoff of the related term loan, paying $1.1 million upon termination. This settlement was recognized as an expense during the year ended December 31, 2021.

<u>Recognition</u>

The Company recognizes all derivative instruments as either assets or liabilities at fair value on the balance sheet. The Company recognizes its derivatives within Other Assets, net and Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Balance Sheets.

The Company recognizes all changes in fair value for hedging instruments designated and qualifying for cash flow hedge accounting treatment as a component of OCI.

Accumulated OCI relates to (i) the change in fair value of interest rate derivatives and (ii) realized gains or losses on settled derivative instruments. Amounts are reclassified out of accumulated OCI as an adjustment to interest expense for (i) realized gains or losses related to effective interest rate swaps and (ii) realized gains or losses on settled derivative instruments amortized over the term of the hedged debt transaction. During the next twelve months, the Company estimates that an additional $6.3 million will be reclassified as a decrease to interest expense.

During 2021, the Company accelerated the reclassification of amounts in accumulated OCI into expense given that the hedged forecasted transactions were no longer likely to occur. During 2021, the Company accelerated a loss of $13.4 million out of OCI into earnings due to missed forecasted transactions associated with terminated swap agreements in connection with the early payoff of the hedged term loans (see *2021 Settlements – Extinguishment of Term Loans* above).

The Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (*presented in thousands, except number of instruments*):

	Number of Instruments [1]		Notional Amount[1]	
Interest Rate Derivatives	**December 31, 2023**	**December 31, 2022**	**December 31, 2023**	**December 31, 2022**
Interest rate swap	6	—	$ 500,000	$ —

(1) Number of Instruments and total Notional amounts disclosed includes all interest rate swap agreements outstanding at the balance sheet date, including forward-starting swaps prior to their effective date.

The table below presents the estimated fair value of the Company's derivative financial instruments as well as their classification in the Consolidated Balance Sheets (*presented in thousands*).

	Asset Derivatives	
	December 31, 2023	December 31, 2022
Derivatives designated as cash flow hedges:		
Other Assets, net	$ —	$ —

	Liability Derivatives	
	December 31, 2023	December 31, 2022
Derivatives designated as cash flow hedges:		
Accounts Payable, Accrued Expenses, and Other Liabilities	$ (4,501)	$ —

The table below presents the effect of the Company's derivative financial instruments in the Consolidated Statements of Operations and Other Comprehensive Income for the years ended December 31, 2023, 2022 and 2021 (*presented in thousands*).

	Amount of Income/(Loss) Recognized in OCI on Derivative			Location of Accumulated OCI Reclassified from Accumulated OCI into Income	Amount Reclassified from Accumulated OCI as a (Reduction)/Increase in Interest Expense		
Year Ended December 31,	2023	2022	2021		2023	2022	2021
Interest rate swaps	$ (1,911)	$ 29,881	$ 14,958	Interest expense	$ (5,109)	$ (684)	$ 15,973
				Loss on extinguishment of debt and settlement of related hedges	$ —	$ —	$ 13,363

The Company does not use derivative instruments for trading or other speculative purposes and did not have any other derivative instruments or hedging activities as of December 31, 2023.

Credit Risk-Related Contingent Features

The Company has agreements with its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness.

Although the derivative contracts are subject to master netting arrangements, which serve as credit mitigants to both the Company and its counterparties under certain situations, the Company does not net its derivative fair values or any existing rights or obligations to cash collateral on the Consolidated Balance Sheets.

As of December 31, 2023, the fair value of derivatives in a net liability position related to these agreements, which includes interest but excludes any adjustment for nonperformance risk was $4.1 million. The Company had no derivatives outstanding as of December 31, 2022. There was no offsetting of derivative assets or liabilities as of December 31, 2023 and December 31, 2022.

Note 10 – Fair Value Measurements

Assets and Liabilities Measured at Fair Value

The Company accounts for fair values in accordance with ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls, is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Derivative Financial Instruments

The Company uses interest rate swap agreements to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves.

To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2023, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2023. (*presented in thousands*):

	Total Fair Value	Level 2
December 31, 2023		
Derivative assets - interest rate swaps	$ —	$ —
Derivative liabilities - interest rate swaps	$ 4,501	$ 4,501

There were no such derivative assets or liabilities as of December 31, 2022.

Other Financial Instruments

The carrying values of cash and cash equivalents, cash held in escrow, accounts receivables and accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments.

The Company estimated the fair value of its debt based on its incremental borrowing rates for similar types of borrowing arrangements with the same remaining maturity and on the discounted estimated future cash payments to be made for other debt. The discount rate used to calculate the fair value of debt approximates current lending rates for loans and assumes the debt is outstanding through maturity. Since such amounts are estimates that are based on limited available market information for similar transactions, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument.

The Company determined that the valuation of its Unsecured Term Loan, Senior Unsecured Notes and Revolving Credit Facility are classified as Level 2 of the fair value hierarchy and its fixed rate mortgages are classified as Level 3 of the fair value hierarchy. The Senior Unsecured Notes had carrying values of $1.79 billion and $1.79 billion as of December 31, 2023 and 2022, respectively, and had fair values of approximately $1.60 billion and $1.54 billion, respectively. The Mortgage Notes Payable had carrying values of $42.8 million and $48.0 million as of December 31, 2023 and 2022, respectively, and had fair values of $41.2 million and $45.4 million as of those dates. The fair value of the Revolving Credit Facility and Unsecured Term Loan are estimated to be equal to the carrying value as they are variable rate debt.

Note 11 – Equity Incentive Plan

In May 2020, the Company's stockholders approved the Agree Realty Corporation 2020 Omnibus Incentive Plan (the "2020 Plan"). The 2020 Plan provides for the award to employees, directors and consultants of the Company of options, restricted stock, restricted stock units, stock appreciation rights, performance awards (which may take the form of performance units or performance shares) and other awards to acquire up to an aggregate of 700,000 shares of the Company's common stock. As of December 31, 2023, 169,809 shares of common stock were available for issuance under the 2020 Plan.

Restricted Stock - Employees

Restricted shares have been granted to certain employees which vest based on continued service to the Company.

The holder of a restricted share award is generally entitled at all times on and after the date of issuance of the restricted shares to exercise the rights of a stockholder of the Company, including the right to vote the shares and the right to receive dividends on the shares. Restricted share awards granted prior to 2023 vest over a five-year period while awards granted in 2023 vest over a three-year period.

The Company estimates the fair value of restricted share grants at the date of grant and amortizes those amounts into expense on a straight-line basis over the appropriate vesting period. The Company used 0% for the forfeiture rate for determining the fair value of restricted stock. The Company recognized expense related to restricted share grants of $4.6 million, $3.9 million and $3.5 million for the year ended December 2023, 2022 and 2021, respectively.

As of December 31, 2023, there was $9.6 million of total unrecognized compensation costs related to the outstanding restricted shares, which is expected to be recognized over a weighted average period of 2.4 years. The intrinsic value of restricted shares redeemed was $2.7 million, $1.9 million and $1.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Restricted share activity is summarized as follows:

	Shares Outstanding (*in thousands*)		Weighted Average Grant Date Fair Value
Unvested restricted stock at December 31, 2020	175	$	60.53
Restricted stock granted	87	$	65.23
Restricted stock vested	(64)	$	53.82
Restricted stock forfeited	(23)	$	63.88
Unvested restricted stock at December 31, 2021	175	$	64.90
Restricted stock granted	81	$	63.10
Restricted stock vested	(63)	$	60.84
Restricted stock forfeited	(10)	$	65.12
Unvested restricted stock at December 31, 2022	183	$	65.46
Restricted stock granted	82	$	73.15
Restricted stock vested	(56)	$	63.95
Restricted stock forfeited	(15)	$	69.12
Unvested restricted stock at December 31, 2023	194	$	68.85

Performance Units and Shares

Performance shares were granted to certain executive officers prior to 2019, while performance units were granted beginning in 2019. Performance units or shares are subject to a three-year performance period, following the conclusion of which shares awarded are to be determined by the Company's total shareholder return ("TSR") compared to the constituents of the MSCI US REIT Index and a defined peer group. Fifty percent of the award is based upon the TSR percentile rank versus the constituents in the MSCI US REIT Index for the three-year performance period; and fifty percent of the award is based upon TSR percentile rank versus a specified net lease peer group for the three-year performance period. For performance units and shares granted prior to 2023, vesting of the performance units and shares following their issuance will occur ratably over a three-year period, with the initial vesting occurring immediately following the conclusion of the performance period such that all units and shares vest within five years of the original award date. Performance units granted in 2023 vest following the conclusion of the performance period such that all units will vest three years from the original award date.

The grant date fair value of these awards is determined using a Monte Carlo simulation pricing model. For the performance units and shares granted prior to 2023, compensation expense is amortized on an attribution method over a five-year period. For performance units granted in 2023, compensation expense is amortized on a straight-line basis over a three-year period. Compensation expense related to performance units or shares is determined at the grant date and is not adjusted throughout the measurement or vesting periods.

The Monte Carlo simulation pricing model for issued grants utilizes the following assumptions: (i) expected term (equal to the remaining performance measurement period at the grant date); (ii) volatility (based on historical volatility); and (iii) risk-free rate (interpolated based on 2-and 3- year rates). The Company used 0% for the forfeiture rate for determining the fair value of performance units and shares.

The following assumptions were used when determining the grant date fair value:

	2023	2022	2021
Expected term (years)	2.9	2.9	2.9
Volatility	23.6 %	33.5 %	33.9 %
Risk-free rate	4.4 %	1.8 %	0.2 %

The Company recognized expense related to performance units and shares for which the three-year performance period had not yet been completed of $2.2 million, $1.5 million and $1.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, there was $4.4 million of total unrecognized compensation costs related to performance units and shares for which the three-year performance period has not yet been completed, which is expected to be recognized over a weighted average period of 2.2 years.

The Company recognized expense related to performance units and shares for which the three-year performance period was completed, however the shares have not yet vested, of $0.5 million, $0.4 million and $0.2 million for the years ending December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, there was $0.2 million of total unrecognized compensation costs related to performance units and shares for which the three-year performance period has been completed, however the shares have not yet vested, which is expected to be recognized over a weighted average period of 0.9 years.

Performance unit and share activity is summarized as follows:

	Target Number of Awards (in thousands)		Weighted Average Grant Date Fair Value
Performance units and shares at December 31, 2020 - three-year performance period to be completed	87	$	69.61
Performance units granted	43	$	63.42
Performance shares - three-year performance period completed	(31)	$	55.29
Performance units and shares forfeited	(21)	$	68.79
Performance units and shares at December 31, 2021 - three-year performance period to be completed	78	$	72.13
Performance units granted	34	$	68.59
Performance shares - three-year performance period completed	(27)	$	66.96
Performance units at December 31, 2022 - three-year performance period to be completed	85	$	72.27
Performance units granted	47	$	80.34
Performance shares - three-year performance period completed	(21)	$	90.17
Performance units at December 31, 2023 - three-year performance period to be completed	111	$	72.14

	Shares Outstanding (in thousands)		Weighted Average Grant Date Fair Value
Performance shares - three-year performance period completed but not yet vested at December 31, 2020	—	$	—
Shares earned at completion of three-year performance period [1]	47	$	55.29
Shares vested	(16)	$	55.29
Shares forfeited	(4)	$	55.29
Performance shares - three-year performance period completed but not yet vested December 31, 2021	27	$	55.29
Shares earned at completion of three-year performance period [2]	28	$	66.96
Shares vested	(23)	$	59.91
Performance units and shares - three-year performance period completed but not yet vested at December 31, 2022	32	$	61.91
Shares earned at completion of three-year performance period [3]	33	$	90.17
Shares vested	(34)	$	69.73
Performance units and shares - three-year performance period completed but not yet vested at December 31, 2023	31	$	83.40

(1) Performance shares granted in 2018 for which the three-year performance period was completed in 2021 paid out at the 150% performance level

(2) Performance units granted in 2019 for which the three-year performance period was completed in 2022 paid out at the 106% performance level

(3) Performance units granted in 2020 for which the three-year performance period was completed in 2023 paid out at the 150% performance level

Restricted Stock - Directors

Beginning in 2022, the Company granted restricted shares to non-employee directors which vest over the calendar year, commensurate with the board members' annual services to the Company.

During the year ended December 31, 2023, 14,535 restricted shares were granted to independent members of the Company's board of directors at a weighted average grant date fair value of $73.27 per share. During the year ended December 31, 2022, 10,636 restricted shares were granted to independent members of the Company's board of directors at a weighted average grant date fair value of $62.62 per share.

The holder of a restricted share award is generally entitled at all times on and after the date of issuance of the restricted shares to exercise the rights of a stockholder of the Company, including the right to vote the shares and the right to receive dividends on the shares.

The Company estimates the fair value of board members' restricted share grants at the date of grant and amortizes those amounts into expense on a straight-line basis over the one-year vesting period. The Company recognized expense relating to restricted share grants to the board members of $1.1 million and $0.7 million for the years ended December 31, 2023 and 2022, respectively.

The Company used 0% for the forfeiture rate for determining the fair value of this restricted stock.

Note 12 – Commitments and Contingencies

In the ordinary course of business, the Company is party to various legal actions which the Company considers to be routine in nature and incidental to the operation of our business. The Company believe that the outcome of the proceedings will not have a material adverse effect upon our consolidated financial position or results of operations.

Note 13 – Subsequent Events

In connection with the preparation of its financial statements, the Company has evaluated events that occurred subsequent to December 31, 2023 through the date on which these financial statements were issued to determine whether any of these events required adjustment to or disclosure in the financial statements.

There were no reportable subsequent events or transactions.

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Real Estate Held for Investment										
Borman Center, MI	—	550,000	562,404	1,087,596	550,000	1,650,000	2,200,000	1,650,000	1977	40 Years
Capital Plaza, KY	—	7,379	2,240,607	8,812,548	7,379	11,053,156	11,060,535	2,272,371	1978	40 Years
Grayling Plaza, MI	—	200,000	1,778,657	143,997	200,000	1,922,654	2,122,654	1,724,964	1984	40 Years
Omaha Store, NE	—	150,000	—	—	150,000	—	150,000		1995	
Wichita Store, KS	—	1,039,195	1,690,644	451,090	1,139,677	2,041,252	3,180,929	1,145,506	1995	40 Years
Monroeville, PA	—	6,332,158	2,249,724	(2,037,769)	3,153,890	3,390,223	6,544,113	1,650,097	1996	40 Years
Boynton Beach, FL	—	1,534,942	2,043,122	5,286,734	3,103,943	5,760,855	8,864,798	2,610,637	1996	40 Years
Chesterfield Township, MI	—	1,350,590	1,757,830	(46,165)	1,350,590	1,711,666	3,062,256	1,091,769	1998	40 Years
Mt Pleasant Shopping Ctr, MI	—	907,600	8,081,968	11,498,547	1,874,745	18,613,370	20,488,115	6,112,090	1998	40 Years
Rochester, MI	—	2,438,740	2,188,050	23,358	2,438,740	2,211,408	4,650,148	1,343,197	1999	40 Years
Ypsilanti, MI	—	2,050,000	2,222,097	(3,494,709)	777,388	—	777,388		1999	
Petoskey, MI	—	—	2,332,473	2,020,905	2,015,626	2,337,752	4,353,378	1,380,859	2000	40 Years
Flint, MI	—	1,477,680	2,241,293	99,920	1,477,680	2,341,213	3,818,893	1,300,396	2001	40 Years
New Baltimore, MI	—	1,250,000	2,285,781	9,231	1,250,000	2,295,012	3,545,012	1,271,626	2001	40 Years
Flint, MI	1,435,925	1,729,851	1,798,091	660	1,729,851	1,798,751	3,528,602	976,159	2002	40 Years
Indianapolis, IN	—	180,000	1,117,617	108,551	180,000	1,226,168	1,406,168	655,638	2002	40 Years
Canton Twp, MI	—	1,550,000	2,132,096	23,021	1,550,000	2,155,117	3,705,117	1,081,996	2003	40 Years
Flint, MI	1,664,211	1,537,400	1,961,674	—	1,537,400	1,961,674	3,499,074	972,744	2004	40 Years
Albion, NY	—	1,900,000	3,037,864	—	1,900,000	3,037,864	4,937,864	1,452,484	2004	40 Years
Flint, MI	1,272,314	1,029,000	2,165,463	(6,666)	1,029,000	2,158,797	3,187,797	1,032,131	2004	40 Years
Boynton Beach, FL	—	1,569,000	2,363,524	2,374,403	—	6,306,927	6,306,927	1,805,635	2004	40 Years
Roseville, MI	—	1,771,000	2,327,052	395	1,771,000	2,327,447	4,098,447	1,054,534	2005	40 Years
Mt Pleasant, MI	—	1,075,000	1,432,390	4,787	1,075,000	1,437,177	2,512,177	649,708	2005	40 Years
N Cape May, NJ	—	1,075,000	1,430,092	495	1,075,000	1,430,587	2,505,587	646,740	2005	40 Years
Summit Twp, MI	—	998,460	1,336,357	12,686	998,460	1,349,043	2,347,503	583,592	2006	40 Years
Barnesville, GA	—	932,500	2,091,514	5,490	932,500	2,097,004	3,029,504	849,693	2007	40 Years
East Lansing, MI	—	240,000	54,531	(54,531)	240,000	—	240,000		2007	
Macomb Township, MI	—	424,222	—	—	424,222	—	424,222		2008	
Brighton, MI	—	1,365,000	2,802,036	5,615	1,365,000	2,807,651	4,172,651	1,041,093	2009	40 Years
Southfield, MI	1,483,000	1,200,000	125,616	2,063	1,200,000	127,679	1,327,679	45,345	2009	40 Years
Atchison, KS	—	943,750	3,021,672	—	823,170	3,142,252	3,965,422	1,059,002	2010	40 Years
Johnstown, OH	—	485,000	2,799,503	—	485,000	2,799,503	3,284,503	944,833	2010	40 Years
Lake in the Hills, IL	—	2,135,000	3,328,560	—	1,690,000	3,773,560	5,463,560	1,268,016	2010	40 Years
Concord, NC	—	7,676,305	—	—	7,676,305	—	7,676,305	—	2010	
Antioch, IL	—	1,087,884	—	—	1,087,884	—	1,087,884		2010	
Mansfield, CT	—	700,000	1,902,191	13,918	700,000	1,916,109	2,616,109	624,322	2010	40 Years
Spring Grove, IL	2,313,000	1,191,199	—	968	1,192,167	—	1,192,167	—	2010	
Tallahassee, FL	1,628,000	—	1,482,461	—	—	1,482,461	1,482,461	483,341	2010	40 Years
Wilmington, NC	2,186,000	1,500,000	1,348,591	—	1,500,000	1,348,591	2,848,591	432,674	2011	40 Years
Marietta, GA	900,000	575,000	696,297	6,359	575,000	702,656	1,277,656	219,503	2011	40 Years
Baltimore, MD	2,534,000	2,610,430	—	27,619	2,638,049	—	2,638,049		2011	
Dallas, TX	1,844,000	701,320	778,905	1,042,730	701,320	1,821,635	2,522,955	554,603	2011	40 Years
Chandler, AZ	—	332,868	793,898	360	332,868	794,258	1,127,126	243,279	2011	40 Years
New Lenox, IL	—	1,422,488	—	—	1,422,488	—	1,422,488		2011	
Roseville, CA	4,752,000	2,800,000	3,695,455	(96,364)	2,695,636	3,703,455	6,399,091	1,141,835	2011	40 Years
Fort Walton Beach, FL	1,768,000	542,200	1,958,790	88,778	542,200	2,047,568	2,589,768	612,522	2011	40 Years
Leawood, KS	—	989,622	3,003,541	16,196	989,621	3,019,738	4,009,359	905,919	2011	40 Years
Salt Lake City, UT	—	—	6,810,104	(44,416)	—	6,765,688	6,765,688	2,065,178	2011	40 Years
Macomb Township, MI	1,793,000	1,605,134	—	—	1,605,134	—	1,605,134		2012	
Madison, AL	1,552,000	675,000	1,317,927	—	675,000	1,317,927	1,992,927	395,377	2012	40 Years
Walker, MI	887,000	219,200	1,024,738	—	219,200	1,024,738	1,243,938	301,016	2012	40 Years
Portland, OR	—	7,969,403	—	161	7,969,564	—	7,969,564		2012	
Cochran, GA	—	365,714	2,053,726	—	365,714	2,053,726	2,419,440	590,448	2012	40 Years
Baton Rouge, LA	—	—	1,188,322	—	—	1,188,322	1,188,322	344,118	2012	40 Years
Southfield, MI	—	1,178,215	—	—	1,178,215	—	1,178,215		2012	
Clifton Heights, PA	—	2,543,941	3,038,561	(3,105)	2,543,941	3,035,456	5,579,397	869,534	2012	40 Years
Newark, DE	—	2,117,547	4,777,516	(4,881)	2,117,547	4,772,635	6,890,182	1,367,224	2012	40 Years
Vineland, NJ	—	4,102,710	1,501,854	43,977	4,125,289	1,523,251	5,648,540	433,097	2012	40 Years
Fort Mill, SC	—	750,000	1,187,380	—	750,000	1,187,380	1,937,380	338,897	2012	40 Years
Spartanburg, SC	—	250,000	765,714	4,387	250,000	770,101	1,020,101	220,604	2012	40 Years
Springfield, IL	—	302,520	653,654	49,741	302,520	703,395	1,005,915	199,519	2012	40 Years
Jacksonville, NC	—	676,930	1,482,748	—	676,930	1,482,748	2,159,678	421,986	2012	40 Years
Morrow, GA	—	525,000	1,383,489	(99,850)	525,000	1,283,640	1,808,640	361,649	2012	40 Years
Charlotte, NC	—	1,822,900	3,531,275	(570,844)	1,822,900	2,960,431	4,783,331	828,917	2012	40 Years
Lyons, GA	—	121,627	2,155,635	(103,392)	121,627	2,052,243	2,173,870	585,393	2012	40 Years
Fuquay-Varina, NC	—	2,042,225	1,763,768	(255,778)	2,042,225	1,507,990	3,550,215	418,372	2012	40 Years
Minneapolis, MN	—	1,088,015	345,958	71,142	826,635	678,480	1,505,115	50,886	2012	40 Years
Lake Zurich, IL	—	780,974	7,909,277	46,509	780,974	7,955,786	8,736,760	2,196,232	2012	40 Years
Harlingen, TX	—	430,000	1,614,378	12,854	430,000	1,627,232	2,057,232	447,487	2012	40 Years
Pensacola, FL	—	650,000	1,165,415	23,957	650,000	1,189,372	1,839,372	325,202	2012	40 Years
Venice, FL	—	1,300,196	—	4,892	1,305,088	—	1,305,088	—	2012	
St. Joseph, MO	—	377,620	7,639,521	49,219	377,620	7,688,740	8,066,360	2,086,224	2013	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Statham, GA	—	191,919	3,851,073	—	191,919	3,851,073	4,042,992	1,051,020	2013	40 Years
North Las Vegas, NV	—	214,552	717,435	28,999	214,552	746,434	960,986	203,268	2013	40 Years
Memphis, TN	—	322,520	748,890	—	322,520	748,890	1,071,410	202,828	2013	40 Years
Rancho Cordova, CA	—	1,339,612	—	4,463	1,074,612	269,463	1,344,075	269,016	2013	40 Years
Kissimmee, FL	—	1,453,500	971,683	656	1,454,156	971,683	2,425,839	261,141	2013	40 Years
Pinellas Park, FL	—	2,625,000	874,542	4,163	2,625,000	878,705	3,503,705	232,419	2013	40 Years
Manchester, CT	—	397,800	325,705	—	397,800	325,705	723,505	86,856	2013	40 Years
Rapid City, SD	—	1,017,800	2,348,032	1,379	1,017,800	2,349,411	3,367,211	624,086	2013	40 Years
Chicago, IL	—	272,222	649,063	93,052	272,222	742,115	1,014,337	184,110	2013	40 Years
Brooklyn, OH	—	3,643,700	15,079,714	953,195	3,643,700	16,032,909	19,676,609	4,179,748	2013	40 Years
Madisonville, TX	—	96,680	1,087,642	18,200	96,680	1,105,842	1,202,522	290,889	2013	40 Years
Forest, MS	—	—	1,298,176	99,848	—	1,398,024	1,398,024	362,344	2013	40 Years
Sun Valley, NV	—	308,495	1,373,336	(51,008)	253,495	1,377,328	1,630,823	355,739	2013	40 Years
Rochester, NY	—	2,500,000	7,398,639	2,017	2,500,000	7,400,656	9,900,656	1,904,020	2013	40 Years
Allentown, PA	—	2,525,051	7,896,613	672,368	2,525,051	8,568,981	11,094,032	2,210,050	2013	40 Years
Casselberry, FL	—	1,804,000	793,101	(2,906)	1,804,000	790,195	2,594,195	206,210	2013	40 Years
Berwyn, IL	—	186,791	933,959	62,586	186,792	996,544	1,183,336	247,310	2013	40 Years
Grand Forks, ND	—	1,502,609	2,301,337	1,801,028	1,502,609	4,102,365	5,604,974	1,035,180	2013	40 Years
Ann Arbor, MI	—	3,000,000	4,595,757	277,040	3,000,000	4,872,797	7,872,797	1,227,727	2013	40 Years
Joplin, MO	—	1,208,225	1,160,843	—	1,208,225	1,160,843	2,369,068	295,046	2013	40 Years
Red Bay, AL	—	38,981	2,528,437	3,856	38,981	2,532,293	2,571,274	580,303	2014	40 Years
Birmingham, AL	—	230,106	231,313	(297)	230,106	231,016	461,122	52,461	2014	40 Years
Birmingham, AL	—	245,234	251,339	(324)	245,234	251,015	496,249	57,003	2014	40 Years
Birmingham, AL	—	98,271	179,824	—	98,271	179,824	278,095	40,836	2014	40 Years
Birmingham, AL	—	235,641	127,477	(313)	235,641	127,164	362,805	28,878	2014	40 Years
Montgomery, AL	—	325,389	217,850	—	325,389	217,850	543,239	49,471	2014	40 Years
Littleton, CO	4,622,391	819,000	8,756,266	(3,879,591)	819,000	4,876,675	5,695,675	1,716,171	2014	40 Years
St Petersburg, FL	—	1,225,000	1,025,247	6,592	1,225,000	1,031,839	2,256,839	251,233	2014	40 Years
St Augustine, FL	—	200,000	1,523,230	—	200,000	1,523,230	1,723,230	352,247	2014	40 Years
East Palatka, FL	—	730,000	575,236	6,911	730,000	582,147	1,312,147	134,580	2014	40 Years
Pensacola, FL	—	136,365	398,773	—	136,365	398,773	535,138	90,555	2014	40 Years
Fort Oglethorpe, GA	—	1,842,240	2,844,126	20,442	1,842,240	2,864,568	4,706,808	711,569	2014	40 Years
New Lenox, IL	—	2,010,000	6,206,252	107,873	2,010,000	6,314,125	8,324,125	1,450,218	2014	40 Years
Rockford, IL	—	303,395	2,436,873	(15,000)	303,395	2,421,873	2,725,268	561,558	2014	40 Years
Terre Haute, IN	—	103,147	2,477,263	32,376	103,147	2,509,639	2,612,786	563,391	2014	40 Years
Junction City, KS	—	78,271	2,504,294	(30,565)	78,271	2,473,729	2,552,000	563,338	2014	40 Years
Baton Rouge, LA	—	226,919	347,691	—	226,919	347,691	574,610	78,955	2014	40 Years
Lincoln Park, MI	—	543,303	1,408,544	335,350	543,303	1,743,894	2,287,197	386,942	2014	40 Years
Novi, MI	—	1,803,857	1,488,505	22,490	1,803,857	1,510,995	3,314,852	339,939	2014	40 Years
Jackson, MS	—	256,789	172,184	—	256,789	172,184	428,973	39,100	2014	40 Years
Irvington, NJ	—	315,000	1,313,025	—	315,000	1,313,025	1,628,025	320,048	2014	40 Years
Toledo, OH	—	500,000	1,372,363	(12)	500,000	1,372,351	1,872,351	334,510	2014	40 Years
Toledo, OH	—	213,750	754,675	—	213,750	754,675	968,425	177,663	2014	40 Years
Toledo, OH	—	168,750	785,000	16,477	168,750	801,477	970,227	188,510	2014	40 Years
Mansfield, OH	—	306,000	725,600	—	306,000	725,600	1,031,600	170,818	2014	40 Years
Orrville, OH	—	344,250	716,600	—	344,250	716,600	1,060,850	168,699	2014	40 Years
Calcutta, OH	—	208,050	758,750	1,462	208,050	760,212	968,262	178,895	2014	40 Years
Columbus, OH	—	—	1,136,250	1,593,792	1,590,997	1,139,045	2,730,042	265,545	2014	40 Years
Tulsa, OK	—	459,148	640,550	(13,336)	459,148	627,214	1,086,362	154,843	2014	40 Years
Ligonier, PA	—	330,000	5,021,849	(9,500)	330,000	5,012,349	5,342,349	1,180,479	2014	40 Years
Limerick, PA	—	369,000	—	—	369,000	—	369,000	—	2014	
Harrisburg, PA	—	124,757	1,446,773	11,175	124,757	1,457,948	1,582,705	327,956	2014	40 Years
Anderson, SC	—	781,200	4,441,535	261,623	775,732	4,708,627	5,484,359	1,190,866	2014	40 Years
Easley, SC	—	332,275	268,612	—	332,275	268,612	600,887	60,998	2014	40 Years
Spartanburg, SC	—	141,307	446,706	—	141,307	446,706	588,013	101,440	2014	40 Years
Spartanburg, SC	—	94,770	261,640	—	94,770	261,640	356,410	59,414	2014	40 Years
Columbia, SC	—	303,932	1,221,964	(13,830)	303,932	1,208,134	1,512,066	274,947	2014	40 Years
Alcoa, TN	—	329,074	270,719	—	329,074	270,719	599,793	61,476	2014	40 Years
Knoxville, TN	—	214,077	286,037	—	214,077	286,037	500,114	64,955	2014	40 Years
Red Bank, TN	—	229,100	302,146	—	229,100	302,146	531,246	68,611	2014	40 Years
New Tazewell, TN	—	91,006	328,561	29,311	91,006	357,872	448,878	76,869	2014	40 Years
Maryville, TN	—	94,682	1,529,621	85,861	94,682	1,615,482	1,710,164	358,860	2014	40 Years
Morristown, TN	—	46,404	801,506	4,990	46,404	806,496	852,900	181,453	2014	40 Years
Clinton, TN	—	69,625	1,177,927	11,564	69,625	1,189,491	1,259,116	267,624	2014	40 Years
Knoxville, TN	—	160,057	2,265,025	226,291	160,057	2,491,316	2,651,373	569,414	2014	40 Years
Sweetwater, TN	—	79,100	1,009,290	6,740	79,100	1,016,030	1,095,130	228,595	2014	40 Years
McKinney, TX	—	2,671,020	6,785,815	100,331	2,671,020	6,886,146	9,557,166	1,648,347	2014	40 Years
Forest Va	—	282,600	956,027	—	282,600	956,027	1,238,627	227,055	2014	40 Years
Colonial Heights, VA	—	547,692	1,059,557	(5,963)	547,692	1,053,594	1,601,286	239,257	2014	40 Years
Glen Allen, VA	—	590,101	1,129,495	(19,367)	577,601	1,122,628	1,700,229	254,934	2014	40 Years
Burlington, WA	—	610,000	3,647,279	(4,602)	610,000	3,642,677	4,252,677	828,580	2014	40 Years
Wausau, WI	—	909,092	1,405,899	86,763	909,092	1,492,662	2,401,754	353,238	2014	40 Years
Foley AL	—	305,332	506,203	9,380	305,332	515,583	820,915	116,504	2015	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Sulligent, AL	—	58,803	1,085,906	(432,709)	58,803	653,197	712,000	191,562	2015	40 Years
Eutaw, AL	—	103,746	1,212,006	(377,526)	103,746	834,480	938,226	226,208	2015	40 Years
Tallassee, AL	—	154,437	850,448	51,460	154,437	901,909	1,056,346	192,136	2015	40 Years
Orange Park, AL	—	649,652	1,775,000	9,664	649,652	1,784,664	2,434,316	371,241	2015	40 Years
Pace, FL	—	37,860	524,400	6,970	37,860	531,370	569,230	118,655	2015	40 Years
Pensacola, FL	—	309,607	775,084	(25)	309,607	775,059	1,084,666	172,584	2015	40 Years
Freeport, FL	—	312,615	1,277,386	—	312,615	1,277,386	1,590,001	271,445	2015	40 Years
Albany, GA	—	47,955	641,123	—	47,955	641,123	689,078	140,165	2015	40 Years
Belvidere, IL	—	184,136	644,492	—	184,136	644,492	828,628	140,870	2015	40 Years
Peru, IL	—	380,254	2,125,498	—	380,254	2,125,498	2,505,752	438,384	2015	40 Years
Davenport, IA	—	776,366	6,623,542	880,195	776,366	7,503,737	8,280,103	1,421,810	2015	40 Years
Buffalo Center, IA	—	159,353	700,460	—	159,353	700,460	859,813	147,389	2015	40 Years
Sheffield, IA	—	131,794	729,543	—	131,794	729,543	861,337	153,508	2015	40 Years
Lenexa, KS	—	303,175	2,186,864	—	303,175	2,186,864	2,490,039	437,373	2015	40 Years
Tompkinsville , KY	—	70,252	1,132,033	(164,520)	70,252	967,513	1,037,765	247,617	2015	40 Years
Hazard, KY	—	8,392,841	13,731,648	(16,857)	8,375,591	13,732,041	22,107,632	2,746,404	2015	40 Years
Portland, MA	—	—	3,831,860	3,172	—	3,835,032	3,835,032	814,905	2015	40 Years
Flint, MI	—	120,078	2,561,015	20,489	120,078	2,581,505	2,701,583	516,301	2015	40 Years
Hutchinson, MN	—	67,914	720,799	—	67,914	720,799	788,713	151,668	2015	40 Years
Lowry City, MO	—	103,202	614,065	—	103,202	614,065	717,267	130,489	2015	40 Years
Branson, MO	—	564,066	940,585	175	564,066	940,760	1,504,826	192,071	2015	40 Years
Branson, MO	—	721,135	717,081	(4,069)	721,135	713,013	1,434,148	146,521	2015	40 Years
Enfield, NH	—	93,628	1,295,320	60,029	93,628	1,355,349	1,448,977	298,831	2015	40 Years
Marietta, OH	—	319,157	1,225,026	—	319,157	1,225,026	1,544,183	267,916	2015	40 Years
Franklin, OH	—	264,153	1,191,777	—	264,153	1,191,777	1,455,930	255,736	2015	40 Years
Elyria, OH	—	82,023	910,404	—	82,023	910,404	992,427	193,461	2015	40 Years
Elyria, OH	—	126,641	695,072	—	126,641	695,072	821,713	147,703	2015	40 Years
Bedford Heights, OH	—	226,920	959,528	21,901	226,920	981,428	1,208,348	207,800	2015	40 Years
Newburgh Heights, OH	—	224,040	959,099	—	224,040	959,099	1,183,139	201,810	2015	40 Years
Warrensville Heights, OH	—	186,209	920,496	4,900	186,209	925,396	1,111,605	197,158	2015	40 Years
Heath, OH	—	325,381	757,994	135	325,381	758,129	1,083,510	154,784	2015	40 Years
Lima, OH	—	335,386	592,154	2,834	335,386	594,987	930,373	119,233	2015	40 Years
Elk City, OK	—	45,212	1,242,220	—	45,212	1,242,220	1,287,432	266,559	2015	40 Years
Salem, OR	—	1,450,000	2,951,167	1,346,640	1,450,000	4,297,807	5,747,807	859,571	2015	40 Years
Westfield, PA	—	47,346	1,117,723	12,109	47,346	1,129,832	1,177,178	251,625	2015	40 Years
Altoona, PA	—	555,903	9,489,791	1,017	555,903	9,490,808	10,046,711	1,957,464	2015	40 Years
Grindstone, PA	—	288,246	500,379	93,063	288,246	593,442	881,688	105,809	2015	40 Years
Liberty, SC	—	27,929	1,222,856	90	27,929	1,222,946	1,250,875	267,431	2015	40 Years
Blacksburg, SC	—	27,547	1,468,101	—	27,547	1,468,101	1,495,648	318,089	2015	40 Years
Easley, SC	—	51,325	1,187,506	—	51,325	1,187,506	1,238,831	254,819	2015	40 Years
Fountain Inn, SC	—	107,633	1,076,633	—	107,633	1,076,633	1,184,266	231,027	2015	40 Years
Walterboro, SC	—	21,414	1,156,820	—	21,414	1,156,820	1,178,234	248,234	2015	40 Years
Jackson, TN	—	277,000	495,103	102,685	277,000	597,788	874,788	112,221	2015	40 Years
Brenham, TX	—	355,486	17,280,895	581	355,486	17,281,476	17,636,962	3,744,281	2015	40 Years
Corpus Christi, TX	—	316,916	2,140,056	13,083	316,916	2,153,139	2,470,055	446,390	2015	40 Years
Harlingen, TX	—	126,102	869,779	12,681	126,102	882,460	1,008,562	182,683	2015	40 Years
Midland, TX	—	194,174	5,005,720	2,000	194,174	5,007,720	5,201,894	1,032,817	2015	40 Years
Rockwall, TX	—	578,225	1,768,930	210	578,225	1,769,140	2,347,365	353,824	2015	40 Years
Princeton, WV	—	111,653	1,029,090	—	111,653	1,029,090	1,140,743	225,051	2015	40 Years
Martinsburg, WV	—	620,892	943,163	16,127	620,892	959,290	1,580,182	189,125	2015	40 Years
Grand Chute, WI	—	2,766,417	7,084,942	997,204	2,766,417	8,082,146	10,848,563	1,631,880	2015	40 Years
New Richmond, WI	—	71,969	648,850	—	71,969	648,850	720,819	137,881	2015	40 Years
Baraboo, WI	—	142,563	653,176	—	142,563	653,176	795,739	137,439	2015	40 Years
Decatur, AL	—	337,738	510,706	—	337,739	510,706	848,445	91,501	2016	40 Years
Greenville, AL	—	203,722	905,780	9,912	203,723	915,691	1,119,414	160,203	2016	40 Years
Bullhead City, AZ	—	177,501	1,364,406	—	177,501	1,364,406	1,541,907	264,341	2016	40 Years
Page, AZ	—	256,983	1,299,283	—	256,983	1,299,283	1,556,266	251,736	2016	40 Years
Safford, AZ	—	349,269	1,196,307	676	349,269	1,196,983	1,546,252	221,734	2016	40 Years
Tucson, AZ	—	3,208,580	4,410,679	(8,268)	3,208,580	4,402,411	7,610,991	826,640	2016	40 Years
Bentonville, AR	—	610,926	897,562	170	610,926	897,732	1,508,658	173,960	2016	40 Years
Sunnyvale, CA	—	7,351,903	4,638,432	193	7,351,903	4,638,626	11,990,529	879,261	2016	40 Years
Whittier, CA	—	4,237,918	7,343,869	—	4,237,918	7,343,869	11,581,787	1,392,275	2016	40 Years
Aurora, CO	—	847,349	834,301	26,405	847,349	860,706	1,708,055	147,609	2016	40 Years
Aurora, CO	—	1,132,676	5,716,367	298,991	1,132,676	6,015,358	7,148,034	1,050,051	2016	40 Years
Evergreen, CO	—	1,998,860	3,827,245	—	1,998,860	3,827,245	5,826,105	725,582	2016	40 Years
Lakeland, FL	—	61,000	1,227,037	—	61,000	1,227,037	1,288,037	219,844	2016	40 Years
Mt Dora, FL	—	1,678,671	3,691,615	639,524	1,678,671	4,331,140	6,009,811	806,411	2016	40 Years
North Miami Beach, FL	—	1,622,742	512,717	11,241	1,622,742	523,957	2,146,699	91,615	2016	40 Years
Orlando, FL	—	903,411	1,627,159	(24,844)	903,411	1,602,316	2,505,727	293,677	2016	40 Years
Port Orange, FL	—	1,493,863	3,114,697	694,235	1,493,863	3,808,932	5,302,795	662,988	2016	40 Years
Royal Palm Beach, FL	—	2,052,463	956,768	36,974	2,052,463	993,743	3,046,206	183,256	2016	40 Years
Sarasota, FL	—	1,769,175	3,587,992	711,294	1,769,175	4,299,285	6,068,460	742,825	2016	40 Years
Venice, FL	—	281,936	1,291,748	124,338	281,936	1,416,086	1,698,022	241,929	2016	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Vero Beach, FL	—	4,469,033	—	—	4,469,033	—	4,469,033	—	2016	
Dalton, GA	—	211,362	220,927	—	211,362	220,927	432,289	41,405	2016	40 Years
Crystal Lake, IL	—	2,446,521	7,012,819	409,198	2,446,521	7,422,017	9,868,538	1,298,053	2016	40 Years
Glenwood, IL	—	815,483	970,108	—	815,483	970,108	1,785,591	173,811	2016	40 Years
Morris, IL	—	1,206,749	2,062,495	—	1,206,749	2,062,495	3,269,244	391,015	2016	40 Years
Bicknell, IN	—	215,037	2,381,471	—	215,037	2,381,471	2,596,508	436,515	2016	40 Years
Fort Wayne, IN	—	711,430	1,258,357	(5,562)	711,430	1,252,794	1,964,224	248,233	2016	40 Years
Indianapolis, IN	—	734,434	970,175	126,370	734,434	1,096,546	1,830,980	188,953	2016	40 Years
Des Moines, IA	—	322,797	1,374,153	—	322,797	1,374,153	1,696,950	260,517	2016	40 Years
Frankfort, KY	—	—	514,277	—	514,277	—	514,277	—	2016	
DeRidder, LA	—	814,891	2,156,542	10,536	814,891	2,167,078	2,981,969	405,380	2016	40 Years
Lake Charles, LA	—	1,308,418	4,235,719	5,761	1,308,418	4,241,480	5,549,898	750,977	2016	40 Years
Shreveport, LA	—	891,872	2,058,257	—	891,872	2,058,257	2,950,129	385,933	2016	40 Years
Marshall, MI	—	339,813	—	—	339,813	—	339,813	—	2016	
Mt Pleasant, MI	—	—	511,282	(254)	511,028	—	511,028	—	2016	
Norton Shores, MI	—	495,605	667,982	42,874	495,605	710,856	1,206,461	129,271	2016	40 Years
Stephenson, MI	—	223,152	1,044,947	270	223,152	1,045,217	1,268,369	182,911	2016	40 Years
Sterling, MI	—	127,844	905,607	25,464	127,844	931,071	1,058,915	166,633	2016	40 Years
Eagle Bend, MN	—	96,558	1,165,437	—	96,558	1,165,437	1,261,995	211,187	2016	40 Years
Brandon, MS	—	428,464	969,346	—	428,464	969,346	1,397,810	185,791	2016	40 Years
Clinton, MS	—	370,264	1,057,143	—	370,264	1,057,143	1,427,407	202,619	2016	40 Years
Columbus, MS	—	1,103,458	2,128,089	(2,105)	1,103,458	2,125,984	3,229,442	419,486	2016	40 Years
Holly Springs, MS	—	413,316	952,574	—	413,316	952,574	1,365,890	178,500	2016	40 Years
Jackson, MS	—	242,796	963,188	—	242,796	963,188	1,205,984	184,611	2016	40 Years
Jackson, MS	—	732,944	2,862,813	33,902	732,944	2,896,715	3,629,659	527,212	2016	40 Years
Meridian, MS	—	396,329	1,152,729	—	396,329	1,152,729	1,549,058	220,921	2016	40 Years
Pearl, MS	—	299,839	616,351	7,355	299,839	623,706	923,545	109,099	2016	40 Years
Ridgeland, MS	—	407,041	864,498	—	407,041	864,498	1,271,539	165,696	2016	40 Years
Bowling Green, MO	—	360,201	2,809,170	5,000	360,201	2,814,170	3,174,371	509,438	2016	40 Years
St Robert, MO	—	394,859	1,305,366	24,332	394,859	1,329,699	1,724,558	234,988	2016	40 Years
Beatty, NV	—	198,928	1,265,084	8,051	198,928	1,273,135	1,472,063	230,649	2016	40 Years
Alamogordo, NM	—	654,965	2,716,166	4,436	654,965	2,720,602	3,375,567	493,799	2016	40 Years
Alamogordo, NM	—	524,763	941,615	7,521	524,763	949,137	1,473,900	168,038	2016	40 Years
Alcalde, NM	—	435,486	836,499	—	435,486	836,499	1,271,985	146,387	2016	40 Years
Cimarron, NM	—	345,693	1,236,437	7,613	345,693	1,244,050	1,589,743	220,262	2016	40 Years
La Luz, NM	—	487,401	835,455	—	487,401	835,455	1,322,856	147,945	2016	40 Years
Fayetteville, NC	—	1,267,529	2,527,462	16,898	1,267,529	2,544,359	3,811,888	450,399	2016	40 Years
Gastonia, NC	—	401,119	979,803	1,631	401,119	981,434	1,382,553	173,796	2016	40 Years
Devils Lake, ND	—	323,508	1,133,773	955	323,508	1,134,728	1,458,236	207,639	2016	40 Years
Cambridge, OH	—	168,717	1,113,232	209,761	168,717	1,322,993	1,491,710	219,098	2016	40 Years
Columbus, OH	—	1,109,044	1,291,313	—	1,109,044	1,291,313	2,400,357	242,055	2016	40 Years
Grove City, OH	—	334,032	176,274	—	334,032	176,274	510,306	33,037	2016	40 Years
Lorain, OH	—	808,162	1,390,481	10,000	808,162	1,400,481	2,208,643	273,406	2016	40 Years
Reynoldsburg, OH	—	843,336	1,197,966	—	843,336	1,197,966	2,041,302	224,567	2016	40 Years
Springfield, OH	—	982,451	3,957,512	39,639	982,451	3,997,151	4,979,602	776,325	2016	40 Years
Ardmore, OK	—	571,993	1,590,151	—	571,993	1,590,151	2,162,144	301,467	2016	40 Years
Dillon, SC	—	85,896	1,697,160	—	85,896	1,697,160	1,783,056	335,896	2016	40 Years
Jasper, TN	—	190,582	966,125	6,888	190,582	973,013	1,163,595	170,254	2016	40 Years
Carthage, TX	—	597,995	1,965,290	27,357	597,995	1,992,647	2,590,642	369,784	2016	40 Years
Cedar Park, TX	—	1,386,802	4,656,229	758,023	1,410,827	5,390,227	6,801,054	1,080,380	2016	40 Years
Granbury, TX	—	944,223	2,362,540	—	944,223	2,362,540	3,306,763	442,984	2016	40 Years
Hemphill, TX	—	250,503	1,955,918	321,886	250,503	2,277,804	2,528,307	370,926	2016	40 Years
Lampasas, TX	—	245,312	1,063,701	45,198	245,312	1,108,898	1,354,210	209,409	2016	40 Years
Lubbock, TX	—	1,501,556	2,341,031	—	1,501,556	2,341,031	3,842,587	438,953	2016	40 Years
Odessa, TX	—	921,043	2,434,384	5,614	921,043	2,439,999	3,361,042	457,310	2016	40 Years
Port Arthur, TX	—	1,889,732	8,121,417	503,893	1,889,732	8,625,310	10,515,042	1,535,836	2016	40 Years
Provo, UT	—	1,692,785	5,874,584	43,650	1,692,785	5,918,234	7,611,019	1,106,644	2016	40 Years
Tappahannock, VA	—	1,076,745	14,904	—	1,076,745	14,904	1,091,649	2,767	2016	40 Years
Manitowoc, WI	—	879,237	4,467,960	1,312	879,237	4,469,273	5,348,510	819,035	2016	40 Years
Oak Creek, WI	—	487,277	3,082,180	434,881	487,277	3,517,060	4,004,337	666,839	2016	40 Years
Oxford, AL	—	148,407	641,820	—	148,407	641,820	790,227	106,942	2017	40 Years
Oxford, AL	—	255,786	7,273,871	146,792	255,786	7,420,663	7,676,449	1,229,775	2017	40 Years
Oxford, AL	—	24,875	600,936	(15,612)	24,875	585,324	610,199	98,762	2017	40 Years
Jonesboro, AR	—	3,656,554	3,219,456	11,058	3,656,554	3,230,514	6,887,068	504,225	2017	40 Years
Lowell, AR	—	949,519	1,435,056	10,229	949,519	1,445,285	2,394,804	216,729	2017	40 Years
Southington, CT	—	1,088,181	1,287,837	185,818	1,088,181	1,473,655	2,561,836	229,993	2017	40 Years
Millsboro, DE	—	3,501,109	—	(20,531)	3,480,578	—	3,480,578	—	2017	
Jacksonville,FL	—	2,298,885	2,894,565	29,662	2,298,885	2,924,226	5,223,111	445,642	2017	40 Years
Orange Park, FL	—	214,858	2,304,095	—	214,858	2,304,095	2,518,953	374,390	2017	40 Years
Port Richey, FL	—	1,140,182	1,649,773	—	1,140,182	1,649,773	2,789,955	268,077	2017	40 Years
Americus, GA	—	1,318,463	—	—	1,318,463	—	1,318,463	—	2017	
Brunswick, GA	—	1,279,688	2,158,863	205	1,279,688	2,159,068	3,438,756	364,185	2017	40 Years
Brunswick, GA	—	126,335	1,626,530	—	126,335	1,626,530	1,752,865	247,368	2017	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

		COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
COLUMN A	COLUMN B	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Buford, GA	—	341,860	1,023,813	—	341,860	1,023,813	1,365,673	166,338	2017	40 Years
Carrollton, GA	—	597,465	886,644	—	597,465	886,644	1,484,109	142,148	2017	40 Years
Decatur, GA	—	558,859	1,429,106	—	558,859	1,429,106	1,987,965	217,343	2017	40 Years
Metter, GA	—	256,743	766,818	—	256,743	766,818	1,023,561	122,966	2017	40 Years
Villa Rica, GA	—	410,936	1,311,444	—	410,936	1,311,444	1,722,380	215,815	2017	40 Years
Chicago, IL	—	2,899,155	9,822,986	—	2,899,155	9,822,986	12,722,141	1,657,551	2017	40 Years
Chicago, IL	—	2,081,151	5,197,315	11,754	2,081,151	5,209,069	7,290,220	877,026	2017	40 Years
Galesburg, IL	—	214,280	979,108	—	214,280	979,108	1,193,388	159,086	2017	40 Years
Mundelein, IL	—	1,238,743	—	—	1,238,743	—	1,238,743	—	2017	
Mundelein, IL	—	1,743,222	—	—	1,743,222	—	1,743,222	—	2017	
Mundelein, IL	—	1,803,068	—	—	1,803,068	—	1,803,068	—	2017	
Springfield, IL	—	574,805	1,554,786	9,659	574,805	1,564,446	2,139,251	234,003	2017	40 Years
Woodstock, IL	—	683,419	1,002,207	27,984	711,119	1,002,491	1,713,610	152,460	2017	40 Years
Frankfort, IN	—	50,458	2,008,275	—	50,458	2,008,275	2,058,733	334,713	2017	40 Years
Kokomo, IN	—	95,196	1,484,778	(30,615)	95,196	1,454,163	1,549,359	222,940	2017	40 Years
Nashville, IN	—	484,117	2,458,215	—	484,117	2,458,215	2,942,332	399,222	2017	40 Years
Roeland Park, KS	—	7,829,806	—	(1,247,898)	6,581,908	—	6,581,908	—	2017	
Georgetown, KY	—	1,996,456	6,315,768	928	1,996,456	6,316,696	8,313,152	1,033,508	2017	40 Years
Hopkinsville, KY	—	413,269	996,619	—	413,269	996,619	1,409,888	161,927	2017	40 Years
Salyersville, KY	—	289,663	906,455	597	289,663	907,051	1,196,714	149,199	2017	40 Years
Amite, LA	—	601,238	1,695,242	—	601,238	1,695,242	2,296,480	278,961	2017	40 Years
Bossier City, LA	—	797,899	2,925,864	147	797,899	2,926,010	3,723,909	444,994	2017	40 Years
Kenner, LA	—	323,188	859,298	(1,001)	323,188	858,298	1,181,486	134,075	2017	40 Years
Mandeville, LA	—	834,891	1,294,812	205	834,891	1,295,017	2,129,908	202,265	2017	40 Years
New Orleans, LA	—	—	6,846,313	121,177	—	6,967,490	6,967,490	1,123,595	2017	40 Years
Baltimore, MD	—	782,819	745,092	7,969	782,819	753,060	1,535,879	115,264	2017	40 Years
Grand Rapids, MI	—	7,015,035	—	2,635,983	1,750,000	7,901,018	9,651,018	1,086,390	2017	40 Years
Bloomington, MN	—	1,491,302	—	619	1,491,921	—	1,491,921	—	2017	
Monticello, MN	—	449,025	979,816	9,368	449,025	989,184	1,438,209	170,624	2017	40 Years
Mountain Iron, MN	—	177,918	1,139,849	—	177,918	1,139,849	1,317,767	185,209	2017	40 Years
Gulfport, MS	—	671,824	1,176,505	—	671,824	1,176,505	1,848,329	193,615	2017	40 Years
Jackson, MS	—	802,230	1,434,997	—	802,230	1,434,997	2,237,227	236,154	2017	40 Years
McComb, MS	—	67,026	685,426	—	67,026	685,426	752,452	111,336	2017	40 Years
Kansas City, MO	—	1,390,880	1,588,573	—	1,390,880	1,588,573	2,979,453	283,825	2017	40 Years
Springfield, MO	—	616,344	2,448,360	13,285	616,344	2,461,645	3,077,989	369,164	2017	40 Years
St. Charles, MO	—	736,242	2,122,426	271,734	736,242	2,394,160	3,130,402	427,580	2017	40 Years
St. Peters, MO	—	1,364,670	—	—	1,364,670	—	1,364,670	—	2017	
Boulder City, NV	—	566,639	993,399	—	566,639	993,399	1,560,038	161,350	2017	40 Years
Egg Harbor, NJ	—	520,510	1,087,374	—	520,510	1,087,374	1,607,884	183,473	2017	40 Years
Secaucus, NJ	—	19,915,781	17,306,541	92,903	19,915,781	17,399,444	37,315,225	2,610,248	2017	40 Years
Sewell, NJ	—	1,809,771	6,892,134	(100,816)	1,809,771	6,791,318	8,601,089	1,119,230	2017	40 Years
Santa Fe, NM	—	1,072,340	4,013,237	476	1,072,340	4,013,713	5,086,053	702,324	2017	40 Years
Statesville, NC	—	287,467	867,849	—	287,467	867,849	1,155,316	148,253	2017	40 Years
Jacksonville, NC	—	308,321	875,652	31,340	308,321	906,992	1,215,313	152,488	2017	40 Years
Minot, ND	—	928,796	1,619,726	—	928,796	1,619,726	2,548,522	266,522	2017	40 Years
Grandview Heights, OH	—	1,276,870	8,557,690	(20,517)	1,276,870	8,537,172	9,814,042	1,406,417	2017	40 Years
Hilliard, OH	—	1,001,228	—	—	1,001,228	—	1,001,228	—	2017	
Edmond, OK	—	1,063,243	3,816,155	9,878	1,063,243	3,826,033	4,889,276	589,970	2017	40 Years
Oklahoma City, OK	—	868,648	1,820,174	7,835	868,648	1,828,009	2,696,657	290,003	2017	40 Years
Erie, PA	—	425,267	1,284,883	—	425,267	1,284,883	1,710,150	203,307	2017	40 Years
Pittsburgh, PA	—	692,454	2,509,358	—	692,454	2,509,358	3,201,812	407,594	2017	40 Years
Sumter, SC	—	132,204	1,095,478	—	132,204	1,095,478	1,227,682	180,271	2017	40 Years
Chattanooga, TN	—	2,089,237	3,595,808	195	2,089,237	3,596,004	5,685,241	546,889	2017	40 Years
Etowah, TN	—	74,057	862,436	78,325	74,057	940,761	1,014,818	157,389	2017	40 Years
Memphis, TN	—	1,661,764	3,874,356	15,301	1,661,764	3,889,657	5,551,421	663,207	2017	40 Years
Alamo, TX	—	104,878	821,355	13,275	104,878	834,630	939,508	125,111	2017	40 Years
Andrews, TX	—	172,373	817,252	(291)	172,373	816,961	989,334	137,867	2017	40 Years
Arlington, TX	—	497,852	1,601,007	1,783	497,852	1,602,791	2,100,643	263,717	2017	40 Years
Canyon Lake, TX	—	382,522	1,026,179	(281)	382,522	1,025,899	1,408,421	153,887	2017	40 Years
Corpus Christi, TX	—	185,375	1,413,299	—	185,375	1,413,299	1,598,674	232,455	2017	40 Years
Fort Stockton, TX	—	185,474	1,186,339	—	185,474	1,186,340	1,371,814	195,222	2017	40 Years
Fort Worth, TX	—	1,016,587	4,622,507	257,308	1,016,587	4,879,816	5,896,403	786,523	2017	40 Years
Lufkin, TX	—	1,497,171	4,948,906	20,434	1,497,171	4,969,340	6,466,511	837,619	2017	40 Years
Newport News, VA	—	2,458,053	5,390,475	758,009	2,458,053	6,148,485	8,606,538	1,129,855	2017	40 Years
Appleton, WI	—	417,249	1,525,582	9,779	417,249	1,535,362	1,952,611	248,704	2017	40 Years
Onalaska, WI	—	821,085	2,651,773	—	821,085	2,651,773	3,472,858	436,383	2017	40 Years
Athens, AL	—	253,858	1,204,570	—	253,858	1,204,570	1,458,428	150,571	2018	40 Years
Birmingham, AL	—	1,635,912	2,739,834	—	1,635,912	2,739,834	4,375,746	393,825	2018	40 Years
Boaz, AL	—	379,197	898,689	—	379,197	898,689	1,277,886	129,103	2018	40 Years
Roanoke, AL	—	110,924	938,451	—	110,924	938,451	1,049,375	123,247	2018	40 Years
Selma, AL	—	206,831	1,790,939	(24,494)	206,831	1,766,445	1,973,276	221,418	2018	40 Years
Maricopa, AZ	—	2,166,955	9,505,724	14,600	2,166,955	9,520,324	11,687,279	1,209,850	2018	40 Years
Parker, AZ	—	322,510	1,159,624	1,163	322,510	1,160,787	1,483,297	161,936	2018	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
St. Michaels, AZ	—	127,874	1,043,962	12,012	127,874	1,055,974	1,183,848	138,382	2018	40 Years
Little Rock, AR	—	390,921	856,987	—	390,921	856,987	1,247,908	107,123	2018	40 Years
Grand Junction, CO	—	835,792	1,915,976	—	835,792	1,915,976	2,751,768	239,497	2018	40 Years
Brookfield, CT	—	343,489	835,106	—	343,489	835,106	1,178,595	104,388	2018	40 Years
Manchester, CT	—	316,847	558,659	—	316,847	558,659	875,506	69,832	2018	40 Years
Waterbury, CT	—	663,667	607,457	—	663,667	607,457	1,271,124	75,932	2018	40 Years
Apopka, FL	—	587,585	2,363,721	73,672	587,585	2,437,393	3,024,978	304,192	2018	40 Years
Cape Coral, FL	—	554,721	1,009,404	11,500	554,721	1,020,904	1,575,625	126,782	2018	40 Years
Crystal River, FL	—	369,723	1,015,324	—	369,723	1,015,324	1,385,047	150,173	2018	40 Years
DeFuniak Springs, FL	—	226,898	835,016	(18,770)	200,998	842,146	1,043,144	108,703	2018	40 Years
Eustis, FL	—	649,394	1,580,694	—	649,394	1,580,694	2,230,088	197,587	2018	40 Years
Hollywood, FL	—	895,783	947,204	—	895,783	947,204	1,842,987	118,400	2018	40 Years
Homestead, FL	—	650,821	948,265	—	650,821	948,265	1,599,086	118,533	2018	40 Years
Jacksonville, FL	—	827,799	1,554,516	—	827,799	1,554,516	2,382,315	194,314	2018	40 Years
Marianna, FL	—	257,760	886,801	—	257,760	886,801	1,144,561	110,850	2018	40 Years
Melbourne, FL	—	497,607	1,549,974	—	497,607	1,549,974	2,047,581	193,747	2018	40 Years
Merritt Island,FL	—	598,790	988,114	—	598,790	988,114	1,586,904	129,690	2018	40 Years
St. Petersburg, FL	—	958,547	902,502	—	958,547	902,502	1,861,049	122,157	2018	40 Years
Tampa, FL	—	488,002	1,209,902	—	488,002	1,209,902	1,697,904	163,841	2018	40 Years
Tampa, FL	—	703,273	1,283,951	—	703,273	1,283,951	1,987,224	162,065	2018	40 Years
Titusville, FL	—	137,421	1,017,394	12,058	137,421	1,029,453	1,166,874	128,606	2018	40 Years
Winter Haven, FL	—	832,247	1,433,449	—	832,247	1,433,449	2,265,696	179,181	2018	40 Years
Albany, GA	—	448,253	1,462,641	6,023	448,253	1,468,664	1,916,917	183,542	2018	40 Years
Austell, GA	—	1,162,782	7,462,351	—	1,162,782	7,462,351	8,625,133	1,057,167	2018	40 Years
Conyers, GA	—	330,549	941,133	—	330,549	941,133	1,271,682	117,642	2018	40 Years
Covington, GA	—	744,321	1,235,171	64,400	744,321	1,299,571	2,043,892	157,443	2018	40 Years
Doraville, GA	—	1,991,031	291,663	452,309	1,991,031	743,971	2,735,002	59,069	2018	40 Years
Douglasville, GA	—	519,420	1,492,529	—	519,420	1,492,529	2,011,949	186,566	2018	40 Years
Lilburn, GA	—	304,597	1,206,785	—	304,597	1,206,785	1,511,382	150,848	2018	40 Years
Marietta, GA	—	1,257,433	1,563,755	5,501	1,257,433	1,569,255	2,826,688	227,998	2018	40 Years
Marietta, GA	—	447,582	832,782	—	447,582	832,782	1,280,364	104,098	2018	40 Years
Pooler, GA	—	989,819	1,220,271	733	989,819	1,221,005	2,210,824	167,870	2018	40 Years
Riverdale, GA	—	474,072	879,835	(3,750)	470,322	879,835	1,350,157	109,979	2018	40 Years
Savannah, GA	—	944,815	2,997,426	14,050	944,815	3,011,476	3,956,291	376,333	2018	40 Years
Statesboro, GA	—	681,381	1,592,291	1,785	681,381	1,594,077	2,275,458	209,200	2018	40 Years
Union City, GA	—	97,528	1,036,165	—	97,528	1,036,165	1,133,693	129,521	2018	40 Years
Nampa, ID	—	496,676	5,163,257	37,265	496,676	5,200,522	5,697,198	703,525	2018	40 Years
Aurora, IL	—	174,456	862,599	—	174,456	862,599	1,037,055	107,825	2018	40 Years
Bloomington, IL	—	1,408,067	986,931	677	1,408,067	987,609	2,395,676	139,891	2018	40 Years
Carlinville, IL	—	208,519	1,113,537	1,163	208,519	1,114,699	1,323,218	155,502	2018	40 Years
Centralia, IL	—	277,527	351,547	—	277,527	351,547	629,074	43,943	2018	40 Years
Chicago, IL	—	1,569,578	632,848	—	1,569,578	632,848	2,202,426	93,581	2018	40 Years
Flora, IL	—	232,155	1,121,688	4,087	232,155	1,125,775	1,357,930	143,033	2018	40 Years
Gurnee, IL	—	1,341,679	951,320	—	1,341,679	951,320	2,292,999	136,736	2018	40 Years
Lake Zurich, IL	—	290,272	857,467	141,839	290,272	999,306	1,289,578	113,280	2018	40 Years
Macomb, IL	—	85,753	661,375	—	85,753	661,375	747,128	82,672	2018	40 Years
Morris, IL	—	331,622	1,842,994	3,880	331,622	1,846,874	2,178,496	242,354	2018	40 Years
Newton, IL	—	510,192	1,069,075	2,500	510,192	1,071,575	1,581,767	142,840	2018	40 Years
Northlake, IL	—	353,337	564,677	4,343	353,337	569,020	922,357	73,337	2018	40 Years
Rockford, IL	—	270,180	708,041	—	270,180	708,041	978,221	104,723	2018	40 Years
Greenwood, IN	—	1,586,786	1,232,818	1,163	1,586,786	1,233,980	2,820,766	172,152	2018	40 Years
Hammond, IN	—	230,142	—	—	230,142	—	230,142	—	2018	
Indianapolis, IN	—	132,291	311,647	—	132,291	311,647	443,938	38,956	2018	40 Years
Mishawaka, IN	—	1,263,680	4,106,900	—	1,263,680	4,106,900	5,370,580	539,031	2018	40 Years
South Bend, IN	—	420,571	2,772,376	—	420,571	2,772,376	3,192,947	410,034	2018	40 Years
Warsaw, IN	—	583,174	1,118,270	58,247	583,174	1,176,516	1,759,690	174,128	2018	40 Years
Ackley, IA	—	202,968	896,444	—	202,968	896,444	1,099,412	130,649	2018	40 Years
Riceville, IA	—	154,294	742,421	—	154,294	742,421	896,715	108,164	2018	40 Years
Riverside, IA	—	579,935	1,594,085	—	579,935	1,594,085	2,174,020	219,187	2018	40 Years
Urbandale, IA	—	68,172	2,938,611	(85,151)	593,022	2,328,611	2,921,633	389,889	2018	40 Years
Overland Park, KS	—	1,053,287	6,141,649	218	1,053,287	6,141,868	7,195,155	806,116	2018	40 Years
Ekron, KY	—	95,655	802,880	—	95,655	802,880	898,535	110,396	2018	40 Years
Florence, KY	—	601,820	1,054,572	—	601,820	1,054,572	1,656,392	131,821	2018	40 Years
Chalmette, LA	—	290,396	1,297,684	—	290,396	1,297,684	1,588,080	162,211	2018	40 Years
Donaldsonville, LA	—	542,118	2,418,183	31,276	542,118	2,449,460	2,991,578	330,984	2018	40 Years
Franklinton, LA	—	193,192	925,598	—	193,192	925,598	1,118,790	121,485	2018	40 Years
Franklinton, LA	—	242,651	2,462,533	—	242,651	2,462,533	2,705,184	333,468	2018	40 Years
Franklinton, LA	—	396,560	1,122,737	—	396,560	1,122,737	1,519,297	147,359	2018	40 Years
Franklinton, LA	—	163,258	747,944	—	163,258	747,944	911,202	98,168	2018	40 Years
Harvey, LA	—	728,822	1,468,688	—	728,822	1,468,688	2,197,510	211,052	2018	40 Years
Jena, LA	—	772,878	2,392,129	2,040	774,918	2,392,129	3,167,047	323,934	2018	40 Years
Jennings, LA	—	128,158	2,329,137	150,190	128,158	2,479,326	2,607,484	337,931	2018	40 Years
New Orleans, LA	—	293,726	—	—	293,726	—	293,726	—	2018	

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Pine Grove, LA	—	238,223	758,573	—	238,223	758,573	996,796	99,563	2018	40 Years
Rayville, LA	—	310,034	2,365,203	17,435	310,034	2,382,638	2,692,672	321,111	2018	40 Years
Roseland, LA	—	307,331	872,252	—	307,331	872,252	1,179,583	114,483	2018	40 Years
Talisheek, LA	—	150,802	1,031,214	41,718	150,802	1,072,931	1,223,733	140,301	2018	40 Years
Baltimore, MD	—	699,157	651,927	—	699,157	651,927	1,351,084	81,491	2018	40 Years
Salisbury, MD	—	305,215	1,193,870	—	305,215	1,193,870	1,499,085	149,234	2018	40 Years
Springfield, MA	—	153,428	826,741	—	153,428	826,741	980,169	103,343	2018	40 Years
Ann Arbor, MI	—	735,859	2,489,707	—	735,859	2,489,707	3,225,566	368,223	2018	40 Years
Belleville, MI	—	598,203	3,970,176	—	598,203	3,970,176	4,568,379	587,163	2018	40 Years
Grand Blanc, MI	—	1,589,886	3,738,477	—	1,589,886	3,738,477	5,328,363	552,905	2018	40 Years
Jackson, MI	—	1,451,971	2,548,436	—	1,451,971	2,548,436	4,000,407	376,898	2018	40 Years
Kentwood, MI	—	939,481	3,438,259	—	939,481	3,438,259	4,377,740	508,512	2018	40 Years
Lake Orion, MI	—	1,172,982	2,349,762	8,277	1,172,982	2,358,038	3,531,020	347,678	2018	40 Years
Onaway, MI	—	17,557	935,308	—	17,557	935,308	952,865	130,553	2018	40 Years
Champlin, MN	—	307,271	1,602,196	18,429	307,271	1,620,625	1,927,896	202,463	2018	40 Years
North Branch, MN	—	533,175	—	205	533,380	—	533,380	—	2018	
Richfield, MN	—	2,141,431	613,552	—	2,141,431	613,552	2,754,983	76,694	2018	40 Years
Bay St. Louis, MS	—	547,498	2,080,989	—	547,498	2,080,989	2,628,487	281,801	2018	40 Years
Corinth, MS	—	504,885	4,540,022	129,132	504,885	4,669,154	5,174,039	693,062	2018	40 Years
Forest, MS	—	189,817	1,340,848	—	189,817	1,340,848	1,530,665	181,573	2018	40 Years
Southaven, MS	—	150,931	826,123	—	150,931	826,123	977,054	103,265	2018	40 Years
Waynesboro, MS	—	243,835	1,205,383	—	243,835	1,205,383	1,449,218	163,229	2018	40 Years
Blue Springs, MO	—	431,698	1,704,870	—	431,698	1,704,870	2,136,568	234,417	2018	40 Years
Florissant, MO	—	733,592	1,961,094	(14,149)	733,592	1,946,945	2,680,537	243,456	2018	40 Years
Joplin, MO	—	789,880	384,638	—	789,880	384,638	1,174,518	56,884	2018	40 Years
Liberty, MO	—	308,470	2,750,231	—	308,470	2,750,231	3,058,701	395,237	2018	40 Years
Neosho, MO	—	687,812	1,115,054	—	687,812	1,115,054	1,802,866	153,320	2018	40 Years
Springfield, MO	—	1,311,497	5,462,972	—	1,311,497	5,462,972	6,774,469	819,420	2018	40 Years
St. Peters, MO	—	1,205,257	1,760,658	—	1,205,257	1,760,658	2,965,915	220,082	2018	40 Years
Webb City, MO	—	1,324,146	1,501,744	—	1,324,146	1,501,744	2,825,890	222,122	2018	40 Years
Nashua, NH	—	3,635,953	2,720,644	4,240	3,635,953	2,724,884	6,360,837	403,567	2018	40 Years
Forked River, NJ	—	4,227,966	3,991,690	(95,381)	4,227,966	3,896,309	8,124,275	509,291	2018	40 Years
Forked River, NJ	—	3,505,805	(2,766,838)	3,193,972	3,505,805	427,134	3,932,939	55,141	2018	40 Years
Forked River, NJ	—	1,128,858	1,396,960	—	1,128,858	1,396,960	2,525,818	180,441	2018	40 Years
Forked River, NJ	—	1,682,284	3,527,964	(3,432,691)	1,682,284	95,273	1,777,557	16,625	2018	40 Years
Forked River, NJ	—	682,822	—	—	682,822	—	682,822	—	2018	
Woodland Park, NJ	—	7,761,801	3,958,902	—	7,761,801	3,958,902	11,720,703	536,089	2018	40 Years
Bernalillo, NM	—	899,770	2,037,465	(78,875)	820,895	2,037,465	2,858,360	302,657	2018	40 Years
Farmington, NM	—	4,428,998	—	—	4,428,998	—	4,428,998	—	2018	
Canandaigua, NY	—	154,996	1,352,174	156	154,996	1,352,330	1,507,326	180,278	2018	40 Years
Catskill, NY	—	80,524	1,097,609	156	80,524	1,097,765	1,178,289	146,336	2018	40 Years
Clifton Park, NY	—	925,613	1,858,613	18,498	925,613	1,877,111	2,802,724	233,854	2018	40 Years
Elmira, NY	—	43,388	947,627	—	43,388	947,627	991,015	118,453	2018	40 Years
Geneseo, NY	—	264,795	1,328,115	156	264,795	1,328,271	1,593,066	177,090	2018	40 Years
Greece, NY	—	182,916	1,254,678	156	182,916	1,254,834	1,437,750	167,279	2018	40 Years
Hamburg, NY	—	520,599	2,039,602	—	520,599	2,039,602	2,560,201	254,950	2018	40 Years
Latham, NY	—	373,318	764,382	—	373,318	764,382	1,137,700	95,548	2018	40 Years
N. Syracuse, NY	—	165,417	452,510	10,034	165,417	462,544	627,961	57,504	2018	40 Years
Niagara Falls, NY	—	392,301	1,022,745	—	392,301	1,022,745	1,415,046	127,843	2018	40 Years
Rochester, NY	—	100,136	895,792	—	100,136	895,792	995,928	119,439	2018	40 Years
Rochester, NY	—	575,463	772,555	—	575,463	772,555	1,348,018	96,569	2018	40 Years
Rochester, NY	—	375,721	881,257	—	375,721	881,257	1,256,978	110,157	2018	40 Years
Schenectady, NY	—	74,387	1,279,967	8,540	74,387	1,288,507	1,362,894	171,646	2018	40 Years
Schenectady, NY	—	453,006	726,404	—	453,006	726,404	1,179,410	90,800	2018	40 Years
Syracuse, NY	—	339,207	918,302	—	339,207	918,302	1,257,509	114,788	2018	40 Years
Syracuse, NY	—	607,053	259,331	—	607,053	259,331	866,384	32,416	2018	40 Years
Tonawanda, NY	—	94,443	727,373	156	94,443	727,530	821,973	96,971	2018	40 Years
Tonawanda, NY	—	131,021	576,915	—	131,021	576,915	707,936	72,114	2018	40 Years
W. Seneca, NY	—	98,194	737,592	—	98,194	737,592	835,786	92,199	2018	40 Years
Williamsville, NY	—	705,842	488,800	—	705,842	488,800	1,194,642	61,100	2018	40 Years
Charlotte, NC	—	287,732	518,005	—	287,732	518,005	805,737	64,751	2018	40 Years
Concord, NC	—	526,102	1,955,989	8,699	526,102	1,964,688	2,490,790	249,607	2018	40 Years
Durham, NC	—	1,787,380	848,986	—	1,787,380	848,986	2,636,366	106,123	2018	40 Years
Fayetteville, NC	—	108,898	1,769,274	—	108,898	1,769,274	1,878,172	221,159	2018	40 Years
Greensboro, NC	—	402,957	1,351,015	—	402,957	1,351,015	1,753,972	168,877	2018	40 Years
Greenville, NC	—	541,233	1,403,441	—	541,233	1,403,441	1,944,674	175,430	2018	40 Years
High Point, NC	—	252,336	1,024,696	—	252,336	1,024,696	1,277,032	128,087	2018	40 Years
Kernersville, NC	—	270,581	966,807	—	270,581	966,807	1,237,388	120,851	2018	40 Years
Pineville, NC	—	1,390,592	6,390,201	—	1,390,592	6,390,201	7,780,793	852,004	2018	40 Years
Rockingham, NC	—	245,976	955,579	—	245,976	955,579	1,201,555	131,392	2018	40 Years
Salisbury, NC	—	572,085	700,288	—	572,085	700,288	1,272,373	87,536	2018	40 Years
Zebulon, NC	—	160,107	1,077	36	161,220	—	161,220	—	2018	
Akron, OH	—	445,299	—	—	445,299	—	445,299	—	2018	

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Bellevue, OH	—	272,308	1,127,365	62,975	272,308	1,190,340	1,462,648	167,901	2018	40 Years
Canton, OH	—	981,941	1,076,113	—	981,941	1,076,113	2,058,054	134,514	2018	40 Years
Columbus, OH	—	542,161	1,088,316	—	542,161	1,088,316	1,630,477	136,040	2018	40 Years
Fairview Park, OH	—	338,732	400,013	—	338,732	400,013	738,745	50,002	2018	40 Years
Franklin, OH	—	5,405,718	—	—	5,405,718	—	5,405,718	—	2018	
Middletown, OH	—	311,389	1,451,469	1,163	311,389	1,452,632	1,764,021	202,656	2018	40 Years
Niles, OH	—	334,783	798,136	—	334,783	798,136	1,132,919	99,767	2018	40 Years
North Olmsted, OH	—	544,903	810,840	34,500	544,903	845,340	1,390,243	121,695	2018	40 Years
Warren, OH	—	208,710	601,092	—	208,710	601,092	809,802	75,137	2018	40 Years
Warrensville Heights, OH	—	735,534	—	627	736,161	—	736,161	—	2018	
Youngstown, OH	—	323,983	989,430	—	323,983	989,430	1,313,413	123,679	2018	40 Years
Broken Arrow, OK	—	919,176	1,276,754	1,778	919,176	1,278,532	2,197,708	175,754	2018	40 Years
Chickasha, OK	—	230,000	2,881,525	11,101	230,000	2,892,626	3,122,626	384,261	2018	40 Years
Coweta, OK	—	282,468	803,762	—	282,468	803,762	1,086,230	110,517	2018	40 Years
Midwest City, OK	—	755,192	5,687,280	5,850	755,192	5,693,131	6,448,323	748,393	2018	40 Years
Oklahoma City, OK	—	1,104,085	1,874,359	40,579	1,104,085	1,914,937	3,019,022	240,890	2018	40 Years
Shawnee, OK	—	409,190	957,557	—	409,190	957,557	1,366,747	119,695	2018	40 Years
Wright City, OK	—	38,302	1,010,645	17,948	38,302	1,028,593	1,066,895	132,257	2018	40 Years
Hillsboro, OR	—	4,632,369	7,656,179	—	4,632,369	7,656,179	12,288,548	1,084,625	2018	40 Years
Carlisle, PA	—	340,349	643,498	—	340,349	643,498	983,847	80,437	2018	40 Years
Erie, PA	—	58,279	833,933	—	58,279	833,933	892,212	104,242	2018	40 Years
Johnstown, PA	—	1,030,667	—	8,829	1,039,496	—	1,039,496	—	2018	
King of Prussia, PA	—	5,097,320	—	1,201	5,098,522	—	5,098,522	—	2018	
Philadelphia, PA	—	155,212	218,083	—	155,212	218,083	373,295	27,260	2018	40 Years
Philadelphia, PA	—	127,690	122,516	—	127,690	122,516	250,206	15,314	2018	40 Years
Pittsburgh, PA	—	927,083	5,126,243	25,348	927,083	5,151,590	6,078,673	663,082	2018	40 Years
Pittsburgh, PA	—	1,397,965	—	1,810	1,399,775	—	1,399,775	—	2018	
Upper Darby, PA	—	861,339	85,966	37,671	861,339	123,637	984,976	21,654	2018	40 Years
Wysox, PA	—	1,668,272	1,699,343	31,181	1,668,272	1,730,524	3,398,796	227,274	2018	40 Years
Richmond, RI	—	1,293,932	7,477,281	689,598	1,293,932	8,166,878	9,460,810	1,222,941	2018	40 Years
Warwick, RI	—	687,454	2,108,256	—	687,454	2,108,256	2,795,710	263,532	2018	40 Years
Greenville, SC	—	628,081	1,451,481	—	628,081	1,451,481	2,079,562	181,435	2018	40 Years
Lake City, SC	—	57,911	932,874	28,344	57,911	961,218	1,019,129	119,171	2018	40 Years
Manning, SC	—	245,546	989,236	146	245,546	989,382	1,234,928	131,899	2018	40 Years
Mt. Pleasant, SC	—	555,387	1,042,804	—	555,387	1,042,804	1,598,191	130,351	2018	40 Years
Myrtle Beach, SC	—	254,334	149,107	—	254,334	149,107	403,441	18,638	2018	40 Years
Spartanburg, SC	—	709,338	1,618,382	—	709,338	1,618,382	2,327,720	202,298	2018	40 Years
Sumter, SC	—	521,299	809,466	—	521,299	809,466	1,330,765	101,183	2018	40 Years
Walterboro, SC	—	207,130	827,775	—	207,130	827,775	1,034,905	113,817	2018	40 Years
Chattanooga, TN	—	1,179,566	1,236,591	—	1,179,566	1,236,591	2,416,157	154,574	2018	40 Years
Johnson City, TN	—	181,117	1,232,151	—	181,117	1,232,151	1,413,268	154,019	2018	40 Years
Beaumont, TX	—	936,389	2,725,502	21,661	936,389	2,747,164	3,683,553	343,260	2018	40 Years
Donna, TX	—	962,302	1,620,925	—	962,302	1,620,925	2,583,227	216,089	2018	40 Years
Fairfield, TX	—	125,098	970,816	—	125,098	970,816	1,095,914	125,397	2018	40 Years
Groves, TX	—	596,586	2,250,794	—	596,586	2,250,794	2,847,380	281,349	2018	40 Years
Humble, TX	—	173,885	867,347	—	173,885	867,347	1,041,232	108,418	2018	40 Years
Jacksboro, TX	—	119,147	1,036,482	—	119,147	1,036,482	1,155,629	133,879	2018	40 Years
Kemah, TX	—	2,324,774	2,835,597	(44,661)	2,324,774	2,790,936	5,115,710	367,682	2018	40 Years
Lamesa, TX	—	66,019	1,493,146	—	66,019	1,493,146	1,559,165	211,523	2018	40 Years
Live Oak, TX	—	371,174	1,880,746	—	371,174	1,880,746	2,251,920	258,601	2018	40 Years
Lufkin, TX	—	382,643	1,054,911	—	382,643	1,054,911	1,437,554	131,864	2018	40 Years
Plano, TX	—	452,721	822,683	—	452,721	822,683	1,275,404	102,835	2018	40 Years
Port Arthur, TX	—	512,094	721,936	—	512,094	721,936	1,234,030	90,242	2018	40 Years
Porter, TX	—	524,532	1,683,767	566	524,532	1,684,333	2,208,865	221,062	2018	40 Years
Tomball, TX	—	1,336,029	1,849,554	—	1,336,029	1,849,554	3,185,583	254,310	2018	40 Years
Universal City, TX	—	380,788	1,496,318	—	380,788	1,496,318	1,877,106	187,040	2018	40 Years
Waxahachie, TX	—	388,138	792,125	—	388,138	792,125	1,180,263	99,016	2018	40 Years
Willis, TX	—	406,466	925,047	7,287	406,466	932,334	1,338,800	122,275	2018	40 Years
Logan, UT	—	914,515	2,774,985	—	914,515	2,774,985	3,689,500	369,998	2018	40 Years
Christiansburg, VA	—	520,538	661,780	—	520,538	661,780	1,182,318	82,723	2018	40 Years
Fredericksburg, VA	—	452,911	1,076,589	—	452,911	1,076,589	1,529,500	134,574	2018	40 Years
Glen Allen, VA	—	1,112,948	837,542	108,465	1,112,948	946,007	2,058,955	124,844	2018	40 Years
Hampton, VA	—	353,242	514,898	—	353,242	514,898	868,140	64,362	2018	40 Years
Louisa, VA	—	538,246	2,179,541	—	538,246	2,179,541	2,717,787	288,419	2018	40 Years
Manassas, VA	—	1,454,278	—	—	1,454,278	—	1,454,278	—	2018	
Virginia Beach, VA	—	2,142,002	1,154,585	—	2,142,002	1,154,585	3,296,587	144,323	2018	40 Years
Virginia Beach, VA	—	271,176	3,308,434	—	271,176	3,308,434	3,579,610	413,554	2018	40 Years
Everett, WA	—	414,899	811,710	—	414,899	811,710	1,226,609	101,464	2018	40 Years
Bluefield, WV	—	287,740	947,287	12,403	287,740	959,691	1,247,431	140,972	2018	40 Years
Green Bay, WI	—	817,143	1,383,440	—	817,143	1,383,440	2,200,583	172,930	2018	40 Years
La Crosse, WI	—	175,551	1,145,438	—	175,551	1,145,438	1,320,989	143,180	2018	40 Years
Madison, WI	—	2,475,815	4,249,537	(30,001)	2,475,814	4,219,537	6,695,351	548,752	2018	40 Years
Mt. Pleasant, WI	—	208,806	1,173,275	(601)	208,205	1,173,275	1,381,480	146,659	2018	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
Schofield, WI	—	533,503	1,071,930	—	533,502	1,071,930	1,605,432	133,991	2018	40 Years
Sheboygan, WI	—	331,691	929,093	—	331,691	929,093	1,260,784	116,137	2018	40 Years
Athens, AL	—	338,789	1,119,459	(2,717)	338,789	1,116,742	1,455,531	123,386	2019	40 Years
Attalla, AL	—	289,473	928,717	—	289,473	928,717	1,218,190	102,546	2019	40 Years
Birmingham, AL	—	1,400,530	859,880	236,711	1,400,530	1,096,591	2,497,121	91,129	2019	40 Years
Blountsville, AL	—	262,412	816,070	22,398	262,412	838,468	1,100,880	90,679	2019	40 Years
Coffeeville, AL	—	129,263	864,122	—	129,263	864,122	993,385	95,413	2019	40 Years
Phenix, AL	—	292,234	1,280,705	—	292,234	1,280,705	1,572,939	154,752	2019	40 Years
Silas, AL	—	383,742	1,351,195	—	383,742	1,351,195	1,734,937	149,185	2019	40 Years
Tuba City, AZ	—	138,006	1,253,376	531	138,006	1,253,907	1,391,913	133,137	2019	40 Years
Searcy, AR	—	851,561	5,582,069	75,885	851,561	5,657,953	6,509,514	684,834	2019	40 Years
Sheridan, AR	—	124,667	1,070,754	—	124,667	1,070,754	1,195,421	118,096	2019	40 Years
Trumann, AR	—	170,957	1,064,039	—	170,957	1,064,039	1,234,996	117,354	2019	40 Years
Visalia, CA	—	2,552,353	6,994,518	283	2,552,353	6,994,802	9,547,155	801,479	2019	40 Years
Lakewood, CO	—	3,021,260	6,125,185	57,272	3,021,260	6,182,457	9,203,717	617,391	2019	40 Years
Rifle, CO	—	4,427,019	1,599,591	—	4,427,019	1,599,591	6,026,610	183,178	2019	40 Years
Danbury, CT	—	1,095,933	—	—	1,095,933	—	1,095,933	—	2019	
Greenwich, CT	—	16,350,193	3,076,568	6,540	16,350,193	3,083,108	19,433,301	361,748	2019	40 Years
Orange, CT	—	6,881,022	10,519,218	38,849	6,881,022	10,558,067	17,439,089	1,121,202	2019	40 Years
Torrington, CT	—	195,171	1,541,214	26,976	195,171	1,568,190	1,763,361	159,972	2019	40 Years
Bear, DE	—	743,604	—	657	744,261	—	744,261	—	2019	
Wilmington, DE	—	2,501,623	2,784,576	—	2,501,623	2,784,576	5,286,199	330,504	2019	40 Years
Apopka, FL	—	646,629	1,215,458	10,730	646,629	1,226,188	1,872,817	153,721	2019	40 Years
Clearwater, FL	—	497,216	1,027,192	—	497,216	1,027,192	1,524,408	121,812	2019	40 Years
Cocoa, FL	—	2,174,730	—	—	2,174,730	—	2,174,730	—	2019	
Lake Placid, FL	—	255,339	1,059,913	—	255,339	1,059,913	1,315,252	110,408	2019	40 Years
Merritt Island, FL	—	746,846	1,805,756	—	746,846	1,805,756	2,552,602	195,624	2019	40 Years
Orlando, FL	—	751,265	2,089,523	—	751,265	2,089,523	2,840,788	246,716	2019	40 Years
Poinciana, FL	—	608,450	1,073,714	—	608,450	1,073,714	1,682,164	111,845	2019	40 Years
Sanford, FL	—	2,791,684	4,763,063	20,322	2,791,684	4,783,386	7,575,070	517,769	2019	40 Years
Tavares, FL	—	736,113	1,849,694	—	736,113	1,849,694	2,585,807	219,656	2019	40 Years
Wauchula, FL	—	333,236	1,156,806	—	333,236	1,156,806	1,490,042	144,601	2019	40 Years
West Palm Beach, FL	—	2,484,935	2,344,077	—	2,484,935	2,344,077	4,829,012	253,870	2019	40 Years
Brunswick, GA	—	186,767	1,615,510	1,900	186,767	1,617,410	1,804,177	191,728	2019	40 Years
Columbus, GA	—	336,125	2,497,365	32,240	336,125	2,529,605	2,865,730	263,165	2019	40 Years
Conyers, GA	—	714,666	2,137,506	—	714,666	2,137,506	2,852,172	240,355	2019	40 Years
Dacula, GA	—	1,280,484	1,716,312	—	1,280,484	1,716,312	2,996,796	207,328	2019	40 Years
Marietta, GA	—	390,416	1,441,936	—	390,416	1,441,936	1,832,352	171,053	2019	40 Years
Tucker, GA	—	374,268	1,652,522	—	374,268	1,652,522	2,026,790	199,620	2019	40 Years
Chubbuck, ID	—	1,067,983	5,880,828	—	1,067,983	5,880,828	6,948,811	722,849	2019	40 Years
Chubbuck, ID	—	185,310	—	—	185,310	—	185,310	—	2019	
Chubbuck, ID	—	873,334	1,653,886	—	873,334	1,653,886	2,527,220	203,290	2019	40 Years
Edwardsville, IL	—	449,741	1,202,041	—	449,741	1,202,041	1,651,782	142,614	2019	40 Years
Elk Grove Village, IL	—	394,567	1,395,659	22,896	394,567	1,418,555	1,813,122	153,194	2019	40 Years
Evergreen Park, IL	—	5,687,045	18,880,969	—	5,687,045	18,880,969	24,568,014	2,045,167	2019	40 Years
Freeport, IL	—	92,295	1,537,120	—	92,295	1,537,120	1,629,415	163,252	2019	40 Years
Geneva, IL	—	644,434	1,213,859	—	644,434	1,213,859	1,858,293	141,617	2019	40 Years
Greenville, IL	—	135,642	1,026,006	—	135,642	1,026,006	1,161,648	104,738	2019	40 Years
Murphysboro, IL	—	176,281	988,808	—	176,281	988,808	1,165,089	111,098	2019	40 Years
Rockford, IL	—	814,666	1,719,410	—	814,666	1,719,410	2,534,076	182,620	2019	40 Years
Round Lake, IL	—	325,722	2,669,132	5,756	325,722	2,674,888	3,000,610	269,153	2019	40 Years
Fishers, IN	—	429,857	621,742	25,550	429,857	647,292	1,077,149	76,312	2019	40 Years
Gas City, IN	—	504,378	1,341,890	—	504,378	1,341,890	1,846,268	164,941	2019	40 Years
Hammond, IN	—	149,230	1,002,706	—	149,230	1,002,706	1,151,936	110,715	2019	40 Years
Kokomo, IN	—	716,631	1,143,537	—	716,631	1,143,537	1,860,168	135,687	2019	40 Years
Marion, IN	—	140,507	898,097	27,530	140,507	925,627	1,066,134	92,539	2019	40 Years
Westfield, IN	—	594,597	1,260,563	43,497	594,597	1,304,060	1,898,657	155,547	2019	40 Years
Waterloo, IA	—	369,497	1,265,450	—	369,497	1,265,450	1,634,947	137,018	2019	40 Years
Concordia, KS	—	150,440	1,144,639	26,864	150,440	1,171,503	1,321,943	116,904	2019	40 Years
Parsons, KS	—	203,953	1,073,554	—	203,953	1,073,554	1,277,507	129,600	2019	40 Years
Pratt, KS	—	245,375	1,293,871	—	245,375	1,293,871	1,539,246	140,169	2019	40 Years
Wellington, KS	—	95,197	1,090,333	—	95,197	1,090,333	1,185,530	115,782	2019	40 Years
Wichita, KS	—	1,257,608	5,700,299	355	1,257,608	5,700,654	6,958,262	664,933	2019	40 Years
Crestwood, KY	—	670,021	1,096,031	9,668	670,021	1,105,699	1,775,720	110,510	2019	40 Years
Georgetown, KY	—	257,839	3,025,734	266,479	257,839	3,292,213	3,550,052	344,257	2019	40 Years
Grayson, KY	—	241,857	1,155,603	—	241,857	1,155,603	1,397,460	125,190	2019	40 Years
Henderson, KY	—	146,676	958,794	—	146,676	958,794	1,105,470	97,877	2019	40 Years
Leitchfield, KY	—	303,830	1,062,711	—	303,830	1,062,711	1,366,541	106,271	2019	40 Years
Kentwood, LA	—	327,392	638,214	20,612	327,392	658,826	986,218	81,882	2019	40 Years
Lake Charles, LA	—	565,778	890,034	(110,745)	750,569	594,498	1,345,067	41,427	2019	40 Years
Bowie, MD	—	2,840,009	4,474,364	—	2,840,009	4,474,364	7,314,373	503,255	2019	40 Years
Eldersburg, MD	—	563,227	1,855,987	519	563,227	1,856,507	2,419,734	197,151	2019	40 Years
Brockton, MA	—	3,254,807	8,504,236	105,278	3,254,807	8,609,514	11,864,321	860,708	2019	40 Years

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Ipswich, MA	—	467,109	967,282	—	467,109	967,282	1,434,391	108,724	2019	40 Years
Ispwich, MA	—	2,606,990	3,414,474	6,230	2,606,990	3,420,704	6,027,694	384,376	2019	40 Years
Adrian, MI	—	459,814	1,562,895	38,711	459,814	1,601,605	2,061,419	187,499	2019	40 Years
Allegan, MI	—	184,466	1,239,762	—	184,466	1,239,762	1,424,228	139,473	2019	40 Years
Caro, MI	—	183,318	1,328,630	—	183,318	1,328,630	1,511,948	141,120	2019	40 Years
Clare, MI	—	153,379	1,412,383	11,126	153,379	1,423,510	1,576,889	145,217	2019	40 Years
Cooks, MI	—	304,340	1,109,838	9,630	304,340	1,119,468	1,423,808	111,887	2019	40 Years
Crystal Falls, MI	—	62,462	757,276	—	62,462	757,276	819,738	83,616	2019	40 Years
Harrison, MI	—	59,984	900,901	(25,895)	59,984	875,006	934,990	87,671	2019	40 Years
Jackson, MI	—	524,446	1,265,119	—	524,446	1,265,119	1,789,565	131,783	2019	40 Years
Monroe, MI	—	501,688	2,651,440	—	501,688	2,651,440	3,153,128	314,660	2019	40 Years
Plymouth, MI	—	580,459	1,043,474	47,200	580,459	1,090,674	1,671,133	130,992	2019	40 Years
Spalding, MI	—	86,973	842,434	—	86,973	842,434	929,407	93,019	2019	40 Years
Walker, MI	—	4,821,073	15,814,475	17,091	4,821,073	15,831,566	20,652,639	1,648,931	2019	40 Years
Lakeville, MN	—	1,774,051	6,386,118	114,634	1,774,051	6,500,752	8,274,803	738,126	2019	40 Years
Longville, MN	—	30,748	836,277	—	30,748	836,277	867,025	92,339	2019	40 Years
Waite Park, MN	—	142,863	1,064,736	—	142,863	1,064,736	1,207,599	126,150	2019	40 Years
Bolton, MS	—	172,890	831,005	—	172,890	831,005	1,003,895	91,757	2019	40 Years
Bruce, MS	—	189,929	896,080	—	189,929	896,080	1,086,009	106,349	2019	40 Years
Columbus, MS	—	123,385	898,226	—	123,385	898,226	1,021,611	106,604	2019	40 Years
Flowood, MS	—	638,891	1,308,566	—	638,891	1,308,566	1,947,457	138,978	2019	40 Years
Houston, MS	—	170,449	913,763	—	170,449	913,763	1,084,212	108,449	2019	40 Years
Jackson, MS	—	393,954	1,169,374	—	393,954	1,169,374	1,563,328	124,193	2019	40 Years
Michigan City, MS	—	336,323	963,447	—	336,323	963,447	1,299,770	114,349	2019	40 Years
Pontotoc, MS	—	174,112	924,043	—	174,112	924,043	1,098,155	105,880	2019	40 Years
Tutwiler, MS	—	152,108	844,300	—	152,108	844,300	996,408	93,225	2019	40 Years
Fair Play, MO	—	56,563	642,856	—	56,563	642,856	699,419	70,982	2019	40 Years
Florissant, MO	—	1,394,072	2,210,514	—	1,394,072	2,210,514	3,604,586	262,435	2019	40 Years
Florissant, MO	—	1,647,163	2,256,716	—	1,647,163	2,256,716	3,903,879	263,284	2019	40 Years
Grovespring, MO	—	207,974	823,419	—	207,974	823,419	1,031,393	90,919	2019	40 Years
Hermitage, MO	—	98,531	833,177	2,600	98,531	835,777	934,308	92,241	2019	40 Years
Madison, MO	—	199,972	844,901	—	199,972	844,901	1,044,873	93,291	2019	40 Years
Oak Grove, MO	—	275,293	1,000,150	—	275,293	1,000,150	1,275,443	112,517	2019	40 Years
Salem, MO	—	153,713	1,085,494	—	153,713	1,085,494	1,239,207	115,268	2019	40 Years
South Fork, MO	—	345,053	1,087,384	—	345,053	1,087,384	1,432,437	120,065	2019	40 Years
St. Louis, MO	—	743,673	3,387,981	—	743,673	3,387,981	4,131,654	345,856	2019	40 Years
Manchester, HN	—	1,486,550	2,419,269	314,378	1,486,550	2,733,647	4,220,197	254,958	2019	40 Years
Nashua, NH	—	808,886	2,020,221	279	808,886	2,020,499	2,829,385	210,466	2019	40 Years
Lanoka Harbor, NJ	—	1,355,335	1,052,415	—	1,355,335	1,052,415	2,407,750	111,692	2019	40 Years
Paramus, NJ	—	—	6,224,221	609,273	—	6,833,494	6,833,494	830,272	2019	40 Years
San Ysidro, NM	—	316,770	956,983	—	316,770	956,983	1,273,753	105,667	2019	40 Years
Hinsdale, NY	—	353,602	905,350	—	353,602	905,350	1,258,952	99,966	2019	40 Years
Liverpool, NY	—	1,697,114	3,355,641	50,698	1,697,114	3,406,339	5,103,453	338,943	2019	40 Years
Malone, NY	—	413,667	1,035,771	—	413,667	1,035,771	1,449,438	122,821	2019	40 Years
Vestal, NY	—	3,540,906	5,610,529	145,000	3,540,906	5,755,529	9,296,435	617,840	2019	40 Years
Columbus, NC	—	423,026	1,070,992	—	423,026	1,070,992	1,494,018	113,719	2019	40 Years
Fayetteville, NC	—	505,574	1,544,177	—	505,574	1,544,177	2,049,751	160,852	2019	40 Years
Hope Mills, NC	—	1,522,142	7,906,676	—	1,522,142	7,906,676	9,428,818	856,431	2019	40 Years
Sylva, NC	—	450,055	1,351,631	19,487	450,055	1,371,118	1,821,173	136,990	2019	40 Years
Edgeley, ND	—	193,509	944,881	—	193,509	944,881	1,138,390	106,299	2019	40 Years
Grand Forks, ND	—	1,187,389	2,052,184	—	1,187,389	2,052,184	3,239,573	226,577	2019	40 Years
Williston, ND	—	515,210	1,584,865	—	515,210	1,584,865	2,100,075	174,995	2019	40 Years
Batavia, OH	—	601,071	1,125,756	(7,364)	595,681	1,123,783	1,719,464	129,046	2019	40 Years
Bellevue, OH	—	186,215	1,343,783	8,491	186,215	1,352,274	1,538,489	135,174	2019	40 Years
Columbus, OH	—	357,767	1,423,046	—	357,767	1,423,046	1,780,813	168,810	2019	40 Years
Conneaut, OH	—	200,915	1,363,715	7,983	200,915	1,371,698	1,572,613	142,802	2019	40 Years
Hamilton, OH	—	335,677	1,066,581	—	335,677	1,066,581	1,402,258	124,291	2019	40 Years
Heath, OH	—	657,358	3,259,449	314,817	657,358	3,574,266	4,231,624	402,224	2019	40 Years
Kenton, OH	—	191,968	1,290,534	7,724	191,968	1,298,257	1,490,225	132,466	2019	40 Years
Maumee, OH	—	1,498,739	815,222	4,677	1,498,739	819,899	2,318,638	100,320	2019	40 Years
Oxford, OH	—	912,241	2,566,991	25,001	912,241	2,591,993	3,504,234	312,004	2019	40 Years
West Chester, OH	—	796,035	814,730	660	796,035	815,390	1,611,425	100,206	2019	40 Years
West Chester, OH	—	395,924	1,173,848	—	395,924	1,173,848	1,569,772	141,723	2019	40 Years
Ada, OK	—	336,304	1,234,870	—	336,304	1,234,870	1,571,174	128,632	2019	40 Years
Bartlesville, OK	—	451,582	1,249,112	—	451,582	1,249,112	1,700,694	140,353	2019	40 Years
Bokoshe, OK	—	47,725	797,175	—	47,725	797,175	844,900	89,392	2019	40 Years
Lawton, OK	—	230,834	612,256	—	230,834	612,256	843,090	68,707	2019	40 Years
Whitefield, OK	—	144,932	863,327	—	144,932	863,327	1,008,259	97,124	2019	40 Years
Cranberry Township, PA	—	2,066,679	2,049,310	—	2,066,679	2,049,310	4,115,989	247,565	2019	40 Years
Ebensburg, PA	—	551,162	2,023,064	5,690	551,162	2,028,754	2,579,916	240,641	2019	40 Years
Flourtown, PA	—	1,342,409	2,229,147	—	1,342,409	2,229,147	3,571,556	273,984	2019	40 Years
Monaca, PA	—	449,116	842,901	—	449,116	842,901	1,292,017	101,791	2019	40 Years
Natrona Heights, PA	—	1,412,247	1,719,447	—	1,412,247	1,719,447	3,131,694	211,349	2019	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
COLUMN A		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
North Huntingdon, PA	—	428,166	1,508,044	—	428,166	1,508,044	1,936,210	182,162	2019	40 Years
Oakdale, PA	—	708,623	987,577	95,078	708,623	1,082,654	1,791,277	110,768	2019	40 Years
Philadelphia, PA	—	1,891,985	20,799,223	211,964	1,891,985	21,011,187	22,903,172	2,468,591	2019	40 Years
Pittsburgh, PA	—	1,251,674	3,842,592	—	1,251,674	3,842,592	5,094,266	408,176	2019	40 Years
Robinson Township, PA	—	1,630,648	2,703,381	—	1,630,648	2,703,381	4,334,029	304,046	2019	40 Years
Titusville, PA	—	877,651	2,568,060	—	877,651	2,568,060	3,445,711	294,200	2019	40 Years
West View, PA	—	120,349	1,347,706	—	120,349	1,347,706	1,468,055	145,917	2019	40 Years
York, PA	—	3,331,496	6,690,968	9,190	3,331,496	6,700,158	10,031,654	766,833	2019	40 Years
Columbia, SC	—	2,783,934	13,228,453	—	2,783,934	13,228,453	16,012,387	1,598,311	2019	40 Years
Hampton, SC	—	215,462	1,050,367	—	215,462	1,050,367	1,265,829	131,296	2019	40 Years
Myrtle Beach, SC	—	1,371,226	2,752,440	503,611	1,371,226	3,256,051	4,627,277	405,123	2019	40 Years
Orangeburg, SC	—	316,428	1,116,664	—	316,428	1,116,664	1,433,092	127,873	2019	40 Years
Kadoka, SD	—	134,528	926,523	—	134,528	926,523	1,061,051	104,234	2019	40 Years
Thorn Hill, TN	—	115,367	974,925	—	115,367	974,925	1,090,292	115,677	2019	40 Years
Woodbury, TN	—	154,043	1,092,958	—	154,043	1,092,958	1,247,001	129,789	2019	40 Years
Burleson, TX	—	1,396,753	3,312,794	13,863	1,396,753	3,326,658	4,723,411	332,579	2019	40 Years
Carrizo Springs, TX	—	337,070	812,963	5,087	337,070	818,050	1,155,120	91,910	2019	40 Years
Garland, TX	—	773,385	2,587,011	—	773,385	2,587,011	3,360,396	301,818	2019	40 Years
Kenedy, TX	—	325,159	954,774	11,254	325,159	966,029	1,291,188	96,533	2019	40 Years
Laredo, TX	—	1,117,403	2,152,573	48,118	1,117,403	2,200,690	3,318,093	251,366	2019	40 Years
Lewisville, TX	—	2,347,993	5,271,935	4,154	2,347,993	5,276,089	7,624,082	648,118	2019	40 Years
Lubbock, TX	—	1,420,820	1,858,395	—	1,420,820	1,858,395	3,279,215	228,428	2019	40 Years
Wichita Falls, TX	—	585,664	1,952,988	—	585,664	1,952,988	2,538,652	219,711	2019	40 Years
Wylie, TX	—	686,154	1,623,684	—	686,154	1,623,684	2,309,838	196,135	2019	40 Years
Draper, UT	—	1,344,025	3,321,208	23,553	1,344,025	3,344,761	4,688,786	334,329	2019	40 Years
Bristol, VA	—	996,915	1,374,467	—	996,915	1,374,467	2,371,382	148,901	2019	40 Years
Gloucester, VA	—	458,785	1,994,093	—	458,785	1,994,093	2,452,878	215,982	2019	40 Years
Hampton, VA	—	3,549,928	6,096,218	107	3,549,928	6,096,325	9,646,253	647,485	2019	40 Years
Hampton, VA	—	429,613	1,081,015	—	429,613	1,081,015	1,510,628	117,110	2019	40 Years
Hampton, VA	—	744,520	1,249,355	—	744,520	1,249,355	1,993,875	135,347	2019	40 Years
Hampton, VA	—	561,596	1,545,002	—	561,596	1,545,002	2,106,598	167,375	2019	40 Years
Newport News, VA	—	12,618,320	—	—	12,618,320	—	12,618,320		2019	
Newport News, VA	—	855,793	1,754,228	—	855,793	1,754,228	2,610,021	190,041	2019	40 Years
Poquoson, VA	—	330,867	848,105	2,156	330,867	850,261	1,181,128	92,080	2019	40 Years
South Boston, VA	—	490,590	2,637,385	15,414	490,590	2,652,799	3,143,389	276,173	2019	40 Years
Surry, VA	—	685,233	994,788	—	685,233	994,788	1,680,021	107,769	2019	40 Years
Williamsburg, VA	—	1,574,769	2,001,920	(9,200)	1,565,569	2,001,920	3,567,489	216,875	2019	40 Years
Williamsburg, VA	—	675,861	1,098,464	—	675,861	1,098,464	1,774,325	119,000	2019	40 Years
Wytheville, VA	—	206,660	1,248,178	—	206,660	1,248,178	1,454,838	124,818	2019	40 Years
Ephrata, WA	—	368,492	4,821,470	18,383	368,492	4,839,852	5,208,344	493,857	2019	40 Years
Charleston, WV	—	561,767	—	—	561,767	—	561,767	—	2019	
Ripley, WV	—	1,042,204	—	20,422	1,062,626	—	1,062,626	—	2019	
Black River Falls, WI	—	278,472	1,141,572	9,517	278,472	1,151,090	1,429,562	117,428	2019	40 Years
Lake Geneva, WI	—	7,078,726	—	—	7,078,726	—	7,078,726	—	2019	
Menomonee Falls, WI	—	3,518,493	12,020,248	12,918	3,518,494	12,033,165	15,551,659	1,378,153	2019	40 Years
Sun Prairie, WI	—	2,864,563	7,215,614	—	2,864,564	7,215,613	10,080,177	766,461	2019	40 Years
West Milwaukee, WI	—	783,260	3,055,907	16,402	783,261	3,072,308	3,855,569	313,346	2019	40 Years
Adger, AL	—	189,119	1,222,891	—	189,119	1,222,891	1,412,010	109,551	2020	40 Years
Dothan, AL	—	792,626	3,017,431	(31,788)	778,553	2,999,716	3,778,269	218,057	2020	40 Years
Enterprise, AL	—	728,934	2,504,283	15,377	728,934	2,519,660	3,248,594	247,261	2020	40 Years
Lanett, AL	—	597,615	2,264,102	128	597,615	2,264,230	2,861,845	188,662	2020	40 Years
Saraland, AL	—	838,216	2,709,602	1,276	838,216	2,710,877	3,549,093	265,173	2020	40 Years
Sylacauga, AL	—	2,181,806	9,940,930	4,330	2,181,806	9,945,260	12,127,066	890,689	2020	40 Years
Theodore, AL	—	743,751	2,667,802	—	743,751	2,667,802	3,411,553	255,576	2020	40 Years
Altheimer, AR	—	202,235	1,151,471	—	202,235	1,151,471	1,353,706	105,163	2020	40 Years
Benton, AR	—	561,085	2,141,511	249,809	561,085	2,391,320	2,952,405	186,705	2020	40 Years
Benton, AR	—	2,271,157	1,324,716	39,069	2,271,157	1,363,785	3,634,942	101,069	2020	40 Years
Bismarck, AR	—	129,139	876,127	—	129,139	876,127	1,005,266	74,716	2020	40 Years
Centerton, AR	—	502,391	2,152,058	249,808	502,391	2,401,866	2,904,257	192,024	2020	40 Years
Elaine, AR	—	51,248	802,757	—	51,248	802,757	854,005	73,287	2020	40 Years
Jonesboro, AR	—	477,565	942,703	—	477,565	942,703	1,420,268	76,541	2020	40 Years
Little Rock, AR	—	136,550	638,605	—	136,550	638,605	775,155	58,482	2020	40 Years
Mayflower, AR	—	708,465	448,741	80,702	708,465	529,443	1,237,908	39,860	2020	40 Years
Mena, AR	—	1,459,039	—	—	1,459,039	—	1,459,039	—	2020	
Pine Bluff, AR	—	195,689	1,102,338	3,251	195,689	1,105,588	1,301,277	103,675	2020	40 Years
Pine Bluff, AR	—	279,293	1,290,094	7,250	279,293	1,297,344	1,576,637	118,154	2020	40 Years
Searcy, AR	—	548,495	5,834,876	—	548,495	5,834,876	6,383,371	498,144	2020	40 Years
Sparkman, AR	—	80,956	720,376	—	80,956	720,376	801,332	59,971	2020	40 Years
West Helena, AR	—	93,907	885,680	21,923	93,907	907,603	1,001,510	81,758	2020	40 Years
Coolidge, AZ	—	252,228	1,164,641	11,720	252,228	1,176,361	1,428,589	102,946	2020	40 Years
Maricopa, AZ	—	761,177	1,600,925	11,257	761,177	1,612,182	2,373,359	124,168	2020	40 Years
Phoenix, AZ	—	11,641,459	7,261,072	—	11,641,459	7,261,072	18,902,531	620,082	2020	40 Years
Tucson, AZ	—	3,267,761	6,624,814	383,141	3,267,761	7,007,955	10,275,716	539,618	2020	40 Years

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Acquisition	Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total			
Yuma, AZ	—	840,427	5,489,179	577	840,427	5,489,756	6,330,183	480,204	2020	40 Years
Yuma, AZ	—	—	5,052,648	29,919	—	5,082,567	5,082,567	381,006	2020	40 Years
Antioch, CA	—	3,369,667	6,952,571	—	3,369,667	6,952,571	10,322,238	579,282	2020	40 Years
Calexico, CA	—	937,091	22,274	—	959,365	—	959,365	—	2020	
Hawthorne, CA	—	7,297,568	5,841,964	1,750	7,297,568	5,843,714	13,141,282	474,637	2020	40 Years
Napa, CA	—	5,287,831	13,608,836	651	5,287,831	13,609,486	18,897,317	1,190,629	2020	40 Years
Palmdale, CA	—	2,159,541	6,648,091	486	2,159,541	6,648,577	8,808,118	623,131	2020	40 Years
Quincy, CA	—	315,559	1,597,973	—	315,559	1,597,973	1,913,532	149,560	2020	40 Years
Quincy, CA	—	605,988	4,898,500	—	605,988	4,898,500	5,504,488	438,751	2020	40 Years
Rancho Cordova, CA	—	10,668,451	—	27,033	10,695,484	—	10,695,484	—	2020	
San Francisco, CA	—	7,234,677	748,185	19,917	7,234,677	768,103	8,002,780	59,023	2020	40 Years
Signal Hill, CA	—	8,490,622	6,714,882	—	8,490,622	6,714,882	15,205,504	657,499	2020	40 Years
Stockton, CA	—	961,910	3,310,275	16,202	961,910	3,326,478	4,288,388	249,382	2020	40 Years
Broomfield, CO	—	708,881	965,675	7,993	708,881	973,668	1,682,549	72,975	2020	40 Years
Cortez, CO	—	177,422	1,594,274	9,852	177,422	1,604,126	1,781,548	120,248	2020	40 Years
La Junta, CO	—	187,988	823,735	—	187,988	823,735	1,011,723	76,975	2020	40 Years
Pueblo, CO	—	235,805	1,568,540	—	235,805	1,568,540	1,804,345	137,247	2020	40 Years
Newington, CT	—	403,932	1,915,897	51,469	403,932	1,967,366	2,371,298	185,165	2020	40 Years
Old Saybrook, CT	—	443,801	3,497,920	75	443,801	3,497,994	3,941,795	284,063	2020	40 Years
Stafford Springs, CT	—	1,230,939	7,075,776	—	1,230,939	7,075,776	8,306,715	574,907	2020	40 Years
Davenport, FL	—	721,966	1,435,651	—	721,966	1,435,651	2,157,617	143,565	2020	40 Years
Deerfield Beach, FL	—	1,963,542	514,491	—	1,963,542	514,491	2,478,033	43,845	2020	40 Years
Labelle, FL	—	489,345	2,754,977	—	489,345	2,754,977	3,244,322	235,220	2020	40 Years
Lake Placid, FL	—	2,060,445	—	15,405	2,075,850	—	2,075,850	—	2020	
Leesburg, FL	—	708,698	541,993	7,993	708,698	549,986	1,258,684	41,199	2020	40 Years
Madison, FL	—	171,150	619,660	6,567	171,150	626,228	797,378	57,491	2020	40 Years
Orlando, FL	—	4,558,262	7,261,682	—	4,558,262	7,261,682	11,819,944	665,524	2020	40 Years
Panama City, FL	—	830,080	856,243	—	830,080	856,243	1,686,323	85,617	2020	40 Years
Pensacola, FL	—	379,154	969,254	203,144	379,154	1,172,398	1,551,552	78,942	2020	40 Years
Port St. Lucie, FL	—	670,030	1,664,571	—	670,030	1,664,571	2,334,601	159,397	2020	40 Years
Punta Gorda, FL	—	615,829	1,921,751	—	615,829	1,921,751	2,537,580	188,172	2020	40 Years
Sebring, FL	—	1,986,013	—	15,406	2,001,419	—	2,001,419	—	2020	
Venice, FL	—	1,301,719	1,233,030	—	1,301,719	1,233,030	2,534,749	123,303	2020	40 Years
Vero Beach, FL	—	1,241,406	1,356,081	19	1,241,406	1,356,101	2,597,507	132,784	2020	40 Years
Albany, GA	—	311,920	1,278,107	—	311,920	1,278,107	1,590,027	117,096	2020	40 Years
Albany, GA	—	248,888	1,445,530	—	248,888	1,445,530	1,694,418	132,448	2020	40 Years
Albany, GA	—	898,015	5,713,749	—	898,015	5,713,749	6,611,764	514,818	2020	40 Years
Americus, GA	—	238,633	968,812	13,125	238,633	981,937	1,220,570	88,838	2020	40 Years
Cairo, GA	—	237,315	1,040,643	—	237,315	1,040,643	1,277,958	104,064	2020	40 Years
Dallas, GA	—	235,642	1,134,202	14,690	235,642	1,148,892	1,384,534	86,396	2020	40 Years
Doraville, GA	—	533,512	1,709,449	—	533,512	1,709,449	2,242,961	135,331	2020	40 Years
Flowery Branch, GA	—	1,253,091	—	(2,000)	1,251,091	—	1,251,091	—	2020	
Jesup, GA	—	155,604	864,415	—	155,604	864,415	1,020,019	79,159	2020	40 Years
Lawrenceville, GA	—	852,136	1,633,580	—	852,136	1,633,580	2,485,716	159,955	2020	40 Years
Lithia Springs, GA	—	3,789,145	7,881,640	—	3,789,145	7,881,640	11,670,785	689,539	2020	40 Years
Moultrie, GA	—	150,752	868,415	—	150,752	868,415	1,019,167	79,526	2020	40 Years
Quitman, GA	—	407,661	1,125,845	117,691	407,661	1,243,536	1,651,197	112,585	2020	40 Years
Savannah, GA	—	749,834	1,802,814	3,236	749,834	1,806,050	2,555,884	153,978	2020	40 Years
Savannah, GA	—	3,502,278	4,132,018	429,779	3,502,278	4,561,797	8,064,075	394,128	2020	40 Years
George, IA	—	283,785	942,785	—	283,785	942,785	1,226,570	94,277	2020	40 Years
Graettinger, IA	—	154,261	933,746	—	154,261	933,746	1,088,007	93,373	2020	40 Years
Alexis, IL	—	425,656	1,237,404	—	425,656	1,237,404	1,663,060	121,161	2020	40 Years
Chicago, IL	—	2,780,722	2,305,569	—	2,780,722	2,305,569	5,086,291	187,201	2020	40 Years
Chicago, IL	—	424,932	4,223,123	—	424,932	4,223,123	4,648,055	343,007	2020	40 Years
Chicago, IL	—	596,808	1,415,648	—	596,808	1,415,648	2,012,456	114,901	2020	40 Years
Chicago, IL	—	932,560	2,553,809	7,273	932,560	2,561,082	3,493,642	192,028	2020	40 Years
East Alton, IL	—	113,457	1,422,573	—	113,457	1,422,573	1,536,030	124,377	2020	40 Years
Fairfield, IL	—	198,833	1,180,242	30,243	198,833	1,210,486	1,409,319	92,299	2020	40 Years
Grayslake, IL	—	478,307	1,131,061	—	478,307	1,131,061	1,609,368	101,199	2020	40 Years
Homewood, IL	—	1,224,131	10,005,811	24,941	1,224,131	10,030,752	11,254,883	918,227	2020	40 Years
Kankakee, IL	—	107,139	1,185,653	—	107,139	1,185,653	1,292,792	93,784	2020	40 Years
Manteno, IL	—	71,681	1,213,963	37,938	71,681	1,251,901	1,323,582	93,653	2020	40 Years
Oswego, IL	—	373,727	2,715,101	16,091	373,727	2,731,193	3,104,920	204,738	2020	40 Years
Rockton, IL	—	367,154	1,526,399	—	367,154	1,526,399	1,893,553	114,480	2020	40 Years
Elkhart, IN	—	173,631	972,629	7,992	173,631	980,621	1,154,252	73,497	2020	40 Years
Franklin, IN	—	979,332	1,548,523	26,567	979,332	1,575,090	2,554,422	118,546	2020	40 Years
Indianapolis, IN	—	251,149	1,550,984	—	251,149	1,550,984	1,802,133	119,538	2020	40 Years
Noblesville, IN	—	259,582	1,611,431	—	259,582	1,611,431	1,871,013	157,786	2020	40 Years
Peru, IN	—	202,110	1,501,247	—	202,110	1,501,247	1,703,357	131,359	2020	40 Years
Rockville, IN	—	436,457	1,601,972	(75,085)	436,457	1,526,887	1,963,344	114,961	2020	40 Years
Derby, KS	—	440,419	2,367,428	—	440,419	2,367,428	2,807,847	197,148	2020	40 Years
Independence, KS	—	200,329	1,426,975	(75,085)	200,329	1,351,890	1,552,219	101,836	2020	40 Years
Shwanee, KS	—	2,594,271	2,766,524	—	2,594,271	2,766,524	5,360,795	241,973	2020	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
COLUMN A		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Wichita, KS	—	834,377	2,338,612	—	834,377	2,338,612	3,172,989	204,531	2020	40 Years
Wichita, KS	—	2,031,526	1,974,595	—	2,031,526	1,974,595	4,006,121	172,679	2020	40 Years
Wichita, KS	—	1,194,939	2,062,020	—	1,194,939	2,062,020	3,256,959	180,329	2020	40 Years
Wichita, KS	—	2,171,260	2,235,093	—	2,171,260	2,235,093	4,406,353	195,571	2020	40 Years
Louisa, KY	—	242,391	1,177,975	549	242,391	1,178,524	1,420,915	93,702	2020	40 Years
Louisville, KY	—	2,185,678	3,081,512	11,400	2,185,678	3,092,912	5,278,590	308,655	2020	40 Years
Louisville, KY	—	208,346	621,820	—	208,346	621,820	830,166	53,054	2020	40 Years
Amite City, LA	—	264,208	930,655	7,080	264,208	937,735	1,201,943	77,906	2020	40 Years
Baton Rouge, LA	—	377,270	1,225,020	—	377,270	1,225,020	1,602,290	119,774	2020	40 Years
Denham Springs, LA	—	398,006	1,484,613	—	398,006	1,484,613	1,882,619	123,693	2020	40 Years
Dequincy, LA	—	288,426	969,725	—	288,426	969,725	1,258,151	82,831	2020	40 Years
Gibson, LA	—	414,855	1,252,765	4,509	414,855	1,257,274	1,672,129	112,417	2020	40 Years
Gonzales, LA	—	688,032	2,457,035	249,808	688,032	2,706,843	3,394,875	211,619	2020	40 Years
Hammond, LA	—	367,215	2,243,382	249,809	367,215	2,493,191	2,860,406	185,423	2020	40 Years
Laplace, LA	—	1,971,887	8,537,415	—	1,971,887	8,537,415	10,509,302	782,459	2020	40 Years
Springhill, LA	—	438,507	2,335,035	14,125	438,507	2,349,160	2,787,667	176,699	2020	40 Years
Dorchester, MA	—	4,815,990	923,841	13,041	4,815,990	936,882	5,752,872	72,086	2020	40 Years
East Wareham, MA	—	590,052	1,525,359	8,779	590,052	1,534,139	2,124,191	118,097	2020	40 Years
Pittsfield, MA	—	4,127,428	—	—	4,127,428	—	4,127,428	—	2020	
Pittsfield, MA	—	5,087,945		—	5,087,945		5,087,945		2020	
Taunton, MA	—	1,005,673	8,352,646	—	1,005,673	8,352,646	9,358,319	835,265	2020	40 Years
Aberdeen, MD	—	758,616	1,712,723	—	758,616	1,712,723	2,471,339	171,272	2020	40 Years
Baltimore, MD	—	3,031,879		36,709	3,068,588	—	3,068,588		2020	
Cockeysville, MD	—	2,209,572	—	20,283	2,229,855	—	2,229,855	—	2020	
Hagerstown, MD	—	1,009,779	1,285,162	—	1,009,779	1,285,162	2,294,941	125,839	2020	40 Years
Owings Mills, MD	—	2,154,954	3,017,368	25,391	2,154,954	3,042,759	5,197,713	247,498	2020	40 Years
Augusta, ME	—	1,627,817	—	—	1,627,817	—	1,627,817	—	2020	
Benton Harbor, MI	—	385,355	1,090,802	7,992	385,355	1,098,794	1,484,149	82,360	2020	40 Years
Cedar Springs, MI	—	346,310	1,907,232	—	346,310	1,907,232	2,253,542	143,042	2020	40 Years
Grayling, MI	—	277,355	521,492	925	277,355	522,417	799,772	45,548	2020	40 Years
Hart, MI	—	1,336,141	1,294,095	—	1,336,141	1,294,095	2,630,236	121,061	2020	40 Years
Holland, MI	—	108,733	1,773,459	—	108,733	1,773,459	1,882,192	177,346	2020	40 Years
Howell, MI	—	601,610	1,491,797	300	601,610	1,492,097	2,093,707	133,505	2020	40 Years
Jonesville, MI	—	1,171,853	8,871,307	—	1,171,853	8,871,307	10,043,160	813,069	2020	40 Years
Monroe, MI	—	1,315,043	9,131,436	1,000	1,315,043	9,132,436	10,447,479	741,730	2020	40 Years
Omer, MI	—	165,126	828,778	—	165,126	828,778	993,904	81,150	2020	40 Years
Owosso, MI	—	299,521	2,240,764	—	299,521	2,240,764	2,540,285	224,076	2020	40 Years
Taylor, MI	—	338,092	1,017,043	—	338,092	1,017,043	1,355,135	82,469	2020	40 Years
Traverse City, MI	—	337,556	3,980,018	(48,115)	337,556	3,931,903	4,269,459	311,276	2020	40 Years
Apple Valley, MN	—	814,086	2,665,167	—	814,086	2,665,167	3,479,253	210,922	2020	40 Years
Blaine, MN	—	497,750	2,998,249	7,993	497,750	3,006,242	3,503,992	225,418	2020	40 Years
Chanhassen, MN	—	1,664,359	11,222	—	1,675,581		1,675,581		2020	
Glyndon, MN	—	131,845	853,575	—	131,845	853,575	985,420	85,357	2020	40 Years
Hill City, MN	—	66,391	996,428	—	66,391	996,428	1,062,819	99,642	2020	40 Years
Holdingford, MN	—	276,722	1,078,003	—	276,722	1,078,003	1,354,725	107,799	2020	40 Years
Ottertail, MN	—	209,929	897,043	(1,000)	208,929	897,043	1,105,972	89,703	2020	40 Years
Arnold, MO	—	846,894	2,392,044	7,994	846,894	2,400,037	3,246,931	179,953	2020	40 Years
Leeton, MO	—	192,069	1,109,261	—	192,069	1,109,261	1,301,330	99,371	2020	40 Years
Liberty, MO	—	367,591	4,348,251	—	367,591	4,348,251	4,715,842	371,161	2020	40 Years
Northmoor, MO	—	551,491	1,723,994	—	551,491	1,723,994	2,275,485	147,168	2020	40 Years
Platte City, MO	—	766,613	2,501,154	21,646	766,613	2,522,801	3,289,414	188,936	2020	40 Years
Richmond Heights, MO	—	3,305,260	2,531,065	—	3,305,260	2,531,065	5,836,325	221,468	2020	40 Years
Sheldon, MO	—	168,799	1,017,992	—	168,799	1,017,992	1,186,791	91,195	2020	40 Years
Thayer, MO	—	685,788	1,968,043	29,506	685,788	1,997,549	2,683,337	181,599	2020	40 Years
Union, MO	—	270,233	1,041,690	—	270,233	1,041,690	1,311,923	88,914	2020	40 Years
Brandon, MS	—	526,657	1,575,241	—	526,657	1,575,241	2,101,898	127,874	2020	40 Years
Flowood, MS	—	1,625,494	6,417,821	7,430	1,625,494	6,425,251	8,050,745	575,930	2020	40 Years
Flowood, MS	—	759,912	2,383,348	—	759,912	2,383,348	3,143,260	193,559	2020	40 Years
Gore Springs, MS	—	188,141	951,645	48,114	188,141	999,760	1,187,901	90,457	2020	40 Years
Greenwood, MS	—	150,855	903,459	—	150,855	903,459	1,054,314	82,429	2020	40 Years
Greenwood, MS	—	137,312	1,154,001	—	137,312	1,154,001	1,291,313	100,812	2020	40 Years
Grenada, MS	—	187,855	947,888	—	187,855	947,888	1,135,743	86,501	2020	40 Years
Gulfport, MS	—	597,617	2,692,177	10,753	597,617	2,702,930	3,300,547	263,515	2020	40 Years
Madison, MS	—	1,437,048	6,194,546	—	1,437,048	6,194,546	7,631,594	503,240	2020	40 Years
Oxford, MS	—	547,606	993,807	7,992	547,606	1,001,799	1,549,405	75,085	2020	40 Years
Southaven, MS	—	259,300	864,055	21,464	259,300	885,519	1,144,819	74,802	2020	40 Years
Wiggins, MS	—	639,466	2,563,263	128	639,466	2,563,391	3,202,857	213,592	2020	40 Years
Asheville, NC	—	5,132,913	—	17,171	5,150,084	—	5,150,084	—	2020	
Atlantic Beach, NC	—	261,338	1,156,375	—	261,338	1,156,375	1,417,713	96,272	2020	40 Years
Beaufort, NC	—	375,437	1,417,587	—	375,437	1,417,587	1,793,024	118,039	2020	40 Years
Boone, NC	—	4,795,569	9,543,185	31,452	4,795,569	9,574,638	14,370,207	935,506	2020	40 Years
Buxton, NC	—	209,947	1,186,030	—	209,947	1,186,030	1,395,977	98,743	2020	40 Years
Cary, NC	—	253,081	1,018,159	—	253,081	1,018,159	1,271,240	85,799	2020	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
Chapel Hill, NC	—	22,437,345	—	(776,409)	21,657,946	2,990	21,660,936	3	2020	
Charlotte, NC	—	978,304	1,328,283	—	978,304	1,328,283	2,306,587	124,414	2020	40 Years
Concord, NC	—	952,393	1,398,319	—	952,393	1,398,319	2,350,712	134,006	2020	40 Years
Dallas, NC	—	309,847	1,008,936	—	309,847	1,008,936	1,318,783	88,196	2020	40 Years
Durham, NC	—	229,232	1,169,836	—	229,232	1,169,836	1,399,068	97,394	2020	40 Years
Elkin, NC	—	292,234	1,884,674	10,255	292,234	1,894,929	2,187,163	142,056	2020	40 Years
Elm City, NC	—	447,081	1,401,379	—	447,081	1,401,379	1,848,460	116,689	2020	40 Years
Emerald Isle, NC	—	316,187	1,125,842	—	316,187	1,125,842	1,442,029	93,727	2020	40 Years
Fuquay-Varina, NC	—	4,398,922	10,142,102	30,452	4,398,922	10,172,554	14,571,476	994,223	2020	40 Years
Garner, NC	—	216,566	1,170,660	—	216,566	1,170,660	1,387,226	97,462	2020	40 Years
Goldsboro, NC	—	246,160	1,227,984	—	246,160	1,227,984	1,474,144	102,239	2020	40 Years
Goldsboro, NC	—	243,355	1,135,304	—	243,355	1,135,304	1,378,659	94,516	2020	40 Years
Greensboro, NC	—	272,962	1,126,017	—	272,962	1,126,017	1,398,979	93,742	2020	40 Years
Greenville, NC	—	161,533	1,095,964	—	161,533	1,095,964	1,257,497	91,238	2020	40 Years
Harkers Island, NC	—	964,627	2,109,360	—	964,627	2,109,360	3,073,987	175,780	2020	40 Years
Jacksonville, NC	—	405,135	1,122,908	21,750	405,135	1,144,659	1,549,794	94,142	2020	40 Years
Jacksonville, NC	—	3,213,710	10,021,579	89,947	3,213,710	10,111,526	13,325,236	814,356	2020	40 Years
Jacksonville, NC	—	295,296	1,426,015	22,196	295,296	1,448,211	1,743,507	108,162	2020	40 Years
Kinston, NC	—	358,915	1,016,305	—	358,915	1,016,305	1,375,220	84,692	2020	40 Years
Knotts Island, NC	—	129,285	1,232,265	—	129,285	1,232,265	1,361,550	102,689	2020	40 Years
Morehead City, NC	—	201,436	934,453	—	201,436	934,453	1,135,889	77,871	2020	40 Years
Randleman, NC	—	1,368,987	8,954,905	30,453	1,368,987	8,985,357	10,354,344	877,976	2020	40 Years
Randleman, NC	—	1,834,106	—	19,174	1,853,280	—	1,853,280	—	2020	
Rocky Mount, NC	—	305,766	1,114,117	—	305,766	1,114,117	1,419,883	92,843	2020	40 Years
Rocky Mount, NC	—	206,675	960,873	—	206,675	960,873	1,167,548	80,073	2020	40 Years
Salisbury, NC	—	990,303	1,019,025	7,993	990,303	1,027,018	2,017,321	76,976	2020	40 Years
Salter Path, NC	—	245,172	1,012,413	—	245,172	1,012,413	1,257,585	84,368	2020	40 Years
Smithfield, NC	—	270,560	1,201,146	—	270,560	1,201,146	1,471,706	100,096	2020	40 Years
Sylva, NC	—	1,776,968	12,026,284	6,068	1,776,968	12,032,353	13,809,321	1,128,002	2020	40 Years
Waves, NC	—	320,928	1,092,703	—	320,928	1,092,703	1,413,631	91,058	2020	40 Years
Waxhaw, NC	—	679,943	2,377,641	430	679,943	2,378,071	3,058,014	188,175	2020	40 Years
Winston Salem, NC	—	232,299	1,069,191	—	232,299	1,069,191	1,301,490	89,099	2020	40 Years
Winston-Salem, NC	—	282,142	1,316,279	12,095	282,142	1,328,374	1,610,516	99,553	2020	40 Years
Winterville, NC	—	312,123	1,271,222	—	312,123	1,271,222	1,583,345	105,935	2020	40 Years
Stanley, ND	—	346,030	3,299,205	11,401	346,030	3,310,605	3,656,635	309,816	2020	40 Years
Lebanon, NH	—	694,609	3,892,685	61,494	694,609	3,954,179	4,648,788	360,303	2020	40 Years
Budd Lake, NJ	—	2,771,964	—	20,750	2,792,714	—	2,792,714	—	2020	
Fairfield, NJ	—	2,358,323	—	24,454	2,382,777	—	2,382,777	—	2020	
Paterson, NJ	—	—	—	663	663	—	663	—	2020	
Clovis, NM	—	74,256	943,641	11,850	74,256	955,492	1,029,748	73,533	2020	40 Years
Albany, NY	—	539,308	1,123,766	—	539,308	1,123,766	1,663,074	93,538	2020	40 Years
Bemus Point, NY	—	49,293	980,218	(53,366)	49,293	926,851	976,144	82,723	2020	40 Years
Candor, NY	—	271,132	1,012,522	(53,366)	271,132	959,155	1,230,287	85,582	2020	40 Years
Conklin, NY	—	247,429	939,529	(53,367)	247,429	886,162	1,133,591	79,195	2020	40 Years
Greene, NY	—	449,997	1,173,666	—	449,997	1,173,666	1,623,663	102,684	2020	40 Years
Hamburg, NY	—	526,596	561,841	4,891	526,596	566,732	1,093,328	42,474	2020	40 Years
Masonville, NY	—	222,228	1,059,364	—	222,228	1,059,364	1,281,592	92,683	2020	40 Years
Medford, NY	—	1,211,908	3,751,279	74	1,211,908	3,751,353	4,963,261	304,648	2020	40 Years
Mount Upton, NY	—	152,379	918,162	—	152,379	918,162	1,070,541	80,339	2020	40 Years
Olean, NY	—	1,224,360	12,197,768	181,275	1,224,360	12,379,043	13,603,403	1,167,421	2020	40 Years
Pompey, NY	—	774,544	1,437,312	—	774,544	1,437,312	2,211,856	125,765	2020	40 Years
Ripley, NY	—	110,279	756,748	—	110,279	756,748	867,027	66,215	2020	40 Years
Rochester, NY	—	2,391,104	13,146,442	560	2,391,104	13,147,003	15,538,107	1,067,971	2020	40 Years
Syracuse, NY	—	1,432,858	6,115,247	—	1,432,858	6,115,247	7,548,105	573,090	2020	40 Years
Wainscott, NY	—	4,544,060	4,084,794	—	4,544,060	4,084,794	8,628,854	382,816	2020	40 Years
Watertown, NY	—	523,013	1,323,771	17,365	523,013	1,341,136	1,864,149	108,690	2020	40 Years
Boardman, OH	—	483,754	1,817,047	—	483,754	1,817,047	2,300,801	155,147	2020	40 Years
Carrollton, OH	—	251,046	1,593,367	—	251,046	1,593,367	1,844,413	149,133	2020	40 Years
Chillicothe, OH	—	760,959	10,507,546	—	760,959	10,507,546	11,268,505	984,911	2020	40 Years
Cincinnati, OH	—	381,550	1,651,643	—	381,550	1,651,643	2,033,193	141,018	2020	40 Years
Columbus, OH	—	1,689,259	6,937,214	7,998	1,689,259	6,945,212	8,634,471	676,375	2020	40 Years
Defiance, OH	—	127,517	1,407,734	(63,631)	127,517	1,344,103	1,471,620	100,425	2020	40 Years
Dunkirk, OH	—	230,958	1,069,772	4,509	230,958	1,074,280	1,305,238	96,070	2020	40 Years
Hudson, OH	—	548,279	763,934	4,891	548,279	768,825	1,317,104	57,631	2020	40 Years
Mason, OH	—	4,470,714	11,479,943	7,630	4,470,714	11,487,573	15,958,287	957,019	2020	40 Years
Massillon, OH	—	118,153	1,177,205	7,993	118,153	1,185,197	1,303,350	88,840	2020	40 Years
Mayfield Heights, OH	—	696,965	987,268	4,891	696,965	992,159	1,689,124	74,381	2020	40 Years
Oregon, OH	—	4,915,676	11,980,299	—	4,915,676	11,980,299	16,895,975	948,299	2020	40 Years
Parma, OH	—	1,301,846	—	—	1,301,846	—	1,301,846	—	2020	
Toledo, OH	—	8,645,091	30,638	(1,550)	8,674,179	—	8,674,179	—	2020	
Toledo, OH	—	4,950,900	8,979,618	—	4,950,900	8,979,618	13,930,518	710,824	2020	40 Years
Westerville, OH	—	946,988	1,786,197	4,891	946,988	1,791,088	2,738,076	134,301	2020	40 Years
Westerville, OH	—	690,653	1,402,190	832,471	690,653	2,234,661	2,925,314	160,934	2020	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Checotah, OK	—	151,906	862,730	40,850	151,906	903,580	1,055,486	82,415	2020	40 Years
Elk City, OK	—	507,204	3,969,937	—	507,204	3,969,937	4,477,141	347,238	2020	40 Years
Moore, OK	—	1,649,938	1,480,239	7,993	1,649,938	1,488,232	3,138,170	111,567	2020	40 Years
Oklahoma City, OK	—	356,795	1,349,469	—	356,795	1,349,469	1,706,264	115,208	2020	40 Years
Eugene, OR	—	4,253,602	7,543,456	—	4,253,602	7,543,456	11,797,058	612,812	2020	40 Years
Seaside, OR	—	376,612	5,093,532	2,614	376,612	5,096,147	5,472,759	445,705	2020	40 Years
Bristol, PA	—	1,201,361	9,382	—	1,210,743	—	1,210,743	—	2020	
Lawrence Township, PA	—	225,955	1,552,979	16,801	225,955	1,569,779	1,795,734	141,361	2020	40 Years
Nescopeck, PA	—	428,452	1,362,404	—	428,452	1,362,404	1,790,856	116,372	2020	40 Years
New Milford, PA	—	206,824	1,139,407	4,509	206,824	1,143,916	1,350,740	102,308	2020	40 Years
Orangeville, PA	—	201,441	1,065,583	—	201,441	1,065,583	1,267,024	86,579	2020	40 Years
Port Trevorton, PA	—	143,540	955,027	4,508	143,540	959,535	1,103,075	85,791	2020	40 Years
Tobyhanna, PA	—	181,003	1,066,380	4,508	181,003	1,070,889	1,251,892	95,766	2020	40 Years
Wellsboro, PA	—	165,062	1,091,790	—	165,062	1,091,790	1,256,852	81,884	2020	40 Years
Whitehall, PA	—	1,139,318	2,964,839	697,122	1,139,318	3,661,960	4,801,278	374,768	2020	40 Years
Chapin, SC	—	237,432	1,540,336	—	237,432	1,540,336	1,777,768	131,440	2020	40 Years
Clemson, SC	—	501,288	1,898,545	6,845	501,288	1,905,390	2,406,678	174,397	2020	40 Years
Columbia, SC	—	1,233,052	5,532,637	—	1,233,052	5,532,637	6,765,689	518,445	2020	40 Years
Columbia, SC	—	354,953	1,670,857	—	354,953	1,670,857	2,025,810	135,684	2020	40 Years
Greer, SC	—	426,062	1,800,058	29,426	426,062	1,829,484	2,255,546	177,445	2020	40 Years
Irmo, SC	—	274,327	729,177	—	274,327	729,177	1,003,504	59,246	2020	40 Years
Myrtle Beach, SC	—	858,941	1,377,893	—	858,941	1,377,893	2,236,834	134,919	2020	40 Years
Myrtle Beach, SC	—	389,784	915,150	7,993	389,784	923,143	1,312,927	69,186	2020	40 Years
Pageland, SC	—	305,018	2,185,114	24,897	305,018	2,210,011	2,515,029	169,998	2020	40 Years
Vermillion, SD	—	182,981	1,352,667	209,679	182,981	1,562,346	1,745,327	147,468	2020	40 Years
Yankton, SD	—	197,328	985,756	7,993	197,328	993,749	1,191,077	74,481	2020	40 Years
Cleveland, TN	—	1,060,966	1,508,917	(4,999)	1,055,966	1,508,917	2,564,883	147,748	2020	40 Years
Henderson, TN	—	109,252	705,187	—	109,252	705,187	814,439	57,242	2020	40 Years
Kimball, TN	—	1,509,366	11,782,512	—	1,509,366	11,782,512	13,291,878	1,030,756	2020	40 Years
Knoxville, TN	—	4,110,394	12,554,772	864	4,110,394	12,555,636	16,666,030	1,098,439	2020	40 Years
Knoxville, TN	—	210,544	1,396,261	—	210,544	1,396,261	1,606,805	113,328	2020	40 Years
Lakeland, TN	—	237,682	795,446	—	237,682	795,446	1,033,128	64,576	2020	40 Years
Nashville, TN	—	556,406	980,902	(980,902)	556,406	—	556,406	—	2020	40 Years
Nashville, TN	—	355,577	1,331,745	177,020	355,577	1,508,765	1,864,342	113,940	2020	40 Years
Seymour, TN	—	187,929	1,302,250	—	187,929	1,302,250	1,490,179	111,154	2020	40 Years
Tullahoma, TN	—	1,206,870	9,840,853	12,759	1,206,870	9,853,611	11,060,481	759,427	2020	40 Years
Belton, TX	—	587,479	2,228,889	—	587,479	2,228,889	2,816,368	176,380	2020	40 Years
Comanche, TX	—	93,935	1,213,190	—	93,935	1,213,190	1,307,125	121,319	2020	40 Years
Conroe, TX	—	1,227,703	—	4,880	1,232,583	—	1,232,583	—	2020	
Converse, TX	—	1,425,000	471,349	—	1,425,000	471,349	1,896,349	40,091	2020	40 Years
Converse, TX	—	200,802	1,642,854	8,674	200,802	1,651,528	1,852,330	127,084	2020	40 Years
Cuero, TX	—	361,553	2,937,261	—	361,553	2,937,261	3,298,814	238,597	2020	40 Years
Dayton, TX	—	167,367	1,222,272	11,342	167,367	1,233,614	1,400,981	92,357	2020	40 Years
Devine, TX	—	307,379	1,194,057	—	307,379	1,194,057	1,501,436	97,017	2020	40 Years
El Paso, TX	—	5,085,368	9,188,052	33,706	5,085,368	9,221,758	14,307,126	843,785	2020	40 Years
Euless, TX	—	802,881	1,599,698	—	802,881	1,599,698	2,402,579	139,973	2020	40 Years
Gonzales, TX	—	382,828	2,667,952	—	382,828	2,667,952	3,050,780	216,711	2020	40 Years
Harker Heights, TX	—	659,665	863,417	—	659,665	863,417	1,523,082	70,153	2020	40 Years
Harker Heights, TX	—	1,564,673	806,551	12,204	1,564,673	818,755	2,383,428	61,673	2020	40 Years
Harlingen, TX	—	231,002	2,423,937	197,853	231,002	2,621,790	2,852,792	210,141	2020	40 Years
Houston, TX	—	5,229,809	6,223,821	22,180	5,229,809	6,246,000	11,475,809	532,283	2020	40 Years
Houston, TX	—	812,409	2,365,951	—	812,409	2,365,951	3,178,360	192,170	2020	40 Years
Houston, TX	—	835,464	5,596	17,094	858,154	—	858,154	—	2020	
Humble, TX	—	595,712	2,044,118	(83,862)	511,850	2,044,118	2,555,968	183,019	2020	40 Years
La Feria, TX	—	44,473	1,170,246	6,975	44,473	1,177,221	1,221,694	93,124	2020	40 Years
Lake Jackson, TX	—	898,275	1,791,093	7,992	898,275	1,799,085	2,697,360	134,881	2020	40 Years
Lewisville, TX	—	1,033,074	1,746,113	—	1,033,074	1,746,113	2,779,187	152,785	2020	40 Years
Lubbock, TX	—	332,773	933,072	4,891	332,773	937,963	1,270,736	70,317	2020	40 Years
Lubbock, TX	—	1,884,836	5,897,417	38,387	1,884,836	5,935,804	7,820,640	444,898	2020	40 Years
Mansfield, TX	—	1,116,200	1,554,255	7,992	1,116,200	1,562,247	2,678,447	117,119	2020	40 Years
Mckinney, TX	—	2,304,155	1,862,729	7,993	2,304,155	1,870,722	4,174,877	140,254	2020	40 Years
Rhome, TX	—	477,504	2,267,040	43,781	477,504	2,310,821	2,788,325	172,175	2020	40 Years
Saginaw, TX	—	318,799	734,538	1,020	318,799	735,558	1,054,357	59,654	2020	40 Years
San Antonio, TX	—	947,884	884,952	7,993	947,884	892,945	1,840,829	66,921	2020	40 Years
Terrell, TX	—	1,065,186	3,244,273	—	1,065,186	3,244,273	4,309,459	324,427	2020	40 Years
Tomball, TX	—	789,415	1,258,695	7,993	789,415	1,266,687	2,056,102	94,952	2020	40 Years
Weslaco, TX	—	921,078	2,179,132	(36,040)	921,078	2,143,092	3,064,170	162,751	2020	40 Years
Chester, VA	—	389,357	—	37,083	426,440	—	426,440	—	2020	
Galax, VA	—	160,074	1,185,312	32,976	160,074	1,218,288	1,378,362	93,733	2020	40 Years
Henrico, VA	—	439,174	1,681,279	36,356	439,174	1,717,635	2,156,809	131,031	2020	40 Years
Lynchburg, VA	—	241,396	890,833	12,097	241,396	902,930	1,144,326	67,644	2020	40 Years
Burlington, WI	—	1,121,515	3,220,272	7,994	1,121,515	3,228,266	4,349,781	242,070	2020	40 Years
Germantown, WI	—	617,945	1,199,846	7,994	617,945	1,207,840	1,825,785	90,538	2020	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
Minocqua, WI	—	226,898	2,866,258	680	226,898	2,866,939	3,093,837	226,828	2020	40 Years
Mt. Pleasant, WI	—	1,705,035	14,386,316	—	1,705,035	14,386,316	16,091,351	1,168,742	2020	40 Years
Portage, WI	—	800,764	3,052,566	17,061	800,764	3,069,627	3,870,391	255,083	2020	40 Years
Vienna, WV	—	141,299	1,283,342	—	141,298	1,283,343	1,424,641	128,334	2020	40 Years
Cheyenne, WY	—	884,988	2,104,537	210,757	884,987	2,315,295	3,200,282	177,401	2020	40 Years
Gadsden, AL	—	1,516,549	—	18,095	1,534,644	—	1,534,644	—	2021	
Jasper, AL	—	733,824	5,508,628	—	733,824	5,508,628	6,242,452	309,791	2021	40 Years
Pelham, AL	—	919,330	2,327,831	—	919,330	2,327,831	3,247,161	169,738	2021	40 Years
Theodore, AL	—	121,550	1,211,283	14,504	121,550	1,225,787	1,347,337	61,199	2021	40 Years
Bentonville, AR	—	2,278,930	1,199,562	—	2,278,930	1,199,562	3,478,492	82,455	2021	40 Years
Jonesboro, AR	—	345,738	1,279,134	9,749	345,738	1,288,883	1,634,621	64,383	2021	40 Years
Little Rock, AR	—	2,050,887	1,527,796	—	2,050,887	1,527,796	3,578,683	95,348	2021	40 Years
Springdale, AR	—	1,331,671	1,696,714	—	1,331,671	1,696,714	3,028,385	98,959	2021	40 Years
Avondale, AZ	—	399,574	2,237,087	12,740	399,574	2,249,828	2,649,402	112,412	2021	40 Years
Winslow, AZ	—	375,135	999,436	—	375,135	999,436	1,374,571	62,366	2021	40 Years
Colton, CA	—	2,917,244	6,274,140	214	2,917,244	6,274,355	9,191,599	457,463	2021	40 Years
Colton, CA	—	904,398	—	214	904,612	—	904,612	—	2021	
Elk Grove, CA	—	1,692,244	3,387,901	—	1,692,244	3,387,901	5,080,145	247,034	2021	40 Years
Pleasant Hill, CA	—	17,618,136	—	—	17,618,136	—	17,618,136	—	2021	
Sacramento, CA	—	2,962,751	14,367,331	4,194	2,962,751	14,371,525	17,334,276	748,371	2021	40 Years
Van Nuys, CA	—	10,821,454	6,196,785	123,312	10,821,454	6,320,098	17,141,552	321,825	2021	40 Years
Silverthorne, CO	—	4,368,862	6,781,801	440,130	4,368,862	7,221,931	11,590,793	349,017	2021	40 Years
Colchester, CT	—	503,706	5,280,982	—	503,706	5,280,982	5,784,688	352,066	2021	40 Years
Orange, CT	—	2,155,182	2,723,325	3,000	2,155,182	2,726,325	4,881,507	167,539	2021	40 Years
Stratford, CT	—	993,610	6,285,488	—	993,610	6,285,488	7,279,098	353,508	2021	40 Years
Wallingford, CT	—	4,598,776	19,587,021	2,205	4,598,776	19,589,226	24,188,002	1,183,334	2021	40 Years
Wallingford, CT	—	13,491,385	4,628,672	1,939	13,491,385	4,630,612	18,121,997	242,921	2021	40 Years
Bridgeville, DE	—	2,496,605	—	—	2,496,605	—	2,496,605	—	2021	
Daytona Beach, FL	—	3,248,529	—	—	3,248,529	—	3,248,529	—	2021	
Daytona Beach, FL	—	2,949,873	7,123,762	1,834	2,949,873	7,125,597	10,075,470	385,801	2021	40 Years
Fort Walton Beach, FL	—	691,891	1,034,268	18,145	691,891	1,052,413	1,744,304	81,057	2021	40 Years
Hialeah, FL	—	4,971,380	—	5,191	4,976,571	—	4,976,571	—	2021	
Hollywood, FL	—	804,622	3,907,841	285	804,622	3,908,126	4,712,748	244,071	2021	40 Years
Homestead, FL	—	545,581	1,461,745	—	545,581	1,461,745	2,007,326	109,416	2021	40 Years
Jacksonville, FL	—	1,072,558	756,285	—	1,072,558	756,285	1,828,843	51,872	2021	40 Years
Merritt Island, FL	—	422,211	2,372,216	—	422,211	2,372,216	2,794,427	133,377	2021	40 Years
Naples, FL	—	1,453,431	—	—	1,453,431	—	1,453,431	—	2021	
Naples, FL	—	1,190,857	—	—	1,190,857	—	1,190,857	—	2021	
Naples, FL	—	8,035,701	10,505,521	36,672	8,041,301	10,536,593	18,577,894	591,672	2021	40 Years
Orlando, FL	—	1,039,722	—	—	1,039,722	—	1,039,722	—	2021	
Pembroke Pines, FL	—	2,285,774	—	—	2,285,774	—	2,285,774	—	2021	
Sarasota, FL	—	1,178,923	922,936	—	1,178,923	922,936	2,101,859	53,822	2021	40 Years
Tampa, FL	—	439,430	—	44,294	483,724	—	483,724	—	2021	
Vero Beach, FL	—	1,046,780	—	—	1,046,780	—	1,046,780	—	2021	
Yulee, FL	—	2,262,371	7,246,236	—	2,262,371	7,246,236	9,508,607	452,317	2021	40 Years
Athens, GA	—	68,943	6,048,020	28,018	68,943	6,076,038	6,144,981	392,980	2021	40 Years
Buford, GA	—	933,105	1,460,129	136	933,105	1,460,265	2,393,370	90,643	2021	40 Years
Conyers, GA	—	347,441	2,622,249	12,604	347,441	2,634,853	2,982,294	131,664	2021	40 Years
Dublin, GA	—	217,337	605,199	44,294	217,337	649,493	866,830	34,919	2021	40 Years
Gray, GA	—	148,268	1,074,924	—	148,268	1,074,924	1,223,192	71,634	2021	40 Years
Jefferson, GA	—	527,074	931,010	1,836	527,074	932,845	1,459,919	50,414	2021	40 Years
Jonesboro, GA	—	344,270	1,576,064	11,550	344,270	1,587,614	1,931,884	82,540	2021	40 Years
Kingsland, GA	—	185,047	2,599,400	—	185,047	2,599,400	2,784,447	151,558	2021	40 Years
Marietta, GA	—	1,177,865	1,833,593	10,875	1,177,865	1,844,468	3,022,333	133,971	2021	40 Years
Rome, GA	—	1,380,532	—	25,716	1,406,248	—	1,406,248	—	2021	
Stockbridge, GA	—	278,080	1,479,158	46,794	278,080	1,525,952	1,804,032	74,944	2021	40 Years
Thomson, GA	—	257,455	1,291,280	14,423	257,455	1,305,703	1,563,158	65,195	2021	40 Years
Centerville, IA	—	182,203	2,115,086	—	182,203	2,115,086	2,297,289	136,426	2021	40 Years
Des Moines, IA	—	902,749	—	44,294	947,043	—	947,043	—	2021	
Mason City, IA	—	869,564	3,270,795	62,237	869,564	3,333,032	4,202,596	225,199	2021	40 Years
Nampa, ID	—	229,425	1,558,507	—	229,425	1,558,507	1,787,932	94,140	2021	40 Years
Bloomingdale, IL	—	5,377,240	9,661,090	48,794	5,377,240	9,709,883	15,087,123	664,905	2021	40 Years
Bloomington, IL	—	239,089	1,826,238	—	239,089	1,826,238	2,065,327	110,315	2021	40 Years
Bourbonnais, IL	—	1,593,823	1,525,782	1,836	1,593,823	1,527,618	3,121,441	79,512	2021	40 Years
Carbondale, IL	—	496,342	1,025,021	8,125	496,342	1,033,146	1,529,488	60,477	2021	40 Years
Champaign, IL	—	3,112,523	4,504,390	—	3,112,523	4,504,390	7,616,913	253,120	2021	40 Years
Charleston, IL	—	2,650,341	—	25,533	2,675,874	—	2,675,874	—	2021	
Chicago, IL	—	698,854	1,412,178	—	698,854	1,412,178	2,111,032	102,832	2021	40 Years
Coal City, IL	—	453,744	1,080,622	—	453,744	1,080,622	1,534,366	74,120	2021	40 Years
East Dundee, IL	—	1,567,806	—	—	1,567,806	—	1,567,806	—	2021	
East Peoria, IL	—	2,404,155	—	25,533	2,429,688	—	2,429,688	—	2021	
Hampshire, IL	—	3,866,229	—	1,836	3,868,065	—	3,868,065	—	2021	
Huntley, IL	—	2,089,500	—	1,835	2,091,335	—	2,091,335	—	2021	

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
Joliet, IL	—	536,897	3,011,274	—	536,897	3,011,274	3,548,171	212,929	2021	40 Years
Lakemoor, IL	—	987,967	—	—	987,967	—	987,967	—	2021	
Lombard, IL	—	5,480,904	—	1,836	5,482,740	—	5,482,740	—	2021	
Mount Prospect, IL	—	885,540	—	934	886,474	—	886,474	—	2021	
Naperville, IL	—	3,973,788	12,799,047	(403,423)	3,973,788	12,395,624	16,369,412	716,938	2021	40 Years
Rockford, IL	—	563,262	1,471,698	—	563,262	1,471,698	2,034,960	100,946	2021	40 Years
Romeoville, IL	—	4,835,683	—	48,960	4,884,643	—	4,884,643	—	2021	
Schiller Park, IL	—	2,585,445	—	21,801	2,607,246	—	2,607,246	—	2021	
Sheffield, IL	—	217,455	998,824	2,249	217,455	1,001,073	1,218,528	52,093	2021	40 Years
South Chicago Heights, IL	—	205,849	1,452,724	24,942	205,849	1,477,667	1,683,516	88,218	2021	40 Years
South Elgin, IL	—	648,899	3,916,025	2,359	648,899	3,918,384	4,567,283	203,981	2021	40 Years
South Elgin, IL	—	985,408	2,746,744	499,999	985,408	3,246,744	4,232,152	201,404	2021	40 Years
Streator, IL	—	203,924	1,040,180	2,249	203,924	1,042,429	1,246,353	54,247	2021	40 Years
Westchester, IL	—	296,452	1,252,538	—	296,452	1,252,538	1,548,990	73,065	2021	40 Years
Westmont, IL	—	2,284,013	8,912,960	—	2,284,013	8,912,960	11,196,973	630,974	2021	40 Years
Bedford, IN	—	239,065	956,272	2,249	239,065	958,521	1,197,586	49,877	2021	40 Years
Brownsburg, IN	—	329,868	3,033,286	—	329,868	3,033,286	3,363,154	221,177	2021	40 Years
Fort Wayne, IN	—	329,123	1,521,763	10,772	329,123	1,532,535	1,861,658	79,703	2021	40 Years
Granger, IN	—	406,211	1,459,388	—	406,211	1,459,388	1,865,599	97,292	2021	40 Years
Indianapolis, IN	—	362,907	2,710,927	—	362,907	2,710,927	3,073,834	163,765	2021	40 Years
Atchison, KS	—	298,258	1,193,243	12,752	298,258	1,205,996	1,504,254	62,672	2021	40 Years
Kiowa, KS	—	20,642	1,469,150	19,726	20,642	1,488,876	1,509,518	80,713	2021	40 Years
Liberal, KS	—	418,695	6,919,579	—	418,695	6,919,579	7,338,274	418,038	2021	40 Years
Manhattan, KS	—	1,419,099	—	1,835	1,420,934	—	1,420,934	—	2021	
Merriam, KS	—	1,688,893	6,844,926	—	1,688,893	6,844,926	8,533,819	470,442	2021	40 Years
Louisville, KY	—	1,716,439	10,797,925	25,114	1,716,439	10,823,039	12,539,478	540,995	2021	40 Years
Bossier City, LA	—	695,883	1,918,101	339	695,883	1,918,440	2,614,323	135,593	2021	40 Years
Chalmette, LA	—	1,041,287	1,521,346	—	1,041,287	1,521,346	2,562,633	85,460	2021	40 Years
Clinton, LA	—	164,982	1,057,099	—	164,982	1,057,099	1,222,081	77,080	2021	40 Years
Independence, LA	—	273,598	1,022,901	19,305	273,598	1,042,207	1,315,805	51,990	2021	40 Years
Lake Charles, LA	—	976,288	2,744,759	—	976,288	2,744,759	3,721,047	194,255	2021	40 Years
Pineville, LA	—	136,853	1,307,116	—	136,853	1,307,116	1,443,969	96,123	2021	40 Years
Walker, LA	—	90,393	1,383,507	—	90,393	1,383,507	1,473,900	86,389	2021	40 Years
Abington, MA	—	8,465,529	—	—	8,465,529	—	8,465,529	—	2021	
Fall River, MA	—	721,506	5,380,883	—	721,506	5,380,883	6,102,389	358,479	2021	40 Years
Pittsfield, MA	—	1,514,648	16,947,554	—	1,514,648	16,947,554	18,462,202	988,591	2021	40 Years
Springfield, MA	—	4,451,982	—	—	4,451,982	—	4,451,982	—	2021	
Baltimore, MD	—	1,393,361	2,819,672	12,398	1,393,361	2,832,070	4,225,431	147,390	2021	40 Years
Baltimore (Gwynn Oak), MD	—	1,225,061	—	—	1,225,061	—	1,225,061	—	2021	
Bel Air, MD	—	499,309	—	—	499,309	—	499,309	—	2021	
Dundalk, MD	—	746,235	1,564,948	—	746,235	1,564,948	2,311,183	117,157	2021	40 Years
Battle Creek, MI	—	101,794	1,083,512	—	101,794	1,083,512	1,185,306	67,491	2021	40 Years
Battle Creek, MI	—	271,928	1,143,856	1,836	271,928	1,145,692	1,417,620	59,635	2021	40 Years
Grand Rapids, MI	—	925,205	5,848,684	28,275	925,205	5,876,959	6,802,164	382,739	2021	40 Years
Lansing, MI	—	7,204,001	—	409	7,204,410	—	7,204,410	—	2021	
Lansing, MI	—	4,285,184	—	822	4,286,006	—	4,286,006	—	2021	
Okemos, MI	—	4,607,749	5,825,877	—	4,607,749	5,825,877	10,433,626	376,121	2021	40 Years
Saginaw, MI	—	285,004	896,731	8,898	285,004	905,629	1,190,633	45,226	2021	40 Years
Saginaw, MI	—	1,859,019	—	—	1,859,019	—	1,859,019	—	2021	
Saginaw, MI	—	855,000	1,267,920	353,203	855,000	1,621,123	2,476,123	76,287	2021	40 Years
Sterling Heights, MI	—	484,463	2,991,098	148,901	484,463	3,140,000	3,624,463	205,468	2021	40 Years
Taylor, MI	—	403,176	1,862,968	—	403,176	1,862,968	2,266,144	116,339	2021	40 Years
Brooklyn Park, MN	—	2,386,951	2,002,599	—	2,386,951	2,002,599	4,389,550	141,851	2021	40 Years
Burnsville, MN	—	588,062	1,977,978	19,419	588,062	1,997,397	2,585,459	99,749	2021	40 Years
Fridley, MN	—	4,775,640	—	12,102	4,787,742	—	4,787,742	—	2021	
Lakeville, MN	—	1,566,580	2,730,817	—	1,566,580	2,730,817	4,297,397	193,351	2021	40 Years
Oakdale, MN	—	4,800,338	12,814,387	—	4,800,338	12,814,387	17,614,725	880,738	2021	40 Years
Savage, MN	—	1,470,298	1,283,392	—	1,470,298	1,283,392	2,753,690	90,825	2021	40 Years
California, MO	—	62,996	1,479,867	—	62,996	1,479,867	1,542,863	98,589	2021	40 Years
Marshfield, MO	—	795,252	4,724,969	—	795,252	4,724,969	5,520,221	314,782	2021	40 Years
Pevely, MO	—	724,554	1,130,540	—	724,554	1,130,540	1,855,094	80,032	2021	40 Years
Sugar Creek, MO	—	488,219	1,038,408	—	488,219	1,038,408	1,526,627	69,159	2021	40 Years
Byhalia, MS	—	150,179	1,417,039	4,402	150,179	1,421,441	1,571,620	73,956	2021	40 Years
Byram, MS	—	5,279,846	10,832,879	—	5,279,846	10,832,879	16,112,725	699,490	2021	40 Years
Vicksburg, MS	—	705,202	825,075	—	705,202	825,075	1,530,277	46,315	2021	40 Years
Sidney, MT	—	190,517	3,935,720	—	190,517	3,935,720	4,126,237	221,315	2021	40 Years
Cary, NC	—	1,972,755	—	—	1,972,755	—	1,972,755	—	2021	
Cary, NC	—	810,927	—	—	810,927	—	810,927	—	2021	
Charlotte, NC	—	1,344,585	—	—	1,344,585	—	1,344,585	—	2021	
Denver, NC	—	199,637	1,323,072	—	199,637	1,323,072	1,522,709	85,424	2021	40 Years
Denver, NC	—	188,155	702,254	—	188,155	702,254	890,409	45,330	2021	40 Years
Garner, NC	—	545,483	2,714,833	—	545,483	2,714,833	3,260,316	197,957	2021	40 Years
Gastonia, NC	—	261,641	1,033,980	73,894	261,641	1,107,875	1,369,516	84,938	2021	40 Years

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
Hickory, NC	—	417,127	1,548,699	5,836	417,127	1,554,535	1,971,662	84,005	2021	40 Years
High Point, NC	—	367,561	1,427,032	69,492	367,561	1,496,524	1,864,085	114,437	2021	40 Years
Holly Springs, NC	—	1,298,760	—	—	1,298,760	—	1,298,760	—	2021	
Holly Springs, NC	—	996,275	—	—	996,275	—	996,275	—	2021	
Holly Springs, NC	—	1,200,518	—	—	1,200,518	—	1,200,518	—	2021	
Holly Springs, NC	—	1,024,340	—	—	1,024,340	—	1,024,340	—	2021	
Holly Springs, NC	—	1,405,020	—	—	1,405,020	—	1,405,020	—	2021	
Holly Springs, NC	—	1,611,871	—	—	1,611,871	—	1,611,871	—	2021	
Mt. Airy, NC	—	188,167	1,318,013	116,056	188,167	1,434,069	1,622,236	81,711	2021	40 Years
Statesville, NC	—	1,073,746	6,186,151	6,965	1,073,746	6,193,116	7,266,862	464,266	2021	40 Years
Statesville, NC	—	742,521	1,547,361	44,293	742,521	1,591,655	2,334,176	87,916	2021	40 Years
Wilmington, NC	—	1,387,879	—	—	1,387,879	—	1,387,879	—	2021	
Bottineau, ND	—	680,781	2,851,784	22,314	680,781	2,874,097	3,554,878	149,500	2021	40 Years
Blair, NE	—	65,927	1,171,950	—	65,927	1,171,950	1,237,877	68,261	2021	40 Years
Crete, NE	—	283,765	4,583,875	1,835	283,765	4,585,710	4,869,475	248,278	2021	40 Years
Valentine, NE	—	30,526	1,276,252	2,500	30,526	1,278,752	1,309,278	66,550	2021	40 Years
Wayne, NE	—	24,660	1,211,103	—	24,660	1,211,103	1,235,763	70,545	2021	40 Years
Hooksett, NH	—	2,474,821	—	—	2,474,821	—	2,474,821	—	2021	
Hooksett, NH	—	3,660,471	—	—	3,660,471	—	3,660,471	—	2021	
Bellmawr, NJ	—	3,517,630	—	—	3,517,630	—	3,517,630	—	2021	
East Hanover, NJ	—	2,424,060	—	153	2,424,213	—	2,424,213	—	2021	
East Hanover, NJ	—	6,185,969	6,748,014	153	6,185,969	6,748,167	12,934,136	484,688	2021	40 Years
Eatontown, NJ	—	4,073,886	—	—	4,073,886	—	4,073,886	—	2021	
Elizabeth, NJ	—	1,389,441	—	—	1,389,441	—	1,389,441	—	2021	
Hammonton, NJ	—	4,231,954	—	—	4,231,954	—	4,231,954	—	2021	
Lawrenceville, NJ	—	19,909	—	—	19,909	—	19,909	—	2021	
Lawrenceville, NJ	—	12,118	—	(88,104)	(75,986)	—	(75,986)	—	2021	
Lawrenceville, NJ	—	—	1,111,855	—	—	1,111,855	1,111,855	78,562	2021	40 Years
Lawrenceville, NJ	—	19,909	—	—	19,909	—	19,909	—	2021	
Lawrenceville, NJ	—	19,909	—	—	19,909	—	19,909	—	2021	
North Plainfield, NJ	—	1,189,310	1,655,062	—	1,189,310	1,655,062	2,844,372	113,697	2021	40 Years
Parsippany, NJ	—	4,683,017	—	—	4,683,017	—	4,683,017	—	2021	
Parsippany, NJ	—	896,104	1,977,903	—	896,104	1,977,903	2,874,007	123,619	2021	40 Years
Parsippany, NJ	—	20,901,499	—	11,676	20,901,499	11,676	20,913,175	1,168	2021	40 Years
Pennsauken, NJ	—	3,731,685	—	(74,044)	3,657,641	—	3,657,641	—	2021	
Randolph, NJ	—	3,550,608	—	—	3,550,608	—	3,550,608	—	2021	
Upper Deerfield, NJ	—	194,607	1,729,659	12,085	194,607	1,741,743	1,936,350	101,408	2021	40 Years
Whippany, NJ	—	3,557,958	—	—	3,557,958	—	3,557,958	—	2021	
Woodbine, NJ	—	354,591	1,545,735	—	354,591	1,545,735	1,900,326	115,716	2021	40 Years
Woodbridge, NJ	—	737,212	2,644,765	—	737,212	2,644,765	3,381,977	182,854	2021	40 Years
Albuquerque, NM	—	2,812,052	—	—	2,812,052	—	2,812,052	—	2021	
Albuquerque, NM	—	433,221	1,163,623	—	433,221	1,163,623	1,596,844	72,591	2021	40 Years
Albuquerque, NM	—	698,506	3,183,377	22,723	698,506	3,206,100	3,904,606	166,794	2021	40 Years
Espanola, NM	—	5,630,895	—	1,835	5,632,730	—	5,632,730	—	2021	
Kingston, NY	—	515,184	3,795,511	81,585	515,184	3,877,096	4,392,280	223,076	2021	40 Years
New Rochelle, NY	—	14,519,339	21,244,741	(175)	14,519,339	21,244,566	35,763,905	1,375,941	2021	40 Years
Niagara Falls, NY	—	353,653	6,062,345	—	353,653	6,062,345	6,415,998	416,600	2021	40 Years
North Babylon, NY	—	2,090,724	—	14,709	2,105,433	—	2,105,433	(3)	2021	
Plattsburgh, NY	—	161,089	2,240,530	9,796	161,089	2,250,327	2,411,416	126,458	2021	40 Years
Rochester, NY	—	1,097,316	7,362,973	—	1,097,316	7,362,973	8,460,289	505,847	2021	40 Years
Scarsdale, NY	—	886,492	1,108,577	—	886,492	1,108,577	1,995,069	62,277	2021	40 Years
Wappingers Falls, NY	—	595,962	3,792,944	—	595,962	3,792,944	4,388,906	252,863	2021	40 Years
Bedford, OH	—	222,469	1,643,801	—	222,469	1,643,801	1,866,270	95,709	2021	40 Years
Canton, OH	—	289,416	1,625,007	4,401	289,416	1,629,409	1,918,825	84,788	2021	40 Years
Chesapeake, OH	—	314,084	2,102,730	96,500	314,084	2,199,230	2,513,314	162,872	2021	40 Years
Columbus, OH	—	1,009,008	—	—	1,009,008	—	1,009,008	—	2021	
Dayton, OH	—	168,736	1,738,910	—	168,736	1,738,910	1,907,646	97,697	2021	40 Years
Fairview Park, OH	—	1,445,514	5,043,700	144,115	1,445,514	5,187,814	6,633,328	263,890	2021	40 Years
Gallipolis, OH	—	818,390	2,159,967	—	818,390	2,159,967	2,978,357	157,395	2021	40 Years
Geneva, OH	—	193,381	1,317,460	—	193,381	1,317,460	1,510,841	76,726	2021	40 Years
Groveport, OH	—	386,687	1,166,510	668	386,687	1,167,178	1,553,865	77,652	2021	40 Years
Hilliard, OH	—	1,030,560	—	—	1,030,560	—	1,030,560	—	2021	
Hilliard, OH	—	1,152,478	—	—	1,152,478	—	1,152,478	—	2021	
Hilliard, OH	—	1,041,080	—	—	1,041,080	—	1,041,080	—	2021	
Hilliard, OH	—	707,910	—	(68)	707,842	—	707,842	—	2021	
Hilliard, OH	—	1,428,428	—	—	1,428,428	—	1,428,428	—	2021	
Mentor, OH	—	484,808	2,222,441	10,946	484,808	2,233,387	2,718,195	111,601	2021	40 Years
Milford Center, OH	—	193,215	924,186	12,483	193,215	936,670	1,129,885	46,756	2021	40 Years
New Lexington, OH	—	670,811	2,171,553	—	670,811	2,171,553	2,842,364	158,240	2021	40 Years
Octa, OH	—	3,303,590	—	1,835	3,305,425	—	3,305,425	—	2021	
Pataskala, OH	—	626,985	1,071,479	—	626,985	1,071,479	1,698,464	62,411	2021	40 Years
Reynoldsburg, OH	—	1,986,486	—	5,881	1,992,367	—	1,992,367	—	2021	
Rocky River, OH	—	4,045,087	—	—	4,045,087	—	4,045,087	—	2021	

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
Rocky River, OH	—	2,151,951	—	20,215	2,172,166	—	2,172,166	—	2021	
Rocky River, OH	—	1,372,577	—	20,215	1,392,792	—	1,392,792	—	2021	
Sidney, OH	—	45,594	1,562,442	—	45,594	1,562,442	1,608,036	91,051	2021	40 Years
Streetsboro, OH	—	199,026	975,438	10,947	199,026	986,385	1,185,411	49,251	2021	40 Years
Toledo, OH	—	4,839,262	6,842,158	—	4,839,262	6,842,158	11,681,420	441,756	2021	40 Years
Urbana, OH	—	4,690,277	6,963,348	—	4,690,277	6,963,348	11,653,625	449,582	2021	40 Years
Winchester, OH	—	259,544	1,236,805	4,402	259,544	1,241,207	1,500,751	64,569	2021	40 Years
Atoka, OK	—	335,303	3,504,781	—	335,303	3,504,781	3,840,084	197,074	2021	40 Years
Stillwater, OK	—	501,114	3,252,177	—	501,114	3,252,177	3,753,291	182,850	2021	40 Years
Tillamook, OR	—	1,491,707	5,261,299	—	1,491,707	5,261,299	6,753,006	328,761	2021	40 Years
Cranberry, PA	—	1,677,064	—	—	1,677,064	—	1,677,064	—	2021	
Dunmore, PA	—	2,386,896	—	—	2,386,896	—	2,386,896	—	2021	
Erie, PA	—	1,545,236	20,023,873	8,447	1,545,236	20,032,320	21,577,556	1,084,981	2021	40 Years
Greenville, PA	—	1,117,096	10,381,185	25,171	1,117,096	10,406,356	11,523,452	520,161	2021	40 Years
Harrisburg, PA	—	1,276,788	—	48,225	1,325,013	—	1,325,013	—	2021	
Philadelphia, PA	—	547,237	1,503,662	—	547,237	1,503,662	2,050,899	103,299	2021	40 Years
Quakertown, PA	—	1,763,324	—	30,834	1,794,158	—	1,794,158	—	2021	
West Mifflin, PA	—	1,275,400	—	—	1,275,400	—	1,275,400	—	2021	
Anderson, SC	—	1,327,346	5,564,166	331,189	1,327,346	5,895,355	7,222,701	345,082	2021	40 Years
Bluffton, SC	—	473,900	3,740,291	—	473,900	3,740,291	4,214,191	210,281	2021	40 Years
Columbia, SC	—	307,888	2,411,359	—	307,888	2,411,359	2,719,247	135,568	2021	40 Years
Fort Mill, SC	—	1,675,276	5,987,483	29,821	1,675,276	6,017,305	7,692,581	325,627	2021	40 Years
Lancaster, SC	—	187,595	991,659	52,829	187,595	1,044,489	1,232,084	60,997	2021	40 Years
Olanta, SC	—	81,182	820,443	—	81,182	820,443	901,625	46,083	2021	40 Years
Sumter, SC	—	305,903	571,538	68,009	305,903	639,547	945,450	39,200	2021	40 Years
Pierre, SD	—	181,579	2,071,921	—	181,579	2,071,921	2,253,500	129,414	2021	40 Years
Watertown, SD	—	561,618	1,596,716	8,458	561,618	1,605,174	2,166,792	80,206	2021	40 Years
Antioch, TN	—	935,614	—	—	935,614	—	935,614	—	2021	
Clarksville, TN	—	238,147	1,331,623	8,200	238,147	1,339,823	1,577,970	97,485	2021	40 Years
Crossville, TN	—	691,538	2,633,769	21,858	691,538	2,655,627	3,347,165	141,249	2021	40 Years
Hendersonville, TN	—	1,724,979	—	—	1,724,979	—	1,724,979	—	2021	
Hermitage, TN	—	722,734	—	—	722,734	—	722,734	—	2021	
Jackson, TN	—	1,730,483	3,100,154	2,500	1,730,483	3,102,654	4,833,137	174,305	2021	40 Years
Knoxville, TN	—	1,762,166	3,753,566	—	1,762,166	3,753,566	5,515,732	234,575	2021	40 Years
Lakesite, TN	—	834,052	999,412	—	834,052	999,412	1,833,464	68,637	2021	40 Years
Madison, TN	—	797,234	—	—	797,234	—	797,234	—	2021	
Murfreesboro, TN	—	1,191,176	—	—	1,191,176	—	1,191,176	—	2021	
Nashville, TN	—	669,035	—	—	669,035	—	669,035	—	2021	
Smyrna, TN	—	2,059,771	—	—	2,059,771	—	2,059,771	—	2021	
Amarillo, TX	—	1,479,874	3,920,015	30,414	1,479,874	3,950,429	5,430,303	213,434	2021	40 Years
Baytown, TX	—	5,245,019	13,452,319	—	5,245,019	13,452,319	18,697,338	868,662	2021	40 Years
Burleson, TX	—	1,899,691	1,955,961	—	1,899,691	1,955,961	3,855,652	130,370	2021	40 Years
Cypress, TX	—	621,351	—	—	621,351	—	621,351	—	2021	
El Paso, TX	—	1,290,305	4,701,339	—	1,290,305	4,701,339	5,991,644	332,825	2021	40 Years
El Paso, TX	—	4,640,263	—	—	4,640,263	—	4,640,263	—	2021	
Kerrville, TX	—	629,024	2,862,560	27,659	629,024	2,890,219	3,519,243	178,910	2021	40 Years
Midland, TX	—	3,506,179	1,938,388	—	3,506,179	1,938,388	5,444,567	121,125	2021	40 Years
Monahans, TX	—	783,242	2,930,495	2,500	783,242	2,932,995	3,716,237	146,634	2021	40 Years
Odessa, TX	—	2,378,043	1,905,793	—	2,378,043	1,905,793	4,283,836	119,088	2021	40 Years
Odessa, TX	—	2,256,629	1,689,906	—	2,256,629	1,689,906	3,946,535	105,595	2021	40 Years
Odessa, TX	—	2,365,571	1,566,637	—	2,365,571	1,566,637	3,932,208	97,891	2021	40 Years
Richmond, TX	—	478,530	2,624,852	—	478,530	2,624,852	3,103,382	158,565	2021	40 Years
Shenandoah, TX	—	2,293,709	—	—	2,293,709	—	2,293,709	—	2021	
Spring, TX	—	1,886,748	1,930,279	—	1,886,748	1,930,279	3,817,027	112,600	2021	40 Years
Texarkana, TX	—	1,312,692	2,124,343	12,218	1,312,692	2,136,561	3,449,253	145,720	2021	40 Years
White Oak, TX	—	120,160	1,224,831	468	120,160	1,225,299	1,345,459	76,321	2021	40 Years
Orem, UT	—	764,062	2,054,014	—	764,062	2,054,014	2,818,076	149,772	2021	40 Years
Charlottesville, VA	—	1,364,219	—	—	1,364,219	—	1,364,219	—	2021	
Chester, VA	—	646,751	4,938,519	—	646,751	4,938,519	5,585,270	339,441	2021	40 Years
Lynchburg, VA	—	2,102,839	6,892,262	—	2,102,839	6,892,262	8,995,101	472,681	2021	40 Years
Manassas, VA	—	3,659,187	3,746,418	—	3,659,187	3,746,418	7,405,605	249,761	2021	40 Years
Newport News, VA	—	287,461	2,086,888	11,460	287,461	2,098,348	2,385,809	104,846	2021	40 Years
Wytheville, VA	—	450,045	—	—	450,045	—	450,045	—	2021	
Lakewood, WA	—	788,705	2,937,767	—	788,705	2,937,767	3,726,472	184,243	2021	40 Years
Port Angeles, WA	—	476,652	5,940,135	—	476,652	5,940,135	6,416,787	364,127	2021	40 Years
Puyallup, WA	—	1,626,445	2,757,598	—	1,626,445	2,757,598	4,384,043	172,225	2021	40 Years
Roy, WA	—	327,278	1,862,388	—	327,278	1,862,388	2,189,666	116,348	2021	40 Years
Antigo, WI	—	150,406	907,287	1,835	150,406	909,122	1,059,528	49,124	2021	40 Years
Brown Deer, WI	—	413,053	2,893,299	25,988	413,053	2,919,287	3,332,340	145,802	2021	40 Years
Eau Claire, WI	—	2,897,122	6,600,361	—	2,897,122	6,600,361	9,497,483	454,708	2021	40 Years
Milwaukee, WI	—	63,728	1,834,352	—	63,728	1,834,352	1,898,080	110,768	2021	40 Years
Sheboygan, WI	—	373,040	3,470,250	8,476	373,040	3,478,726	3,851,766	188,278	2021	40 Years
Athens, WV	—	416,517	1,472,494	—	416,517	1,472,494	1,889,011	107,267	2021	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Beckley, WV	—	663,138	2,263,526	—	663,138	2,263,526	2,926,664	167,814	2021	40 Years
Buckhannon, WV	—	469,129	1,853,528	151,900	469,129	2,005,428	2,474,557	150,241	2021	40 Years
Elkins, WV	—	397,225	1,832,516	—	397,225	1,832,516	2,229,741	133,518	2021	40 Years
Huntington, WV	—	447,207	1,851,268	—	447,207	1,851,268	2,298,475	137,143	2021	40 Years
Huntington, WV	—	572,162	1,386,007	—	572,162	1,386,007	1,958,169	103,633	2021	40 Years
Princeton, WV	—	778,229	2,357,830	—	778,229	2,357,830	3,136,059	171,823	2021	40 Years
Princeton, WV	—	233,205	1,245,497	—	233,205	1,245,497	1,478,702	75,229	2021	40 Years
Bessemer, AL	—	319,436	1,007,258	—	319,436	1,007,258	1,326,694	44,067	2022	40 Years
Blountsville, AL	—	231,165	1,316,448	—	231,165	1,316,448	1,547,613	46,117	2022	40 Years
Clayton, AL	—	305,323	1,199,107	3,009	305,323	1,202,116	1,507,439	42,614	2022	40 Years
Foley, AL	—	876,745	1,662,760	—	876,745	1,662,760	2,539,505	63,445	2022	40 Years
Grant, AL	—	77,433	1,188,768	—	77,433	1,188,768	1,266,201	43,339	2022	40 Years
Hoover, AL	—	1,548,554	1,351,397	—	1,548,554	1,351,397	2,899,951	38,743	2022	40 Years
Madison, AL	—	1,317,052	1,381,193	—	1,317,052	1,381,193	2,698,245	42,407	2022	40 Years
Mobile, AL	—	81,304	1,526,990	—	81,304	1,526,990	1,608,294	66,914	2022	40 Years
Talladega, AL	—	903,998	2,044,842	35,677	907,712	2,076,805	2,984,517	58,025	2022	40 Years
Springdale, AR	—	568,164	3,133,875	—	568,164	3,133,875	3,702,039	137,107	2022	40 Years
Coal Hill, AR	—	134,620	1,378,371	7,300	134,620	1,385,671	1,520,291	57,992	2022	40 Years
Conway, AR	—	357,768	2,955,854	—	357,768	2,955,854	3,313,622	106,922	2022	40 Years
Fort Smith, AR	—	50,300	2,378,776	26,235	50,300	2,405,011	2,455,311	89,363	2022	40 Years
Lincoln, AR	—	318,811	1,269,472	—	318,811	1,269,472	1,588,283	40,978	2022	40 Years
Little Rock, AR	—	369,985	4,260,606	12,795	369,985	4,273,401	4,643,386	159,808	2022	40 Years
Pine Bluff, AR	—	216,373	391,093	—	216,373	391,093	607,466	14,666	2022	40 Years
Russellville, AR	—	176,925	481,057	15	176,925	481,072	657,997	17,957	2022	40 Years
Springdale, AR	—	1,333,032	2,929,959	15,074	1,333,032	2,945,032	4,278,064	109,929	2022	40 Years
Glendale, AZ	—	3,552,730	3,229,514	8,381	3,552,730	3,237,895	6,790,625	109,929	2022	40 Years
Phoenix, AZ	—	1,393,147	3,822,282	48,359	1,393,147	3,870,640	5,263,787	143,698	2022	40 Years
Tolleson, AZ	—	2,091,545	4,359,819	21,687	2,091,545	4,381,506	6,473,051	137,595	2022	40 Years
Bakersfield, CA	—	1,205,283	3,010,596	12,716	1,205,283	3,023,312	4,228,595	97,569	2022	40 Years
La Cañada, CA	—	1,921,417	457,495	15	1,921,417	457,509	2,378,926	17,073	2022	40 Years
Ontario, CA	—	3,173,695	2,567,059	15	3,173,695	2,567,074	5,740,769	96,182	2022	40 Years
Riverside, CA	—	3,081,078	14,365,552	34,500	3,081,078	14,400,052	17,481,130	600,036	2022	40 Years
Stockton, CA	—	1,275,187	945,420	—	1,275,187	945,420	2,220,607	43,553	2022	40 Years
Turlock, CA	—	487,463	2,212,222	—	487,463	2,212,222	2,699,685	71,041	2022	40 Years
Turlock, CA	—	1,200,474	4,510,849	—	1,200,474	4,510,849	5,711,323	137,441	2022	40 Years
Turlock, CA	—	1,086,480	5,124,804	—	1,086,480	5,124,804	6,211,284	193,536	2022	40 Years
Vallejo, CA	—	2,769,671	2,513,905	—	2,769,671	2,513,905	5,283,576	112,361	2022	40 Years
Windsor Hill, CA	—	3,332,206	2,100,596	—	3,332,206	2,100,596	5,432,802	102,777	2022	40 Years
Middletown, CT	—	2,143,995	2,943,499	—	2,143,995	2,943,499	5,087,494	140,730	2022	40 Years
Waterbury, CT	—	972,505	2,058,031	—	972,505	2,058,031	3,030,536	80,321	2022	40 Years
West Hartford, CT	—	852,020	5,066,206	234,600	852,020	5,300,806	6,152,826	225,799	2022	40 Years
West Hartford, CT	—	4,044,465	14,245,446	4,996	4,044,465	14,250,442	18,294,907	600,959	2022	40 Years
Wethersfield, CT	—	553,394	1,132,300	—	553,394	1,132,300	1,685,694	42,461	2022	40 Years
Wethersfield, CT	—	933,446	1,502,866	30	933,446	1,502,895	2,436,341	56,192	2022	40 Years
Millsboro, DE	—	6,857,716	—	—	6,857,716	—	6,857,716	—	2022	
Ocala, FL	—	204,589	1,703,533	—	204,589	1,703,533	1,908,122	74,529	2022	40 Years
Palm Coast, FL	—	479,504	984,850	—	479,504	984,850	1,464,354	47,118	2022	40 Years
Panama City, FL	—	1,998,986	1,409,662	—	1,998,986	1,409,662	3,408,648	61,673	2022	40 Years
Sanford, FL	—	3,590,819	2,515,568	—	3,590,819	2,515,568	6,106,387	110,056	2022	40 Years
Trenton, FL	—	430,460	2,288,147	15,700	430,460	2,303,847	2,734,307	100,412	2022	40 Years
Chiefland, FL	—	489,309	1,306,132	225,812	489,309	1,531,945	2,021,254	72,880	2022	40 Years
Coral Gables, FL	—	3,127,647	272,255	15	3,127,647	272,270	3,399,917	10,127	2022	40 Years
Crestview, FL	—	961,109	1,044,147	—	961,109	1,044,147	2,005,256	38,323	2022	40 Years
Destin, FL	—	1,830,319	780,173	—	1,830,319	780,173	2,610,492	24,172	2022	40 Years
Gainesville, FL	—	1,173,553	517,450	15	1,173,553	517,465	1,691,018	19,322	2022	40 Years
Gainesville, FL	—	2,544,415	5,881,080	16,562	2,544,415	5,897,642	8,442,057	186,425	2022	40 Years
Hollywood, FL	—	927,500	1,351,709	15	927,500	1,351,724	2,279,224	50,607	2022	40 Years
Homestead, FL	—	1,021,155	735,752	15	1,021,155	735,767	1,756,922	27,508	2022	40 Years
Jacksonville Beach, FL	—	1,130,336	991,755	15	1,130,336	991,770	2,122,106	37,108	2022	40 Years
Jacksonville, FL	—	1,057,416	1,007,440	—	1,057,416	1,007,440	2,064,856	37,779	2022	40 Years
Jacksonville, FL	—	1,185,978	1,025,426	—	1,185,978	1,025,426	2,211,404	38,453	2022	40 Years
Jacksonville, FL	—	235,155	3,784,135	151,789	235,155	3,935,924	4,171,079	143,302	2022	40 Years
Jacksonville, FL	—	216,803	1,400,601	—	216,803	1,400,601	1,617,404	54,799	2022	40 Years
Jacksonville, FL	—	415,780	1,668,994	—	415,780	1,668,994	2,084,774	60,329	2022	40 Years
Lake Butler, FL	—	503,163	1,360,333	—	503,163	1,360,333	1,863,496	52,508	2022	40 Years
Marco Island, FL	—	1,350,573	504,251	23,968	1,350,573	528,219	1,878,792	18,467	2022	40 Years
Melbourne, FL	—	653,912	961,132	—	653,912	961,132	1,615,044	34,673	2022	40 Years
Miami, FL	—	2,700,553	1,142,400	15	2,700,553	1,142,414	3,842,967	42,757	2022	40 Years
North Palm Beach, FL	—	662,025	950,514	15	662,025	950,529	1,612,554	35,562	2022	40 Years
Pensacola, FL	—	536,059	1,628,848	—	536,059	1,628,848	2,164,907	54,165	2022	40 Years
Tallahassee, FL	—	336,533	2,677,778	3,740	336,533	2,681,517	3,018,050	69,793	2022	40 Years
Vero Beach, FL	—	1,037,380	1,397,227	15	1,037,380	1,397,242	2,434,622	52,313	2022	40 Years
West Palm Beach, FL	—	2,925,553	264,350	15	2,925,553	264,364	3,189,917	9,830	2022	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
Winter Springs, FL	—	1,606,141	873,427	15	1,606,141	873,441	2,479,582	32,671	2022	40 Years
New Port Richey, FL	—	791,096	2,857,431	(645,627)	145,469	2,857,431	3,002,900	92,259	2022	40 Years
Calhoun, GA	—	370,237	1,896,447	—	370,237	1,896,447	2,266,684	90,781	2022	40 Years
Chula, GA	—	316,673	949,483	—	316,673	949,483	1,266,156	45,405	2022	40 Years
Perry, GA	—	567,281	11,880,078	—	567,281	11,880,078	12,447,359	519,465	2022	40 Years
Surrency, GA	—	399,599	853,287	—	399,599	853,287	1,252,886	40,809	2022	40 Years
Swainsboro, GA	—	113,339	2,874,987	15,400	113,339	2,890,387	3,003,726	125,909	2022	40 Years
Augusta, GA	—	72,851	1,604,212	15	72,851	1,604,226	1,677,077	60,075	2022	40 Years
Augusta, GA	—	199,100	1,794,406	—	199,100	1,794,406	1,993,506	64,957	2022	40 Years
Bremen, GA	—	203,102	5,264,118	—	203,102	5,264,118	5,467,220	182,475	2022	40 Years
Canton, GA	—	3,078,088	6,862,199	—	3,078,088	6,862,199	9,940,287	235,694	2022	40 Years
Dawsonville, GA	—	264,759	1,005,563	—	264,759	1,005,563	1,270,322	32,400	2022	40 Years
Edison, GA	—	397,493	1,253,203	3,009	397,493	1,256,213	1,653,706	40,410	2022	40 Years
Hephzibah, GA	—	109,510	1,460,599	—	109,510	1,460,599	1,570,109	57,281	2022	40 Years
Newman, GA	—	1,619,186	5,272,513	—	1,619,186	5,272,513	6,891,699	190,733	2022	40 Years
Pooler, GA	—	736,451	2,777,892	—	736,451	2,777,892	3,514,343	108,845	2022	40 Years
Statesboro, GA	—	723,713	1,146,114	—	723,713	1,146,114	1,869,827	42,001	2022	40 Years
Bettendorf, IA	—	1,314,298	3,229,705	3,734	1,318,012	3,229,725	4,547,737	107,752	2022	40 Years
Bettendorf, IA	—	280,575	1,114,056	3,734	284,289	1,114,076	1,398,365	30,940	2022	40 Years
Bettendorf, IA	—	248,576	—	3,734	252,311	—	252,311	—	2022	
Corning, IA	—	30,145	1,365,946	2,204	30,145	1,368,151	1,398,296	49,938	2022	40 Years
Fredericksburg, IA	—	30,004	1,280,340	2,204	30,004	1,282,544	1,312,548	46,411	2022	40 Years
Weiser, ID	—	76,942	1,488,028	—	76,942	1,488,028	1,564,970	46,672	2022	40 Years
Hainesville, IL	—	3,130,195	1,216,373	5,000	3,130,195	1,221,373	4,351,568	60,777	2022	40 Years
O'Fallon, IL	—	893,771	2,322,875	—	893,771	2,322,875	3,216,646	111,184	2022	40 Years
Plainfield, IL	—	634,629	959,057	—	634,629	959,057	1,593,686	41,907	2022	40 Years
Bellwood, IL	—	1,441,254	—	—	1,441,254	—	1,441,254	—	2022	
Calumet City, IL	—	434,232	939,480	23,400	434,232	962,880	1,397,112	28,074	2022	40 Years
Chicago, IL	—	673,631	950,418	—	673,631	950,418	1,624,049	32,093	2022	40 Years
Cicero, IL	—	371,928	1,410,440	—	371,928	1,410,440	1,782,368	49,709	2022	40 Years
Elgin, IL	—	860,328	1,964,892	—	860,328	1,964,892	2,825,220	62,115	2022	40 Years
Franklin Park, IL	—	444,444	1,411,881	—	444,444	1,411,881	1,856,325	45,194	2022	40 Years
Hoffman Estates, IL	—	529,309	3,946,239	67,180	529,309	4,013,419	4,542,728	134,694	2022	40 Years
Lansing, IL	—	200,857	2,082,566	450	200,857	2,083,016	2,283,873	71,453	2022	40 Years
Lynwood, IL	—	97,956	1,148,587	1,119	97,956	1,149,706	1,247,662	33,951	2022	40 Years
Markham, IL	—	2,638,402	—	—	2,638,402	—	2,638,402	—	2022	
Naperville, IL	—	3,749,690	—	—	3,749,690	—	3,749,690	—	2022	
Pecatonica, IL	—	187,658	1,302,630	1,119	187,658	1,303,749	1,491,407	38,571	2022	40 Years
Romeoville, IL	—	3,564,144	3,088,724	—	3,564,144	3,088,724	6,652,868	103,205	2022	40 Years
Round Lake Beach, IL	—	625,866	2,657,522	9,542	625,866	2,667,064	3,292,930	90,728	2022	40 Years
Roxana, IL	—	391,797	1,575,658	26,996	391,797	1,602,654	1,994,451	41,569	2022	40 Years
South Elgin, IL	—	618,840	2,908,118	2,233,033	650,936	5,109,054	5,759,990	107,722	2022	40 Years
Tinley Park, IL	—	408,954	1,262,396	47,005	408,954	1,309,401	1,718,355	82,745	2022	40 Years
Waukegan, IL	—	883,882	1,323,127	9,917	883,882	1,333,044	2,216,926	36,807	2022	40 Years
Greenfield, IN	—	366,213	651,652	—	366,213	651,652	1,017,865	28,376	2022	40 Years
Winchester, IN	—	91,925	2,351,576	155,700	91,925	2,507,276	2,599,201	121,937	2022	40 Years
Attica, IN	—	475,447	1,730,232	12,165	475,447	1,742,397	2,217,844	49,157	2022	40 Years
Boswell, IN	—	78,218	1,268,380	2,364	78,218	1,270,744	1,348,962	46,296	2022	40 Years
DeMotte, IN	—	421,240	1,318,829	—	421,240	1,318,829	1,740,069	55,762	2022	40 Years
Evansville, IN	—	140,334	810,428	—	140,334	810,428	950,762	42,324	2022	40 Years
Indianapolis, IN	—	432,264	3,657,559	270,809	435,978	3,924,654	4,360,632	115,116	2022	40 Years
Kentland, IN	—	60,638	1,336,242	—	60,638	1,336,242	1,396,880	42,622	2022	40 Years
Merrillville, IN	—	202,967	1,406,373	—	202,967	1,406,373	1,609,340	46,198	2022	40 Years
Switz City, IN	—	78,568	1,355,225	2,364	78,568	1,357,589	1,436,157	49,416	2022	40 Years
Lansing, KS	—	626,782	2,546,877	—	626,782	2,546,877	3,173,659	116,657	2022	40 Years
Goddard, KS	—	590,138	3,000,737	90,458	590,138	3,091,194	3,681,332	105,245	2022	40 Years
Kansas City, KS	—	175,008	624,234	84,823	175,008	709,057	884,065	24,107	2022	40 Years
Lawrence, KS	—	1,205,052	1,279,300	—	1,205,052	1,279,300	2,484,352	60,735	2022	40 Years
Topeka, KS	—	1,434,423	—	—	1,434,423	—	1,434,423	—	2022	
Wichita, KS	—	419,468	1,034,134	7,812	419,468	1,041,945	1,461,413	31,765	2022	40 Years
Edmonton, KY	—	298,674	2,629,815	—	298,674	2,629,815	2,928,489	114,999	2022	40 Years
Brandenburg, KY	—	729,975	1,751,191	—	729,975	1,751,191	2,481,166	90,681	2022	40 Years
Coldiron, KY	—	318,829	1,298,446	3,009	318,829	1,301,455	1,620,284	41,896	2022	40 Years
Louisville, KY	—	356,816	1,154,276	11,555	356,816	1,165,830	1,522,646	32,465	2022	40 Years
Morganfield, KY	—	85,769	1,298,550	—	85,769	1,298,550	1,384,319	52,172	2022	40 Years
Baton Rouge, LA	—	1,198,858	3,163,251	—	1,198,858	3,163,251	4,362,109	144,894	2022	40 Years
Donaldsonville, LA	—	1,007,428	2,228,224	—	1,007,428	2,228,224	3,235,652	97,485	2022	40 Years
Gretna, LA	—	636,981	3,081,276	—	636,981	3,081,276	3,718,257	135,545	2022	40 Years
Plain Dealing, LA	—	120,709	1,234,522	7,300	120,709	1,241,822	1,362,531	53,792	2022	40 Years
Bogalusa, LA	—	2,009,203	2,772,165	—	2,009,203	2,772,165	4,781,368	121,282	2022	40 Years
Campti, LA	—	146,784	1,068,283	—	146,784	1,068,283	1,215,067	47,605	2022	40 Years
Center Point, LA	—	9,988	991,058	—	9,988	991,058	1,001,046	44,837	2022	40 Years
Denham Springs, LA	—	261,591	1,084,538	21,212	261,591	1,105,750	1,367,341	33,349	2022	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Acquisition	Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total			
Erwinville, LA	—	146,236	575,669	25,582	146,236	601,251	747,487	23,913	2022	40 Years
Lafayette/Scott, LA	—	350,159	1,102,175	1,119	350,159	1,103,294	1,453,453	36,194	2022	40 Years
Livingston, LA	—	362,592	952,241	21,212	362,592	973,453	1,336,045	29,279	2022	40 Years
Minden, LA	—	126,902	969,983	8,750	126,902	978,733	1,105,635	42,825	2022	40 Years
Montegut, LA	—	479,549	913,248	21,212	479,549	934,460	1,414,009	28,297	2022	40 Years
Morganza, LA	—	213,888	1,108,087	1,119	213,888	1,109,206	1,323,094	33,443	2022	40 Years
New Iberia, LA	—	314,985	1,072,523	1,119	314,985	1,073,642	1,388,627	32,892	2022	40 Years
St. Martinville, LA	—	415,223	1,056,403	1,119	415,223	1,057,522	1,472,745	34,578	2022	40 Years
Danvers, MA	—	6,043,876	—	6,538	6,050,413	—	6,050,413	—	2022	
Leominster, MA	—	1,975,829	5,144,054	11,300	1,975,829	5,155,354	7,131,183	210,905	2022	40 Years
Saugus, MA	—	3,927,594	1,374,841	13,021	3,927,594	1,387,862	5,315,456	49,477	2022	40 Years
Worcester, MA	—	7,944,877	—	(105)	7,944,772	—	7,944,772	—	2022	
Boonsboro, MD	—	689,063	1,248,800	—	689,063	1,248,800	1,937,863	54,635	2022	40 Years
Cumberland, MD	—	485,641	1,377,264	—	485,641	1,377,264	1,862,905	60,255	2022	40 Years
Germantown, MD	—	4,341,903	1,717,868	—	4,341,903	1,717,868	6,059,771	82,224	2022	40 Years
Hagerstown, MD	—	599,602	1,224,097	—	599,602	1,224,097	1,823,699	53,517	2022	40 Years
Joppa, MD	—	1,911,100	2,626,946	—	1,911,100	2,626,946	4,538,046	137,442	2022	40 Years
Lonaconing, MD	—	440,782	1,388,381	—	440,782	1,388,381	1,829,163	60,742	2022	40 Years
Rockville, MD	—	4,685,563	1,554,020	—	4,685,563	1,554,020	6,239,583	74,373	2022	40 Years
Westover, MD	—	167,135	1,304,045	—	167,135	1,304,045	1,471,180	62,395	2022	40 Years
Glen Burnie, MD	—	1,090,535	—	3,726	1,094,261	—	1,094,261	—	2022	
Glen Burnie, MD	—	1,709,572	—	—	1,709,572	—	1,709,572	—	2022	
Timonium, MD	—	5,253,016	9,838,428	—	5,253,016	9,838,428	15,091,444	476,200	2022	40 Years
Van Buren, ME	—	82,988	1,175,321	1,600	82,988	1,176,921	1,259,909	68,434	2022	40 Years
DeWitt, MI	—	440,264	1,732,240	13,521	440,264	1,745,761	2,186,025	75,817	2022	40 Years
Whitmore Lake, MI	—	2,197,350	—	—	2,197,350	—	2,197,350	—	2022	
Lenox, MI	—	107,860	1,244,579	—	107,860	1,244,579	1,352,439	57,000	2022	40 Years
St. Helen, MI	—	70,353	1,396,479	—	70,353	1,396,479	1,466,832	64,005	2022	40 Years
Boyne City, MI	—	486,215	3,184,228	5,600	486,215	3,189,828	3,676,043	113,937	2022	40 Years
Brimley, MI	—	62,229	820,252	—	62,229	820,252	882,481	39,021	2022	40 Years
Clawson, MI	—	860,422	1,382,251	—	860,422	1,382,251	2,242,673	47,859	2022	40 Years
Davisburg, MI	—	120,838	1,515,277	287	120,838	1,515,564	1,636,402	53,685	2022	40 Years
East China, MI	—	59,309	1,577,989	159	59,309	1,578,148	1,637,457	56,741	2022	40 Years
Grandville, MI	—	706,193	7,506,131	24,174	706,193	7,530,305	8,236,498	235,875	2022	40 Years
Grandville, MI	—	3,938,089	4,173,417	11,644	3,941,803	4,181,346	8,123,149	108,855	2022	40 Years
Grayling, MI	—	101,381	1,355,174	2,204	101,381	1,357,378	1,458,759	49,803	2022	40 Years
Kingsford Heights, MI	—	201,983	1,408,945	287	201,983	1,409,232	1,611,215	51,268	2022	40 Years
Lake Orion, MI	—	508,462	1,373,650	59,658	508,462	1,433,308	1,941,770	49,179	2022	40 Years
Lansing, MI	—	908,568	793,444	44,294	908,568	837,738	1,746,306	37,381	2022	40 Years
Lincoln Park, MI	—	335,839	1,255,710	28,726	335,839	1,284,435	1,620,274	35,273	2022	40 Years
Marquette, MI	—	209,677	2,188,590	7,600	209,677	2,196,190	2,405,867	66,501	2022	40 Years
Midland, MI	—	71,784	1,569,727	287	71,784	1,570,014	1,641,798	56,682	2022	40 Years
Montrose, MI	—	97,689	1,934,430	158,790	97,689	2,093,220	2,190,909	69,485	2022	40 Years
Novi, MI	—	2,090,447	18,266,009	83,999	2,090,447	18,350,008	20,440,455	733,185	2022	40 Years
Otter Lake, MI	—	154,390	1,405,532	159	154,390	1,405,692	1,560,082	51,443	2022	40 Years
Sault Ste Marie, MI	—	239,906	1,007,077	—	239,906	1,007,077	1,246,983	48,499	2022	40 Years
Sebewaing, MI	—	60,259	1,452,542	—	60,259	1,452,542	1,512,801	73,486	2022	40 Years
Walker, MI	—	2,527,449	3,983,896	11,644	2,531,164	3,991,826	6,522,990	103,920	2022	40 Years
Weidman, MI	—	67,968	1,400,386	7,317	67,968	1,407,703	1,475,671	44,634	2022	40 Years
Wyoming, MI	—	3,194,618	4,816,878	11,644	3,198,332	4,824,808	8,023,140	125,612	2022	40 Years
Eagan, MN	—	1,297,596	2,033,325	—	1,297,596	2,033,325	3,330,921	88,898	2022	40 Years
Maple Grove, MN	—	760,163	9,863,462	54,822	760,163	9,918,284	10,678,447	290,860	2022	40 Years
Mora, MN	—	19,524	1,272,308	2,204	19,524	1,274,513	1,294,037	46,025	2022	40 Years
Winona, MN	—	1,562,225	6,867,512	9,517	1,562,225	6,877,029	8,439,254	257,536	2022	40 Years
Farmington, MO	—	314,078	2,423,544	—	314,078	2,423,544	2,737,622	110,978	2022	40 Years
Excelsior Springs, MO	—	78,699	1,265,762	1,119	78,699	1,266,881	1,345,580	40,729	2022	40 Years
Freeburg, MO	—	72,490	1,213,203	2,364	72,490	1,215,567	1,288,057	45,176	2022	40 Years
Helena, MO	—	67,324	1,237,062	1,119	67,324	1,238,181	1,305,505	39,690	2022	40 Years
Jefferson City, MO	—	1,195,039	3,759,032	12,818	1,195,039	3,771,850	4,966,889	140,074	2022	40 Years
Joplin, MO	—	441,710	2,041,893	27,157	441,710	2,069,049	2,510,759	76,738	2022	40 Years
Joplin, MO	—	108,268	1,980,280	—	108,268	1,980,280	2,088,548	60,820	2022	40 Years
Lake Lafayette, MO	—	106,627	1,178,416	1,119	106,627	1,179,535	1,286,162	38,148	2022	40 Years
Lincoln, MO	—	138,746	1,413,644	5,214	138,746	1,418,858	1,557,604	57,254	2022	40 Years
Springfield, MO	—	1,001,257	5,420,536	15	1,001,257	5,420,550	6,421,807	203,187	2022	40 Years
Clarksdale, MS	—	111,726	1,299,141	—	111,726	1,299,141	1,410,867	62,160	2022	40 Years
De Kalb, MS	—	111,394	981,026	8,650	111,394	989,676	1,101,070	42,796	2022	40 Years
Tupelo, MS	—	443,321	3,834,665	—	443,321	3,834,665	4,277,986	167,766	2022	40 Years
Ashland, MS	—	38,697	1,427,252	—	38,697	1,427,252	1,465,949	71,945	2022	40 Years
Baldwyn, MS	—	29,404	908,970	—	29,404	908,970	938,374	57,886	2022	40 Years
Belzoni, MS	—	67,668	1,137,472	—	67,668	1,137,472	1,205,140	70,828	2022	40 Years
Cleveland, MS	—	—	5,635,242	—	—	5,635,242	5,635,242	181,971	2022	40 Years
Dora, MS	—	77,349	1,277,800	—	77,349	1,277,800	1,355,149	40,807	2022	40 Years
Edinburg - Carthage, MS	—	114,642	1,291,451	—	114,642	1,291,451	1,406,093	52,500	2022	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	Computed (in years)
Ellisville, MS	—	313,192	1,053,746	21,212	313,192	1,074,958	1,388,150	32,267	2022	40 Years
Greenville, MS	—	193,378	1,282,104	12,165	193,378	1,294,269	1,487,647	39,062	2022	40 Years
Richland, MS	—	851,944	8,905,221	943	851,944	8,906,164	9,758,108	287,567	2022	40 Years
Sardis, MS	—	362,033	816,187	—	362,033	816,187	1,178,220	38,809	2022	40 Years
Silver Creek, MS	—	307,453	1,045,870	21,212	307,453	1,067,083	1,374,536	32,092	2022	40 Years
Southaven, MS	—	212,377	1,962,757	—	212,377	1,962,757	2,175,134	63,352	2022	40 Years
Aulander, NC	—	195,098	984,103	—	195,098	984,103	1,179,201	47,064	2022	40 Years
Fayetteville, NC	—	1,605,366	2,566,208	—	1,605,366	2,566,208	4,171,574	133,155	2022	40 Years
Garner, NC	—	2,718,172	2,763,915	—	2,718,172	2,763,915	5,482,087	132,347	2022	40 Years
Garner, NC	—	874,423	1,550,116	—	874,423	1,550,116	2,424,539	73,804	2022	40 Years
Greenville, NC	—	243,002	2,160,494	—	243,002	2,160,494	2,403,496	103,433	2022	40 Years
Kings Mountain, NC	—	509,102	2,258,512	—	509,102	2,258,512	2,767,614	112,623	2022	40 Years
Roxboro, NC	—	256,768	1,218,469	—	256,768	1,218,469	1,475,237	58,294	2022	40 Years
Southern Pines, NC	—	805,577	1,231,351	—	805,577	1,231,351	2,036,928	53,872	2022	40 Years
Angier, NC	—	672,850	1,349,207	—	672,850	1,349,207	2,022,057	47,641	2022	40 Years
Asheboro, NC	—	1,562,706	17,355,572	—	1,562,706	17,355,572	18,918,278	771,481	2022	40 Years
Castalia, NC	—	139,549	1,366,925	—	139,549	1,366,925	1,506,474	47,696	2022	40 Years
Concord, NC	—	1,289,337	15,972,978	—	1,289,337	15,972,978	17,262,315	716,340	2022	40 Years
Flat Rock, NC	—	150,439	846,253	—	150,439	846,253	996,692	30,247	2022	40 Years
North Wilkesboro, NC	—	148,134	1,013,906	3,383	148,134	1,017,289	1,165,423	34,788	2022	40 Years
Salisbury, NC	—	571,426	3,687,049	38,221	571,426	3,725,270	4,296,696	138,533	2022	40 Years
Statesville, NC	—	1,159,344	2,580,515	2,296	1,159,344	2,582,811	3,742,155	99,074	2022	40 Years
Tabor City, NC	—	20,939	1,495,256	9,665	20,939	1,504,921	1,525,860	47,606	2022	40 Years
Wilkesboro, NC	—	509,859	2,478,770	—	509,859	2,478,770	2,988,629	144,556	2022	40 Years
Windsor, NC	—	175,633	1,346,774	—	175,633	1,346,774	1,522,407	53,353	2022	40 Years
Winton - Salem, NC	—	1,772,410	6,666,783	—	1,772,410	6,666,783	8,439,193	310,031	2022	40 Years
West Fargo, ND	—	722,425	776,925	—	722,425	776,924	1,499,349	33,919	2022	40 Years
Lincoln, NE	—	2,350,709	11,189,814	—	2,350,709	11,189,814	13,540,523	489,555	2022	40 Years
Chappell, NE	—	228,961	1,027,400	7,470	228,961	1,034,870	1,263,831	31,216	2022	40 Years
Juniata, NE	—	90,602	1,127,483	7,470	90,602	1,134,953	1,225,555	34,409	2022	40 Years
Pleasantville, NJ	—	872,737	4,130,042	—	872,737	4,130,042	5,002,779	183,646	2022	40 Years
Wrightstown, NJ	—	5,051,058	—	—	5,051,058	—	5,051,058	—	2022	
Deptford, NJ	—	4,637,926	10,426,984	—	4,637,926	10,426,984	15,064,910	463,621	2022	40 Years
Galloway, NJ	—	258,312	1,774,767	1,119	258,312	1,775,886	2,034,198	51,240	2022	40 Years
Mullica Hill, NJ	—	648,435	1,265,179	1,119	648,435	1,266,298	1,914,733	36,871	2022	40 Years
Newfield, NJ	—	278,914	1,624,710	1,119	278,914	1,625,829	1,904,743	46,563	2022	40 Years
Toms River, NJ	—	1,785,123	835,695	15,740	1,785,123	851,436	2,636,559	23,858	2022	40 Years
Vineland, NJ	—	833,473	—	—	833,473	—	833,473	—	2022	
Wayne, NJ	—	3,162,613	3,288,907	6,400	3,162,613	3,295,307	6,457,920	145,565	2022	40 Years
Turnersville, NJ	—	1,795,330	2,978,086	406,651	1,796,052	3,384,014	5,180,066	96,888	2022	40 Years
Santa Fe, NM	—	835,775	1,151,399	—	835,775	1,151,399	1,987,174	52,725	2022	40 Years
Las Cruces, NM	—	598,909	4,180,398	4,200	598,909	4,184,598	4,783,507	188,224	2022	40 Years
Tse Bonito, NM	—	126,882	1,633,674	11,889	126,882	1,645,562	1,772,444	53,211	2022	40 Years
South Corning, NY	—	120,453	1,623,218	600	120,453	1,623,818	1,744,271	75,737	2022	40 Years
Schenectady, NY	—	393,418	2,018,314	—	393,418	2,018,314	2,411,732	88,011	2022	40 Years
Bergen, NY	—	92,953	916,917	—	92,953	916,917	1,009,870	49,038	2022	40 Years
Buffalo, NY	—	927,338	403,208	15	927,338	403,223	1,330,561	15,038	2022	40 Years
Canandaigua, NY	—	91,579	1,470,852	—	91,579	1,470,852	1,562,431	75,523	2022	40 Years
Canastota, NY	—	108,348	1,371,590	1,119	108,348	1,372,709	1,481,057	40,400	2022	40 Years
Elmira, NY	—	41,281	915,575	15	41,281	915,590	956,871	34,251	2022	40 Years
Frankfort, NY	—	317,533	1,167,754	1,119	317,533	1,168,873	1,486,406	34,938	2022	40 Years
Friendship, NY	—	97,367	1,295,401	—	97,367	1,295,401	1,392,768	45,083	2022	40 Years
Hastings, NY	—	68,941	1,285,557	1,119	68,941	1,286,676	1,355,617	38,304	2022	40 Years
Liverpool, NY	—	527,708	1,268,846	—	527,708	1,268,846	1,796,554	56,606	2022	40 Years
Medford, NY	—	695,815	2,164,666	—	695,815	2,164,666	2,860,481	95,999	2022	40 Years
Newport, NY	—	108,474	1,359,693	—	108,474	1,359,693	1,468,167	40,077	2022	40 Years
North Rose, NY	—	86,206	1,320,796	1,119	86,206	1,321,915	1,408,121	41,552	2022	40 Years
Red Creek, NY	—	39,875	1,347,504	1,119	39,875	1,348,623	1,388,498	39,913	2022	40 Years
Riverhead, NY	—	538,226	1,569,184	—	538,226	1,569,184	2,107,410	68,616	2022	40 Years
Rochester, NY	—	455,606	1,080,523	—	455,606	1,080,523	1,536,129	62,944	2022	40 Years
Rochester, NY	—	182,135	1,927,563	—	182,135	1,927,563	2,109,698	108,550	2022	40 Years
Sennett, NY	—	2,400,380	6,427,546	—	2,400,380	6,427,546	8,827,926	193,165	2022	40 Years
Star Lake, NY	—	195,082	1,238,915	1,119	195,082	1,240,034	1,435,116	37,051	2022	40 Years
West Henrietta, NY	—	436,838	1,631,322	—	436,838	1,631,322	2,068,160	92,564	2022	40 Years
West Seneca, NY	—	614,219	17,967,840	—	614,219	17,967,840	18,582,059	769,580	2022	40 Years
Yonkers, NY	—	3,911,416	4,262,152	(8,258)	3,911,416	4,253,894	8,165,310	146,257	2022	40 Years
Holland, OH	—	86,884	4,996,831	—	86,884	4,996,831	5,083,715	221,320	2022	40 Years
McArthur, OH	—	210,094	1,836,031	7,017	210,094	1,843,048	2,053,142	80,435	2022	40 Years
Strongsville, OH	—	412,105	6,461,470	—	412,105	6,461,470	6,873,575	309,299	2022	40 Years
Zanesville, OH	—	336,258	1,136,178	—	336,258	1,136,178	1,472,436	49,666	2022	40 Years
Apple Creek, OH	—	335,713	1,081,077	1,119	335,713	1,082,196	1,417,909	32,686	2022	40 Years
Austinburg, OH	—	105,423	1,141,236	—	105,423	1,141,236	1,246,659	45,580	2022	40 Years
Bellefontaine, OH	—	1,348,236	—	—	1,348,236	—	1,348,236	—	2022	

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Cincinnati, OH	—	1,070,525	270,651	15	1,070,525	270,666	1,341,191	10,067	2022	40 Years
Columbus, OH	—	2,559,388	8,602,145	28,112	2,563,103	8,626,542	11,189,645	272,417	2022	40 Years
Columbus, OH	—	1,176,215	2,934,082	17,430	1,179,930	2,947,798	4,127,728	76,704	2022	40 Years
Conneaut, OH	—	69,163	1,516,980	167	69,163	1,517,147	1,586,310	54,889	2022	40 Years
Dayton, OH	—	431,934	1,507,682	208,851	431,934	1,716,534	2,148,468	49,913	2022	40 Years
Grovepoint, OH	—	3,851,484	—	—	3,851,484	—	3,851,484	—	2022	
Heppner, OH	—	135,937	1,433,459	159	135,937	1,433,618	1,569,555	51,281	2022	40 Years
Louisville, OH	—	208,868	1,182,011	1,119	208,868	1,183,130	1,391,998	35,274	2022	40 Years
New Philadelphia, OH	—	176,310	1,170,154	1,119	176,310	1,171,273	1,347,583	38,252	2022	40 Years
North Olmsted, OH	—	1,791,441	2,654,170	—	1,791,441	2,654,170	4,445,611	78,230	2022	40 Years
Otway, OH	—	351,675	1,147,001	—	351,675	1,147,001	1,498,676	41,793	2022	40 Years
Port Washington, OH	—	419,686	879,455	1,119	419,686	880,573	1,300,259	28,928	2022	40 Years
Republic, OH	—	141,246	1,497,976	159	141,246	1,498,136	1,639,382	53,383	2022	40 Years
Rock Creek, OH	—	126,770	1,505,669	151	126,770	1,505,820	1,632,590	54,324	2022	40 Years
Shelby, OH	—	92,254	1,101,734	—	92,254	1,101,734	1,193,988	46,462	2022	40 Years
Sinking Spring, OH	—	49,881	1,278,876	10,135	49,881	1,289,010	1,338,891	45,202	2022	40 Years
Springfield, OH	—	216,253	1,352,319	306,855	216,253	1,659,174	1,875,427	60,140	2022	40 Years
Thornville, OH	—	110,395	1,314,956	9,809	110,395	1,324,765	1,435,160	60,561	2022	40 Years
Tiffin, OH	—	119,687	1,501,037	25,600	119,687	1,526,637	1,646,324	77,234	2022	40 Years
Toledo, OH	—	119,897	1,403,558	—	119,897	1,403,558	1,523,455	43,031	2022	40 Years
Valley City, OH	—	128,015	1,486,157	159	128,015	1,486,316	1,614,331	53,905	2022	40 Years
Zanesville, OH	—	234,595	1,177,014	1,119	234,595	1,178,133	1,412,728	35,253	2022	40 Years
Lawton, OK	—	1,828,658	2,152,285	—	1,828,658	2,152,285	3,980,943	103,130	2022	40 Years
Moore, OK	—	901,884	7,979,738	—	901,884	7,979,738	8,881,622	348,955	2022	40 Years
Chickasha, OK	—	98,335	1,291,170	—	98,335	1,291,170	1,389,505	52,711	2022	40 Years
Langley, OK	—	30,156	1,646,990	—	30,156	1,646,990	1,677,146	80,539	2022	40 Years
Maud, OK	—	202,967	1,281,551	3,009	202,967	1,284,561	1,487,528	42,005	2022	40 Years
Pauls Valley, OK	—	245,017	1,360,881	47,048	245,017	1,407,928	1,652,945	47,865	2022	40 Years
Talihina, OK	—	70,366	1,610,311	—	70,366	1,610,311	1,680,677	81,261	2022	40 Years
Tulsa, OK	—	1,402,904	2,835,532	18,053	1,402,904	2,853,584	4,256,488	100,270	2022	40 Years
Wagoner, OK	—	332,347	1,912,388	—	332,347	1,912,388	2,244,735	118,656	2022	40 Years
Warner, OK	—	243,393	1,248,350	3,009	243,393	1,251,359	1,494,752	44,586	2022	40 Years
Pilot Rock, OR	—	158,987	1,405,393	287	158,987	1,405,679	1,564,666	51,241	2022	40 Years
Salem, OR	—	522,007	1,371,132	24,473	522,007	1,395,605	1,917,612	56,046	2022	40 Years
Breezewood, PA	—	193,091	1,408,906	—	193,091	1,408,906	1,601,997	67,420	2022	40 Years
Dover, PA	—	2,754,584	2,385,674	377	2,754,584	2,386,051	5,140,635	104,170	2022	40 Years
Latrobe, PA	—	255,918	2,193,454	—	255,918	2,193,454	2,449,372	105,008	2022	40 Years
McConnellsburg, PA	—	581,054	2,956,295	—	581,054	2,956,295	3,537,349	141,565	2022	40 Years
Natrona Heights, PA	—	550,226	3,327,228	9,615	550,226	3,336,843	3,887,069	150,218	2022	40 Years
Pine Grove, PA	—	1,079,176	3,194,973	—	1,079,176	3,194,973	4,274,149	153,002	2022	40 Years
Red Lion, PA	—	1,018,707	3,289,563	—	1,018,707	3,289,563	4,308,270	157,534	2022	40 Years
Allentown, PA	—	1,365,945	3,258,839	17,430	1,369,660	3,272,555	4,642,215	85,161	2022	40 Years
Bath, PA	—	1,719,426	663,133	—	1,719,426	663,133	2,382,559	32,655	2022	40 Years
Bethel Park, PA	—	681,235	8,979,837	—	681,235	8,979,837	9,661,072	388,014	2022	40 Years
Easton, PA	—	540,714	2,112,447	—	540,714	2,112,447	2,653,161	89,067	2022	40 Years
Brookville, PA	—	311,983	1,431,919	—	311,983	1,431,919	1,743,902	61,527	2022	40 Years
Burnham, PA	—	694,983	2,879,011	12,165	694,983	2,891,176	3,586,159	80,016	2022	40 Years
Chambersburg, PA	—	99,647	1,405,127	1,119	99,647	1,406,245	1,505,892	41,313	2022	40 Years
Cranberry, PA	—	348,328	12,833,619	—	348,328	12,833,619	13,181,947	579,035	2022	40 Years
Fogelsville, PA	—	1,611,621	2,617,623	—	1,611,621	2,617,623	4,229,244	111,993	2022	40 Years
Glassport, PA	—	130,234	2,810,530	—	130,234	2,810,530	2,940,764	116,006	2022	40 Years
Lancaster, PA	—	1,541,745	—	(695)	1,541,745	(695)	1,541,050	(8)	2022	
Lancaster, PA	—	5,553,054	2,222,786	(1,380)	5,553,054	2,221,406	7,774,460	74,308	2022	40 Years
Meadville, PA	—	867,819	2,147,667	—	867,819	2,147,667	3,015,486	76,535	2022	40 Years
Pen Argyl, PA	—	504,828	705,552	—	504,828	705,552	1,210,380	29,884	2022	40 Years
Pittsburgh, PA	—	567,111	1,534,029	14,317	570,826	1,544,632	2,115,458	44,435	2022	40 Years
Pittsburgh, PA	—	885,493	478,181	14,317	889,207	488,783	1,377,990	16,687	2022	40 Years
Pittsburgh, PA	—	145,180	1,858,387	—	145,180	1,858,387	2,003,567	75,800	2022	40 Years
Wyomissing, PA	—	2,302,182	6,811,158	—	2,302,182	6,811,158	9,113,340	306,816	2022	40 Years
Cheraw, SC	—	82,917	1,425,081	—	82,917	1,425,081	1,507,998	68,194	2022	40 Years
Conway, SC	—	487,563	1,301,332	—	487,563	1,301,332	1,788,895	56,933	2022	40 Years
Greer, SC	—	461,522	3,143,208	67,442	461,522	3,210,651	3,672,173	144,251	2022	40 Years
Hardeeville, SC	—	338,184	993,814	—	338,184	993,814	1,331,998	43,479	2022	40 Years
York, SC	—	779,888	11,701,659	—	779,888	11,701,659	12,481,547	511,944	2022	40 Years
Blackville, SC	—	88,814	1,342,142	—	88,814	1,342,142	1,430,956	56,652	2022	40 Years
Bowman, SC	—	150,034	1,324,966	5,850	150,034	1,330,816	1,480,850	56,433	2022	40 Years
Green Sea, SC	—	30,158	1,540,522	12,663	30,158	1,553,185	1,583,343	48,663	2022	40 Years
Greenville, SC	—	1,472,814	8,002,345	(22,944)	1,472,814	7,979,401	9,452,215	378,533	2022	40 Years
Johnston, SC	—	207,425	1,305,786	—	207,425	1,305,786	1,513,211	52,366	2022	40 Years
Lake View, SC	—	19,682	1,486,376	7,010	19,682	1,493,386	1,513,068	46,742	2022	40 Years
Lancaster, SC	—	239,276	1,688,550	20,484	239,276	1,709,034	1,948,310	61,482	2022	40 Years
Spartanburg, SC	—	1,153,766	10,959,443	—	1,153,766	10,959,443	12,113,209	394,460	2022	40 Years
Spartansburg, SC	—	227,760	1,695,984	94,609	227,760	1,790,593	2,018,353	52,838	2022	40 Years

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
Reliance, SD	—	240,024	1,130,606	7,996	240,024	1,138,602	1,378,626	54,450	2022	40 Years
Hendersonville, TN	—	383,715	2,561,679	—	383,715	2,561,679	2,945,394	117,200	2022	40 Years
Red Boiling Springs, TN	—	156,751	1,010,884	—	156,751	1,010,884	1,167,635	48,347	2022	40 Years
Smyrna, TN	—	1,354,350	1,329,642	27,531	1,354,350	1,357,173	2,711,523	63,698	2022	40 Years
Waverly, TN	—	150,519	2,865,694	—	150,519	2,865,694	3,016,213	125,374	2022	40 Years
Camden, TN	—	100,415	920,173	1,800	100,415	921,973	1,022,388	53,187	2022	40 Years
Morrison, TN	—	62,277	1,354,709	—	62,277	1,354,709	1,416,986	47,740	2022	40 Years
Abilene, TX	—	2,776,008	1,460,146	—	2,776,008	1,460,146	4,236,154	72,827	2022	40 Years
El Paso, TX	—	1,233,238	2,142,229	—	1,233,238	2,142,229	3,375,467	103,106	2022	40 Years
Fort Worth, TX	—	1,974,780	3,140,537	—	1,974,780	3,140,537	5,115,317	158,276	2022	40 Years
Fort Worth, TX	—	1,537,608	3,897,778	—	1,537,608	3,897,778	5,435,386	170,462	2022	40 Years
Hallettsville, TX	—	1,698,504	2,489,154	—	1,698,504	2,489,154	4,187,658	119,181	2022	40 Years
Midland, TX	—	775,334	1,537,915	—	775,334	1,537,915	2,313,249	73,601	2022	40 Years
Atascocita, TX	—	265,212	3,238,853	—	265,212	3,238,853	3,504,065	103,945	2022	40 Years
Baytown, TX	—	852,215	4,184,162	—	852,215	4,184,162	5,036,377	187,652	2022	40 Years
Beaumont, TX	—	252,810	1,793,672	15	252,810	1,793,687	2,046,497	67,180	2022	40 Years
Beaumont, TX	—	866,155	3,558,993	12,165	866,155	3,571,158	4,437,313	100,425	2022	40 Years
Brenham, TX	—	1,436,571	16,209,074	4,017	1,436,571	16,213,091	17,649,662	643,949	2022	40 Years
Brownsville, TX	—	474,602	686,668	—	474,602	686,668	1,161,270	19,415	2022	40 Years
Daisetta, TX	—	264,096	1,251,335	16,609	264,096	1,267,943	1,532,039	41,372	2022	40 Years
Dallas, TX	—	2,702,569	2,780,002	11,231	2,702,569	2,791,232	5,493,801	104,271	2022	40 Years
Dallas, TX	—	1,603,859	7,908,697	10,236	1,603,859	7,918,934	9,522,793	301,264	2022	40 Years
Ennis, TX	—	117,760	1,294,827	—	117,760	1,294,827	1,412,587	47,455	2022	40 Years
Hempstead, TX	—	517,067	1,138,654	17,045	517,067	1,155,699	1,672,766	35,305	2022	40 Years
Killeen, TX	—	1,057,720	3,009,308	428,502	1,057,720	3,437,810	4,495,530	130,423	2022	40 Years
League City, TX	—	233,323	1,056,145	15	233,323	1,056,160	1,289,483	39,523	2022	40 Years
Livingston, TX	—	291,190	1,955,276	—	291,190	1,955,276	2,246,466	138,979	2022	40 Years
Sachse, TX	—	1,486,211	3,133,939	124	1,486,211	3,134,063	4,620,274	107,998	2022	40 Years
San Antonio, TX	—	1,844,251	1,600,804	6,038	1,844,251	1,606,842	3,451,093	59,920	2022	40 Years
San Antonio, TX	—	456,278	4,092,103	—	456,278	4,092,103	4,548,381	153,454	2022	40 Years
San Antonio, TX	—	8,225,612	—	—	8,225,612	—	8,225,612	—	2022	
Whitehouse, TX	—	249,151	2,378,143	2,506	249,151	2,380,649	2,629,800	94,812	2022	40 Years
West Jordan, UT	—	4,852,556	5,290,602	820	4,852,556	5,291,421	10,143,977	170,842	2022	40 Years
Abington, VA	—	120,721	1,269,056	—	120,721	1,269,056	1,389,777	60,718	2022	40 Years
Danville, VA	—	1,487,674	2,911,596	—	1,487,674	2,911,596	4,399,270	127,382	2022	40 Years
Dinwiddie, VA	—	285,046	3,478,289	11,150	285,046	3,489,439	3,774,485	152,640	2022	40 Years
Farnham, VA	—	117,517	1,356,942	—	117,517	1,356,942	1,474,459	64,930	2022	40 Years
Fredericksburg, VA	—	619,961	1,100,715	7,161	619,961	1,107,876	1,727,837	48,193	2022	40 Years
Fredericksburg, VA	—	703,119	—	7,162	710,280	—	710,280	—	2022	
Pulaski, VA	—	100,420	1,518,702	—	100,420	1,518,702	1,619,122	72,665	2022	40 Years
Stuart, VA	—	797,955	2,698,524	—	797,955	2,698,524	3,496,479	129,214	2022	40 Years
Suffolk, VA	—	265,887	3,462,367	—	265,887	3,462,367	3,728,254	151,478	2022	40 Years
Warrenton, VA	—	3,395,581	2,914,723	—	3,395,581	2,914,723	6,310,304	127,519	2022	40 Years
Amissville, VA	—	3,431,638	593,963	16,654	3,431,638	610,616	4,042,254	16,550	2022	40 Years
Blackstone, VA	—	89,165	960,237	13,893	89,165	974,130	1,063,295	33,333	2022	40 Years
Clintwood, VA	—	113,165	1,129,975	—	113,165	1,129,975	1,243,140	46,601	2022	40 Years
Drakes Branch, VA	—	289,986	857,204	—	289,986	857,204	1,147,190	39,318	2022	40 Years
Elkton, VA	—	77,727	918,853	—	77,727	918,853	996,580	31,733	2022	40 Years
Front Royal, VA	—	521,787	955,502	—	521,787	955,502	1,477,289	32,921	2022	40 Years
Harrisonburg, VA	—	268,145	901,845	—	268,145	901,845	1,169,990	31,100	2022	40 Years
Portsmouth, VA	—	245,186	945,199	1,800	245,186	946,999	1,192,185	50,401	2022	40 Years
Richlands, VA	—	168,804	1,139,417	—	168,804	1,139,417	1,308,221	50,223	2022	40 Years
Roanoke, VA	—	1,674,947	3,365,215	17,430	1,678,661	3,378,931	5,057,592	87,931	2022	40 Years
Timberville, VA	—	246,509	1,088,525	—	246,509	1,088,525	1,335,034	37,635	2022	40 Years
Bradford, VT	—	428,378	3,997,371	—	428,378	3,997,371	4,425,749	135,062	2022	40 Years
Manchester, VT	—	455,477	2,064,534	—	455,477	2,064,534	2,520,011	89,263	2022	40 Years
Longview, WA	—	782,602	2,480,990	9,050	782,602	2,490,040	3,272,642	113,876	2022	40 Years
Springdale, WA	—	147,170	1,641,471	—	147,170	1,641,471	1,788,641	51,131	2022	40 Years
Yakima, WA	—	883,736	2,466,259	—	883,736	2,466,259	3,349,995	101,709	2022	40 Years
Janesville, WI	—	796,925	1,191,970	9,791	803,521	1,195,165	1,998,686	39,951	2022	40 Years
Appleton, WI	—	340,803	1,904,812	—	340,803	1,904,812	2,245,615	83,254	2022	40 Years
Cumberland, WI	—	270,296	1,144,054	—	270,296	1,144,054	1,414,350	54,802	2022	40 Years
Winter, WI	—	170,499	1,270,767	—	170,499	1,270,767	1,441,266	60,770	2022	40 Years
Kimberly, WI	—	1,312,245	2,811,473	(19,305)	1,319,003	2,785,410	4,104,413	75,068	2022	40 Years
Menomonee Falls, WI	—	976,214	4,312,547	—	976,214	4,312,547	5,288,761	179,617	2022	40 Years
Menomonee Falls, WI	—	988,153	—	—	988,153	—	988,153	—	2022	
New Lisbon, WI	—	76,725	1,227,288	1,119	76,725	1,228,407	1,305,132	36,493	2022	40 Years
Plover, WI	—	67,127	1,770,000	11,889	67,127	1,781,889	1,849,016	49,416	2022	40 Years
West Bend, WI	—	286,709	1,696,761	—	286,709	1,696,761	1,983,470	90,039	2022	40 Years
Whitewater, WI	—	822,920	3,021,878	28,112	826,634	3,046,276	3,872,910	103,674	2022	40 Years
Charleston, WV	—	144,019	858,224	36,642	144,019	894,866	1,038,885	47,051	2022	40 Years
Morgantown, WV	—	563,100	1,952,862	—	563,100	1,952,862	2,515,962	89,272	2022	40 Years
Ranson, WV	—	800,605	—	—	800,605	—	800,605	—	2022	

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Westover, WV	—	2,902,457	3,819,875	—	2,902,457	3,819,875	6,722,332	167,119	2022	40 Years
Williamstown, WV	—	328,040	1,293,550	—	328,040	1,293,550	1,621,590	56,537	2022	40 Years
Barboursville, WV	—	703,425	3,654,262	29,238	703,425	3,683,500	4,386,925	131,913	2022	40 Years
Morgantown, WV	—	2,162,116	—	81,892	2,188,023	55,985	2,244,008	292	2022	
Morgantown, WV	—	816,836	—	—	816,836	—	816,836	—	2022	
Morgantown, WV	—	862,215	1,187,338	—	862,215	1,187,338	2,049,553	51,908	2022	40 Years
Weirton, WV	—	295,802	1,389,355	19,140	295,802	1,408,496	1,704,298	39,945	2022	40 Years
Casper, WY	—	860,483	986,975	15	860,483	986,990	1,847,473	36,929	2022	40 Years
Eagle River, AK	—	1,496,010	1,038,294	—	1,496,010	1,038,294	2,534,304	14,933	2023	40 Years
Atmore, AL	—	71,526	841,253	—	71,526	841,253	912,779	19,022	2023	40 Years
Bessemer, AL	—	653,431	564,626	—	653,431	564,626	1,218,057	12,386	2023	40 Years
Cherokee, AL	—	74,238	1,375,131	—	74,238	1,375,131	1,449,369	33,954	2023	40 Years
Creola, AL	—	558,482	1,985,719	—	558,482	1,985,719	2,544,201	34,430	2023	40 Years
Florence, AL	—	156,040	1,168,090	—	156,040	1,168,090	1,324,130	29,196	2023	40 Years
Fort Mitchell, AL	—	70,408	1,506,853	—	70,408	1,506,853	1,577,261	5,713	2023	40 Years
Glencoe, AL	—	199,230	1,252,206	—	199,230	1,252,206	1,451,436	10,080	2023	40 Years
Montgomery, AL	—	720,048	575,608	—	720,048	575,608	1,295,656	18,233	2023	40 Years
Prattville, AL	—	585,717	136,254	—	585,717	136,254	721,971	1,245	2023	40 Years
Sylacauga, AL	—	2,301,743	—	—	2,301,743	—	2,301,743	—	2023	
Tuscumbia, AL	—	244,809	1,944,563	—	244,809	1,944,563	2,189,372	45,961	2023	40 Years
Dover, AR	—	117,697	1,356,901	—	117,697	1,356,901	1,474,598	33,071	2023	40 Years
Rogers, AR	—	1,801,475	5,718,794	—	1,801,475	5,718,794	7,520,269	53,591	2023	40 Years
Searcy, AR	—	104,246	2,277,293	—	104,246	2,277,293	2,381,539	27,753	2023	40 Years
Kingman, AZ	—	546,717	3,279,531	—	546,717	3,279,531	3,826,248	49,054	2023	40 Years
Show Low, AZ	—	288,314	1,668,984	—	288,314	1,668,984	1,957,298	30,992	2023	40 Years
Yuma, AZ	—	379,684	893,425	—	379,684	893,425	1,273,109	2,953	2023	
Fontana, CA	—	1,337,717	1,012,730	—	1,337,717	1,012,730	2,350,447	20,121	2023	40 Years
Murrieta, CA	—	1,546,553	1,350,113	—	1,546,553	1,350,113	2,896,666	30,441	2023	40 Years
Paradise, CA	—	386,926	1,049,431	—	386,926	1,049,431	1,436,357	7,942	2023	40 Years
Pleasant Hill, CA	—	8,366,775	—	—	8,366,775	—	8,366,775	—	2023	40 Years
Vacaville, CA	—	641,411	1,586,489	—	641,411	1,586,489	2,227,900	29,049	2023	40 Years
Vacaville, CA	—	1,009,383	2,952,663	—	1,009,383	2,952,663	3,962,046	35,121	2023	40 Years
Delta, CO	—	816,826	3,802,927	—	816,826	3,802,927	4,619,753	35,608	2023	40 Years
Rifle, CO	—	1,454,956	2,182,762	—	1,454,956	2,182,762	3,637,718	6,959	2023	40 Years
Meriden, CT	—	213,799	1,946,087	—	213,799	1,946,087	2,159,886	27,532	2023	40 Years
Brooksville, FL	—	371,478	2,171,428	—	371,478	2,171,428	2,542,906	50,911	2023	40 Years
Florida City, FL	—	734,330	781,628	—	734,330	781,628	1,515,958	15,761	2023	40 Years
Fort Lauderdale, FL	—	1,419,090	1,359,401	—	1,419,090	1,359,401	2,778,491	21,110	2023	40 Years
High Springs, FL	—	571,750	3,362,328	—	571,750	3,362,328	3,934,078	47,434	2023	40 Years
Jacksonville, FL	—	827,034	1,417,515	—	827,034	1,417,515	2,244,549	20,788	2023	40 Years
Jacksonville, FL	—	6,666,982	12,592,838	—	6,666,982	12,592,838	19,259,820	185,906	2023	40 Years
Jonesville, FL	—	1,993,989	2,233,481	—	1,993,989	2,233,481	4,227,470	32,361	2023	40 Years
Kissimmee, FL	—	907,575	1,637,075	—	907,575	1,637,075	2,544,650	13,020	2023	40 Years
Labelle, FL	—	149,091	959,309	—	149,091	959,309	1,108,400	20,985	2023	40 Years
Lake Park, FL	—	1,123,321	1,336,168	—	1,123,321	1,336,168	2,459,489	9,779	2023	40 Years
Land O'Lakes, FL	—	1,544,181	1,290,714	—	1,544,181	1,290,714	2,834,895	27,979	2023	40 Years
Live Oak, FL	—	1,994,802	3,028,612	—	1,994,802	3,028,612	5,023,414	28,349	2023	40 Years
Naples, FL	—	610,067	1,674,205	—	610,067	1,674,205	2,284,272	23,998	2023	40 Years
Ocala, FL	—	1,011,142	1,401,019	—	1,011,142	1,401,019	2,412,161	54,409	2023	40 Years
Palm Harbor, FL	—	2,435,739	8,235,223	—	2,435,739	8,235,223	10,670,962	10,090	2023	40 Years
Panama City, FL	—	1,328,041	14,823,857	—	1,328,041	14,823,857	16,151,898	168,071	2023	40 Years
Pensacola, FL	—	616,285	965,620	—	616,285	965,620	1,581,905	22,549	2023	40 Years
Port St. Joe, FL	—	1,678,568	2,246,346	—	1,678,568	2,246,346	3,924,914	17,943	2023	40 Years
St. Augustine, FL	—	1,015,143	567,058	—	1,015,143	567,058	1,582,201	11,919	2023	40 Years
Tarpon Springs, FL	—	1,490,471	3,155,387	—	1,490,471	3,155,387	4,645,858	71,585	2023	40 Years
Venice, FL	—	1,491,079	2,326,845	—	1,491,079	2,326,845	3,817,924	45,990	2023	40 Years
Albany, GA	—	149,753	1,245,539	—	149,753	1,245,539	1,395,292	19,294	2023	40 Years
Chatsworth, GA	—	1,153,708	4,535,359	—	1,153,708	4,535,359	5,689,067	14,172	2023	40 Years
Commerce, GA	—	727,292	2,034,999	—	727,292	2,034,999	2,762,291	66,204	2023	40 Years
Douglas, GA	—	166,295	6,583,588	—	166,295	6,583,588	6,749,883	160,442	2023	40 Years
Douglas, GA	—	177,643	2,347,052	—	177,643	2,347,052	2,524,695	8,790	2023	40 Years
Douglasville, GA	—	556,078	4,410,887	—	556,078	4,410,887	4,966,965	97,167	2023	40 Years
Fort Gaines, GA	—	29,308	1,600,808	—	29,308	1,600,808	1,630,116	5,962	2023	40 Years
Glennville, GA	—	200,641	1,381,501	—	200,641	1,381,501	1,582,142	33,580	2023	40 Years
LaGrange, GA	—	192,840	1,476,001	—	192,840	1,476,001	1,668,841	22,689	2023	40 Years
LaGrange, GA	—	211,020	1,277,849	—	211,020	1,277,849	1,488,869	20,000	2023	40 Years
Lawrenceville, GA	—	405,255	1,152,039	—	405,255	1,152,039	1,557,294	19,316	2023	40 Years
Lilburn, GA	—	1,184,610	1,181,635	—	1,184,610	1,181,635	2,366,245	6,548	2023	40 Years
Lumpkin, GA	—	39,403	1,438,663	—	39,403	1,438,663	1,478,066	5,473	2023	40 Years
Morrow, GA	—	797,482	1,231,217	—	797,482	1,231,217	2,028,699	25,128	2023	40 Years
Perry, GA	—	301,806	1,202,858	—	301,806	1,202,858	1,504,664	26,315	2023	40 Years
Pooler, GA	—	381,482	2,646,073	—	381,482	2,646,073	3,027,555	22,210	2023	40 Years
Reidsville, GA	—	120,421	1,321,925	—	120,421	1,321,925	1,442,346	20,325	2023	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Acquisition	Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total			
Riceboro, GA	—	86,062	1,309,280	—	86,062	1,309,280	1,395,342	20,050	2023	40 Years
Rome, GA	—	379,158	541,671	—	379,158	541,671	920,829	12,338	2023	40 Years
Sharpsburg, GA	—	538,166	1,483,569	—	538,166	1,483,569	2,021,735	29,260	2023	40 Years
Thomaston, GA	—	110,892	1,343,781	—	110,892	1,343,781	1,454,673	20,662	2023	40 Years
Thomasville, GA	—	229,300	1,210,294	—	229,300	1,210,294	1,439,594	18,727	2023	40 Years
Vidalia, GA	—	283,117	2,002,472	—	283,117	2,002,472	2,285,589	29,295	2023	40 Years
Warner Robins, GA	—	1,599,751	1,518,417	—	1,599,751	1,518,417	3,118,168	1,582	2023	40 Years
Fairfield, IA	—	433,650	1,861,993	—	433,650	1,861,993	2,295,643	42,292	2023	40 Years
Iowa City, IA	—	497,431	928,323	—	497,431	928,323	1,425,754	14,420	2023	40 Years
Lime Springs, IA	—	69,547	1,523,213	—	69,547	1,523,213	1,592,760	1,772	2023	40 Years
Washington, IA	—	320,353	1,254,387	—	320,353	1,254,387	1,574,740	41,560	2023	40 Years
Aurora, IL	—	505,175	1,045,666	—	505,175	1,045,666	1,550,841	22,727	2023	40 Years
Bridgeview, IL	—	1,665,640	—	—	1,665,640	—	1,665,640	—	2023	40 Years
Champaign, IL	—	247,591	968,124	—	247,591	968,124	1,215,715	19,071	2023	40 Years
Chicago, IL	—	501,240	1,100,889	—	501,240	1,100,889	1,602,129	25,290	2023	40 Years
Chicago, IL	—	486,636	1,052,415	—	486,636	1,052,415	1,539,051	16,314	2023	40 Years
Chicago, IL	—	771,442	1,503,279	—	771,442	1,503,279	2,274,721	4,961	2023	40 Years
Chicago, IL	—	1,673,732	—	—	1,673,732	—	1,673,732	—	2023	40 Years
Creve Coeur, IL	—	210,394	1,591,118	—	210,394	1,591,118	1,801,512	1,869	2023	40 Years
Geneva, IL	—	2,610,458	—	—	2,610,458	—	2,610,458	—	2023	40 Years
Huntley, IL	—	611,482	2,905,566	—	611,482	2,905,566	3,517,048	22,208	2023	40 Years
Lisle, IL	—	640,978	1,148,863	—	640,978	1,148,863	1,789,841	26,604	2023	40 Years
Lockport, IL	—	2,824,591	—	—	2,824,591	—	2,824,591	—	2023	40 Years
Lombard, IL	—	2,946,768	—	—	2,946,768	—	2,946,768	—	2023	40 Years
Orland Park, IL	—	3,843,576	12,469,586	—	3,843,576	12,469,586	16,313,162	107,200	2023	40 Years
Riverside, IL	—	1,133,763	794,728	—	1,133,763	794,728	1,928,491	6,528	2023	40 Years
Rochelle, IL	—	427,051	1,099,148	—	427,051	1,099,148	1,526,199	21,884	2023	40 Years
Woodridge, IL	—	2,846,291	—	—	2,846,291	—	2,846,291	—	2023	40 Years
Woodstock, IL	—	799,371	1,361,043	—	799,371	1,361,043	2,160,414	15,213	2023	40 Years
Brookston, IN	—	77,375	1,217,616	—	77,375	1,217,616	1,294,991	30,451	2023	40 Years
Fort Wayne, IN	—	769,226	1,602,780	—	769,226	1,602,780	2,372,006	12,470	2023	40 Years
Greenwood, IN	—	465,241	1,685,402	—	465,241	1,685,402	2,150,643	40,830	2023	40 Years
Greenwood, IN	—	1,419,024	678,671	—	1,419,024	678,671	2,097,695	778	2023	40 Years
Greenwood, IN	—	909,561	—	—	909,561	—	909,561	—	2023	40 Years
Knox, IN	—	261,831	1,042,120	—	261,831	1,042,120	1,303,951	22,616	2023	40 Years
Kokomo, IN	—	133,015	1,286,615	—	133,015	1,286,615	1,419,630	10,176	2023	40 Years
Muncie, IN	—	293,266	2,258,466	—	293,266	2,258,466	2,551,732	52,854	2023	40 Years
Valparaiso, IN	—	3,372,667	4,043,020	—	3,372,667	4,043,020	7,415,687	37,859	2023	40 Years
Vincennes, IN	—	612,871	6,569,716	—	612,871	6,569,716	7,182,587	109,948	2023	40 Years
Emporia, KS	—	176,561	1,382,256	—	176,561	1,382,256	1,558,817	43,632	2023	40 Years
Emporia, KS	—	122,695	926,287	—	122,695	926,287	1,048,982	24,686	2023	40 Years
Emporia, KS	—	62,320	12,050,193	—	62,320	12,050,193	12,112,513	20,153	2023	40 Years
Emporia, KS	—	114,625	(9,123,955)	—	114,625	(9,123,955)	(9,009,330)	33,498	2023	40 Years
Emporia, KS	—	108,807	2,289,291	—	108,807	2,289,291	2,398,098	39,192	2023	40 Years
Emporia, KS	—	234,462	4,204,694	—	234,462	4,204,694	4,439,156	72,359	2023	40 Years
Hutchinson, KS	—	407,556	4,716,475	—	407,556	4,716,475	5,124,031	142,086	2023	40 Years
Kansas City, KS	—	897,693	9,394,357	—	897,693	9,394,357	10,292,050	72,758	2023	40 Years
Olathe, KS	—	5,056,272	16,769,196	—	5,056,272	16,769,196	21,825,468	331,866	2023	40 Years
Olathe, KS	—	1,664,774	6,889,116	—	1,664,774	6,889,116	8,553,890	62,407	2023	40 Years
Salina, KS	—	936,164	4,758,269	—	936,164	4,758,269	5,694,433	6,213	2023	40 Years
Wichita, KS	—	421,521	6,354,013	—	421,521	6,354,013	6,775,534	125,742	2023	
Frankfort, KY	—	2,524,753	2,469,364	—	2,524,753	2,469,364	4,994,117	23,106	2023	40 Years
Irvington, KY	—	152,562	1,064,042	—	152,562	1,064,042	1,216,604	1,306	2023	40 Years
Louisville, KY	—	549,357	1,033,316	—	549,357	1,033,316	1,582,673	1,236	2023	
Madisonville, KY	—	85,619	1,253,974	—	85,619	1,253,974	1,339,593	1,490	2023	40 Years
Princeton, KY	—	168,644	1,202,504	—	168,644	1,202,504	1,371,148	1,457	2023	40 Years
Richmond, KY	—	226,350	1,729,049	—	226,350	1,729,049	1,955,399	47,664	2023	40 Years
Shelbyville, KY	—	1,622,962	4,714,584	—	1,622,962	4,714,584	6,337,546	14,732	2023	40 Years
Basile, LA	—	136,575	1,282,322	—	136,575	1,282,322	1,418,897	31,817	2023	40 Years
Baton Rouge, LA	—	240,880	743,644	—	240,880	743,644	984,524	12,839	2023	40 Years
Crowley, LA	—	1,058,442	3,005,302	—	1,058,442	3,005,302	4,063,744	28,131	2023	
Donaldsonville, LA	—	591,985	1,223,694	—	591,985	1,223,694	1,815,679	13,992	2023	40 Years
Lake Charles, LA	—	305,882	1,344,712	—	305,882	1,344,712	1,650,594	19,796	2023	40 Years
Lake Charles, LA	—	1,738,223	6,843,220	—	1,738,223	6,843,220	8,581,443	106,502	2023	40 Years
Lake Charles, LA	—	565,276	1,445,880	—	565,276	1,445,880	2,011,156	22,222	2023	40 Years
Metairie, LA	—	4,284,004	7,310,189	—	4,284,004	7,310,189	11,594,193	61,604	2023	40 Years
Opelousas, LA	—	2,183,038	2,933,100	—	2,183,038	2,933,100	5,116,138	9,165	2023	40 Years
Ponchatoula, LA	—	719,750	959,034	—	719,750	959,034	1,678,784	7,835	2023	40 Years
Zachary, LA	—	3,998,332	2,589,899	—	3,998,332	2,589,899	6,588,231	24,236	2023	40 Years
Centerville, MA	—	1,927,046	2,830,876	—	1,927,046	2,830,876	4,757,922	39,732	2023	40 Years
Framingham, MA	—	11,790,877	13,167,251	—	11,790,877	13,167,251	24,958,128	103,413	2023	40 Years
Baltimore, MD	—	3,958,684	—	—	3,958,684	—	3,958,684	—	2023	40 Years
Lexington Park, MD	—	2,058,580	2,796,986	—	2,058,580	2,796,986	4,855,566	32,817	2023	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is
Description	Encumbrance	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	Computed (in years)
Silver Springs, MD	—	7,519,250	4,312,715	—	7,519,250	4,312,715	11,831,965	5,386	2023	40 Years
Westbrook, ME	—	510,631	1,300,481	—	510,631	1,300,481	1,811,112	1,467	2023	40 Years
Battle Creek, MI	—	257,967	930,126	—	257,967	930,126	1,188,093	25,424	2023	40 Years
Battle Creek, MI	—	164,067	1,124,956	—	164,067	1,124,956	1,289,023	1,326	2023	40 Years
Commerce Township, MI	—	677,204	2,146,040	—	677,204	2,146,040	2,823,244	17,420	2023	40 Years
Escanaba, MI	—	910,022	1,977,597	—	910,022	1,977,597	2,887,619	45,057	2023	40 Years
Gaylord, MI	—	155,528	1,244,487	—	155,528	1,244,487	1,400,015	28,244	2023	40 Years
Gladwin, MI	—	80,254	1,663,490	—	80,254	1,663,490	1,743,744	13,556	2023	40 Years
Grandville, MI	—	1,789,008	6,428,846	—	1,789,008	6,428,846	8,217,854	60,248	2023	40 Years
Holland, MI	—	530,631	885,312	—	530,631	885,312	1,415,943	13,304	2023	40 Years
Midland, MI	—	138,007	1,501,849	—	138,007	1,501,849	1,639,856	25,836	2023	40 Years
Monroe, MI	—	187,241	506,925	—	187,241	506,925	694,166	7,791	2023	40 Years
Muskegon, MI	—	374,687	3,254,233	—	374,687	3,254,233	3,628,920	2,750	2023	40 Years
Royal Oak, MI	—	944,796	855,063	—	944,796	855,063	1,799,859	13,895	2023	40 Years
Royal Oak, MI	—	3,316,620	23,293,901	—	3,316,620	23,293,901	26,610,521	262,259	2023	40 Years
Whitmore Lake, MI	—	1,365,345	3,007,861	—	1,365,345	3,007,861	4,373,206	67,223	2023	40 Years
Baxter, MN	—	446,629	8,424,170	—	446,629	8,424,170	8,870,799	146,170	2023	40 Years
Coon Rapids, MN	—	2,268,163	3,381,734	—	2,268,163	3,381,734	5,649,897	32,209	2023	40 Years
Eagan, MN	—	894,229	4,057,578	—	894,229	4,057,578	4,951,807	57,131	2023	40 Years
Lakeville, MN	—	2,167,767	3,428,543	—	2,167,767	3,428,543	5,596,310	32,646	2023	40 Years
Maplewood, MN	—	1,228,008	—	—	1,228,008	—	1,228,008	—	2023	40 Years
Oakdale, MN	—	1,999,873	3,372,396	—	1,999,873	3,372,396	5,372,269	32,126	2023	40 Years
Willmar, MN	—	879,088	3,298,249	—	879,088	3,298,249	4,177,337	51,663	2023	40 Years
Willmar, MN	—	563,842	3,466,631	—	563,842	3,466,631	4,030,473	30,573	2023	40 Years
Woodbury, MN	—	2,761,790	3,570,604	—	2,761,790	3,570,604	6,332,394	33,995	2023	40 Years
Aurora, MO	—	1,522,425	5,995,297	—	1,522,425	5,995,297	7,517,722	56,183	2023	40 Years
Gladstone, MO	—	2,593,334	18,004,544	—	2,593,334	18,004,544	20,597,878	356,291	2023	40 Years
Jefferson City, MO	—	568,949	5,535,918	—	568,949	5,535,918	6,104,867	109,551	2023	40 Years
Joplin, MO	—	942,416	1,848,833	—	942,416	1,848,833	2,791,249	15,760	2023	40 Years
Mansfield, MO	—	118,819	1,223,028	—	118,819	1,223,028	1,341,847	30,230	2023	40 Years
Springfield, MO	—	2,274,742	(2,256,157)	—	2,274,742	(2,256,157)	18,585	53,818	2023	40 Years
Springfield, MO	—	38,540	3,140,073	—	38,540	3,140,073	3,178,613	3,271	2023	40 Years
St. Louis, MO	—	924,702	1,939,919	—	924,702	1,939,919	2,864,621	24,857	2023	40 Years
Unionville, MO	—	69,653	1,213,776	—	69,653	1,213,776	1,283,429	30,448	2023	40 Years
Wentzville, MO	—	670,822	4,857,142	—	670,822	4,857,142	5,527,964	34,146	2023	40 Years
Booneville, MS	—	253,319	1,286,243	—	253,319	1,286,243	1,539,562	10,775	2023	40 Years
Bruce, MS	—	245,529	1,339,545	—	245,529	1,339,545	1,585,074	11,116	2023	—
Ecru, MS	—	518,873	1,189,128	—	518,873	1,189,128	1,708,001	9,945	2023	40 Years
Jackson, MS	—	388,057	661,883	—	388,057	661,883	1,049,940	13,683	2023	40 Years
McComb, MS	—	1,685,118	3,619,152	—	1,685,118	3,619,152	5,304,270	33,886	2023	40 Years
Pontotoc, MS	—	137,504	1,212,925	—	137,504	1,212,925	1,350,429	10,150	2023	40 Years
Richland, MS	—	532,562	3,029,916	—	532,562	3,029,916	3,562,478	62,259	2023	40 Years
Sledge, MS	—	212,071	1,208,619	—	212,071	1,208,619	1,420,690	12,985	2023	40 Years
Thyatira, MS	—	141,335	1,183,130	—	141,335	1,183,130	1,324,465	12,765	2023	40 Years
Burlington, NC	—	1,426,614	2,241,537	—	1,426,614	2,241,537	3,668,151	17,053	2023	40 Years
Charlotte, NC	—	712,025	820,195	—	712,025	820,195	1,532,220	17,060	2023	40 Years
Charlotte, NC	—	3,176,091	2,229,215	—	3,176,091	2,229,215	5,405,306	30,961	2023	40 Years
Charlotte, NC	—	2,577,766	2,289,630	—	2,577,766	2,289,630	4,867,396	32,323	2023	40 Years
Charlotte, NC	—	1,597,777	1,840,583	—	1,597,777	1,840,583	3,438,360	25,703	2023	40 Years
Charlotte, NC	—	1,365,528	2,144,775	—	1,365,528	2,144,775	3,510,303	29,855	2023	—
Charlotte, NC	—	1,848,911	1,335,958	—	1,848,911	1,335,958	3,184,869	18,653	2023	—
Charlotte, NC	—	1,604,085	1,598,677	—	1,604,085	1,598,677	3,202,762	15,745	2023	40 Years
Charlotte, NC	—	1,249,515	1,891,157	—	1,249,515	1,891,157	3,140,672	18,514	2023	40 Years
Charlotte, NC	—	1,052,922	852,414	—	1,052,922	852,414	1,905,336	8,403	2023	40 Years
Charlotte, NC	—	666,753	4,597,681	—	666,753	4,597,681	5,264,434	5,143	2023	40 Years
Clemmons, NC	—	1,889,699	9,638,522	—	1,889,699	9,638,522	11,528,221	12,432	2023	40 Years
Denver, NC	—	3,259,088	3,327,835	—	3,259,088	3,327,835	6,586,923	31,154	2023	40 Years
Granite Falls, NC	—	561,420	1,388,647	—	561,420	1,388,647	1,950,067	11,112	2023	
Lexington, NC	—	160,671	1,289,244	—	160,671	1,289,244	1,449,915	19,923	2023	
Matthews, NC	—	962,409	1,924,570	—	962,409	1,924,570	2,886,979	26,769	2023	40 Years
Mount Airy, NC	—	119,892	1,306,260	—	119,892	1,306,260	1,426,152	20,142	2023	40 Years
Peachland, NC	—	138,576	1,319,115	—	138,576	1,319,115	1,457,691	20,283	2023	40 Years
Pine Hall, NC	—	76,013	1,216,748	—	76,013	1,216,748	1,292,761	18,738	2023	40 Years
Rocky Mount, NC	—	195,852	1,117,316	—	195,852	1,117,316	1,313,168	18,131	2023	40 Years
Statesville, NC	—	366,289	1,203,067	—	366,289	1,203,067	1,569,356	18,821	2023	40 Years
Statesville, NC	—	1,430,555	2,249,392	—	1,430,555	2,249,392	3,679,947	33,178	2023	40 Years
Winterville, NC	—	485,409	2,700,424	—	485,409	2,700,424	3,185,833	38,022	2023	40 Years
Fremont, NE	—	431,520	1,320,260	—	431,520	1,320,260	1,751,780	4,917	2023	40 Years
Tilton, NH	—	183,534	3,832,627	—	183,534	3,832,627	4,016,161	4,496	2023	40 Years
Absecon, NJ	—	1,374,061	1,631,228	—	1,374,061	1,631,228	3,005,289	27,159	2023	40 Years
Sicklerville, NJ	—	1,692,765	—	—	1,692,765	—	1,692,765	—	2023	40 Years
Toms River, NJ	—	3,850,142	3,082,035	—	3,850,142	3,082,035	6,932,177	32,122	2023	40 Years
El Prado, NM	—	2,480,000	3,100,561	—	2,480,000	3,100,561	5,580,561	23,096	2023	40 Years

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed (in years)
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	
Albany, NY	—	105,489	815,749	—	105,489	815,749	921,238	12,616	2023	40 Years
Albion, NY	—	100,313	720,599	—	100,313	720,599	820,912	5,254	2023	40 Years
Depew, NY	—	721,883	831,547	—	721,883	831,547	1,553,430	16,868	2023	40 Years
Gates, NY	—	532,363	665,024	—	532,363	665,024	1,197,387	2,293	2023	40 Years
Hamburg, NY	—	1,691,131	4,396,424	—	1,691,131	4,396,424	6,087,555	41,172	2023	40 Years
Johnson City, NY	—	174,807	2,072,196	—	174,807	2,072,196	2,247,003	49,733	2023	40 Years
Johnson City, NY	—	9,439,030	—	—	9,439,030	—	9,439,030	—	2023	40 Years
N Syracuse, NY	—	380,662	2,604,672	—	380,662	2,604,672	2,985,334	56,556	2023	40 Years
Stamford, NY	—	124,923	3,368,082	—	124,923	3,368,082	3,493,005	65,261	2023	
Bucyrus, OH	—	195,999	5,077,644	—	195,999	5,077,644	5,273,643	100,481	2023	40 Years
Defiance, OH	—	541,262	3,571,710	—	541,262	3,571,710	4,112,972	70,676	2023	40 Years
Franklin, OH	—	1,034,113	1,940,797	—	1,034,113	1,940,797	2,974,910	27,519	2023	40 Years
Hilliard, OH	—	769,622	1,426,246	—	769,622	1,426,246	2,195,868	20,513	2023	40 Years
Hillsboro, OH	—	996,059	2,785,718	—	996,059	2,785,718	3,781,777	8,705	2023	40 Years
Lima, OH	—	1,140,068	3,248,907	—	1,140,068	3,248,907	4,388,975	87,138	2023	40 Years
Lima, OH	—	508,542	1,534,969	—	508,542	1,534,969	2,043,511	11,999	2023	40 Years
Monroe, OH	—	245,925	1,496,706	—	245,925	1,496,706	1,742,631	11,828	2023	
Sharonville, OH	—	1,453,858	4,179,350	—	1,453,858	4,179,350	5,633,208	4,910	2023	40 Years
Toledo, OH	—	606,513	2,602,791	—	606,513	2,602,791	3,209,304	22,048	2023	40 Years
Wakeman, OH	—	91,669	1,215,754	—	91,669	1,215,754	1,307,423	24,001	2023	40 Years
Allen, OK	—	62,626	1,225,838	—	62,626	1,225,838	1,288,464	1,632	2023	40 Years
Blackwell, OK	—	93,533	1,019,298	—	93,533	1,019,298	1,112,831	1,359	2023	40 Years
Broken Arrow, OK	—	2,100,860	5,418,091	—	2,100,860	5,418,091	7,518,951	50,772	2023	40 Years
Chickasha, OK	—	1,130,176	—	—	1,130,176	—	1,130,176	—	2023	40 Years
Lawton, OK	—	1,924,571	3,356,356	—	1,924,571	3,356,356	5,280,927	25,340	2023	40 Years
Oklahoma, OK	—	2,037,061	3,712,975	—	2,037,061	3,712,975	5,750,036	38,341	2023	40 Years
Owasso, OK	—	384,877	1,339,624	—	384,877	1,339,624	1,724,501	19,323	2023	40 Years
Pauls Valley, OK	—	195,652	1,561,153	—	195,652	1,561,153	1,756,805	18,632	2023	40 Years
Purcell, OK	—	382,358	1,513,311	—	382,358	1,513,311	1,895,669	17,954	2023	40 Years
Yukon, OK	—	518,955	5,023,556	—	518,955	5,023,556	5,542,511	79,151	2023	40 Years
Carlisle, PA	—	1,748,925	2,596,167	—	1,748,925	2,596,167	4,345,092	19,422	2023	40 Years
Chester Springs, PA	—	1,585,049	4,074,926	—	1,585,049	4,074,926	5,659,975	31,634	2023	40 Years
Forks, PA	—	1,045,325	1,385,755	—	1,045,325	1,385,755	2,431,080	10,474	2023	40 Years
Lebanon, PA	—	212,037	1,527,874	—	212,037	1,527,874	1,739,911	5,034	2023	40 Years
Mechanicsburg, PA	—	4,005,779	4,735,107	—	4,005,779	4,735,107	8,740,886	79,643	2023	40 Years
New Castle, PA	—	727,785	1,855,089	—	727,785	1,855,089	2,582,874	3,249	2023	40 Years
Palmyra, PA	—	422,549	1,613,655	—	422,549	1,613,655	2,036,204	5,297	2023	40 Years
Plymouth Meeting, PA	—	7,087,849	17,423,078	—	7,087,849	17,423,078	24,510,927	430,197	2023	40 Years
Bristol, RI	—	4,129,728	17,456,072	—	4,129,728	17,456,072	21,585,800	97,531	2023	40 Years
North Providence, RI	—	7,557,758	—	—	7,557,758	—	7,557,758	—	2023	40 Years
Barnwell, SC	—	760,049	6,362,704	—	760,049	6,362,704	7,122,753	104,553	2023	40 Years
Bennettsville, SC	—	280,266	1,799,382	—	280,266	1,799,382	2,079,648	26,697	2023	40 Years
Effingham, SC	—	57,620	1,360,392	—	57,620	1,360,392	1,418,012	32,879	2023	40 Years
Fort Mill, SC	—	2,971,923	1,575,674	—	2,971,923	1,575,674	4,547,597	21,939	2023	40 Years
Wagener, SC	—	40,799	1,407,005	—	40,799	1,407,005	1,447,804	5,343	2023	40 Years
Milbank, SD	—	96,069	1,603,473	—	96,069	1,603,473	1,699,542	53,733	2023	40 Years
Redfield, SD	—	239,453	1,313,238	—	239,453	1,313,238	1,552,691	21,840	2023	40 Years
Sioux Falls, SD	—	222,895	1,340,772	—	222,895	1,340,772	1,563,667	19,350	2023	40 Years
Columbia, TN	—	1,005,897	3,490,295	—	1,005,897	3,490,295	4,496,192	12,673	2023	40 Years
Crump, TN	—	49,423	1,051,000	—	49,423	1,051,000	1,100,423	1,290	2023	40 Years
Harriman, TN	—	538,425	1,183,084	—	538,425	1,183,084	1,721,509	17,579	2023	40 Years
Johnson City, TN	—	797,083	1,655,340	—	797,083	1,655,340	2,452,423	24,242	2023	40 Years
Lexington, TN	—	69,699	1,034,888	—	69,699	1,034,888	1,104,587	1,267	2023	40 Years
Mountain City, TN	—	303,224	1,303,211	—	303,224	1,303,211	1,606,435	22,172	2023	40 Years
Nashville, TN	—	2,510,007	693,564	—	2,510,007	693,564	3,203,571	16,631	2023	40 Years
Spring Hill, TN	—	511,449	2,129,701	—	511,449	2,129,701	2,641,150	2,461	2023	40 Years
Austin, TX	—	752,403	271,887	—	752,403	271,887	1,024,290	3,584	2023	40 Years
Baytown, TX	—	347,353	3,342,203	—	347,353	3,342,203	3,689,556	75,788	2023	40 Years
Brenham, TX	—	149,300	5,282,327	—	149,300	5,282,327	5,431,627	6,105	2023	40 Years
Buna, TX	—	206,332	1,267,829	—	206,332	1,267,829	1,474,161	18,797	2023	40 Years
Crosby, TX	—	2,392,756	3,893,594	—	2,392,756	3,893,594	6,286,350	36,458	2023	40 Years
Eagle Pass, TX	—	275,989	3,545,249	—	275,989	3,545,249	3,821,238	80,149	2023	40 Years
El Paso, TX	—	1,149,820	2,436,863	—	1,149,820	2,436,863	3,586,683	3,812	2023	40 Years
Houston, TX	—	2,089,325	4,926,489	—	2,089,325	4,926,489	7,015,814	107,764	2023	40 Years
Houston, TX	—	1,211,812	3,345,728	—	1,211,812	3,345,728	4,557,540	53,553	2023	40 Years
League City, TX	—	1,762,616	5,624,013	—	1,762,616	5,624,013	7,386,629	123,023	2023	40 Years
Longview, TX	—	641,613	2,710,240	—	641,613	2,710,240	3,351,853	53,640	2023	40 Years
Lubbock, TX	—	838,994	3,278,938	—	838,994	3,278,938	4,117,932	59,229	2023	40 Years
Mercedes, TX	—	721,575	1,359,169	—	721,575	1,359,169	2,080,744	10,374	2023	40 Years
Normangee, TX	—	123,404	1,242,768	—	123,404	1,242,768	1,366,172	30,873	2023	40 Years
Pearsall, TX	—	168,396	1,047,514	—	168,396	1,047,514	1,215,910	22,497	2023	40 Years
Richardson, TX	—	5,317,097	5,142,081	—	5,317,097	5,142,081	10,459,178	6,796	2023	40 Years
Richardson, TX	—	1,610,028	—	—	1,610,028	—	1,610,028	—	2023	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation   December 31, 2023

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements	Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	(in years)
Stafford, TX	—	677,550	729,300	—	677,550	729,300	1,406,850	14,802	2023	40 Years
Temple, TX	—	1,795,552	4,242,556	—	1,795,552	4,242,556	6,038,108	13,257	2023	40 Years
Warren, TX	—	152,485	1,245,867	—	152,485	1,245,867	1,398,352	31,036	2023	40 Years
Danville, VA	—	425,025	948,705	—	425,025	948,705	1,373,730	15,851	2023	40 Years
Fredericksburg, VA	—	1,764,786	—	—	1,764,786	—	1,764,786	—	2023	40 Years
Midlothian, VA	—	317,313	1,207,183	—	317,313	1,207,183	1,524,496	23,347	2023	40 Years
Portsmouth, VA	—	260,183	1,718,446	—	260,183	1,718,446	1,978,629	40,837	2023	40 Years
Stafford, VA	—	796,500	2,175,477	—	796,500	2,175,477	2,971,977	23,540	2023	40 Years
Puyallup, WA	—	674,340	796,624	—	674,340	796,624	1,470,964	17,412	2023	40 Years
Tacoma, WA	—	749,693	1,002,374	—	749,693	1,002,374	1,752,067	5,523	2023	40 Years
Vancouver, WA	—	663,929	884,896	—	663,929	884,896	1,548,825	18,132	2023	40 Years
Ashwaubenon, WI	—	3,545,375	26,018,158	—	3,545,375	26,018,158	29,563,533	514,918	2023	40 Years
Manitowoc, WI	—	547,959	7,964,601	—	547,959	7,964,601	8,512,560	186,497	2023	40 Years
Milwaukee, WI	—	3,209,988	—	—	3,209,988	—	3,209,988	—	2023	40 Years
Onalaska, WI	—	4,908,249	12,193,217	—	4,908,249	12,193,217	17,101,466	73,893	2023	40 Years
Sparta, WI	—	484,147	1,090,863	—	484,147	1,090,863	1,575,010	10,847	2023	40 Years
Charleston, WV	—	708,781	4,431,128	—	708,781	4,431,128	5,139,909	96,928	2023	40 Years
Pennsboro, WV	—	1,976,641	722,606	—	1,976,641	722,606	2,699,247	13,159	2023	40 Years
Ripley, WV	—	1,257,822	6,166,075	—	1,257,820	6,166,061	7,423,881	134,875	2023	40 Years
Subtotal	32,634,841	2,288,976,437	4,793,822,802	61,246,776	2,282,353,521	4,861,692,489 0	7,144,046,010 0	433,957,769		
Property Under Development										
Various	—	—	33,232,168	—	—	33,232,168	33,232,168	—		
Sub Total	—	—	33,232,168	—	—	33,232,168	33,232,168	—		
Total	$ 32,634,841	$ 2,288,976,437	$ 4,827,054,970	$ 61,246,776	$ 2,282,353,521	$ 4,894,924,657	$ 7,177,278,178	$ 433,957,769		

1. Reconciliation of Real Estate Properties

The following table reconciles the Real Estate Properties from January 1, 2021 to December 31, 2023.

	2023	2022	2021
Balance at January 1	$ 6,062,209,367	$ 4,605,458,035	$ 3,478,088,144
Construction, acquisition and other costs	1,135,848,799	1,499,979,100	1,172,183,773
Impairment charge	(9,555,945)	(1,165,524)	(2,905,125)
Disposition of real estate	(11,224,043)	(42,062,244)	(41,908,757)
Balance at December 31	$ 7,177,278,178	$ 6,062,209,367	$ 4,605,458,035

2. Reconciliation of Accumulated Depreciation

The following table reconciles the Real Estate Properties from January 1, 2021 to December 31, 2023.

	2023	2022	2021
Balance at January 1	$ 321,141,833	$ 233,861,792	$ 172,698,378
Current year depreciation expense	115,969,605	88,892,382	67,019,106
Impairment charge	(2,425,088)	(150,523)	(986,221)
Disposition of real estate	(728,581)	(1,461,818)	(4,869,471)
Balance at December 31	$ 433,957,769	$ 321,141,833	$ 233,861,792

3. Tax Basis

The aggregate cost of our real estate assets for federal income tax purposes is approximately $8.28 billion at December 31, 2023.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGREE REALTY CORPORATION

By: /s/ Joel N. Agree   Date: February 13, 2024
       Joel N. Agree
       President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that we, the undersigned officers and directors of Agree Realty Corporation, hereby severally constitute Richard Agree, Joel N. Agree and Peter Coughenour, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Agree Realty Corporation to comply with the provisions of the Securities Exchange Act of 1934, as amended and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

PURSUANT to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ Richard Agree   Date: February 13, 2024
       Richard Agree
       Executive Chairman of the Board of Directors

By: /s/ Joel N. Agree   Date: February 13, 2024
       Joel N. Agree
       President, Chief Executive Officer and Director
       (Principal Executive Officer)

By: /s/ Peter Coughenour   Date: February 13, 2024
       Peter Coughenour
       Chief Financial Officer and Secretary
       (Principal Financial Officer)

By: /s/ Stephen Breslin   Date: February 13, 2024
       Stephen Breslin
       Chief Accounting Officer
       (Principal Accounting Officer)

By: /s/ Karen Dearing   Date: February 13, 2024
       Karen Dearing
       Director

By: /s/ Merrie S. Frankel   Date: February 13, 2024
       Merrie S. Frankel
       Director

By: /s/ Mike Hollman   Date: February 13, 2024
       Mike Hollman
       Director

By: /s/ Michael Judlowe   Date: February 13, 2024
       Michael Judlowe
       Director

By: /s/ Linglong He   Date: February 13, 2024
    Linglong He
    Director

By: /s/ Greg Lehmkuhl   Date: February 13, 2024
    Greg Lehmkuhl
    Director

By: /s/ John Rakolta   Date: February 13, 2024
    John Rakolta
    Director

By: /s/ Jerome Rossi   Date: February 13, 2024
    Jerome Rossi
    Director

(This page has been left blank intentionally.)

AGREE REALTY CORPORATION
FINANCIAL HIGHLIGHTS
NYSE: ADC

FINANCIALS – For Year Ended December 31,	2023	2022	2021
Rental Income *($000's)*	$ 537,403	$ 429,632	$ 339,067
Adjusted Funds from Operations *($000's)*	$ 378,742	$ 304,917	$ 236,970
Adjusted Funds from Operations per share	$ 3.95	$ 3.83	$ 3.51
Dividends per share	$ 2.919	$ 2.805	$ 2.604

PROPERTY PORTFOLIO	2023	2022	2021
Real estate assets, at cost *($000's)*	$ 7,177,278	$ 6,062,210	$ 4,600,973
Total assets *($000's)*	$ 7,774,836	$ 6,713,189	$ 5,226,906
Total principal amount of debt outstanding *($000's)*	$ 2,431,868	$ 1,960,395	$ 1,702,635
Number of properties	2,135	1,839	1,404
Gross leasable area *(sq. ft.)*	44,162,000	38,147,000	29,129,000

TOTAL RETURN PERFORMANCE



Agree Realty Corporation — S&P MidCap 400 — Dow Jones U.S. Real Estate Strip Centers

INDEX	12.31.18	12.31.19	12.31.20	12.31.21	12.31.22	12.31.23
Agree Realty Corporation	100.00	122.67	120.84	134.45	139.13	129.26
S&P MidCap 400	100.00	126.20	143.44	178.95	155.58	181.15
Dow Jones U.S. Real Estate Strip Centers	100.00	127.04	87.19	125.49	113.27	124.88

AGREE REALTY CORPORATION
FINANCIAL HIGHLIGHTS
NYSE: ADC

ADJUSTED FUNDS FROM OPERATIONS *(in thousands)*



REAL ESTATE ASSETS *(in thousands)*



CORPORATE INFORMATION

LEADERSHIP TEAM

Joey Agree
President
Chief Executive Officer
Director

Peter Coughenour
Chief Financial Officer
Secretary

Craig Erlich
Chief Growth Officer

Danielle Spehar
General Counsel

Nicole Witteveen
Chief Operating Officer

DIRECTORS

Richard Agree
Executive Chairman

Karen Dearing
Senior Advisor
Sun Communities (NYSE: SUI)

Merrie S. Frankel
President
Minerva Realty Consultants, LLC

Adjunct Professor
Columbia University
New York University

Linglong He
Chief Leadership Advisor
Interim Chief Data Officer
Rocket Companies (NYSE: RKT)

Mike Hollman
SVP, Treasurer
Head of Strategic Finance
Hilton (NYSE: HLT)

Michael Judlowe
Former, Chairman of Jefferies'
US Real Estate, Gaming and Lodging
Investment Banking

Greg Lehmkuhl
President
Chief Executive Officer
Lineage Logistics

**Ambassador
John Rakolta, Jr. (Ret.)**
Chairman
Walbridge

Jerry Rossi
Chief Executive Officer
R&R Consulting

Former, Group President
The TJX Companies (NYSE: TJX)

Annual Meeting of Stockholders
Thursday, May 23, 2024 - 10:00 AM ET
www.virtualshareholdermeeting.com/
ADC2024

**Independent Registered
Public Accounting Firm**
Grant Thornton LLP

171 North Clark Street, Suite 200
Chicago, IL 60601

Counsel
Honigman LLP

39400 Woodward Ave., Suite 101
Bloomfield Hills, MI 48304

Registrar & Transfer Agent
Computershare Trust Company, N.A.

P.O. Box 43006
Providence, RI 02940

ADC Listed NYSE